(Convenience Translation of Financial Statements and Related Disclosures and Footnotes Originally Issued in Turkish, See Note 3.1.1)

KPMG



Türkiye Garanti Bankası Anonim Şirketi

And Its Financial Affiliates

Consolidated Financial Statements

As of and For the Year Ended

31 December 2009

(Convenience Translation of Financial Statements and Related Disclosures and Footnotes Originally Issued in Turkish)

With Independent Auditors' Report Thereon

Akis Bağımsız Denetim ve Serbest
Muhasebeci Mali Müşavirlik AŞ

11 February 2010

This report contains "Independent Auditors' Review Report" comprising 2 pages and; "Consolidated Financial Statements and Related Disclosures and Footnotes" comprising 98 pages.



Akis Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik A.Ş.
Yapı Kredi Plaza C Blok Kat 17
Büyükdere Caddesi
Levent 34330 İstanbul

Telephone +90 (212) 317 74 00
Fax +90 (212) 317 73 00
Internet www.kpmg.com.tr

Convenience Translation of the Auditors' Report
Originally Prepared and Issued in Turkish (See Note 3.1.1)

To the Board of Directors of Türkiye Garanti Bankası AŞ

We have audited the consolidated balance sheet of Türkiye Garanti Bankası AŞ ("the Bank") and its financial affiliates as of 31 December 2009 and the related consolidated income statement, consolidated statement of cash flows, consolidated statement of changes in shareholders' equity and a summary of significant accounting policies and notes to the financial statements.

Disclosure for the responsibility of the Bank's Board of Directors

The Bank's Board of Directors is responsible for establishing and maintaining effective internal control over financial reporting to prevent the misstatements caused by error or fraud, that are material to the consolidated financial statements; and for adopting sound accounting policies in compliance with the "Regulation on Accounting Applications for Banks and Safeguarding of Documents" published on the Official Gazette no.26333 dated 1 November 2006, Turkish Accounting Standards, Turkish Financial Reporting Standards and the statements, communiqués and guidances published by the Banking Regulation and Supervision Agency (BRSA) on accounting and financial reporting principles.

Disclosure for the Responsibility of the Authorized Audit Firm

Our responsibility, as independent auditors, is to express an opinion on these consolidated financial statements based on our audit. Our audit is performed in accordance with the "Regulation on the Assignment and Activities of the Banks' Independent Audit Firms" published on the Official Gazette no.26333 dated 1 November 2006 and international standards on auditing. We planned and conducted our audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. Our audit includes using the audit techniques for the purpose of obtaining evidence supporting the amounts and disclosures in the financial statements. The selection of the audit techniques is made in accordance with our professional judgment by taking the effectiveness of the controls over financial reporting into consideration and assessing the appropriateness of the applied accounting policies. We believe that our audit provides a reasonable basis for our opinion.

Basis of Qualified Opinion

As of the balance sheet date, the accompanying consolidated financial statements include a general reserve amounting to TL 360,000 thousands provided by the Bank management in line with conservatism principle considering the circumstances which may arise from any changes in economy or market conditions, and TL 330,000 thousands of such provision has been recognized as expense in the current period.



Independent Auditors' Opinion

In our opinion, except for the effect on the consolidated financial statemenst of the matter described in the fourth paragraph the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Türkiye Garanti Bankası AŞ and its financial affiliates as of 31 December 2009 and the result of its operations and cash flows for the year then ended in accordance with the accounting principles and standards as per the existing regulations described in Article 37 and Article 38 of (Turkish) Banking Law No 5411 and the statements, communiqués and guidances published by the BRSA on accounting and financial reporting principles.

İstanbul,
11 February 2010

Akis Bağımsız Denetim ve Serbest
Muhasebeci Mali Müşavirlik
Anonim Şirketi

Murat Alsan
Partner, Certified Public Accountant

Additional paragraph for convenience translation to English:

As explained in Note 3.1.1, the accompanying financial statements are not intended to present the financial position and results of operations in accordance with the accounting principles and practices generally accepted in countries and jurisdictions other than Turkey.

Türkiye Garanti Bankası Anonim Şirketi and Its Financial Affiliates
Consolidated Financial Report
as of and for the Year Ended 31 December 2009

Levent Nispetiye Mah.Aytar Cad.
No:2 Beşiktaş 34340 Istanbul
Telephone: 212 318 18 18
Fax: 212 216 64 22
www.garanti.com.tr
www.garantibank.com.tr
investorrelations@garanti.com.tr

The consolidated financial report for the year ended 31 December 2009 prepared in accordance with the communiqué of Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks as regulated by Banking Regulation and Supervision Agency, is comprised of the following sections:

1. General Information about Parent Bank
2. Consolidated Interim Financial Statements of Parent Bank
3. Accounting Policies
4. Consolidated Financial Position and Results of Operations of Group
5. Disclosures and Footnotes on Consolidated Financial Statements
6. Other Disclosures and Footnotes
7. Independent Auditors' Report

The consolidated subsidiaries and associates in the scope of this consolidated financial report are the followings:

Subsidiaries
1.Garanti Bank International NV
2.Garanti Finansal Kiralama AŞ
3.Garanti Bank Moscow
4.Garanti Faktoring Hizmetleri AŞ
5.Garanti Emeklilik ve Hayat AŞ
6.Garanti Yatırım Menkul Kıymetler AŞ
7.Garanti Portföy Yönetimi AŞ
8.Garanti Financial Services Plc
9.Garanti Fund Management Co Ltd

Associates
1.Eureko Sigorta AŞ

Special Purpose Entities
1.Garanti Diversified Payment Rights Finance Company
2.T2 Capital Finance Company

The consolidated financial statements and related disclosures and footnotes that were subject to independent audit, are prepared in accordance with the Regulation on Accounting Applications for Banks and Safeguarding of Documents, Turkish Accounting Standards, Turkish Financial Reporting Standards and the related statements and guidances and in compliance with the financial records of our Bank and, unless stated otherwise, presented in thousands of Turkish Lira (TL).

Ferit F. Şahenk	**M. Cüneyt Sezgin**	**Des O'Shea**	**S. Ergun Özen**	**Aydın Şenel**	**Aylin Aktürk**
Board of Directors Chairman	Audit Committee Member	Audit Committee Member	General Manager	Executive Vice President Responsible of Financial Reporting	Coordinator

The authorized contact person for questions on this financial report:

Name-Surname/Title: Handan SAYGIN/Senior Vice President of Investor Relations
Phone no: 90 212 318 23 50
Fax no: 90 212 216 59 02

(Thousands of Turkish Lira (TL))

1 General Information

1.1 History of parent bank including its incorporation date, initial legal status, amendments to legal status

Türkiye Garanti Bankası Anonim Şirketi (the Bank) was established by the decree of Council of Ministers numbered 3/4010 dated 11 April 1946 and its "Articles of Association" was issued in the Official Gazette dated 25 April 1946. The Bank provides banking services through 783 domestic branches, five foreign branches and four representative offices abroad. The Bank's head office is located in Istanbul.

1.2 Parent bank's shareholder structure, management and internal audit, direct and indirect shareholders, change in shareholder structure during period and information on its risk group

As of 31 December 2009, group of companies under Doğuş Holding AŞ that currently owns 30.52% shares of the Bank, is called as the Doğuş Group (the Group). On 22 December 2005, Doğuş Holding AŞ had completed the sale of 53,550,000,000 shares composing 25.5% of the Bank's issued share capital to "GE Araştırma ve Müşavirlik Limited Şti." of General Electric (GE) Group. Accordingly, GE acquired a joint control on the Bank's management. On 27 December 2007, GE Araştırma ve Müşavirlik Limited Şti. has sold 9,765,000,000 shares of the Bank at a nominal value of TL 97,650 thousands each to Doğuş Holding AŞ, representing 4.65% of the issued share capital of Türkiye Garanti Bankası AŞ.

Doğuş Group

The Doğuş Group that was established in 1951 initially for investments in construction sector, operates in seven sectors namely financial services, automotive, construction, real estate, tourism, media and energy with more than 70 companies and 28 thousands employees.

The major worldwide joint ventures of the Group are; GE in finance and real estate, Volkswagen AG and TÜVSÜD in automotive, French Alstom and Japan Marubeni in construction, CNBC in media and Starwood Hotels & Resorts, Worldwide Inc., HMS International Hotel GmbH (Maritim) and Aldania GmbH in tourism.

The major investments of the Group in financial sector are; Türkiye Garanti Bankası AŞ, Garanti Bank International NV, Garanti Bank Moscow, Garanti Finansal Kiralama AŞ, Garanti Faktoring Hizmetleri AŞ, Garanti Yatırım Menkul Kıymetler AŞ, Garanti Portföy Yönetimi AŞ, Garanti Emeklilik ve Hayat AŞ, Eureko Sigorta AŞ, Doğuş GE Gayrimenkul Yatırım Ortaklığı AŞ and Volkswagen Doğuş Tüketici Finansmanı AŞ.

General Electric Group

GE is a company providing variety of technology, media and financial services including aircraft engine and energy production, water and security technologies, medical systems, corporate-retail financing services and media services.

GE operates in more than 100 countries through its four major business lines providing services through their own business units with more than 300 thousand employees. These four business lines are;

GE Technology Infrastructure
GE Energy Infrastructure
GE Capital Finance
NBC Universal

(Thousands of Turkish Lira (TL))

GE Global Banking that operates under GE Capital Finance, one of GE's major business lines extends loans to consumers, retailers and car vendors in 26 countries. GE Global Banking provides variety of financial products to customers such as store credit cards, consumer loans, bank cards, automobile loans and leasing, mortgage, corporate traveling and spending cards and debt consolidation.

1.3 Information on parent bank's board of directors chairman and members, audit committee members, chief executive officer, executive vice presidents and their shareholdings in the bank

Board of Directors Chairman and Members:

Name and Surname	Responsibility	Appointment Date	Education	Experience in Banking and Business Administration
Ferit Faik Şahenk	Chairman	18.04.2001	University	19 years
Süleyman Sözen	Vice Chairman	08.07.2003	University	27 years
Muammer Cüneyt Sezgin	Member of BOD and Audit Committee	30.06.2004	PhD	21 years
Dr. Ahmet Kamil Esirtgen	Member	19.03.1992	PhD	35 years
Denis Arthur Hall	Member	08.10.2008	College	25 years
Des O'Shea	Member of BOD and Audit Committee	02.11.2006	University	32 years
Dmitri Lysander Stockton	Member	22.12.2005	University	18 years
Xavier Pascal Durand	Member	02.04.2009	Master	9 years
Sait Ergun Özen	Member and CEO	14.05.2003	University	22 years

CEO and Executive Vice Presidents:

Name and Surname	Responsibility	Appointment Date	Education	Experience in Banking and Business Administration
Sait Ergun Özen	CEO	01.04.2000	University	22 years
Adnan Memiş	EVP-Support Services	03.06.1991	Master	31 years
Afzal Mohammed Modak	EVP-Finance & Accounting	20.07.2007	Master	24 years
Ali Fuat Erbil	EVP-Retail Banking	30.04.1999	PhD	17 years
Ali Temel	EVP-Loans	21.10.1999	University	19 years
Gökhan Erun	EVP-Human Resources & Investment Banking	18.08.2005	Master	15 years
Faruk Nafiz Karadere	EVP-SME Banking	01.05.1999	University	27 years
Halil Hüsnü Erel	EVP-Operational Services	16.06.1997	University	24 years
Uruz Ersözoğlu	EVP-Treasury	03.04.2006	University	18 years
Tolga Egemen	EVP-Financial Institutions & Corporate Banking	21.09.2000	University	17 years
Turgay Gönensin	EVP-Commercial Banking	15.12.2001	University	24 years
Aydın Şenel	EVP- General Accounting & Financial Reporting	02.03.2006	University	28 years
Zekeriya Öztürk	EVP- International Business Development	02.03.2006	Master	14 years
Avni Aydın Düren	EVP-Legal Services	15.01.2009	Master	15 years
Betül Ebru Edin	EVP-Project Finance	25.11.2009	University	15 years

The top management listed above does not hold any unquoted shares of the Bank.

(Thousands of Turkish Lira (TL))

1.4 Information on parent bank's qualified shareholders

Company	Shares	Ownership	Paid-in Capital	Unpaid Portion
Doğuş Holding AŞ	1,121,504	26.7025%	1,121,504	-
GE Araştırma ve Müşavirlik Limited Şti	875,712	20.8503%	875,712	-

At 23 December 2009, Doğuş Holding AŞ has acquired TL 1,703,451 shares of the Bank at a total face value of TL 1,703 thousands from Doğuş Nakliyat ve Ticaret AŞ.

According to the decision made at the "General Assembly of Founder Shares Owners" and the "Extraordinary General Shareholders" meetings held on 13 June 2008, the Bank repurchased all the 370 founder share-certificates issued in order to redeem and exterminate them, subsequent to the permissions obtained from the related legal authorities, at a value of TL 3,876 thousands each in accordance with the report prepared by the court expert and approved by the Istanbul 5th Commercial Court of First Instance. A total payment of TL 1,434,233 thousands has been made to the owners of 368 founder share-certificates from "extraordinary reserves", and the value of remaining 2 founder share-certificates has been blocked in the bank accounts.

Subsequent to these purchases, the clauses 15, 16 and 45 of the Articles of Association of the Bank have been revised accordingly.

1.5 Summary information on parent bank's activities and services

Activities of the Bank as stated at the third clause of its Articles of Association are as follows:

- All banking operations,
- Participating in, establishing, and trading the shares of enterprises at various sectors within the limits setforth by the Banking Law;
- Providing attorneyship, insurance agency, brokerage and freight services in relation with banking activities,
- Purchasing/selling debt securities, treasury bills, government bonds and other share certificates issued by Turkish government and other official and private institutions,
- Developing economical and financial relations with foreign organizations,
- Dealing with all economic operations in compliance with the Banking Law.

The Bank's activities are not limited to those disclosed in that third clause, but whenever the Board of Directors deems any operations other than those stated above to be of benefit to the Bank, it is recommended in the general meeting, and the launching of the related project depends on the decision taken during the General Assembly which results in a change in the Articles of Association and on the approval of this decision by the Ministry of Industry and Commerce. Accordingly, the approved decision is added to the Articles of Association.

The Bank is not a specialized bank but deals with all kinds of banking activities. Deposits are the main sources of the lendings to the customers. The Bank grants loans to companies operating in various sectors while aiming to maintain the required level of efficiency and profitability.

The Bank also grants non-cash loans to its customers; especially letters of guarantee, letters of credit and acceptance credits.

2 Consolidated Financial Statements

(Convenience Translation of Financial Statements Originally Issued in Turkish)

Türkiye Garanti Bankası Anonim Şirketi and Its Financial Affiliates

Consolidated Balance Sheet

At 31 December 2009

	ASSETS	Footnotes	THOUSANDS OF TURKISH LIRA (TL)					
			CURRENT PERIOD 31 December 2009			PRIOR PERIOD 31 December 2008		
			TL	FC	Total	TL	FC	Total
I.	**CASH AND BALANCES WITH CENTRAL BANK**	5.1.1	**3,849,004**	**3,037,901**	**6,886,905**	**2,575,060**	**2,974,970**	**5,550,030**
II.	**FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS (Net)**	5.1.2	**892,050**	**349,183**	**1,241,233**	**659,366**	**614,557**	**1,273,923**
2.1	Financial assets held for trading		892,050	349,183	1,241,233	659,366	614,557	1,273,923
2.1.1	Government securities		411,165	14,312	425,477	123,957	15,599	139,556
2.1.2	Equity securities		9,489	14	9,503	13,642	14	13,656
2.1.3	Derivative financial assets held for trading		462,424	179,688	642,112	512,567	230,668	743,235
2.1.4	Other securities		8,972	155,169	164,141	9,200	368,276	377,476
2.2	Financial assets valued at fair value through profit or loss		-	-	-	-	-	-
2.2.1	Government securities		-	-	-	-	-	-
2.2.2	Equity securities		-	-	-	-	-	-
2.2.3	Loans		-	-	-	-	-	-
2.2.4	Other securities		-	-	-	-	-	-
III.	**BANKS**	5.1.3	**3,153,741**	**6,904,630**	**10,058,371**	**1,713,868**	**5,336,354**	**7,050,222**
IV.	**INTERBANK MONEY MARKETS**		**1,000,180**	**-**	**1,000,180**	**40,552**	**-**	**40,552**
4.1	Interbank money market placements		1,000,180	-	1,000,180	-	-	-
4.2	Istanbul Stock Exchange money market placements		-	-	-	40,552	-	40,552
4.3	Receivables from reverse repurchase agreements		-	-	-	-	-	-
V.	**FINANCIAL ASSETS AVAILABLE-FOR-SALE (Net)**	5.1.4	**25,422,478**	**4,347,156**	**29,769,634**	**15,031,030**	**3,296,591**	**18,327,621**
5.1	Equity securities		21,732	78,066	99,798	17,464	44,989	62,453
5.2	Government securities		25,126,111	1,284,849	26,410,960	14,714,792	1,045,877	15,760,669
5.3	Other securities		274,635	2,984,241	3,258,876	298,774	2,205,725	2,504,499
VI.	**LOANS**	5.1.5	**28,830,216**	**24,646,420**	**53,476,636**	**28,086,979**	**24,662,721**	**52,749,700**
6.1	Loans		28,405,574	24,644,204	53,049,778	27,636,833	24,662,721	52,299,554
6.1.1	Loans to bank's risk group	5.7	119,441	146,867	266,308	48,308	201,823	250,131
6.1.2	Government securities	5.7	-	-	-	-	-	-
6.1.3	Other		28,286,133	24,497,337	52,783,470	27,588,525	24,460,898	52,049,423
6.2	Loans under follow-up		2,237,105	58,093	2,295,198	1,239,739	25,085	1,264,824
6.3	Specific provisions (-)		1,812,463	55,877	1,868,340	789,593	25,085	814,678
VII.	**FACTORING RECEIVABLES**	5.1.6	**628,065**	**227,595**	**855,660**	**405,992**	**245,807**	**651,799**
VIII.	**INVESTMENTS HELD-TO-MATURITY (Net)**	5.1.7	**5,991,656**	**1,476,169**	**7,467,825**	**6,086,566**	**1,697,815**	**7,784,381**
8.1	Government securities		5,991,656	1,438,946	7,430,602	6,086,566	1,658,021	7,744,587
8.2	Other securities		-	37,223	37,223	-	39,794	39,794
IX.	**INVESTMENTS IN ASSOCIATES (Net)**	5.1.8	**69,297**	**-**	**69,297**	**57,074**	**-**	**57,074**
9.1	Associates consolidated under equity accounting		50,579	-	50,579	40,342	-	40,342
9.2	Unconsolidated associates		18,718	-	18,718	16,732	-	16,732
9.2.1	Financial investments in associates		16,741	-	16,741	14,755	-	14,755
9.2.2	Non-financial investments in associates		1,977	-	1,977	1,977	-	1,977
X.	**INVESTMENTS IN SUBSIDIARIES (Net)**	5.1.9	**22,432**	**681**	**23,113**	**20,780**	**674**	**21,454**
10.1	Unconsolidated financial investments in subsidiaries		417	681	1,098	417	674	1,091
10.2	Unconsolidated non-financial investments in subsidiaries		22,015	-	22,015	20,363	-	20,363
XI.	**INVESTMENTS IN JOINT-VENTURES (Net)**	5.1.10	-	-	-	-	-	-
11.1	Joint-ventures consolidated under equity accounting		-	-	-	-	-	-
11.2	Unconsolidated joint-ventures		-	-	-	-	-	-
11.2.1	Financial investments in joint-ventures		-	-	-	-	-	-
11.2.2	Non-financial investments in joint-ventures		-	-	-	-	-	-
XII.	**LEASE RECEIVABLES (Net)**	5.1.11	**321,461**	**1,220,048**	**1,541,509**	**450,766**	**1,653,231**	**2,103,997**
12.1	Financial lease receivables		396,311	1,389,287	1,785,598	560,173	1,869,013	2,429,186
12.2	Operational lease receivables		-	-	-	-	-	-
12.3	Others		-	-	-	-	-	-
12.4	Unearned income (-)		74,850	169,239	244,089	109,407	215,782	325,189
XIII.	**DERIVATIVE FINANCIAL ASSETS HELD FOR RISK MANAGEMENT**	5.1.12	**-**	**-**	**-**	**-**	**69,161**	**69,161**
13.1	Fair value hedges		-	-	-	-	-	-
13.2	Cash flow hedges		-	-	-	-	69,161	69,161
13.3	Net foreign investment hedges		-	-	-	-	-	-
XIV.	**TANGIBLE ASSETS (Net)**	5.1.13	**1,166,985**	**123,268**	**1,290,253**	**1,108,806**	**98,218**	**1,207,024**
XV.	**INTANGIBLE ASSETS (Net)**	5.1.14	**41,572**	**5,374**	**46,946**	**32,456**	**5,023**	**37,479**
15.1	Goodwill		6,388	-	6,388	6,388	-	6,388
15.2	Other intangibles		35,184	5,374	40,558	26,068	5,023	31,091
XVI.	**INVESTMENT PROPERTY (Net)**	5.1.15	-	-	-	-	-	-
XVII.	**TAX ASSET**		**115,201**	**1,455**	**116,656**	**34,877**	**17,777**	**52,654**
17.1	Current tax asset		36,484	1,455	37,939	70	63	133
17.2	Deferred tax asset	5.1.16	78,717	-	78,717	34,807	17,714	52,521
XVIII.	**ASSETS HELD FOR SALE AND ASSETS OF DISCONTINUED OPERATIONS (Net)**	5.1.17	**81,192**	**-**	**81,192**	**81,346**	**-**	**81,346**
18.1	Asset held for resale		81,192	-	81,192	81,346	-	81,346
18.2	Assets of discontinued operations		-	-	-	-	-	-
XIX.	**OTHER ASSETS**	5.1.18	**2,216,285**	**192,771**	**2,409,056**	**1,823,944**	**156,052**	**1,979,996**
	TOTAL ASSETS		**73,801,815**	**42,532,651**	**116,334,466**	**58,209,462**	**40,828,951**	**99,038,413**

The accompanying notes are an integral part of these consolidated financial statements.

(Convenience Translation of Financial Statements Originally Issued in Turkish)

Türkiye Garanti Bankası Anonim Şirketi and Its Financial Affiliates
Consolidated Balance Sheet
At 31 December 2009

	LIABILITIES AND SHAREHOLDERS' EQUITY	Footnotes	THOUSANDS OF TURKISH LIRA (TL)					
			CURRENT PERIOD 31 December 2009			PRIOR PERIOD 31 December 2008		
			TL	FC	Total	TL	FC	Total
I.	**DEPOSITS**	5.2.1	**36,270,775**	**32,510,938**	**68,781,713**	**29,119,139**	**28,840,818**	**57,959,957**
1.1	Deposits from bank's risk group	5.7	248,102	475,122	723,224	150,823	350,667	501,490
1.2	Other		36,022,673	32,035,816	68,058,489	28,968,316	28,490,151	57,458,467
II.	**DERIVATIVE FINANCIAL LIABILITIES HELD FOR TRADING**	5.2.2	**117,872**	**223,544**	**341,416**	**302,141**	**298,951**	**601,092**
III.	**FUNDS BORROWED**	5.2.3	**4,127,463**	**11,338,888**	**15,466,351**	**2,738,501**	**10,734,878**	**13,473,379**
IV.	**INTERBANK MONEY MARKETS**	5.2.4	**10,377,251**	**387,478**	**10,764,729**	**10,452,524**	**700,656**	**11,153,180**
4.1	Interbank money market takings		-	-	-	-	-	-
4.2	Istanbul Stock Exchange money market takings		-	-	-	-	-	-
4.3	Obligations under repurchase agreements		10,377,251	387,478	10,764,729	10,452,524	700,656	11,153,180
V.	**SECURITIES ISSUED (Net)**		-	-	-	-	-	-
5.1	Bills		-	-	-	-	-	-
5.2	Asset backed securities		-	-	-	-	-	-
5.3	Bonds		-	-	-	-	-	-
VI.	**FUNDS**		-	-	-	-	-	-
6.1	Borrower funds		-	-	-	-	-	-
6.2	Other		-	-	-	-	-	-
VII.	**MISCELLANEOUS PAYABLES**		**3,642,036**	**95,805**	**3,737,841**	**2,795,404**	**121,233**	**2,916,637**
VIII.	**OTHER EXTERNAL FUNDINGS PAYABLE**		**708,793**	**234,246**	**943,039**	**633,430**	**231,590**	**865,020**
IX.	**FACTORING PAYABLES**	5.2.5	-	-	-	-	-	-
X.	**LEASE PAYABLES (Net)**	5.2.6	-	**5,034**	**5,034**	-	**4,845**	**4,845**
10.1	Financial lease payables		-	5,034	5,034	-	4,845	4,845
10.2	Operational lease payables		-	-	-	-	-	-
10.3	Others		-	-	-	-	-	-
10.4	Deferred expenses (-)		-	-	-	-	-	-
XI.	**DERIVATIVE FINANCIAL LIABILITIES HELD FOR RISK MANAGEMENT**	5.2.7	-	**3,464**	**3,464**	-	**4,871**	**4,871**
11.1	Fair value hedges		-	-	-	-	-	-
11.2	Cash flow hedges		-	3,464	3,464	-	4,871	4,871
11.3	Net foreign investment hedges		-	-	-	-	-	-
XII.	**PROVISIONS**	5.2.8	**1,182,529**	**33,939**	**1,216,468**	**944,756**	**28,510**	**973,266**
12.1	General provisions		407,179	30,155	437,334	409,543	19,256	428,799
12.2	Restructuring reserves		-	-	-	-	-	-
12.3	Reserve for employee benefits		167,758	-	167,758	198,840	-	198,840
12.4	Insurance technical provisions (Net)		128,614	-	128,614	123,603	-	123,603
12.5	Other provisions		478,978	3,784	482,762	212,770	9,254	222,024
XIII.	**TAX LIABILITY**	5.2.9	**381,104**	**16,066**	**397,170**	**390,131**	**6,746**	**396,877**
13.1	Current tax liability		380,809	5,511	386,320	387,893	6,746	394,639
13.2	Deferred tax liability		295	10,555	10,850	2,238	-	2,238
XIV.	**LIABILITIES FOR ASSETS HELD FOR SALE AND ASSETS OF DISCONTINUED OPERATIONS (Net)**	5.2.10	-	-	-	-	-	-
14.1	Asset held for sale		-	-	-	-	-	-
14.2	Assets of discontinued operations		-	-	-	-	-	-
XV.	**SUBORDINATED DEBTS**	5.2.11	-	**991,457**	**991,457**	-	**946,709**	**946,709**
XVI.	**SHAREHOLDERS' EQUITY**	5.2.12	**13,556,361**	**129,423**	**13,685,784**	**9,752,345**	**(9,765)**	**9,742,580**
16.1	Paid-in capital		4,200,000	-	4,200,000	4,200,000	-	4,200,000
16.2	Capital reserves		2,571,092	116,512	2,687,604	1,576,741	(18,270)	1,558,471
16.2.1	Share premium		11,880	-	11,880	11,880	-	11,880
16.2.2	Share cancellation profits		-	-	-	-	-	-
16.2.3	Securities value increase fund		1,242,755	118,679	1,361,434	257,174	(79,268)	177,906
16.2.4	Revaluation surplus on tangible assets		598,194	-	598,194	597,090	-	597,090
16.2.5	Revaluation surplus on intangible assets		-	-	-	-	-	-
16.2.6	Revaluation surplus on investment property		-	-	-	-	-	-
16.2.7	Bonus shares of associates, subsidiaries and joint-ventures		1,509	-	1,509	1,509	-	1,509
16.2.8	Hedging reserves (effective portion)		(55,800)	(2,167)	(57,967)	(63,466)	60,998	(2,468)
16.2.9	Revaluation surplus on assets held for sale and assets of discontinued operations		-	-	-	-	-	-
16.2.10	Other capital reserves		772,554	-	772,554	772,554	-	772,554
16.3	Profit reserves		3,650,529	12,911	3,663,440	2,061,101	8,505	2,069,606
16.3.1	Legal reserves		374,641	4,634	379,275	280,954	4,097	285,051
16.3.2	Status reserves		-	-	-	-	-	-
16.3.3	Extraordinary reserves		3,187,603	-	3,187,603	1,681,758	-	1,681,758
16.3.4	Other profit reserves		88,285	8,277	96,562	98,389	4,408	102,797
16.4	Profit or loss		3,085,717	-	3,085,717	1,879,378	-	1,879,378
16.4.1	Prior periods profit/loss		-	-	-	-	-	-
16.4.2	Current period net profit/loss		3,085,717	-	3,085,717	1,879,378	-	1,879,378
16.5	Minority interest		49,023	-	49,023	35,125	-	35,125
	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**70,364,184**	**45,970,282**	**116,334,466**	**57,128,371**	**41,910,042**	**99,038,413**

The accompanying notes are an integral part of these consolidated financial statements.

(Convenience Translation of Financial Statements Originally Issued in Turkish)

Türkiye Garanti Bankası Anonim Şirketi and Its Financial Affiliates
Consolidated Off-Balance Sheet Items
At 31 December 2009

OFF-BALANCE SHEET ITEMS		Footnotes	THOUSANDS OF TURKISH LIRA (TL)					
			CURRENT PERIOD 31 December 2009			PRIOR PERIOD 31 December 2008		
			TL	FC	Total	TL	FC	Total
A. OFF-BALANCE SHEET COMMITMENTS AND CONTINGENCIES (I+II+III)			**33,018,295**	**45,209,801**	**78,228,096**	**32,184,579**	**48,697,088**	**80,881,667**
I.	**GUARANTEES AND SURETIES**	5.3.1	**4,507,230**	**10,606,237**	**15,113,467**	**4,228,584**	**10,338,550**	**14,567,134**
1.1.	Letters of guarantee		4,506,694	7,653,913	12,160,607	4,118,306	6,894,220	11,012,526
1.1.1.	Guarantees subject to State Tender Law		-	-	-	238,990	541,707	780,697
1.1.2.	Guarantees given for foreign trade operations		331,518	535,270	866,788	312,563	422,149	734,712
1.1.3.	Other letters of guarantee		4,175,176	7,118,643	11,293,819	3,566,753	5,930,364	9,497,117
1.2.	Bank acceptances		514	125,327	125,841	-	123,807	123,807
1.2.1.	Import letter of acceptance		514	124,968	125,482	-	108,097	108,097
1.2.2.	Other bank acceptances		-	359	359	-	15,710	15,710
1.3.	Letters of credit		22	2,826,997	2,827,019	278	3,320,523	3,320,801
1.3.1.	Documentary letters of credit		-	4	4	-	82	82
1.3.2.	Other letters of credit		22	2,826,993	2,827,015	278	3,320,441	3,320,719
1.4.	Guaranteed prefinancings		-	-	-	-	-	-
1.5.	Endorsements		-	-	-	-	-	-
1.5.1.	Endorsements to the Central Bank of Turkey		-	-	-	-	-	-
1.5.2.	Other endorsements		-	-	-	-	-	-
1.6.	Underwriting commitments		-	-	-	-	-	-
1.7.	Factoring related guarantees		-	-	-	-	-	-
1.8.	Other guarantees		-	-	-	110,000	-	110,000
1.9.	Other sureties		-	-	-	-	-	-
II.	**COMMITMENTS**		**15,558,625**	**5,168,345**	**20,726,970**	**14,376,973**	**4,743,412**	**19,120,385**
2.1.	Irrevocable commitments		15,558,625	5,167,699	20,726,324	14,376,973	4,742,758	19,119,731
2.1.1.	Asset purchase and sale commitments		387,216	1,876,854	2,264,070	153,483	1,418,639	1,572,122
2.1.2.	Deposit purchase and sale commitments		46,000	1,736	47,736	-	-	-
2.1.3.	Share capital commitments to associates and subsidiaries		2,250	10,136	12,386	812	-	812
2.1.4.	Loan granting commitments		3,262,629	1,802,239	5,064,868	2,787,561	1,853,327	4,640,888
2.1.5.	Securities issuance brokerage commitments		-	-	-	-	-	-
2.1.6.	Commitments for reserve deposit requirements		-	-	-	-	-	-
2.1.7.	Commitments for cheque payments		1,513,244	-	1,513,244	1,356,288	-	1,356,288
2.1.8.	Tax and fund obligations on export commitments		25,746	-	25,746	25,834	-	25,834
2.1.9.	Commitments for credit card limits		9,057,330	63,429	9,120,759	8,788,785	31,274	8,820,059
2.1.10.	Commitments for credit cards and banking services related promotions		-	-	-	-	-	-
2.1.11.	Receivables from "short" sale commitments on securities		-	-	-	-	-	-
2.1.12.	Payables from "short" sale commitments on securities		-	-	-	-	-	-
2.1.13.	Other irrevocable commitments		1,264,210	1,413,305	2,677,515	1,264,210	1,439,518	2,703,728
2.2.	Revocable commitments		-	646	646	-	654	654
2.2.1.	Revocable loan granting commitments		-	-	-	-	-	-
2.2.2.	Other revocable commitments		-	646	646	-	654	654
III.	**DERIVATIVE FINANCIAL INSTRUMENTS**	5.3.2	**12,952,440**	**29,435,219**	**42,387,659**	**13,579,022**	**33,615,126**	**47,194,148**
3.1.	Derivative financial instruments held for risk management		-	1,295	1,295	-	110,523	110,523
3.1.1.	Fair value hedges		-	-	-	-	-	-
3.1.2.	Cash flow hedges		-	1,295	1,295	-	110,523	110,523
3.1.3.	Net foreign investment hedges		-	-	-	-	-	-
3.2.	Trading derivatives		12,952,440	29,433,924	42,386,364	13,579,022	33,504,603	47,083,625
3.2.1.	Forward foreign currency purchases/sales		1,818,821	3,115,457	4,934,278	1,937,437	2,904,909	4,842,346
3.2.1.1.	Forward foreign currency purchases		632,918	1,852,653	2,485,571	934,191	1,490,485	2,424,676
3.2.1.2.	Forward foreign currency sales		1,185,903	1,262,804	2,448,707	1,003,246	1,414,424	2,417,670
3.2.2.	Currency and interest rate swaps		6,495,010	15,082,269	21,577,279	9,923,766	20,708,428	30,632,194
3.2.2.1.	Currency swaps-purchases		2,751,465	8,058,713	10,810,178	5,472,200	9,895,595	15,367,795
3.2.2.2.	Currency swaps-sales		3,743,545	6,933,665	10,677,210	4,451,566	10,772,760	15,224,326
3.2.2.3.	Interest rate swaps-purchases		-	43,880	43,880	-	18,612	18,612
3.2.2.4.	Interest rate swaps-sales		-	46,011	46,011	-	21,461	21,461
3.2.3.	Currency, interest rate and security options		4,610,920	10,563,208	15,174,128	1,683,016	9,017,177	10,700,193
3.2.3.1.	Currency call options		1,783,868	3,895,081	5,678,949	658,260	2,816,859	3,475,119
3.2.3.2.	Currency put options		2,803,461	3,146,723	5,950,184	990,950	2,696,475	3,687,425
3.2.3.3.	Interest rate call options		-	1,810,844	1,810,844	-	1,799,040	1,799,040
3.2.3.4.	Interest rate put options		-	1,710,560	1,710,560	-	1,692,640	1,692,640
3.2.3.5.	Security call options		18,368	-	18,368	33,806	10,642	44,448
3.2.3.6.	Security put options		5,223	-	5,223	-	1,521	1,521
3.2.4.	Currency futures		24,689	24,715	49,404	27,209	33,537	60,746
3.2.4.1.	Currency futures-purchases		-	4,704	4,704	24,833	24,967	49,800
3.2.4.2.	Currency futures-sales		24,689	20,011	44,700	2,376	8,570	10,946
3.2.5.	Interest rate futures		-	32,184	32,184	-	-	-
3.2.5.1.	Interest rate futures-purchases		-	-	-	-	-	-
3.2.5.2.	Interest rate futures-sales		-	32,184	32,184	-	-	-
3.2.6.	Others		3,000	616,091	619,091	7,594	840,552	848,146
B. CUSTODY AND PLEDGED ITEMS (IV+V+VI)			**185,391,052**	**132,127,676**	**317,518,728**	**149,828,729**	**108,801,912**	**258,630,641**
IV.	**ITEMS HELD IN CUSTODY**		**45,443,121**	**15,546,141**	**60,989,262**	**38,828,829**	**15,720,224**	**54,549,053**
4.1.	Customers' securities held		23,873,575	1,133	23,874,708	18,299,861	3,913,486	22,213,347
4.2.	Investment securities held in custody		14,546,869	4,662,027	19,208,896	13,804,387	932,508	14,736,895
4.3.	Checks received for collection		4,990,781	854,872	5,845,653	4,869,700	895,721	5,765,421
4.4.	Commercial notes received for collection		1,963,409	1,826,388	3,789,797	1,822,785	1,776,262	3,599,047
4.5.	Other assets received for collection		21,265	7,683,438	7,704,703	9,649	7,665,813	7,675,462
4.6.	Assets received through public offering		-	34,412	34,412	-	25,454	25,454
4.7.	Other items under custody		47,222	483,871	531,093	22,447	510,980	533,427
4.8.	Custodians		-	-	-	-	-	-
V.	**PLEDGED ITEMS**		**139,947,931**	**116,581,535**	**256,529,466**	**110,999,900**	**93,081,688**	**204,081,588**
5.1.	Securities		548,240	23,062	571,302	77,210	24,354	101,564
5.2.	Guarantee notes		20,386,072	7,192,615	27,578,687	16,424,680	6,927,507	23,352,187
5.3.	Commodities		-	-	-	157	-	157
5.4.	Warranties		-	341,862	341,862	-	335,011	335,011
5.5.	Real estates		26,911,048	34,618,660	61,529,708	19,469,018	20,275,144	39,744,162
5.6.	Other pledged items		92,102,401	74,404,896	166,507,297	75,028,665	65,519,224	140,547,889
5.7.	Pledged items-depository		170	440	610	170	448	618
VI.	**CONFIRMED BILLS OF EXCHANGE AND SURETIES**		-	-	-	-	-	-
	TOTAL OFF-BALANCE SHEET ITEMS (A+B)		**218,409,347**	**177,337,477**	**395,746,824**	**182,013,308**	**157,499,000**	**339,512,308**

The accompanying notes are an integral part of these consolidated financial statements.

(Convenience Translation of Financial Statements Originally Issued in Turkish)

Türkiye Garanti Bankası Anonim Şirketi and Its Financial Affiliate:
Consolidated Income Statement
For the Year Ended 31 December 2009

	INCOME AND EXPENSE ITEMS	Footnotes	THOUSANDS OF TURKISH LIRA (TL) CURRENT PERIOD 1 January 2009- 31 December 2009	PRIOR PERIOD 1 January 2008- 31 December 2008
I.	**INTEREST INCOME**	5.4.1	**11,138,986**	**10,143,420**
1.1	Interest income on loans		6,290,495	6,034,724
1.2	Interest income on reserve deposits		148,186	218,100
1.3	Interest income on banks		283,862	393,989
1.4	Interest income on money market transactions		3,182	7,120
1.5	Interest income on securities portfolio		4,068,812	3,075,798
1.5.1	Trading financial assets		28,434	49,756
1.5.2	Financial assets valued at fair value through profit or loss		-	-
1.5.3	Financial assets available-for-sale		3,026,039	2,171,769
1.5.4	Investments held-to-maturity		1,014,339	854,273
1.6	Financial lease income		196,488	235,025
1.7	Other interest income		147,961	178,664
II.	**INTEREST EXPENSE**	5.4.2	**5,733,146**	**6,635,372**
2.1	Interest on deposits		4,148,311	4,542,020
2.2	Interest on funds borrowed		818,679	908,834
2.3	Interest on money market transactions		761,626	1,180,050
2.4	Interest on securities issued		2,272	2,872
2.5	Other interest expenses		2,258	1,596
III.	**NET INTEREST INCOME (I - II)**		**5,405,840**	**3,508,048**
IV.	**NET FEES AND COMMISSIONS INCOME**		**1,725,073**	**1,500,991**
4.1	Fees and commissions received		2,163,836	1,965,426
4.1.1	Non-cash loans		176,302	133,118
4.1.2	Others		1,987,534	1,832,308
4.2	Fees and commissions paid		438,763	464,435
4.2.1	Non-cash loans		972	453
4.2.2	Others		437,791	463,982
V.	**DIVIDEND INCOME**	5.4.3	**2,760**	**29,472**
VI.	**NET TRADING INCOME/LOSSES (Net)**	5.4.4	**897,979**	**253,585**
6.1	Trading account income/losses (Net)		416,966	61,176
6.2	Income/losses from derivative financial instruments (Net)		309,261	425,676
6.3	Foreign exchange gains/losses (Net)		171,752	(233,267)
VII.	**OTHER OPERATING INCOME**	5.4.5	**436,933**	**417,923**
VIII.	**TOTAL OPERATING PROFIT (III+IV+V+VI+VII)**		**8,468,585**	**5,710,019**
IX.	**PROVISION FOR LOSSES ON LOANS AND OTHER RECEIVABLES (-)**	5.4.6 5.4.7	**1,715,819**	**617,955**
X.	**OTHER OPERATING EXPENSES (-)**		**2,822,633**	**2,755,946**
XI.	**NET OPERATING PROFIT/LOSS (VIII-IX-X)**		**3,930,133**	**2,336,118**
XII.	**INCOME RESULTED FROM MERGERS**		-	-
XIII.	**INCOME/LOSS FROM INVESTMENTS UNDER EQUITY ACCOUNTING**		**9,221**	**10,657**
XIV.	**GAIN/LOSS ON NET MONETARY POSITION**		-	-
XV.	**PROFIT/LOSS BEFORE TAXES (XI+XII+XIII+XIV)**	5.4.8	**3,939,354**	**2,346,775**
XVI.	**PROVISION FOR TAXES (±)**	5.4.9	**839,753**	**455,597**
16.1	Current tax charge		883,195	441,528
16.2	Deferred tax charge/(credit)		(43,442)	14,069
XVII.	**NET OPERATING PROFIT/LOSS AFTER TAXES (XV±XVI)**	5.4.10	**3,099,601**	**1,891,178**
XVIII.	**INCOME FROM DISCONTINUED OPERATIONS**		-	-
18.1	Income from assets held for sale		-	-
18.2	Income from sale of associates, subsidiaries and joint-ventures		-	-
18.3	Others		-	-
XIX.	**EXPENSES FROM DISCONTINUED OPERATIONS (-)**		-	-
19.1	Expenses on assets held for sale		-	-
19.2	Expenses on sale of associates, subsidiaries and joint-ventures		-	-
19.3	Others		-	-
XX.	**PROFIT/LOSS BEFORE TAXES ON DISCONTINUED OPERATIONS (XVIII-XIX)**	5.4.8	-	-
XXI.	**PROVISION FOR TAXES OF DISCONTINUED OPERATIONS (±)**	5.4.9	-	-
21.1	Current tax charge		-	-
21.2	Deferred tax charge/(credit)		-	-
XXII.	**NET PROFIT/LOSS AFTER TAXES ON DISCONTINUED OPERATIONS (XX±XXI)**	5.4.10	-	-
XXIII.	**NET PROFIT/LOSS (XVII+XXII)**	5.4.11	**3,099,601**	**1,891,178**
23.1	Equity holders of the bank		3,085,717	1,879,378
23.2	Minority interest		13,884	11,800
	EARNINGS PER SHARE (full YTL amount per YTL'000 face value each)		**735**	**632**

The accompanying notes are an integral part of these consolidated financial statements.

(Convenience Translation of Financial Statements Originally Issued in Turkish)

Türkiye Garanti Bankası Anonim Şirketi and Its Financial Affiliates
Consolidated Statement of Income/Expense Items Accounted under Shareholders' Equity
For the Year Ended 31 December 2009

	INCOME AND EXPENSE ITEMS UNDER SHAREHOLDERS' EQUITY	THOUSANDS OF TURKISH LIRA (TL)	
		CURRENT PERIOD 31 December 2009	PRIOR PERIOD 31 December 2008
I.	**MARKET VALUE GAINS ON AVAILABLE FOR SALE ASSETS ACCOUNTED UNDER "SECURITIES VALUE INCREASE FUND"**	**1,454,692**	**5,102**
II.	**REVALUATION SURPLUS ON TANGIBLE ASSETS**	**-**	**-**
III.	**REVALUATION SURPLUS ON INTANGIBLE ASSETS**	**-**	**-**
IV.	**TRANSLATION DIFFERENCES FOR TRANSACTIONS IN FOREIGN CURRENCIES**	**(9,440)**	**110,485**
V.	**GAIN/LOSS ON DERIVATIVE FINANCIAL ASSETS HELD FOR CASH FLOW HEDGES (effective portion)**	**(62,895)**	**28,649**
VI.	**GAIN/LOSS ON DERIVATIVE FINANCIAL ASSETS HELD FOR HEDGES OF NET INVESTMENT IN FOREIGN OPERATIONS (effective portion)**	**9,583**	**(80,301)**
VII.	**EFFECTS OF CHANGES IN ACCOUNTING POLICIES AND CORRECTIONS**	**-**	**-**
VIII.	**OTHER INCOME/EXPENSE ITEMS ACCOUNTED UNDER SHAREHOLDERS' EQUITY AS PER TAS**	**-**	**-**
IX.	**DEFERRED TAXES ON VALUE INCREASES/DECREASES**	**(273,337)**	**(15,857)**
X.	**NET INCOME/EXPENSE ITEMS ACCOUNTED DIRECTLY UNDER SHAREHOLDERS' EQUITY (I+II+III+IV+V+VI+VII+VIII+IX)**	**1,118,603**	**48,078**
XI.	**CURRENT PERIOD PROFIT/LOSSES**	**3,099,601**	**1,891,178**
1.1	Net changes in fair value of securities (transferred to income statement)	109,738	61,271
1.2	Gains/losses on derivative financial assets held for cash flow hedges, reclassified and recorded in income statement	-	-
1.3	Gains/losses on hedges of net investment in foreign operations, reclassified and recorded in income statement	-	-
1.4	Others	2,989,863	1,829,907
XII.	**TOTAL PROFIT/LOSS ACCOUNTED FOR THE CURRENT PERIOD (X+XI)**	**4,218,204**	**1,939,256**

The accompanying notes are an integral part of these consolidated financial statements.

(Convenience Translation of Financial Statements Originally Issued in Turkish)

Türkiye Garanti Bankası Anonim Şirketi and Its Financial Affiliates
Consolidated Statement of Changes in Shareholders' Equity
For the Year Ended 31 December 2009

THOUSANDS OF TURKISH LIRA (TL)

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY	Footnotes	Paid-In Capital	Capital Reserves from Inflation Adjustments to Paid-In Capital	Share Premium	Share Cancellation Profits	Legal Reserves	Status Reserves	Extraordinary Reserves	Other Reserves	Current Period Net Profit/(Loss)	Prior Period Profit/(Loss)	Securities Value Increase Fund	Revaluation Surplus on Tangible and Intangible Assets	Bonus Shares of Equity Participations	Hedging Reserves	Revaluation Surplus on Assets Held for Sale and Assets of Discontinued Operations	Shareholders' Equity before Minority Interest	Minority Interest	Total Shareholders' Equity
PRIOR PERIOD - 31 December 2008																			
I. Balances at beginning of the period		2,100,000	772,554	-	-	168,367	-	1,388,561	5,935	-	2,413,778	189,537	29,864	1,509	32,238	-	7,102,343	23,334	7,125,677
II. Correction made as per TAS 8		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
2.1. Effect of corrections		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
2.2. Effect of changes in accounting policies		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
III. Adjusted balances at beginning of the period (I+II)		2,100,000	772,554	-	-	168,367	-	1,388,561	5,935	-	2,413,778	189,537	29,864	1,509	32,238	-	7,102,343	23,334	7,125,677
Changes during the period																			
IV. Mergers		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
V. Market value changes of securities		-	-	-	-	-	-	-	-	-	-	(11,631)	-	-	-	-	(11,631)	(9)	(11,640)
VI. Hedging reserves		-	-	-	-	-	-	-	-	-	-	-	-	-	(34,706)	-	(34,706)	-	(34,706)
6.1. Cash flow hedge		-	-	-	-	-	-	-	-	-	-	-	-	-	29,534	-	29,534	-	29,534
6.2. Hedge of net investment in foreign operations		-	-	-	-	-	-	-	-	-	-	-	-	-	(64,240)	-	(64,240)	-	(64,240)
VII. Revaluation surplus on tangible assets		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
VIII. Revaluation surplus on intangible assets		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
IX. Bonus shares of associates, subsidiaries and joint-ventures		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
X. Translation differences		-	-	-	-	903	-	-	93,521	-	-	-	-	-	-	-	94,424	-	94,424
XI. Changes resulted from disposal of assets		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XII. Changes resulted from resclassification of assets		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XIII. Effect of change in equities of associates on bank's equity		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XIV. Capital increase		2,100,000	-	11,880	-	-	-	-	-	-	-	-	-	-	-	-	2,111,880	-	2,111,880
14.1. Cash		2,100,000	-	11,880	-	-	-	-	-	-	-	-	-	-	-	-	2,111,880	-	2,111,880
14.2. Internal sources		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XV. Share issuance		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XVI. Share cancellation profits		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XVII. Capital reserves from inflation adjustments to paid-in capital		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XVIII. Others		-	-	-	-	-	-	(1,434,233)	-	-	-	-	-	-	-	-	(1,434,233)	-	(1,434,233)
XIX. Current period net profit/loss		-	-	-	-	-	-	-	-	1,879,378	-	-	-	-	-	-	1,879,378	11,800	1,891,178
XX. Profit distribution		-	-	-	-	115,781	-	1,727,430	3,341	-	(2,413,778)	-	567,226	-	-	-	-	-	-
20.1. Dividends		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
20.2. Transfers to reserves		-	-	-	-	115,781	-	1,727,430	-	-	(1,843,211)	-	-	-	-	-	-	-	-
20.3. Others		-	-	-	-	-	-	-	3,341	-	(570,567)	-	567,226	-	-	-	-	-	-
Balances at end of the period (III+IV+V+......+XVIII+XIX+XX)		4,200,000	772,554	11,880	-	285,051	-	1,681,758	102,797	1,879,378	-	177,906	597,090	1,509	(2,468)	-	9,707,455	35,125	9,742,580
CURRENT PERIOD - 31 December 2009																			
I. Balances at beginning of the period		4,200,000	772,554	11,880	-	285,051	-	1,681,758	102,797	-	1,879,378	177,906	597,090	1,509	(2,468)	-	9,707,455	35,125	9,742,580
Changes during the period	5.5																		
II. Mergers		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
III. Market value changes of securities		-	-	-	-	-	-	-	-	-	-	1,183,528	-	-	-	-	1,183,528	14	1,183,542
IV. Hedging reserves		-	-	-	-	-	-	-	-	-	-	-	-	-	(55,499)	-	(55,499)	-	(55,499)
4.1. Cash flow hedge		-	-	-	-	-	-	-	-	-	-	-	-	-	(63,165)	-	(63,165)	-	(63,165)
4.2. Hedge of net investment in foreign operations		-	-	-	-	-	-	-	-	-	-	-	-	-	7,666	-	7,666	-	7,666
V. Revaluation surplus on tangible assets		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
VI. Revaluation surplus on intangible assets		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
VII. Bonus shares of associates, subsidiaries and joint-ventures		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
VIII. Translation differences		-	-	-	-	115	-	-	(9,555)	-	-	-	-	-	-	-	(9,440)	-	(9,440)
IX. Changes resulted from disposal of assets		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
X. Changes resulted from resclassification of assets		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XI. Effect of change in equities of associates on bank's equity		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XII. Capital increase		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
12.1. Cash		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
12.2. Internal sources		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XIII. Share issuance		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XIV. Share cancellation profits		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XV. Capital reserves from inflation adjustments to paid-in capital		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XVI. Others		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XVII. Current period net profit/loss		-	-	-	-	-	-	-	-	3,085,717	-	-	-	-	-	-	3,085,717	13,884	3,099,601
XVIII. Profit distribution		-	-	-	-	94,109	-	1,505,845	3,320	-	(1,879,378)	-	1,104	-	-	-	(275,000)	-	(275,000)
18.1. Dividends		-	-	-	-	6,500	-	(281,500)	-	-	-	-	-	-	-	-	(275,000)	-	(275,000)
18.2. Transfers to reserves		-	-	-	-	87,609	-	1,787,345	-	-	(1,874,954)	-	-	-	-	-	-	-	-
18.3. Others		-	-	-	-	-	-	-	3,320	-	(4,424)	-	1,104	-	-	-	-	-	-
Balances at end of the period (I+II+III+......+XVI+XVII+XVIII)		4,200,000	772,554	11,880	-	379,275	-	3,187,603	96,562	3,085,717	-	1,361,434	598,194	1,509	(57,967)	-	13,636,761	49,023	13,685,784

(Convenience Translation of Financial Statements Originally Issued in Turkish)

Türkiye Garanti Bankası Anonim Şirketi and Its Financial Affiliates
Consolidated Statement of Cash Flows
For the Year Ended 31 December 2009

	STATEMENT OF CASH FLOWS	Footnotes	THOUSANDS OF TURKISH LIRA (TL) CURRENT PERIOD 31 December 2009	PRIOR PERIOD 31 December 2008
A.	**CASH FLOWS FROM BANKING OPERATIONS**			
1.1	**Operating profit before changes in operating assets and liabilities**	5.6	**4,343,405**	**2,619,095**
1.1.1	Interests received		11,550,923	9,326,315
1.1.2	Interests paid		(6,038,824)	(6,366,874)
1.1.3	Dividend received		2,760	29,472
1.1.4	Fees and commissions received		1,725,073	1,578,335
1.1.5	Other income		620,804	909,909
1.1.6	Collections from previously written-off loans and other receivables		39,016	25,323
1.1.7	Payments to personnel and service suppliers		(2,436,743)	(2,427,788)
1.1.8	Taxes paid		(1,119,604)	(455,597)
1.1.9	Others		-	-
1.2	**Changes in operating assets and liabilities**	5.6	**6,656,589**	**7,140,829**
1.2.1	Net (increase) decrease in financial assets held for trading		(65,083)	405,513
1.2.2	Net (increase) decrease in financial assets valued at fair value through profit or loss		-	-
1.2.3	Net (increase) decrease in due from banks and other financial institutions		(4,230,122)	1,815,904
1.2.4	Net (increase) decrease in loans		(2,740,559)	(13,744,573)
1.2.5	Net (increase) decrease in other assets		(109,570)	(698,201)
1.2.6	Net increase (decrease) in bank deposits		642,227	(310,214)
1.2.7	Net increase (decrease) in other deposits		10,334,104	14,432,747
1.2.8	Net increase (decrease) in funds borrowed		1,786,547	5,240,354
1.2.9	Net increase (decrease) in matured payables		-	-
1.2.10	Net increase (decrease) in other liabilities		1,039,045	(701)
I.	**Net cash flow from banking operations**	5.6	**10,999,994**	**9,759,924**
B.	**CASH FLOWS FROM INVESTING ACTIVITIES**			
II.	**Net cash flow from investing activities**	5.6	**(8,748,255)**	**(7,352,046)**
2.1	Cash paid for purchase of associates, subsidiaries and joint-ventures		(2,655)	-
2.2	Cash obtained from sale of associates, subsidiaries and joint-ventures		-	-
2.3	Purchases of tangible assets		(349,925)	(394,925)
2.4	Sales of tangible assets		26,205	166,529
2.5	Cash paid for purchase of financial assets available-for-sale, net		(18,841,407)	(12,369,975)
2.6	Cash obtained from sale of financial assets available-for-sale, net		10,191,749	4,653,806
2.7	Cash paid for purchase of investments held-to-maturity		(927,839)	-
2.8	Cash obtained from sale of investments held-to-maturity (redemption)		1,155,617	592,519
2.9	Others		-	-
C.	**CASH FLOWS FROM FINANCING ACTIVITIES**			
III.	**Net cash flow from financing activities**		**(275,147)**	**677,559**
3.1	Cash obtained from funds borrowed and securities issued		-	-
3.2	Cash used for repayment of funds borrowed and securities issued		-	-
3.3	Equity instruments issued		-	2,111,880
3.4	Dividends paid		(275,000)	-
3.5	Payments for financial leases		(147)	(88)
3.6	Others		-	(1,434,233)
IV.	**Effect of change in foreign exchange rate on cash and cash equivalents**		**171,752**	**(233,267)**
V.	**Net increase/(decrease) in cash and cash equivalents (I+II+III+IV)**	5.6	**2,148,344**	**2,852,170**
VI.	**Cash and cash equivalents at beginning of period**	5.6	**7,145,989**	**4,293,819**
VII.	**Cash and cash equivalents at end of period (V+VI)**	5.6	**9,294,333**	**7,145,989**

The accompanying notes are an integral part of these consolidated financial statements.

(Thousands of Turkish Lira (TL))

3 Accounting Policies

3.1 Basis of presentation

As per the Articles 37 and 38 of "Accounting and Recording Rules" of the Turkish Banking Law No 5411 published on the Official Gazette no.25983 dated 1 November 2005 and became effective, the Bank keeps its accounting records and prepares its consolidated financial statements and the related footnotes in accordance with accounting and valuation standards described in "Regulation on Accounting Applications for Banks and Safeguarding of Documents" published by the Banking Regulation and Supervision Agency (BRSA) and in effect since 1 November 2006, Turkish Accounting Standards (TAS), Turkish Financial Reporting Standards (TFRS) and the related statements and guidances.

The accompanying consolidated financial statements are prepared in accordance with the historical cost basis except for the securities at fair value through profit or loss, securities available for sale, investments in associates and subsidiaries that are quoted on the stock exchanges which are presented on a fair value basis.

The accounting policies and the valuation principles applied in the preparation of the accompanying consolidated financial statements are explained in Notes 3.2 to 3.24.

3.1.1 Additional paragraph for convenience translation to English

The differences between accounting principles, as described in the preceding paragraphs, and the accounting principles generally accepted in countries, in which the accompanying financial statements are to be distributed, and International Financial Reporting Standards ("IFRS"), may have significant influence on the accompanying financial statements. Accordingly, the accompanying financial statements are not intended to present the financial position and results of operations in accordance with the accounting principles generally accepted in such countries and IFRS.

3.2 Strategy for use of financial instruments and foreign currency transactions

3.2.1 Strategy for use of financial instruments

The liability side of the balance sheet is intensively composed of short-term deposits in line with the general trend in the banking sector. In addition to deposits, the Bank and its financial affiliates have access to longer-term borrowings via the foreign currency borrowings from abroad.

In order to manage the interest rate risk arising from short-term deposits, the Bank and its financial affiliates are keen on maintaining floating rate instruments such as government bonds with quarterly coupon payments and instruments like credit cards and consumer loans providing regular cash inflows.

The fundamental strategy to manage the liquidity risk is to expand the deposit base through customer-oriented banking philosophy, and to increase customer transactions and retention rates. The widespread and effective branch network, advantage of primary dealership and strong market share in the treasury and capital markets, are the most effective tools in the realisation of this strategy. For this purpose, serving customers by introducing new products and services continuously and reaching the customers satisfaction are very important.

Another influential factor in the management of the interest and liquidity risk on balance sheet is product diversification both on asset and liability sides.

(Thousands of Turkish Lira (TL))

Exchange rate risk, interest rate risk and liquidity risk are controlled and measured by various risk management systems, and the balance sheet is managed under the limits set by these systems and the limits legally required. Asset-liability management and value at risk models, stress tests and scenario analysis are used for this purpose.

Purchase and sale of short and long-term financial instruments are allowed within the pre-determined limits to generate risk-free return on capital.

The foreign currency position is controlled by the equilibrium of a currency basket to eliminate the foreign exchange risk.

3.2.2 Foreign currency transactions

Foreign exchange gains and losses arising from foreign currency transactions are recorded at transaction dates. At the end of the periods, foreign currency assets and liabilities evaluated with the Bank's spot purchase rates for the parent Bank and with the Central Bank of Turkey's spot purchase rates for domestic financial affiliates, and the differences are recorded as foreign exchange gain or loss in the income statement.

The Bank, as the parent bank, had applied net investment hedge accounting for the exchange rate differences on the net investment risks on its foreign affiliates and its related financial liabilities in foreign currencies in the previous periods. The Bank prospectively discontinued this application as of 1 January 2009 within the framework of TFRIC 16-Comment on Hedges of a Net Investment in a Foreign Operation, published in the Official Gazette dated 8 January 2009, no. 27104. The Bank started to apply fair value hedge accounting as at 1 January 2009 by designating the exchange rate risk of these foreign investments that are recognized under fair value accounting as hedged item, in compliance with " TAS 39 *Financial Instruments: Recognition and Measurement*". Accordingly, the effective portion of the foreign exchange differences is recorded under income statement in the current period.

In the currency conversion of the financial statements of the Bank's foreign branches and consolidated financial affiliates, the Bank's spot purchase rates are used for balance sheet items and average foreign currency rates for income statement. All foreign currency differences arising from this conversion, are classified as "other profit reserves" under the shareholders' equity.

3.3 Information on consolidated subsidiaries

As of 31 December 2009, Türkiye Garanti Bankası Anonim Şirketi and the following financial affiliates are consolidated in the accompanying consolidated financial statements; Garanti Bank International (GBI), Garanti Bank Moscow (Garanti Moscow), Garanti Finansal Kiralama AŞ (Garanti Finansal Kiralama), Garanti Yatırım Menkul Kıymetler AŞ (Garanti Yatırım), Garanti Portföy Yönetimi AŞ (Garanti Portföy), Garanti Emeklilik ve Hayat AŞ (Garanti Emeklilik), Garanti Faktoring Hizmetleri AŞ (Garanti Faktoring), Garanti Fund Management Co Ltd (GFM) ve Garanti Financial Services Plc (GFS).

Garanti Sigorta AŞ was established in 1989 to perform insurance activities. In 1992, it was decided to operate life and health branches under a different company and accordingly Garanti Hayat Sigorta AŞ was established. Garanti Hayat Sigorta AŞ was converted into a private pension company in compliance with the legislation early in 2003 and its name was changed as Garanti Emeklilik ve Hayat AŞ. Following the sale transactions that took place on 21 June 2007, the Bank owns 20% of Garanti Sigorta AŞ that its name has been changed as Eureko Sigorta AŞ at 1 October 2007 and 84.91% of Garanti Emeklilik. Eureko Sigorta AŞ is accounted under equity accounting method in the accompanying consolidated financial statements. The head offices of these companies are in Istanbul.

Garanti Finansal Kiralama was established in 1990 to perform financial lease activities. The company's head office is in Istanbul. The Bank owns 98.94% of the company's shares through direct and indirect shareholdings.

(Thousands of Turkish Lira (TL))

Garanti Faktoring was established in 1990 to perform import, export and domestic factoring activities. The company's head office is in Istanbul. The Bank and T. İhracat Bankası AŞ own 55.40% and 9.78% of the company's shares, respectively. The remaining 34.82% shares are held by public.

GBI was established in 1990 by the Bank to perform banking activities in abroad. The head office of this bank is in Amsterdam. It is wholly owned by the Bank.

Garanti Yatırım was established in 1991 to perform brokerage activities for marketable securities, valuable papers and documents representing financial values or financial commitments of issuing parties other than securities. The company's head office is in Istanbul. It is wholly owned by the Bank.

Garanti Moscow was established in 1996 to perform banking activities in abroad. This bank's head office is in Moscow. The Bank and GFS own 75.09% and 24.86% of the company shares, respectively.

Garanti Portföy was established in June 1997 to manage the customer portfolios by using the capital market products in compliance with the principles and rules of the regulations regarding the company's purpose of establishment and the portfolio management agreements signed with the customers. The company's head office is in Istanbul. It is wholly owned by the Bank.

Garanti Diversified Payment Rights Finance Company and T2 Capital Finance Company are the special purpose entities established for the Bank's securitization and subordinated debt transactions. The Bank or any of its affiliates does not have any shareholding interests in these companies.

Liquidation of the associates and subsidiaries:

The liquidation processes of GFM ve GFS continue.

3.4 Forwards, options and other derivative transactions

The derivative transactions mainly consist of foreign currency and interest rate swaps, foreign currency options and forward foreign currency purchase/sale contacts. There are no embedded derivatives.

In accordance with the Turkish Accounting Standard 39 (TAS 39) "Financial Instruments: Recognition and Measurement"; forward foreign currency purchases/sales, swaps, options and futures are classified "hedging purposes" and "trading purposes". Derivatives are initially recorded in off-balance sheet accounts at their purchase costs including the transaction costs. Subsequently, the derivative transactions are valued at their fair values and the changes in their fair values are recorded on balance sheet under "derivative financial assets" or "derivative financial liabilities", respectively. Subsequent fair value changes for trading derivatives are recorded under income statement. Whereas, the effective portions of cash flow hedges are recorded under shareholders' equity while their ineffective portions are posted through income statement.

The spot legs of currency swap transactions are recorded on the balance sheet and the forward legs in the off-balance sheet accounts.

3.5 Interest income and expenses

General

Interest income and expenses are recorded according to the effective interest rate method (rate equal to the rate in calculation of present value of future cash flows of financial assets or liabilities) defined in the Turkish Accounting Standard 39 (TAS 39) "Financial Instruments: Recognition and Measurement".

In case of an interest accrued on a security before its acquisition, the collected interest is divided into two parts as interest before and after the acquisition and only the interest income of the period after the acquisition is recorded as interest income in the financial statements.

The accrued interest income on non-performing loans are reversed and subsequently recognised as interest income only when collected.

Financial lease operations

Total of minimum rental payments including interests and principals are recorded under "financial lease receivables" as gross. The difference, i.e. the interest, between the total of rental payments and the cost of the related tangible asset is recorded under "unearned income". When the rent payment incurs, the rent amount is deducted from "financial lease receivables"; and the interest portion is recorded as interest income in the income statement.

3.6 Fees and commissions

Fees and commissions received and paid, and other fees and commissions paid to financial institutions are calculated according to either accrual basis of accounting or effective interest rate method depending on nature of fees and commissions, incomes derived from agreements and asset purchases from third parties are recognized as income when realized.

3.7 Financial assets

3.7.1 Financial assets at fair value through profit or loss

Such assets are valued at their fair values and gain/loss arising is recorded in the income statement. Interest income earned on trading securities and the difference between their acquisition costs and fair values are recorded as interest income in the income statement. In case of sales of such securities before their maturity, the gains/losses on such sales are recorded under trading income/losses.

3.7.2 Investments held-to-maturity, financial assets available-for-sale and loans and receivables

Financial assets are recorded at their purchase costs including the transaction costs.

Investments held-to-maturity are financial assets with fixed maturities and pre-determined payment schedules that the Bank and its financial affiliates have the intent and ability to hold until maturity, excluding originated loans and receivables.

There are no financial assets that are not allowed to be classified as investments held-to-maturity for two years due to the tainting rules applied for the breach of classification rules.

Investments held-to-maturity are measured at amortized costs using internal rate of return after deducting impairments, if any.

Financial assets available-for-sale, are financial assets other than assets held for trading purposes, investments held-to-maturity and originated loans and receivables.

Financial assets available-for-sale are measured at their fair values subsequently. However, assets for which fair values could not be determined reliably are valued using discounting method with internal rate of return for the ones with a fixed maturity; and using valuation models or discounted cash flow techniques for the ones which do not have a fixed maturity. Unrecognised gain/losses derived from the difference between their fair value and the discounted values are recorded in "securities value increase fund" under the shareholders' equity. In case of sales, the realized gain/losses are recognized directly in the income statement.

Government bonds indexed to consumer price index and issued on 21 February 2007 and 20 August 2008 are for five-year maturity and with fixed real coupon rates of 5% and 6% semiannually. As per the statement made by the Turkish Treasury on the date of issuance, such securities are valued taking into account the difference between the reference index at the issue date and the reference index at the balance sheet date to reflect the effects of inflation.

Purchase and sale transactions of securities are accounted at delivery dates.

Loans and receivables are financial assets raised through providing money, commodity and services to debtors.

Loans are financial assets with fixed or determinable payments and not quoted in an active market.

Loans and receivables are recognized at cost and measured at amortized cost using the effective interest method. Duties paid, transaction expenditures and other similar expenses on assets received against such risks are considered as a part of transaction cost and charged to customers.

3.8 Impairment of financial assets

Financial asset or group of financial assets are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such indication exists, the Bank estimates the amount of impairment.

Impairment loss incurs if, and only if, there is an objective evidence that the expected future cash flows of financial asset or group of financial assets are adversely effected by an event(s) ("loss event(s)") incurred subsequent to recognition. The losses expected to incur due to future events are not recognized even if the probability of loss is high.

If there is an objective evidence that certain loans will not be collected, for such loans; the Bank provides specific and general allowances for loan and other receivables classified in accordance with the Regulation on Identification of and Provision against Non-Performing Loans and Other Receivables published on the Official Gazette no.2633 dated 1 November 2006. The allowances are recorded in the income statement of the related period.

3.9 Netting of financial instruments

In cases where the fair values of trading securities, securities available-for-sale, securities quoted at the stock exchanges, associates and subsidiaries are less then their carrying values, a provision for impairment is allocated, and the net value is shown on the balance sheet.

Specific allowances for non-performing loan and other receivables are provided in accordance with the Regulation on Identification of and Provision against Non-Performing Loans and Other Receivables. Such allowances are deducted from loans under follow-up on the asset side.

Otherwise, the financial assets and liabilities are netted off only when there is a legal right to do so.

3.10 Repurchase and resale agreements and securities lending

Securities sold under repurchase agreements are recorded on the balance sheet in compliance with the Uniform Chart of Accounts for Banks. Accordingly, government bonds and treasury bills sold to customers under repurchase agreements are classified as "Investments Subject to Repurchase Agreements" and valued based on the Bank management's future intentions, either at market prices or using discounting method with internal rate of return. Funds received through repurchase agreements are classified separately under liability accounts and the related interest expenses are accounted on an accrual basis.

Securities purchased under resale agreements are classified under "interbank money markets" separately. An income accrual is accounted for the positive difference between the purchase and resale prices earned during the period.

3.11 Assets held for sale and discontinued operations and related borrowings

A tangible asset (or a disposal group) classified as "asset held for sale" is measured at lower of carrying value or fair value less costs to sell. An asset (or a disposal group) is regarded as "asset held for sale" only when the sale is highly probable and the asset (disposal group) is available for immediate sale in its present condition. For a highly probable sale, there must be a valid plan prepared by the management for the sale of asset including identification of possible buyers and completion of sale process. Furthermore, the asset should be actively in the market at a price consistent with its fair value.

A discontinued operation is a part of the Bank's business classified as sold or held-for-sale. The operating results of the discontinued operations are disclosed separately in the income statement. The Bank or its financial affiliates have no discontinued operations.

3.12 Goodwill and other intangible assets

The intangible assets consist of goodwill, softwares, intangible rights and other intangible assets.

Goodwill and other intangible assets are recorded at cost in accordance with the Turkish Accounting Standard 38 (TAS 38) "Intangible Assets".

The costs of the intangible assets purchased before 31 December 2004 are restated from the purchasing dates to 31 December 2004, the date the hyperinflationary period is considered to be ended. The intangible assets purchased after this date are recorded at their historical costs. The intangible assets are amortised by the Bank over their estimated useful lives based on their inflation adjusted costs on a straight-line basis.

Goodwill represents the excess of the total acquisition costs over the shares owned in the net assets of the acquired company at the date of acquisition. The "net goodwill" resulted from the acquisition of the investment and to be included in the consolidated balance sheet, is calculated based on the financial statements of the investee company as adjusted according to the required accounting principles.

If any goodwill is computed at consolidation, it is recorded under intangible assets on the asset side of the consolidated balance sheet as an asset. It is assessed to identify whether there is any indication of impairment. If any such indication exists, the necessary provision is recorded as an expense in the income statement. The goodwill is not amortized.

(Thousands of Turkish Lira (TL))

Estimated useful lives of the intangible assets except for goodwill, are 3-15 years, and amortisation rates are 6.67-33.3%.

If there is objective evidence of impairment, the asset's recoverable amount is estimated in accordance with the Turkish Accounting Standard 36 (TAS 36) " Impairment of Assets" and if the recoverable amount is less then the carrying value of the related asset, a provision for impairment loss is made.

3.13 Tangible assets

The cost of the tangible assets purchased before 31 December 2004 are restated from the purchasing dates to 31 December 2004, the date the hyperinflationary period is considered to be ended. The tangible assets purchased after this date are recorded at their historical costs.

Tangible assets are recorded at cost in accordance with the Turkish Accounting Standard 16 (TAS 16) "Tangible Assets".

If there is objective evidence of impairment, the asset's recoverable amount is estimated in accordance with the Turkish Accounting Standard 36 (TAS 36) " Impairment of Assets" and if the recoverable amount is less then the carrying value of the related asset, a provision for impairment loss is made.

Gains/losses arising from the disposal of the tangible assets are calculated as the difference between the net book value and the net sales price.

Maintenance and repair costs incurred for tangible assets, are recorded as expense.

There are no restrictions such as pledges, mortgages or any other restriction on tangible assets.

There are no changes in the accounting estimates that are expected to have an impact in the current or subsequent periods.

Depreciation rates and estimated useful lives are:

Tangible assets	Estimated useful lives (years)	Depreciation Rates (%) from 1 January 2009	Depreciation Rates (%) from 1 January 2005	Depreciation Rates (%) before 1 January 2005
Buildings	50	2	4	2
Vaults	20-50	2-20	4-40	2-20
Motor Vehicles	5-7	15-20	30-40	15-20
Other Tangible Assets	4-20	5-25	10-50	5-25

In prior periods, the tangible assets are depreciated over their estimated useful lives based on their inflation adjusted costs on a straight-line basis. The tangible assets purchased since 1 January 2005 are depreciated based on the declining balance method which is one of the accelerated depreciation methods. The straight-line depreciation method is in use for the tangible assets purchased since 1 January 2009.

The depreciation of an asset held for a period less than a full financial year is calculated as a proportion of the full year depreciation charge from the date of acquisition to the financial year end.

3.14 Leasing activities

Leased assets are recognized by recording an asset or a liability. In the determination of the related asset and liability amounts, the lower of the fair value of the leased asset and the present value of leasing payments is considered. Financial costs on leasing agreements are expanded in lease periods at a fixed interest rate.

In cases where leased assets are impaired or the expected future benefits of the assets are less than their book values, the book values of such leased assets are reduced to their net realizable values. Depreciation for assets acquired through financial leases is calculated consistently with the same principle as for the tangible assets.

In operating leases, the rent payments are charged to the statement of operations in equal installments.

3.15 Provisions and contingent liabilities

In the financial statements, a provision is made for an existing commitment resulted from past events if it is probable that the commitment will be settled and a reliable estimate can be made of the amount of the obligation. Provisions are calculated based on the best estimates of management on the expenses to incur as of the balance sheet date and, if material, such expenses are discounted for their present values. If the amount is not reliably estimated and there is no probability of cash outflow from the Bank to settle the liability, the related liability is considered as "contingent" and disclosed in the notes to the financial statements.

Provisions made during the period are recorded under "provision for losses on loans and other receivables"; provisions that were booked in the prior periods and released in the current year are recorded under "other operating income".

3.16 Contingent assets

The contingent assets usually arise from unplanned or other unexpected events that give rise to the possibility of an inflow of economic benefits to the Bank or its financial affiliates. If an inflow of economic benefits has become probable, then the contingent asset is disclosed in the footnotes to the financial statements. If it has become virtually certain that an inflow of economic benefits will arise, the asset and the related income are recognized in the financial statements of the period in which the change occurs.

3.17 Liabilities for employee benefits

Severance Indemnities and Short-Term Employee Benefits

As per the existing labour law in Turkey, the entities are required to pay certain amounts to the employees retired or fired except for resignations or misbehaviours specified in the Turkish Labour Law.

Accordingly, the Bank and its financial affiliates subject to the labour law, reserved for employee severance indemnities in the accompanying financial statements using actuarial method in compliance with the Turkish Accounting Standard 19 (TAS 19) "Employee Benefits" for all its employees who retired or whose employment is terminated, called up for military service or died. The major actuarial assumptions used in the calculation of the total liability are as follows:

(Thousands of Turkish Lira (TL))

	31 December 2009	**31 December 2008**
Discount rate	5.92%	6.26%
Interest rate	11.00%	12.00%
Expected rate of salary/limit increase	4.80%	5.40%
Estimated employee turnover rate	6.70%	6.55%

The Bank provided for undiscounted short-term employee benefits earned during the financial periods as per services rendered in compliance with TAS 19.

Retirement Benefit Obligations

A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee and his/her dependents will receive on retirement.

The Bank's defined benefit plan (the "Plan") is managed by "Türkiye Garanti Bankası Anonim Şirketi Memur ve Müstahdemleri Emekli ve Yardım Sandığı Vakfı" (the Fund) established as per the provisional article 20 of the Social Security Law no.506 and the Bank's employees are the members of this Fund.

The Plan is funded through contributions of both by the employees and the employer as required by Social Security Law numbered 506 and these contributions are as follows:

	31 December 2009	
	Employer	**Employee**
Pension contributions	15.5%	10.0%
Medical benefit contributions	6.0%	5.0%

The Plan is composed of a) the contractual benefits of the employees, which are subject to transfer to Social Security Foundation ("SSF") as per the Social Security Law no.5754 ("the Law"), and b) other social rights and medical benefits provided by the Bank but not transferable to SSF.

a) Benefits transferable to SSF

The first paragraph of the provisional article 23 of Banking Law No.5411, published in the Official Gazette at 1 November 2005, which requires the transfer of the members of the funds subject to the provisional article 20 of the Social Security Law no.506, and the persons who are paid under insurance coverage for disablement, old-age and mortality and their right-holders to the SSF within three years following the effective date of the related article was cancelled with the decision of the Constitutional Court dated 22 March 2007, numbered 2007/33. The reasoned ruling regarding the cancellation of the Constitutional Court was published in the Official Gazette numbered 26731, dated 15 December 2007. The Constitutional Court stated that the reason behind this cancellation was the possible loss of antecedent rights of the fund members.

Following the publication of the verdict, the Turkish Grand National Assembly ("Turkish Parliament") started to work on the new legal arrangements by taking the cancellation reasoning into account and the articles of the Law regulating the principles related with such transfers were accepted and approved by Turkish Parliament at 17 April 2008, and enacted at 8 May 2008 after being published in the Official Gazette no.26870.

(Thousands of Turkish Lira (TL))

As per the Law, the present value of post-employment benefits as at the transfer date for the fund members to be transferred, will be calculated by a commission composing from the representatives of the SSF, the Ministry of Finance, the Undersecretariat of Treasury, the Undersecretariat of State Planning Organisation, the BRSA, the Savings Deposit Insurance Fund, the banks and the funds, by using a technical discount rate of 9.80% taking into account the funds' income and expenses as per insurance classes and the transferable contributions and payments of the funds including any salary and income differences paid by the funds above the limits of SSF for such payments. The transfers will take place within three-year period starting from 1 January 2008.

At 19 June 2008, Cumhuriyet Halk Partisi ("CHP") is applied to the Constitutional Court for the cancellation of various articles of the Law including the first paragraph of the provisional Article 20. As of the issuing date of the financial statements, there is not any published ruling of the Constitutional Court regarding this application.

b) Other benefits not transferable to SSF

Other social rights and payments provided in the existing trust indenture but not covered through the transfer of the funds' members and their right-holders to the SSF, are to be covered by the funds and the institutions that employ the funds' members.

The consolidated affiliates do not have retirement benefit plans for their employees. The retirement related benefits of the employees of the consolidated affiliates are subject to the Social Security Institution in case of domestic investees and to the legislations of the related countries in case of foreign investee companies. There are no obligations not reflected in the accompanying consolidated financial statements.

3.18 Taxation

3.18.1 Corporate tax

In Turkey, effective from 1 January 2006, statutory income is subject to corporate tax at 20%. This rate is applied to accounting income modified for certain exemptions (like dividend income) and deductions (like investment incentives), and additions for certain non-tax deductable expenses and allowances for tax purposes. If there is no dividend distribution planned, no further tax charges are made.

Dividends paid to the resident institutions and the institutions working through local offices or representatives in Turkey are not subject to withholding tax. As per the decisions no. 2009/14593 and 2009/14594 of the Council of Ministers published in the Official Gazette no. 27130 dated 3 February 2009, certain duty rates included in the articles no.15 and 30 of the new Corporate Tax Law no.5520 are revised. Accordingly, the withholding tax rate on the dividend payments other than the ones paid to the nonresident institutions generating income in Turkey through their operations or permanent representatives and the resident institutions is 15%. In applying the withholding tax rates on dividend payments to the nonresident institutions and the individuals, the withholding tax rates covered in the related Double Tax Treaty Agreements are taken into account. Appropriation of the retained earnings to capital is not considered as profit distribution and therefore is not subject to withholding tax.

The prepaid taxes are calculated and paid at the rates valid for the earnings of the related years. The prepayments can be deducted from the annual corporate tax calculated for the whole year earnings.

In accordance with the Turkish tax legislation, the tax losses can be carried forward to offset against future taxable income for up to five years. Tax losses cannot be carried back to offset profits from previous periods.

In Turkey, there is no procedure for a final and definite agreement on tax assessments. Companies file their tax returns with their tax offices by the end of 25th of the fourth month following the close of the accounting period to which they relate. Tax returns are open for five years from the beginning of the year that follows the date of filing during which time the tax authorities have the right to audit tax returns, and the related accounting records on which they are based, and may issue re-assessments based on their findings.

Tax applications for foreign branches

NORTHERN CYPRUS

According to the Corporate Tax Law of the Turkish Republic of Northern Cyprus no.41/1976 as amended, the corporate earnings (including foreign corporations) are subject to a 10% corporate tax and 15% income tax. This tax is calculated based on the income that the taxpayers earn in an accounting period. Tax base is determined by modifying accounting income for certain exclusions and allowances for tax purposes. The corporations cannot benefit from the rights of offsetting losses, investment incentives and amortisation unless they prepare and have certified their balance sheets, income statements and accounting records used for tax calculations by an auditor authorized by the Ministry of Finance. In cases where it is revealed that the earnings of a corporation were not subject to taxation in prior years or the tax paid on such earnings are understated, additional taxes can be charged in the next twelve years following that the related taxation period. The corporate tax returns are filed in the tax administration office in April after following the end of the accounting year to which they relate. The corporate taxes are paid in two equal installments in May and October.

MALTA

The corporate earnings are subjected to a 35% corporate tax. This rate is determined by modifying accounting income for certain exclusions and allowances for tax purposes. The earnings of the foreign corporations' branches in Malta are also subject to the same tax rate that the resident corporations in Malta are subject to. The earnings of such branches that are transferred to their head offices are not subject to an additional tax. The prepaid taxes are paid in April, August and December in the related years. The prepayments can be deducted from the annual corporate tax calculated for the whole year earnings. The excess part of the corporate tax that is not covered by such prepayments is paid to the tax office in September.

LUXEMBOURG

The corporate earnings are subjected to a 21% corporate tax. This rate is determined by modifying accounting income for certain exclusions and allowances for tax purposes. An additional 4% of the calculated corporate tax is paid as a contribution for unemployment insurance fund. The municipality commerce tax, which is set as 3% of the taxable income, can be increased up to 225% by the authorization of the municipalities. This rate is 6.75% in the municipality where the Bank's Luxembourg branch operates. The tax returns are examined by the authorized bodies and in case of detected mistakes, the amount of the taxes to be paid, is revised. The amounts and the payment dates of prepaid taxes are determined and declared by the tax office at the beginning of the taxation period. The corporations whose head offices are outside Luxembourg, are allowed to transfer the rest of their net income after tax following the allocation of 5% of it for legal reserves, to their head offices.

(Thousands of Turkish Lira (TL))

Tax applications for foreign financial affiliates

HOLLAND

In Holland, corporate income tax is levied at the rate of 20% for tax profits up to EUR 200,000 and 25.5% for the excess part over this amount on the worldwide income of resident companies, which is determined by modifying accounting income for certain exclusions and allowances for tax purposes for the related year. A unilateral decree for the avoidance of double taxation provides relief for resident companies from Dutch tax on income, such as foreign business profits derived through a permanent establishment abroad, if no tax treaty applies. In general, there is an additional dividend tax of 5% computed only on the amounts of dividend distribution at the time of such payments. Under the Dutch taxation system, tax losses can be carried forward to offset against future taxable income for nine years. Tax losses can be carried back to the prior year.

Companies must file their tax returns within nine months following the end of the tax year to which they relate, unless the company applies for an extension (normally an additional nine months). Tax returns are open for five years from the date of final assessment of the tax return during which time the tax authorities have the right to audit tax returns, and the related accounting records on which they are based, and may issue re-assessments based on their findings. The corporate income tax has been calculated using the nominal tax rate of 25.5% over the Dutch taxable income, 30% over the local taxable income of Germany branch and 16% over the local taxable income of Romania branches.

RUSSIA

The applicable tax rate for current and deferred tax for the Bank's consolidated affiliate in Russia is 20% (2% federal and 18% regional - in some locations 4.5% regional). The taxation system in the Russian Federation is relatively new and is characterised by frequent changes in legislation, official pronouncements and court decisions, which are often unclear, contradictory and subject to varying interpretation by different tax authorities. Taxes are subject to review and investigation by a number of authorities, which have the authority to impose severe fines, penalties and interest charges. A tax year remains open for review by the tax authorities during the three subsequent calendar years; however, under certain circumstances a tax year may remain open for a longer period.

3.18.2 Deferred taxes

According to the Turkish Accounting Standard 12 (TAS 12) "Income Taxes"; deferred tax assets and liabilities are recognized, using the balance sheet method, on all taxable temporary differences arising between the carrying values of assets and liabilities in the financial statements and their corresponding balances considered in the calculation of the tax base, except for the differences not deductible for tax purposes and initial recognition of assets and liabilities which affect neither accounting nor taxable profit.

If transactions and events are recorded in the income statement, then the related tax effects are also recognized in the income statement. However, if transactions and events are recorded directly in the shareholders' equity, the related tax effects are also recognized directly in the shareholders' equity.

The deferred tax assets and liabilities of the consolidated subsidiaries are reported as net in their individual financial statements.

In compliance with TAS 12, the deferred tax assets and liabilities of the consolidated affiliates are presented on the asset and liability sides of financial statements separately, without any offsetting.

(Thousands of Turkish Lira (TL))

3.18.3 Transfer pricing

The article no.13 of the Corporate Tax Law describes the issue of transfer pricing under the title of "disguised profit distribution" by way of transfer pricing. "The General Communiqué on Disguised Profit Distribution by Way of Transfer Pricing" published at 18 November 2007, explains the application related issues on this topic.

According to this Communiqué, if the taxpayers conduct transactions like purchase and sale of goods or services with the related parties where the prices are not determined according to the arm's length principle, then it will be concluded that there is a disguised profit distribution by way of transfer pricing. Such disguised profit distributions will not be deducted from the corporate tax base for tax purposes.

As stated in the "7.1 Annual Documentation" section of this communiqué, the taxpayers are required to fill out the "Transfer Pricing, Controlled Foreign Entities and Thin Capitalization" form for the purchase and sale of goods or services conducted with their related parties in a taxation period, attach these forms to their corporate tax returns and submit to the tax offices.

3.18.4 Investment allowance

The Temporary Article 69 added to the Income Tax Law no.193 with the Law no.5479, which became effective starting from 1 January 2006, upon being promulgated in the Official Gazette no.26133 dated 8 April 2006, stating that taxpayers can deduct the amount of the investment allowance exemption which they are entitled to according to legislative provisions effective at 31 December 2005 (including rulings on the tax rate) only from the taxable income of 2006, 2007 and 2008. Accordingly, the investment incentive allowance practice was ended as of 1 January 2006. At this perspective, an investment allowance which cannot be deducted partially or fully in three years time was not allowed to be carried forward to the following years and became unavailable as of 31 December 2008. On the other side, the Article 19 of the Income Tax Law was annulled and the investment allowance practice was ended as of 1 January 2006 with effectiveness of the Article 2 and the Article 15 of the Law no.5479 and the investment allowance rights on the investment expenditures incurred during the period of 1 January 2006 and 8 April 2006 became unavailable.

However, at 15 October 2009, the Turkish Constitutional Court decided to cancel the clause no.2 of the Article 15 of the Law no.5479 and the expressions of "2006, 2007, 2008" in the Temporary Article 69 related to investment allowance mentioned above that enables effectiveness of the Law as of 1 January 2006 rather than 8 April 2006, since it is against the Constitution. Accordingly, the time limitations for the carried forward investment allowances that were entitled to in the previous period of mentioned date and the limitations related with the investments expenditures incurred between the issuance date of the Law promulgated and 1 January 2006 were eliminated. According to the decision of Turkish Constitutional Court, cancellation related with the investment allowance became effective with promulgation of the decision on the Official Gazette and the decision of the Turkish Constitutional Court was promulgated in the Official Gazette no.27456 dated 8 January 2010.

According to the decision mentioned above, the investment allowances carried forward to the year 2006 due to the lack of taxable income and the investment allowances earned through the investments started before 1 January 2006 and continued after that date constituting economic and technical integrity will be used not only in 2006, 2007 and 2008, but also in the following years. In addition, 40% of investment expenditures that are realized between 1 January 2006 and 8 April 2006, within the context of the Article 19 of the Income Tax Law will have the right for investment allowance exemption.

3.19 Funds borrowed

Funds are generated from domestic and foreign sources when this is necessary. The funds borrowed from foreign sources are mainly in the form of syndications and securitizations. The funds borrowed received are recorded at their purchase costs and discounted by using the internal rate of return.

There are no convertible bonds or any other securities issued.

3.20 Shares and share issuances

None.

3.21 Confirmed bills of exchange and acceptances

Confirmed bills of exchange and acceptances are realized simultaneously with the customer payments and recorded in off-balance sheet accounts as possible debt and commitment, if any.

3.22 Government incentives

As of 31 December 2009, the Bank or its financial affiliates do not have any government incentives or aids.

3.23 Segment reporting

The Bank operates in corporate, commercial, small business, retail and investment banking. Accordingly, the banking products served to customers are; custody services, time and demand deposits, accumulating deposit accounts, repos, overdraft facilities, spot loans, foreign currency indexed loans, consumer loans, automobile and housing loans, working capital loans, discounted bills, gold loans, foreign currency loans, eximbank loans, pre-export loans, ECA covered financing, letters of guarantee, letters of credit, export factoring, acceptance credits, draft facilities, forfaiting, leasing, insurance, forward, futures, salary payments, investment account (ELMA), cheques, safety boxes, bill payments, tax collections, payment orders. GarantiCard, BonusCard, Shop&Miles, BusinessCard under the brand name of Visa and Mastercard, and also American Express credit cards and Maestro and Electron Garanti24 cards are available.

The Bank provides service packages to its corporate, commercial and retail customers including deposit, loans, foreign trade transactions, investment products, cash management, leasing, factoring, insurance, credit cards, and other banking products. A customer-oriented branch network has been built in order to serve customers' needs effectively and efficiently. The Bank also utilizes alternative delivery channels intensively.

The Bank provides corporate banking products to international and national holdings in Turkey by coordinating regional offices, suppliers and intermediaries, utilizing cross-selling techniques. Mainly, it provides services through its commercial and mixed type of branches to export-revenue earning sectors like tourism and textile and exporters of Turkey's traditional agricultural products.

Additionally, the Bank provides "small business" banking service to enterprises in retail and service sectors. Products include overdraft accounts, POS machines, credit cards, cheque books, TL and foreign currency deposits, investment accounts, internet banking and call-center, debit card and bill payment.

(Thousands of Turkish Lira (TL))

Retail banking customers form a wide-spread and sustainable deposit base for the Bank. Individual customers' needs are met by diversified consumer banking products through branches and alternative delivery channels.

Information on the business segments on a consolidated basis is as follows as of 31 December 2009:

Current Period	Retail Banking	Corporate Banking	Investment Banking	Other	Total Operations
Total Operating Profit	2,547,498	2,492,168	2,461,229	964,930	8,465,825
Other	-	-	-	-	-
Total Operating Profit	**2,547,498**	**2,492,168**	**2,461,229**	**964,930**	**8,465,825**
Net Operating Profit	1,225,066	1,700,612	2,379,317	(1,368,401)	3,936,594
Income from Associates, Subsidiaries and Joint-Ventures	-	-	-	2,760	2,760
Net Operating Profit	**1,225,066**	**1,700,612**	**2,379,317**	**(1,365,641)**	**3,939,354**
Provision for Taxes	-	-	-	839,753	839,753
Net Profit	**1,225,066**	**1,700,612**	**2,379,317**	**(2,205,394)**	**3,099,601**
Segment Assets	17,444,234	35,949,921	51,676,386	11,171,515	116,242,056
Investments in Associates, Subsidiaries and Joint-Ventures	-	-	-	92,410	92,410
Undistributed Items	-	-	-	-	-
Total Assets	**17,444,234**	**35,949,921**	**51,676,386**	**11,263,925**	**116,334,466**
Segment Liabilities	38,259,084	26,479,457	27,062,023	10,848,118	102,648,682
Shareholders' Equity	-	-	-	13,685,784	13,685,784
Undistributed Items	-	-	-	-	-
Total Liabilities and Shareholders' Equity	**38,259,084**	**26,479,457**	**27,062,023**	**24,533,902**	**116,334,466**
Other Segment Items					
Capital Expenditure	-	-	-	316,741	316,741
Depreciation Expenses	-	-	-	182,942	182,942
Impairment Losses	-	-	703	1,724,905	1,725,608
Other Non-Cash Income/Expenses	(36,348)	(187,393)	1,425,632	151,883	1,353,774
Restructuring Costs	-	-	-	-	-

3.24 Other disclosures

3.24.1 Reclassification

As of 31 December 2008, interest income from factoring receivables amounting TL 77,344 thousands is classified to "Interest Income on Loans" from "Fees and Commissions Received".

4 Consolidated Financial Position and Results of Operations

4.1 Consolidated capital adequacy ratio

The Bank's consolidated capital adequacy ratio is 19.16% (unconsolidated capital adequacy ratio: 21.20%) as of 31 December 2009.

4.1.1 Risk measurement methods in calculation of consolidated capital adequacy ratio

Capital adequacy ratio is calculated within the scope of the "Regulation on Measurement and Assessment of Capital Adequacy Ratios of Banks" and "Regulation on Equities of Banks" published in Official Gazette no.26333 dated 1 November 2006.

In calculation of capital adequacy ratio, the accounting records prepared in compliance with the current legislation are used.

The items deducted from the capital base are not included in the calculation of risk weighted assets, non-cash loans and commitments. In calculation of risk weighted assets, impairments, depreciation and amortisation, and provisions are considered as deduction items.

In the calculation of their risk-based values, non-cash loans are weighted after netting with specific provisions that are classified under liabilities and calculated based on the "Regulation on Identification of and Provision against Non-Performing Loans and Other Receivables". The net amounts are then multiplied by the rates stated in the Article 5 of "Regulation regarding Measurement and Assessment of Capital Adequacy Ratios of Banks".

In the calculation of the risk based values of the derivative financial instruments, such instruments are weighted once more and classified according to the related risk groups after being multiplied by the rates stated in the Article 5 of "Regulation regarding Measurement and Assessment of Capital Adequacy Ratios of Banks".

The credit derivative contracts are included in the calculation of the value at credit risk and of the capital requirement for general market risk and specific risk in accordance with the principles in "Regulation on Taking Credit Derivatives into Consideration for Calculation of Capital Adequacy Ratio according to the Standard Method".

(Thousands of Turkish Lira (TL))

4.1.2 Consolidated capital adequacy ratio

	Risk Weightings						
	Parent Bank Only						
	0%	*10%*	*20%*	*50%*	*100%*	*150%*	*200%*
Value at Credit Risk							
Balance Sheet Items (Net)	**22,575,086**	-	**3,230,234**	**12,907,888**	**36,895,700**	**399,473**	**18,037**
Cash on Hand	891,864	-	1,497	-	-	-	-
Securities in Redemption	-	-	-	-	-	-	-
Balances with the Central Bank of Turkey	4,231,652	-	-	-	-	-	-
Domestic and Foreign Banks, Foreign Headoffices and Branches	3,932,729	-	2,815,343	-	1,532,677	-	-
Interbank Money Market Placements	1,000,000	-	-	-	-	-	-
Receivables from Reverse Repurchase Agreements	-	-	-	-	-	-	-
Reserve Deposits	1,716,480	-	-	-	-	-	-
Loans	3,088,978	-	177,253	12,694,223	32,186,372	399,473	18,037
Loans under Follow-Up (Net)	-	-	-	-	424,642	-	-
Lease Receivables	-	-	-	-	-	-	-
Financial Assets Available-for-Sale	-	-	-	-	-	-	-
Investments Held-to-Maturity	7,065,721	-	-	-	-	-	-
Receivables from Term Sale of Assets	-	-	-	-	20,237	-	-
Miscellaneous Receivables	39,026	-	-	-	80,153	-	-
Accrued Interest and Income	330,366	-	26,011	213,665	548,133	-	-
Investments in Associates, Subsidiaries and Joint-Ventures (Business Partnership) (Net)	-	-	-	-	1,019,855	-	-
Tangible Assets (Net)	-	-	-	-	1,042,526	-	-
Other Assets	278,270	-	210,130	-	41,105	-	-
Off-Balance Sheet Items	**1,705,076**	-	**1,096,091**	**806,350**	**9,510,243**	-	-
Non-Cash Loans and Commitments	1,705,076	-	815,249	806,350	9,418,278	-	-
Derivative Financial Instruments	-	-	280,842	-	91,965	-	-
Non-Risk-Weighted Accounts	-	-	-	-	-	-	-
Total Risk-Weighted Assets	**24,280,162**	-	**4,326,325**	**13,714,238**	**46,405,943**	**399,473**	**18,037**

(Thousands of Turkish Lira (TL))

	Risk Weightings						
	Consolidated						
	0%	*10%*	*20%*	*50%*	*100%*	*150%*	*200%*
Value at Credit Risk							
Balance Sheet Items (Net)	**23,550,505**	-	**5,258,070**	**13,338,322**	**42,219,060**	**399,473**	**18,037**
Cash on Hand	912,796	-	1,497	-	-	-	-
Securities in Redemption	-	-	-	-	-	-	-
Balances with the Central Bank of Turkey	4,231,652	-	-	-	-	-	-
Domestic and Foreign Banks, Foreign Headoffices and Branches	4,609,961	-	3,627,505	-	1,761,615	-	-
Interbank Money Market Placements	1,000,000	-	-	-	-	-	-
Receivables from Reverse Repurchase Agreements	-	-	-	-	-	-	-
Reserve Deposits	1,716,480	-	-	-	-	-	-
Loans	3,169,856	-	1,329,104	12,876,604	35,320,548	399,473	18,037
Loans under Follow-Up (Net)	-	-	-	-	426,858	-	-
Lease Receivables	16,031	-	28,284	245,512	1,239,077	-	-
Financial Assets Available-for-Sale	-	-	-	-	-	-	-
Investments Held-to-Maturity	7,155,596	-	-	-	38,520	-	-
Receivables from Term Sale of Assets	-	-	-	-	20,237	-	-
Miscellaneous Receivables	39,026	-	-	-	1,450,312	-	-
Accrued Interest and Income	326,620	-	61,550	216,206	573,474	-	-
Investments in Associates, Subsidiaries and Joint-Ventures (Business Partnership) (Net)	-	-	-	-	39,352	-	-
Tangible Assets (Net)	-	-	-	-	1,176,152	-	-
Other Assets	372,487	-	210,130	-	172,915	-	-
Off-Balance Sheet Items	**1,731,042**	-	**1,391,795**	**817,090**	**9,800,192**	-	-
Non-Cash Loans and Commitments	1,731,042	-	1,032,123	817,090	9,682,431	-	-
Derivative Financial Instruments	-	-	359,672	-	117,761	-	-
Non-Risk-Weighted Accounts	-	-	-	-	-	-	-
Total Risk-Weighted Assets	**25,281,547**	-	**6,649,865**	**14,155,412**	**52,019,252**	**399,473**	**18,037**

4.1.3 Summary information related to consolidated capital adequacy ratio

	Parent Bank Only	
	Current Period	**Prior Period**
Value at Credit Risk (VaCR)	54,763,611	53,973,934
Value at Market Risk (VaMR)	2,525,413	2,523,750
Value at Operational Risk (VaOR)	7,212,178	5,766,996
Shareholders' Equity	13,672,917	10,047,717
Shareholders' Equity / (VaCR+VaMR+VaOR) * 100	21.20%	16.14%

	Consolidated	
	Current Period	**Prior Period**
Value at Credit Risk (VaCR)	61,062,215	59,687,917
Value at Market Risk (VaMR)	4,447,563	4,120,450
Value at Operational Risk (VaOR)	8,212,044	6,621,287
Shareholders' Equity	14,125,554	10,460,637
Shareholders' Equity / (VaCR+VaMR+VaOR) * 100	19.16%	14.85%

(Thousands of Turkish Lira (TL))

4.1.4 Components of consolidated shareholders' equity

	Current Period	Prior Period
CORE CAPITAL		
Paid-in Capital	4,200,000	4,200,000
Nominal Capital	4,200,000	4,200,000
Capital Commitments (-)	-	-
Capital Reserves from Inflation Adjustments to Paid-in Capital	772,554	772,554
Share Premium	11,880	11,880
Share Cancellation Profits	-	-
Legal Reserves	379,275	285,051
I. Legal Reserve (Turkish Commercial Code 466/1)	349,148	261,424
II. Legal Reserve (Turkish Commercial Code 466/2)	30,127	23,627
Reserves allocated as per Special Legislations	-	-
Status Reserves	-	-
Extraordinary Reserves	3,187,603	1,681,758
Reserve Allocated as per the Decision held by the General Assembly	3,187,603	1,681,758
Retained Earnings	-	-
Accumulated Losses	-	-
Exchange Rate Differences on Foreign Currency Capital	-	-
Other Capital Reserves and Reserves from Inflation Adjustments to Legal, Status and Extraordinary Reserves	-	-
Profit	3,085,717	1,879,378
Current Period Profit	3,085,717	1,879,378
Prior Periods Profit	-	-
Provision for Possible Losses (upto 25% of Core Capital)	360,000	52,000
Income on Sale of Investments in Associates, Subsidiaries and Real Estate	596,047	594,943
Primary Subordinated Debt (upto 15% of Core Capital)	-	-
Minority Interest	49,001	35,117
Loss excess of Reserves (-)	-	-
Current Period Loss	-	-
Prior Periods Loss	-	-
Leasehold Improvements (-)(*)	147,686	-
Prepaid Expenses (-)(*)	244,835	318,026
Intangible Assets (-)(*)	40,558	37,479
Deferred Tax Asset excess of 10% of Core Capital (-)(*)	-	-
Limit excesses as per the 3rd Paragraph of the Article 56 of the Banking Law (-)	-	-
Goodwill (Net) (-)	6,388	6,388
Total Core Capital	**12,202,610**	**9,506,293**
SUPPLEMENTARY CAPITAL		
General Provisions	437,334	428,799
45% of Revaluation Surplus on Movables	-	-
45% of Revaluation Surplus on Immovables	966	966
Bonus Shares of Associates, Subsidiaries and Joint-Ventures (Business Partnership)	1,509	1,509
Primary Subordinated Debt excluding the Portion included in Core Capital	-	-
Secondary Subordinated Debt	932,551	847,545
45% of Securities Value Increase Fund (**)	612,632	36,431
Associates and Subsidiaries	-	-
Investment Securities Available for Sale	612,632	36,431
Minority Interest	22	8
Other Reserves	38,595	100,329
Total Supplementary Capital	**2,023,609**	**1,415,587**
TIER III CAPITAL	-	-
CAPITAL	**14,226,219**	**10,921,880**

(*) According to the "Regulation on Equities of Banks" Temporary Article 1 published in Official Gazette no. 26333 dated 1 November 2006, starting from 1 January 2009 leasehold improvements, prepaid expenses, intangible assets and deferred tax assets above 10% of core capital are directly deducted from core capital.

(**) In cases where the Securities Value Increase Fund gives a positive result then only 45% of the amount is considered in the calculation, whereas if its is negative then the whole amount is considered in the calculation.

(Thousands of Turkish Lira (TL))

DEDUCTIONS FROM CAPITAL	**100,665**	**461,243**
Unconsolidated Investments in Banks and Financial Institutions	2,479	2,471
Loans to Banks, Financial Institutions (domestic/foreign) or Qualified Shareholders in the form of Secondary Subordinated Debts and Debt Instruments purchased from Such Parties qualified as Primary or Secondary Subordinated Debts	-	-
Banks and Financial Institutions' Assets and Liabilities that are not Fully Consolidated but Included Using Equity Accounting	50,579	40,342
Loan granted to Customer against the Articles 50 and 51 of the Banking Law	-	-
Net Book Values of Immovables exceeding 50% of the Capital and of Assets Acquired against Overdue Receivables and Held for Sale as per the Article 57 of the Banking Law but Retained more than Five Years	47,607	62,925
Others	-	-
TOTAL SHAREHOLDERS' EQUITY	**14,125,554**	**10,460,637**

4.2 Consolidated credit risk

Credit risk means risks and losses that may occur if the counterparty fails to comply with the agreement's requirements and cannot perform its obligations partially or completely on the terms set. In compliance with the legislation, the credit limits are set for the financial position and credit requirements of customers within the authorization limits assigned for Branches, Lending Departments, Executive Vice President responsible of Lending, General Manager, Credit Committee and Board of Directors. The limits are subject to revision if necessary.

The debtors or group of debtors are subject to credit risk limits. Sectoral risk concentrations are reviewed on a monthly basis.

Credit worthiness of debtors is reviewed periodically in compliance with the legislation by the internal risk rating models. The credit limits are revised and further collateral is required if the risk level of debtor deteriorates. For unsecured loans, the necessary documentation is gathered in compliance with the legislation.

Geographical concentration of credit customers is reviewed monthly. This is in line with the concentration of industrial and commercial activities in Turkey.

In accordance with the lending policies, the debtor's creditworthiness is analysed and the satisfactory collateral is required based on the financial position of the company and the lending terms demanded; like cash collateral, bank guarantees, mortgages, pledges, bills and personal or corporate guarantees.

There are control limits on the position held through forwards, options and other similar agreements. Credit risk of such instruments is managed under the risk from market fluctuations. The risk arising from such instruments are followed up and the necessary actions are taken to decrease it when necessary.

The liquidated non-cash loans are subject to the same risk weighting with the overdue loans.

Foreign trade finance and other interbank credit transactions are performed through widespread correspondents network. Accordingly, limits are assigned to domestic and foreign banks and other financial institutions examining their credit worthiness, periodically.

The Bank and its financial affiliates' largest 100 cash loan customers compose 29.40% of the total cash loan portfolio.

The Bank and its financial affiliates' largest 100 non-cash loan customers compose 53.80% of the total non-cash loan portfolio.

(Thousands of Turkish Lira (TL))

The Bank and its financial affiliates' largest 100 cash and non-cash loan customers represent 10.30% of the total "on and off balance sheet" assets.

The general provision for consolidated credit risk amounts to TL 437,334 thousands.

The Bank developed a statistical-based internal risk rating model for its credit portfolio of corporate/commercial/medium-size companies. This internal risk rating model has been in use for customer credibility assessment since 2003. Risk rating has become a requirement for loan applications, and ratings are used both to determine branch managers' credit authorization limits and in credit assessment process.

The concentration table of the cash and non-cash loans for the Bank according to the risk rating system for its customers defined as corporate, commercial and medium-size enterprises is presented below. The small and micro-size enterprises, consumer loans and credit card portfolios are not included in this table as they are subject to different rating scorings on a product basis.

	Current Period	**Prior Period**
	%	%
Above Avarage	39.54	49.57
Average	50.22	43.58
Below Average	10.24	6.85
Total	**100.00**	**100.00**

4.2.1 Customer and regional concentration of credit risks

	Loans to Individuals and Corporates		**Balances with Banks and Central Bank of Turkey**		**Securities***		**Other Credits****		**Off-Balance Sheet Commitments and Contingencies**	
	Current Period	**Prior Period**	**Current Period**	**Prior Period**	**Current Period**	**Prior Period**	**Current Period**	**Prior Period**	**Current Period**	**Prior Period**
Customer concentration										
Private Sector	34,169,681	33,621,435	-	-	917,882	1,200,361	1,695,224	1,293,380	31,298,380	32,617,011
Public Sector	1,371,789	1,268,795	380,396	-	34,663,356	23,621,533	80,322	308	24,823	2,305
Banks	491,480	1,051,787	16,650,767	11,939,516	1,991,144	1,744,702	1,001,433	1,158,159	22,346,197	23,971,246
Retail Customers	17,443,686	16,807,683	-	-	-	-	29,354	22,016	3,261,812	686,033
Equity Securities	-	-	-	-	264,198	76,094	92,410	78,528	-	-
Total	**53,476,636**	**52,749,700**	**17,031,163**	**11,939,516**	**37,836,580**	**26,642,690**	**2,898,743**	**2,552,391**	**56,931,212**	**57,276,595**
Regional concentration										
Domestic	50,449,613	49,424,620	7,989,284	6,466,880	34,935,641	24,430,500	1,483,906	1,700,844	36,406,303	31,837,359
European Union (EU) Countries	2,009,783	1,793,948	8,209,979	4,551,839	1,945,604	1,489,864	1,201,762	601,449	10,640,313	15,325,937
OECD Countries***	133,391	68,701	23,371	15,446	-	1,529	182	423	2,426,402	1,186,448
Off-Shore Banking Regions	79,805	168,768	63,772	57,151	229,387	226,765	1,049	1,407	204,280	281,684
USA, Canada	45,050	56,103	586,530	772,922	223,096	77,743	117,376	229,402	6,170,023	7,611,841
Other Countries	758,994	1,237,560	158,227	75,278	502,852	416,289	94,468	18,866	1,083,891	1,033,326
Total	**53,476,636**	**52,749,700**	**17,031,163**	**11,939,516**	**37,836,580**	**26,642,690**	**2,898,743**	**2,552,391**	**56,931,212**	**57,276,595**

* Includes financial assets held for trading, financial assets available-for-sale and investments held-to-maturity
** Includes transactions defined as credit as per the Article 48 of the Turkish Banking Law No 5411 and not covered in the first three columns above
*** OECD countries other than EU countries, USA and Canada

(Thousands of Turkish Lira (TL))

4.2.2 Geographical concentration

	Assets	Liabilities	Non-cash Loans	Capital Expenditures	Net Profit/(Loss)
Current Period					
Domestic	93,126,803	81,335,463	12,515,855	264,560	2,786,650
European Union (EU) Countries	9,058,984	14,309,163	1,101,122	-	99,349
OECD Countries [(1)]	33,530	514,743	384,922	-	-
Off-Shore Banking Regions	372,155	436,318	21,266	-	4,887
USA, Canada	745,284	7,680,608	429,465	-	-
Other Countries	175,512	188,256	218,317	-	-
Associates, Subsidiaries and Joint-Ventures (Business Partnership)	12,822,198	11,869,915	442,520	52,181	208,715
Unallocated Assets/Liabilities [(2)]	-	-	-	-	-
Total	**116,334,466**	**116,334,466**	**15,113,467**	**316,741**	**3,099,601**
Prior Period					
Domestic	80,572,831	74,232,393	11,496,866	341,824	1,623,884
EU Countries	4,967,313	6,403,313	1,635,450	-	80,336
OECD Countries [(1)]	18,801	836,228	433,287	-	-
Off-Shore Banking Regions	377,949	206,918	30,461	-	2,556
USA, Canada	1,011,885	6,421,186	314,583	-	-
Other Countries	70,168	121,001	352,258	-	-
Associates, Subsidiaries and Joint-Ventures (Business Partnership)	12,019,466	10,817,374	304,229	46,147	184,402
Unallocated Assets/Liabilities [(2)]	-	-	-	-	-
Total	**99,038,413**	**99,038,413**	**14,567,134**	**387,971**	**1,891,178**

[(1)] OECD countries other than EU countries, USA and Canada

[(2)] Assets, liabilities and equity items that can not be allocated on a consistent basis

(Thousands of Turkish Lira (TL))

4.2.3 Sectoral distribution of cash loans

	Current Period				Prior Period			
	TL	(%)	FC	(%)	TL	(%)	FC	(%)
Agriculture	**260,997**	**0.92**	**227,203**	**0.92**	**276,174**	**1.00**	**116,724**	**0.48**
Farming and Stockbreeding	243,422	0.86	221,134	0.90	265,942	0.96	105,427	0.43
Forestry	10,263	0.04	-	-	4,937	0.02	-	-
Fishery	7,312	0.03	6,069	0.02	5,295	0.02	11,297	0.05
Manufacturing	**3,678,528**	**12.95**	**8,756,123**	**35.53**	**3,872,157**	**14.01**	**8,426,621**	**34.17**
Mining	102,415	0.36	296,846	1.21	121,982	0.44	279,441	1.13
Production	3,423,729	12.05	6,181,535	25.08	3,538,075	12.80	6,648,336	26.96
Electricity, Gas, Water	152,384	0.54	2,277,742	9.24	212,100	0.77	1,498,844	6.08
Construction	**1,097,197**	**3.86**	**1,247,654**	**5.06**	**953,983**	**3.45**	**1,502,414**	**6.09**
Services	**5,122,401**	**18.03**	**10,030,341**	**40.70**	**4,624,379**	**16.73**	**11,069,921**	**44.88**
Wholesale and Retail Trade	3,210,181	11.30	3,330,026	13.51	3,178,646	11.50	2,573,442	10.43
Hotel, Food and Beverage Services	244,417	0.86	1,198,029	4.86	208,057	0.75	980,793	3.98
Transportation and Telecommunication	553,652	1.95	3,479,901	14.12	575,719	2.08	3,746,786	15.19
Financial Institutions	790,654	2.78	1,211,906	4.92	339,238	1.23	3,006,991	12.19
Real Estate and Renting Services	57,200	0.20	385,292	1.56	70,624	0.26	373,717	1.51
"Self-Employment" Type Services	-	-	-	-	-	-	-	-
Educational Services	77,908	0.27	27,948	0.11	72,763	0.26	31,401	0.13
Health and Social Services	188,389	0.66	397,239	1.61	179,332	0.65	356,791	1.45
Others	**18,246,451**	**64.24**	**4,382,883**	**17.79**	**17,910,140**	**64.81**	**3,547,041**	**14.38**
Total	**28,405,574**	**100.00**	**24,644,204**	**100.00**	**27,636,833**	**100.00**	**24,662,721**	**100.00**

4.2.4 Credit risk by business segments

Loan Groups	**Corporate Loans**	**Retail Loans**	**Credit Cards**	**Others**	**Total**
Performing Loans					
Cash Loans	35,068,491	10,233,137	6,977,603	12,287,181	64,566,412
Non-Cash Loans	14,978,664	5,037,504	9,120,759	6,518,433	35,655,360
Loans under Follow-up					
Cash Loans	431,153	148,757	190,637	-	770,547
Non-Cash Loans	81,316	-	-	-	81,316
Non-Performing Loans					
Cash Loans	858,871	624,063	812,264	-	2,295,198
Non-Cash Loans	103,115	-	-	-	103,115
Non-Cash Loans					
Cash Loans	**36,358,515**	**11,005,957**	**7,980,504**	**12,287,181**	**67,632,157**
Non-Cash Loans	**15,163,095**	**5,037,504**	**9,120,759**	**6,518,433**	**35,839,791**

Provision Types	**Corporate Loans**	**Retail Loans**	**Credit Cards**	**Others**	**Total**
Specific Provision					
Cash Loans	595,350	510,700	762,290	-	1,868,340
Non-Cash Loans	56,105	-	-	-	56,105
General Provision					
Cash Loans	224,188	72,196	49,126	51,253	396,763
Non-Cash Loans	18,731	4,768	12,011	5,061	40,571

4.3 Consolidated market risk

The Bank that had already started working on risk management area before the regulations on Bank's Internal Control and Risk Management Systems and Measurement and Assessment of Capital Adequacy Ratios of Banks issued by the BRSA in February 2001, restructured its internal systems in accordance with the related regulations under the responsibility of the board of directors and currently works accordingly.

In order to comply with the regulations, the Bank set its activities related with market risk management in accordance with "Regulation on Bank's Internal Control and Risk Management Systems" and "Regulation on Measurement and Assessment of Capital Adequacy Ratios of Banks" published in Official Gazette no. 26333 dated 1 November 2006.

The risk policies defined for the Bank's market risk exposure and the applications are approved and reviewed regularly by the board of directors.

The top management is responsible for applying risk policies, principles and application procedures approved by the board of directors, ensuring timely and reliable reporting to the board of directors about the important risks identified, assessing internal control, internal audit and risk reports prepared for departments and either eliminating risks, deficiencies or defects identified in these departments or taking the necessary precautions to prevent those and participating in determination of risk limits.

The board of directors follows up the effectiveness of risk management systems through audit committee, related other committees and top management, and take decisions in the light of various risk reports and the assessments made by audit committee. The board of directors is responsible of healty performance of internal systems.

Market risks arising from trading transactions are measured by internal risk measurement model using value at risk (VaR) methodology. In the VaR calculations, trading, available-for-sale and derivative portfolios are taken into account. VaR is calculated by three different methods, namely historical simulation, monte carlo simulation and parametric method. The Bank takes the parametric VaR results as the basis for the internal management of market risk and determination of limits. The calculations made according to other two methods are used for comparison and monitoring purposes. In the VaR calculation, one year historical market data set is used, and 99% confidence interval and one-day retention period (10 days for legal capital adequacy calculation) are taken into account. In order to test the reliability of the VaR model, back tests are performed. Stress tests and scenario analysis are also applied in order to reflect the effects of prospective severe market fluctuations in the VaR calculations. Beside the VaR limits, the limits on transaction, dealer, desk, stop loss for trading portfolio as approved by the board of directors are also applied and monitored.

(Thousands of Turkish Lira (TL))

4.3.1 Value at market risk on a consolidated basis

	Amount
(I) Capital Obligation against General Market Risk - Standard Method	176,767
(II) Capital Obligation against Specific Risks - Standard Method	122,925
(III) Capital Obligation against Currency Risk - Standard Method	37,609
(IV) Capital Obligation against Stocks Risks - Standard Method	-
(V) Capital Obligation against Exchange Risks – Standard Method	-
(VI) Capital Obligation against Market Risks of Options - Standard Method	18,504
(VII) Capital Obligation against Market Risks of Banks applying Risk Measurement Models	-
(VIII) Total Capital Obligations against Market Risk (I+II+III+IV+V+VI)	**355,805**
(IX) Value-At-Market Risk ((12.5*VIII) or (12.5*VII))	**4,447,563**

4.3.2 Average values at market risk

	Current Period			Prior Period		
	Average	Highest	Lowest	Average	Highest	Lowest
Interest Rate Risk	4,154,963	4,918,525	3,672,500	2,949,982	3,672,500	1,197,599
Common Share Risk	134,243	194,213	99,300	135,565	200,888	50,527
Currency Risk	321,835	470,113	215,850	185,936	226,325	155,075
Stock Risk	-	-	-	-	-	-
Exchange Risk	-	-	-	-	-	-
Option Risk	359,468	587,950	122,325	214,980	353,475	122,325
Total Value at Risk	**4,970,509**	**6,170,801**	**4,109,975**	**3,486,463**	**4,453,188**	**1,525,526**

4.4 Consolidated operational risk

The value at operational risk is calculated according to the basic indicator approach as per the Article 14 of "Regulation regarding Measurement and Assessment of Capital Adequacy Ratios of Banks".

The annual gross income is composed of net interest income plus net non-interest income reduced by realised gains/losses from the sale of securities available-for-sale and held-to-maturity, extraordinary income and income derived from insurance claims at year-end.

	31 December 2006	**31 December 2007**	**31 December 2008**
(I) Net Interest Income	2,075,884	3,097,952	3,430,704
(II) Net Fees and Commissions Income	1,111,284	1,288,569	1,578,335
(III) Dividend Income	2,767	2,866	29,472
(IV) Net Trading Income/(Losses)	(51,433)	(218,454)	253,585
(V) Other Operating Expenses	461,766	1,201,924	448,380
(VI) Gain/Loss on Securities Available-for-Sale and Held-to-Maturity	51,307	50,037	54,177
(VII) Extraordinary Income	196,691	919,933	302,186
(VIII) Insurance Claim Collections	-	-	-
(IX) Gross Income (I+II+III+IV+V-VI-VII-VIII)	3,352,270	4,402,887	5,384,113
(X) Capital Obligation (IX * 15%)	502,841	660,433	807,617
(XI) Average Capital Obligation Against Operational Risk		656,964	
(XII) Value at Operational Risk (XI * 12.5)		8,212,044	

(Thousands of Turkish Lira (TL))

4.5 Consolidated currency risk

Foreign currency open position limit is set in compliance with the legal standard ratio of net foreign currency position. As of 31 December 2009, the Bank and its financial affiliates' net 'on balance sheet' foreign currency short position amounts to TL 1,314,971 thousands (31 December 2008: a long position of TL 1,477,585 thousands), net 'off-balance sheet' foreign currency long position amounts to TL 1,357,216 thousands (31 December 2008: a short position of TL 1,692,413 thousands), while net foreign currency long position amounts to TL 42,245 thousands (31 December 2008: a short position of TL 214,828 thousands).

The consolidated foreign currency position risk is measured by "standard method" and "value-at-risk (VaR) model". Measurements by standard method are carried out weekly, whereas measurements by "VaR" are done daily.

The Bank's effective exchange rates at the date of balance sheet and for the last five working days of the period announced by the Bank in TL are as follows:

	USD	**EUR**	**Yen (100)**	**GBP**
The Bank's foreign currency purchase rate at balance sheet date	1.4900	2.1382	1.6029	2.4074
Foreign currency rates for the days before balance sheet date:				
Day 1	1.4900	2.1301	1.6072	2.3844
Day 2	1.4900	2.1476	1.6226	2.3795
Day 3	1.4900	2.1447	1.6258	2.3849
Day 4	1.5000	2.1596	1.6448	2.3946
Day 5	1.5000	2.1596	1.6448	2.3946
Last 30-days arithmetical average rate	1.4887	2.1660	1.6504	2.4115

(Thousands of Turkish Lira (TL))

The Bank's consolidated currency risk:

	Euro	USD	Yen	Other FCs	Total
Current Period					
Assets					
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	975,847	1,919,097	703	142,254	3,037,901
Banks	3,357,805	3,406,632	6,809	133,384	6,904,630
Financial Assets at Fair Value through Profit/Loss	129,446	138,609	41	3,728	271,824
Interbank Money Market Placements	-	-	-	-	-
Financial Assets Available-for-Sale	784,818	3,215,292	-	347,046	4,347,156
Loans (*)	9,352,341	16,270,156	54,267	915,234	26,591,998
Investments in Associates, Subsidiaries and Joint-Ventures	681	-	-	-	681
Investments Held-to-Maturity	43,696	1,432,473	-	-	1,476,169
Derivative Financial Assets Held for Risk Management	-	-	-	-	-
Tangible Assets	78,769	248	-	44,251	123,268
Intangible Assets	4,584	-	-	790	5,374
Other Assets	971,741	647,724	5,386	764	1,625,615
Total Assets	**15,699,728**	**27,030,231**	**67,206**	**1,587,451**	**44,384,616**
Liabilities					
Bank Deposits	766,091	841,190	15,451	260,215	1,882,947
Foreign Currency Deposits	13,379,471	16,143,343	29,217	738,396	30,290,427
Interbank Money Market Takings	-	157,455	-	230,023	387,478
Other Fundings	4,694,882	7,627,132	8,331	-	12,330,345
Securities Issued	-	-	-	-	-
Miscellaneous Payables	43,905	48,345	232	3,323	95,805
Derivative Financial Liabilities Held for Risk Management	-	3,464	-	-	3,464
Other Liabilities (**)	172,234	176,923	389	359,575	709,121
Total Liabilities	**19,056,583**	**24,997,852**	**53,620**	**1,591,532**	**45,699,587**
Net 'On Balance Sheet' Position	**(3,356,855)**	**2,032,379**	**13,586**	**(4,081)**	**(1,314,971)**
Net 'Off-Balance Sheet' Position	**3,637,522**	**(2,422,652)**	**(13,163)**	**155,509**	**1,357,216**
Derivative Assets	5,466,081	7,471,485	14,348	1,452,704	14,404,618
Derivative Liabilities	(1,828,559)	(9,894,137)	(27,511)	(1,297,195)	(13,047,402)
Non-Cash Loans	-	-	-	-	-
Prior Period					
Total Assets	**13,266,009**	**28,835,289**	**80,073**	**952,604**	**43,133,975**
Total Liabilities	**17,372,469**	**23,295,370**	**62,438**	**926,113**	**41,656,390**
Net 'On Balance Sheet' Position	**(4,106,460)**	**5,539,919**	**17,635**	**26,491**	**1,477,585**
Net 'Off-Balance Sheet' Position	**4,080,591**	**(5,762,984)**	**(18,450)**	**8,430**	**(1,692,413)**
Derivative Assets	6,394,180	7,466,360	10,038	629,825	14,500,403
Derivative Liabilities	(2,313,589)	(13,229,344)	(28,488)	(621,395)	(16,192,816)
Non-Cash Loans	-	-	-	-	-

(*) The foreign currency-indexed loans amounting TL 1,945,578 thousands included under TL loans in the accompanying balance sheet are presented above under the related foreign currency code.

(**) Other liabilities also include gold deposits of TL 337,564 thousands.

4.6 Consolidated interest rate risk

The interest rate risk resulted from balance sheet maturity mismatch presents the possible losses that may arise due to the changes in interest rates of interest sensitive assets and liabilities in the on and off-balance sheet. Interest sensitivity of assets, liabilities and off-balance sheet items is evaluated during the weekly Assets-Liabilities Committee meetings taking into account the developments in market conditions.

Bank's interest rate risk is measured by the standard method, value at risk (VaR), duration-gap and sensitivity analysis.

Measurements for standard method are carried out monthly using the maturity ladder table, while measurements for VaR calculations are done daily. The duration-gap and sensitivity analysis are run every two weeks period.

During the daily VaR calculations, the interest rate risks of the Bank's TL and FC trading and investment securities available for sale and off-balance sheet position are measured. These are supported by scenario analysis and stress testing.

In the duration-gap analysis used for the quantification of market risk arising from maturity mismatches of assets and liabilities, the present values of interest sensitive asset and liability items are calculated based on their cash flows and yield curves developped from market interest rates. The results are supported by the sensitivity and scenario analysis performed periodically due to the prospective fluctuations in markets. Furthermore, the interest rate risk is monitored within the limits approved by the board of directors.

As a part of the duration-gap analysis, the bank-only sensitivity analysis for a +/-1 point change in the present values of interest sensitive balance sheet items excluding trading and available-for-sale portfolios as of 31 December 2009 is provided in the table below:

Sensitivity analysis for TL interest rates:

Stress applied	Change in portfolio value
(+) %1	(74.663)
(-) %1	75.211

Sensitivity analysis for FC interest rates:

Stress applied	Change in portfolio value
(+) %1	(143.505)
(-) %1	161.347

(Thousands of Turkish Lira (TL))

4.6.1 Interest rate sensitivity of assets, liabilities and off balance sheet items (based on repricing dates)

Current Period	Up to 1 Month	1-3 Months	3-12 Months	1-5 Years	5 Years and Over	Non-Interest Bearing	Total
Assets							
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	3,381,166	-	-	-	-	3,505,739	**6,886,905**
Banks	3,570,120	3,409,327	1,727,889	5,132	-	1,345,903	**10,058,371**
Financial Assets at Fair Value through Profit/Loss	34,084	56,454	398,212	88,691	4,393	659,399	**1,241,233**
Interbank Money Market Placements	1,000,000	-	-	-	-	180	**1,000,180**
Financial Assets Available-for-Sale	8,158,546	5,847,802	8,465,902	3,747,609	571,530	2,978,245	**29,769,634**
Loans	16,260,566	8,932,799	12,320,690	10,105,978	4,637,973	1,218,630	**53,476,636**
Investments Held-to-Maturity	1,394,174	1,274,169	142,373	3,085,813	1,297,588	273,708	**7,467,825**
Other Assets	241,052	440,554	763,086	755,377	54,130	4,179,483	**6,433,682**
Total Assets	**34,039,708**	**19,961,105**	**23,818,152**	**17,788,600**	**6,565,614**	**14,161,287**	**116,334,466**
Liabilities							
Bank Deposits	1,247,366	50,105	46,547	15,041	-	1,379,274	**2,738,333**
Other Deposits	45,037,305	6,447,007	3,421,971	689,015	403	10,447,679	**66,043,380**
Interbank Money Market Takings	10,155,173	368	400,000	150,000	-	59,188	**10,764,729**
Miscellaneous Payables	-	-	-	-	-	3,737,841	**3,737,841**
Securities Issued	-	-	-	-	-	-	**-**
Other Fundings	7,699,797	4,625,891	3,358,309	496,539	12,410	264,862	**16,457,808**
Other Liabilities	-	-	-	-	-	16,592,375	**16,592,375**
Total Liabilities	**64,139,641**	**11,123,371**	**7,226,827**	**1,350,595**	**12,813**	**32,481,219**	**116,334,466**
On Balance Sheet Long Position	-	**8,837,734**	**16,591,325**	**16,438,005**	**6,552,801**	-	**48,419,865**
On Balance Sheet Short Position	**(30,099,933)**	-	-	-	-	**(18,319,932)**	**(48,419,865)**
Off-Balance Sheet Long Position	**3,693**	**6,772**	**12,384**	**6,066**	-	-	**28,915**
Off-Balance Sheet Short Position	**(2,815)**	**(6,383)**	**(9,428)**	-	-	-	**(18,626)**
Total Position	**(30,099,055)**	**8,838,123**	**16,594,281**	**16,444,071**	**6,552,801**	**(18,319,932)**	**10,289**

(Thousands of Turkish Lira (TL))

Average interest rates on monetary financial instruments (%):

Current Period	Euro	USD	Yen	TL
Assets				
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	-	-	-	5.20
Banks (*)	0.25-7.09	0.08-8.21	-	6.50-11.00
Financial Assets at Fair Value through Profit/Loss	0.91-6.28	3.78	-	7.57-16.00
Interbank Money Market Placements	-	-	-	6.50
Financial Assets Available-for-Sale	0.91-9.50	0.50-12.38	-	7.11-20.80
Loans	0.52-17.00	0.33-17.00	5.06	6.90-27.15
Investments Held-to-Maturity	9.25-9.50	6.13-11.75	-	11.56-14.74
Liabilities				
Bank Deposits	0.25-7.09	0.23-8.21	-	6.50-7.05
Other Deposits	0.40-8.30	0.7-8.23	0.23	7.78
Interbank Money Market Takings	-	4.84	-	7.34
Miscellaneous Payables	-	-	-	-
Securities Issued	-	-	-	-
Other Fundings	1.00-6.00	2.26-6.00	3.16	7.35-12.37

(*) The interest rates for USD and TL placements at banks are 0.76% and 6.57%, respectively, when the placements with range accrual agreements are excluded.

(Thousands of Turkish Lira (TL))

4.6.2 Interest rate sensitivity of assets, liabilities and off balance sheet items (based on repricing dates)

Prior Period	**Up to 1 Month**	**1-3 Months**	**3-12 Months**	**1-5 Years**	**5 Years and Over**	**Non-Interest Bearing**	**Total**
Assets							
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	1,788,512	-	-	-	-	3,761,518	**5,550,030**
Banks	3,863,217	829,511	1,279,190	17,137	-	1,061,167	**7,050,222**
Financial Assets at Fair Value through Profit/Loss	57,281	8,626	164,468	267,560	9,169	766,819	**1,273,923**
Interbank Money Market Placements	40,000	-	-	-	-	552	**40,552**
Financial Assets Available-for-Sale	978,092	5,575,301	5,219,482	4,649,683	414,690	1,490,373	**18,327,621**
Loans	15,763,183	9,263,744	13,670,626	9,161,077	3,303,206	1,587,864	**52,749,700**
Investments Held-to-Maturity	483,310	2,218,437	191,121	3,254,554	1,336,345	300,614	**7,784,381**
Other Assets	192,315	466,035	889,850	1,057,657	75,856	3,580,271	**6,261,984**
Total Assets	**23,165,910**	**18,361,654**	**21,414,737**	**18,407,668**	**5,139,266**	**12,549,178**	**99,038,413**
Liabilities							
Bank Deposits	1,043,341	37,982	53,825	226,536	-	757,592	**2,119,276**
Other Deposits	39,614,404	4,366,690	2,833,958	785,966	2,560	8,237,103	**55,840,681**
Interbank Money Market Takings	10,135,486	189,213	217,010	549,999	-	61,472	**11,153,180**
Miscellaneous Payables	-	-	-	-	-	2,916,637	**2,916,637**
Securities Issued	-	-	-	-	-	-	-
Other Fundings	7,608,866	3,248,241	1,938,078	528,977	785,562	310,364	**14,420,088**
Other Liabilities	-	-	-	-	-	12,588,551	**12,588,551**
Total Liabilities	**58,402,097**	**7,842,126**	**5,042,871**	**2,091,478**	**788,122**	**24,871,719**	**99,038,413**
On Balance Sheet Long Position	-	**10,519,528**	**16,371,866**	**16,316,190**	**4,351,144**	-	**47,558,728**
On Balance Sheet Short Position	**(35,236,187)**	-	-	-	-	**(12,322,541)**	**(47,558,728)**
Off-Balance Sheet Long Position	**3,116**	**2,155**	**6,644**	-	-	-	**11,915**
Off-Balance Sheet Short Position	**(50)**	**(16,701)**	**(44,773)**	-	-	-	**(61,524)**
Total Position	**(35,233,121)**	**10,504,982**	**16,333,737**	**16,316,190**	**4,351,144**	**(12,322,541)**	**(49,609)**

(Thousands of Turkish Lira (TL))

Average interest rates on monetary financial instruments (%):

Prior Period	**Euro**	**USD**	**Yen**	**TL**
Assets				
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	-	-	-	12.00
Banks (*)	1.00-7.60	0.03-6.70	-	2.07-22.85
Financial Assets at Fair Value through Profit/Loss	4.43-6.98	1.78-6.76	-	11.58-20.13
Interbank Money Market Placements	-	-	-	18.88
Financial Assets Available-for-Sale	3.53-9.50	3.03-12.38	-	14.00-21.16
Loans	4.73-17.50	6.83-18.00	5.51	22.58-24.53
Investments Held-to-Maturity	9.25-9.50	6.13-12.38	-	18.48-21.16
Liabilities				
Bank Deposits	1.95-6.94	1.50-6.85	-	15.00-18.11
Other Deposits	2.00-7.50	1.00-6.50	0.35	17.55
Interbank Money Market Takings	3.70-6.75	3.03-4.90	-	15.26
Miscellaneous Payables	-	-	-	-
Securities Issued	-	-	-	-
Other Fundings	5.05-6.85	4.85-7.97	2.33	14.50-21.42

(*) The interest rates for USD and TL placements at banks are 2.01% and 19.17%, respectively, when the placements with range accrual agreements are excluded.

4.7 Consolidated liquidity risk

In order to avoid the liquidity risk, the Bank diversifies funding resources as customer deposits and foreign borrowings, considers the maturity mismatch between assets and liabilities and maintains liquid assets to guarantee sufficient liquidity during market fluctuations.

While the Bank's short term liquidity need is met mainly with deposits, its long term liquidity is provided through foreign funding sources such as syndication and securitisation transactions. There are no significant idle liquidity resources.

As per the BRSA Communiqué published on the Official Gazette no.26333 dated 1 November 2006 and became effective starting from 1 June 2007, "Measurement and Assessment of the Adequacy of Banks' Liquidity", the weekly and monthly liquidity ratios on a bank-only basis for foreign currency assets/liabilities and total assets/liabilities should be minimum 80% and 100%, respectively. The Bank's liquidity ratios for the years 2009 and 2008 are as follows:

Current Period	**First Maturity Bracket (Weekly)**		**Second Maturity Bracket (Monthly)**	
	FC	**FC + TL**	**FC**	**FC + TL**
Average (%)	140.51	175.51	99.52	117.84

Prior Period	**First Maturity Bracket (Weekly)**		**Second Maturity Bracket (Monthly)**	
	FC	**FC + TL**	**FC**	**FC + TL**
Average (%)	168.14	149.56	110.42	108.99

(Thousands of Turkish Lira (TL))

Maturity analysis of assets and liabilities according to remaining maturities:

	Demand	Up to 1 Month	1-3 Months	3-12 Months	1-5 Years	5 Years and Over	Undistributed (*)	Total
Current Period								
Assets								
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	5,140,616	1,746,289	-	-	-	-	-	**6,886,905**
Banks	869,347	1,880,524	1,251,679	581,704	2,132,324	2,451,367	891,426	**10,058,371**
Financial Assets at Fair Value through Profit/Loss	9,503	303,379	329,891	458,182	135,444	4,834	-	**1,241,233**
Interbank Money Market Placements	-	1,000,180	-	-	-	-	-	**1,000,180**
Financial Assets Available-for-Sale	99,798	206,924	1,167,126	7,217,561	17,997,827	3,080,398	-	**29,769,634**
Loans	84,017	11,197,166	5,325,137	8,627,683	15,959,169	11,856,606	426,858	**53,476,636**
Investments Held-to-Maturity	-	-	539,934	875,573	4,728,116	1,324,202	-	**7,467,825**
Other Assets	458,934	399,245	1,820,448	766,823	744,712	54,413	2,189,107	**6,433,682**
Total Assets	**6,662,215**	**16,733,707**	**10,434,215**	**18,527,526**	**41,697,592**	**18,771,820**	**3,507,391**	**116,334,466**
Liabilities								
Bank Deposits	1,589,345	1,034,641	51,058	49,569	13,720	-	-	**2,738,333**
Other Deposits	12,576,988	43,568,170	6,434,105	2,396,545	959,138	108,434	-	**66,043,380**
Other Fundings	-	1,194,645	570,040	4,233,286	5,867,504	4,592,333	-	**16,457,808**
Interbank Money Market Takings	-	10,192,120	368	416,428	155,813	-	-	**10,764,729**
Securities Issued	-	-	-	-	-	-	-	-
Miscellaneous Payables	133,131	2,254,425	-	1,350,285	-	-	-	**3,737,841**
Other Liabilities (**)	581,773	283,462	113,863	107,601	45,263	52,458	15,407,955	**16,592,375**
Total Liabilities	**14,881,237**	**58,527,463**	**7,169,434**	**8,553,714**	**7,041,438**	**4,753,225**	**15,407,955**	**116,334,466**
Liquidity Gap	**(8,219,022)**	**(41,793,756)**	**3,264,781**	**9,973,812**	**34,656,154**	**14,018,595**	**(11,900,564)**	-
Prior Period								
Total Assets	**5,563,100**	**16,056,020**	**8,729,566**	**13,328,381**	**36,944,311**	**15,947,545**	**2,469,490**	**99,038,413**
Total Liabilities	**11,249,485**	**52,649,997**	**6,098,654**	**8,906,724**	**6,666,873**	**2,327,610**	**11,139,070**	**99,038,413**
Liquidity Gap	**(5,686,385)**	**(36,593,977)**	**2,630,912**	**4,421,657**	**30,277,438**	**13,619,935**	**(8,669,580)**	-

(*) Certain assets on the balance sheet that are necessary for the banking operations but not convertable into cash in short period such as tangible assets, investments in associates and subsidiaries, stationary supplies, prepaid expenses and loans under follow-up, are included in this column.

(**) Shareholders' Equity is included in "Other liabilities" line under "Undistributed" column.

(Thousands of Turkish Lira (TL))

Contractual maturity analysis of liabilities according to remaining maturities:

The remaining maturities table of the contractual liabilities includes the undiscounted future cash outflows for the principal amounts of the Bank and its financial affiliates' financial liabilities as per their earliest likely contractual maturities.

	Carrying Value	Nominal Principal Outflow	Demand	Up to 1 Month	1-3 Months	3-12 Months	1-5 Years	5 Years and Over
Current Period								
Bank Deposits	2,738,333	2,735,186	1,589,345	1,032,377	50,109	48,314	15,041	-
Other Deposits	66,043,380	65,797,397	12,576,988	43,405,334	6,399,964	2,361,006	946,065	108,040
Other Fundings	16,457,808	16,195,118	-	1,169,281	420,365	4,145,635	5,867,504	4,592,333
Interbank Money Market Takings	10,764,729	10,705,562	-	10,155,194	368	400,000	150,000	-
Securities Issued	-	-	-	-	-	-	-	-
Total	**96,004,250**	**95,433,263**	**14,166,333**	**55,762,186**	**6,870,806**	**6,954,955**	**6,978,610**	**4,700,373**

	Carrying Value	Nominal Principal Outflow	Demand	Up to 1 Month	1-3 Months	3-12 Months	1-5 Years	5 Years and Over
Prior Period								
Bank Deposits	2,119,276	2,110,029	942,190	715,308	79,921	348,687	23,923	-
Other Deposits	55,840,681	55,464,595	9,644,208	38,338,472	4,246,319	2,032,675	1,085,704	117,217
Other Fundings	14,420,088	14,109,746	-	766,577	620,269	4,479,461	4,310,073	3,933,366
Interbank Money Market Takings	11,153,180	11,091,708	-	10,135,485	189,213	217,010	550,000	-
Securities Issued	-	-	-	-	-	-	-	-
Total	**83,533,225**	**82,776,078**	**10,586,398**	**49,955,842**	**5,135,722**	**7,077,833**	**5,969,700**	**4,050,583**

(Thousands of Turkish Lira (TL))

4.8 Fair values of financial assets and liabilities

	Carrying Value		Fair Value	
	Current Period	Prior Period	Current Period	Prior Period
Financial Assets	**107,745,258**	**90,801,218**	**108,619,596**	**90,810,777**
Interbank Money Market Placements	1,000,180	40,552	1,000,180	40,552
Banks (*)	16,030,983	11,898,964	16,030,983	11,898,964
Financial Assets Available-for-Sale	29,769,634	18,327,621	29,769,634	18,327,621
Investments Held-to-Maturity	7,467,825	7,784,381	8,057,776	7,789,674
Loans	53,476,636	52,749,700	53,761,023	52,753,966
Financial Liabilities	**98,750,634**	**85,503,153**	**98,750,634**	**85,503,153**
Bank Deposits	2,738,333	2,119,276	2,738,333	2,119,276
Other Deposits	66,043,380	55,840,681	66,043,380	55,840,681
Interbank Money Market Takings and Funds Borrowed	26,231,080	24,626,559	26,231,080	24,626,559
Securities Issued	-	-	-	-
Miscellaneous Payables	3,737,841	2,916,637	3,737,841	2,916,637

(*) including the balances at the Central Bank of Turkey

Fair values of financial assets available-for-sale and investments held-to-maturity are derived from market prices or in case of absence of such prices, market prices of other securities quoted in similar qualified markets and having substantially similar characteristics in terms of interest, maturity and other conditions.

Fair values of loans are calculated discounting future cash flows at current market interest rates for fixed-rate loans. The carrying values of floating-rate loans are deemed a reasonable proxy for their fair values.

Fair values of other financial assets and liabilities are represented by the total of acquisition costs and accrued interest income.

The table below analyses financial instruments carried at fair value, by valuation method:

31 December 2009	Level 1	Level 2	Level 3	Total
Financial Assets Available-for-Sale	27,779,077	383,061	1,607,496	29,769,634
Financial Assets Held for Trading	430,635	9,955	158,531	599,121
Derivative Financial Assets Held for Trading	150,192	491,920	-	642,112
Investments in Associates and Subsidiaries	15	-	71,773	71,788
Financial Assets at Fair Value	**28,359,919**	**884,936**	**1,837,800**	**31,082,655**
Derivative Financial Liabilities Held for Trading	132,962	207,804	650	341,416
Derivative Financial Liabilities Held for Risk Management	3,464	-	-	3,464
Financial Liabilities at Fair Value	**136,426**	**207,804**	**650**	**344,880**

Level 1 : quoted prices (unadjusted) in active markets for identical assets or liabilities
Level 2 : inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices)
Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs)

4.9 Transactions carried out on behalf of customers, items held in trust

None.

(Thousands of Turkish Lira (TL))

5 Disclosures and Footnotes on Consolidated Financial Statements

5.1 Consolidated assets

5.1.1 Cash and balances with Central Bank

	Current Period		Prior Period	
	TL	FC	TL	FC
Cash in TL/Foreign Currency	468,037	329,562	312,476	359,882
Central Bank of Turkey	3,375,837	2,596,775	2,258,831	2,589,911
Others	5,130	111,564	3,753	25,177
Total	**3,849,004**	**3,037,901**	**2,575,060**	**2,974,970**

Balances with the Central Bank of Turkey:

	Current Period		Prior Period	
	TL	FC	TL	FC
Unrestricted Demand Deposits	3,375,837	850,486	2,258,831	853,027
Unrestricted Time Deposits	-	29,809	-	15,200
Restricted Time Deposits	-	1,716,480	-	1,721,684
Total	**3,375,837**	**2,596,775**	**2,258,831**	**2,589,911**

The banks operating in Turkey keep reserve deposits for turkish currency and foreign currency liabilities in TL and USD or EUR at the rates of 5% and 9%, respectively as per the Communiqué no.2005/1 "Reserve Deposits" of the Central Bank of Turkey. The interest rate applied by the Central Bank of Turkey for TL reserves is 5.20%. The FC reserves do not earn any interests.

5.1.2 Financial assets at fair value through profit/loss

5.1.2.1 Financial assets at fair value through profit/loss subject to repurchase agreements and provided as collateral/blocked

	Current Period		Prior Period	
	TL	FC	TL	FC
Common Shares	-	-	-	-
Bills, Bonds and Similar Securities	89	-	89	-
Others	-	-	-	-
Total	**89**	**-**	**89**	**-**

5.1.2.2 Positive differences on derivative financial assets held for trading

	Current Period		Prior Period	
	TL	FC	TL	FC
Forward Transactions	17,087	12,059	59,507	5,604
Swap Transactions	424,230	129,523	441,829	178,418
Futures	-	281	-	14
Options	21,107	37,825	11,231	46,447
Others	-	-	-	185
Total	**462,424**	**179,688**	**512,567**	**230,668**

(Thousands of Turkish Lira (TL))

5.1.3 Banks

	Current Period		Prior Period	
	TL	FC	TL	FC
Banks				
Domestic banks	638,687	377,805	371,140	1,206,441
Foreign banks	2,515,054	6,526,825	1,342,728	4,129,913
Foreign headoffices and branches	-	-	-	-
Total	**3,153,741**	**6,904,630**	**1,713,868**	**5,336,354**

Due from foreign banks:

	Unrestricted Balances		Restricted Balances	
	Current Period	Prior Period	Current Period	Prior Period
EU Countries	3,822,354	2,988,551	4,387,625	1,563,287
USA and Canada	275,128	464,554	311,402	308,368
OECD Countries (1)	23,371	15,446	-	-
Off-shore Banking Regions	47,948	41,198	15,824	15,953
Others	158,227	75,284	-	-
Total	**4,327,028**	**3,585,033**	**4,714,851**	**1,887,608**

(1) OECD countries other than the EU countries, USA and Canada

The placements at foreign banks include blocked accounts amounting TL 4,714,851 thousands of which TL 186,055 thousands, TL 185,613 thousands and TL 15,824 thousands are kept at the central banks of Luxembourg, Malta and Turkish Republic of Northern Cyprus, respectively as reserve deposits and TL 4,327,359 thousands as collateral against funds borrowed at various banks. Furthermore, there are restricted deposits at various domestic banks amounting TL 44,394 thousands as required for insurance activities.

5.1.4 Financial assets available-for-sale

5.1.4.1 Financial assets subject to repurchase agreements and provided as collateral/blocked

Collateralized financial assets available-for-sale in TL consist of government bonds. Carrying values of such securities with total face value of TL 1,851,913 thousands (31 December 2008: TL 2,421,747 thousands) is TL 1,769,837 thousands (31 December 2008: TL 2,364,979 thousands). The related accrued interests and impairment losses amount to TL 234,344 thousands (31 December 2008: TL 125,357 thousands) and TL 29 thousands (31 December 2008: TL 1,743 thousands), respectively. Collateralized financial assets available-for-sale in foreign currencies consist of eurobonds and other foreign currency government securities. Carrying values of such securities with total face value of USD 68,675,000, EUR 197,547,000 and RUB 105,000,000 (31 December 2008: USD 272,345,000 and EUR 3,884,000), are USD 71,205,705, EUR 209,640,915 and RUB 105,178,500 (31 December 2008: USD 273,641,122 and EUR 4,070,650). The related accrued interest income amount to USD 5,594,374, EUR 4,747,076 and RUB 3,728,550 respectively (31 December 2008: USD 9,915,654 and EUR 30,507), and the impairment losses to USD 500,712 and EUR 42,535 respectively (31 December 2008: USD 1,375,890 and EUR 242,566).

	Current Period		Prior Period	
	TL	FC	TL	FC
Collateralised/Blocked Assets	2,004,152	577,791	2,488,593	437,003
Assets subject to Repurchase Agreements	7,957,698	290,863	6,491,961	540,370
Total	**9,961,850**	**868,654**	**8,980,554**	**977,373**

(Thousands of Turkish Lira (TL))

5.1.4.2 Details of financial assets available-for-sale

	Current Period	Prior Period
Debt Securities	**26,793,650**	**16,881,667**
Quoted at Stock Exchange	25,004,436	15,062,032
Unquoted at Stock Exchange	1,789,214	1,819,635
Common Shares	**26,083**	**25,682**
Quoted at Stock Exchange	13,054	13,213
Unquoted at Stock Exchange	13,029	12,469
Value Increase/Impairment Losses (-)	**2,949,901**	**1,420,272**
Total	**29,769,634**	**18,327,621**

As of 31 December 2009, the Bank and its consolidated financial affiliates' "financial assets available-for-sale" portfolio includes private sector bonds with "credit linked notes" at a total face value of USD 882,777,778 and EUR 500,000 (31 December 2008: USD 895,500,000 and EUR 1,175,000) and a total carrying value of TL 1,335,731 thousands (31 December 2008: TL 1,389,392 thousands).

In 2008, a consolidated financial affiliate of the Bank, reclassified certain security investments, previously classified in its financial assets held for trading amounting EUR 65,782,732 with a total face value of USD 93,155,000 to its financial assets available-for-sale as per the legislation of the Turkish Accounting Standards Board published on the Official Gazette no.27040 dated 31 October 2008 for "the Amendments to the Legislation for the Turkish Accounting Standard 39 (TAS 39), Financial Instruments: Recognition and Measurement".

5.1.5 Loans

5.1.5.1 Loans and advances to shareholders and employees of the Bank

	Current Period		Prior Period	
	Cash Loans	Non-Cash Loans	Cash Loans	Non-Cash Loans
Direct Lendings to Shareholders	**2**	**920**	**25**	**1,661**
Corporates	2	920	25	1,661
Individuals	-	-	-	-
Indirect Lendings to Shareholders	**266,063**	**374,508**	**243,152**	**184,251**
Loans to Employees	**72,708**	**-**	**48,381**	**-**
Total	**338,773**	**375,428**	**291,558**	**185,912**

(Thousands of Turkish Lira (TL))

5.1.5.2 Loans and other receivables classified in groups I and II and restructured or rescheduled

Cash Loans	Performing Loans and Other Receivables (Group I)		Loans under Follow-Up and Other Receivables (Group II)	
	Loans and Other Receivables	**Restructured or Rescheduled Loans and Other Receivables**	**Loans and Other Receivables**	**Restructured or Rescheduled Loans and Other Receivables**
Loans	**52,259,905**	**19,326**	**590,128**	**180,419**
Discounted Bills	128,104	-	158	-
Export Loans	3,548,273	-	11,955	4,358
Import Loans	-	-	-	-
Loans to Financial Sector	1,710,344	-	1,209	-
Foreign Loans	2,333,315	19,326	8,375	-
Consumer Loans	10,233,137	-	117,835	30,922
Credit Cards	6,977,603	-	82,344	108,293
Precious Metal Loans	263,084	-	3,484	-
Others	27,066,045		364,768	36,846
Specialization Loans	-	-	-	-
Other Receivables	-	-	-	-
Total	**52,259,905**	**19,326**	**590,128**	**180,419**

Collaterals received for loans under follow-up

	Corporate / Commercial Loans	Consumer Loans	Credit Cards	Total
Loans Collateralized by Cash	2,013	314	-	2,327
Loans Collateralized by Mortgages	142,127	35,093	-	177,220
Loans Collateralized by Pledged Assets	33,295	4,977	-	38,272
Loans Collateralized by Cheques and Notes	13,269	4,613	-	17,882
Loans Collateralized by Other Collaterals	34,031	1,876	-	35,907
Unsecured Loans	206,418	101,884	190,637	498,939
Total	**431,153**	**148,757**	**190,637**	**770,547**

Delinquency periods of loans under follow-up

	Corporate / Commercial Loans	Consumer Loans	Credit Cards	Total
30-60 days	32,736	76,801	64,543	174,080
61-90 days	26,536	22,136	28,540	77,212
Other	371,881	49,820	97,554	519,255
Total	**431,153**	**148,757**	**190,637**	**770,547**

(Thousands of Turkish Lira (TL))

5.1.5.3 Maturity analysis of cash loans

	Performing Loans and Other Receivables (Group I)		**Loans under Follow-Up and Other Receivables (Group II)**	
	Loans and Other Receivables	**Restructured or Rescheduled Loans and Other Receivables**	**Loans and Other Receivables**	**Restructured or Rescheduled Loans and Other Receivables**
Short-Term Loans	**19,336,768**	**1,923**	**180,658**	**149,043**
Loans	19,336,768	1,923	180,658	149,043
Specialization Loans	-	-	-	-
Other Receivables	-	-	-	-
Medium and Long-Term Loans	**32,923,137**	**17,403**	**409,470**	**31,376**
Loans	32,923,137	17,403	409,470	31,376
Specialization Loans	-	-	-	-
Other Receivables	-	-	-	-
Total	**52,259,905**	**19,326**	**590,128**	**180,419**

(Thousands of Turkish Lira (TL))

5.1.5.4 Consumer loans, retail credit cards, personnel loans and personnel credit cards

	Short-Term	Medium and Long-Term	Total
Consumer Loans – TL	**389,796**	**8,277,636**	**8,667,432**
Housing Loans	58,456	5,078,778	5,137,234
Automobile Loans	12,972	556,731	569,703
General Purpose Loans	317,804	2,609,915	2,927,719
Others	564	32,212	32,776
Consumer Loans – FC-indexed	**3,584**	**756,533**	**760,117**
Housing Loans	200	675,893	676,093
Automobile Loans	385	22,675	23,060
General Purpose Loans	2,999	57,965	60,964
Others	-	-	-
Consumer Loans – FC	**36,335**	**433,493**	**469,828**
Housing Loans	1,187	60,161	61,348
Automobile Loans	16	14,971	14,987
General Purpose Loans	35,132	358,361	393,493
Others	-	-	-
Retail Credit Cards – TL	**6,752,384**	**68,219**	**6,820,603**
With Installment	2,779,239	68,219	2,847,458
Without Installment	3,973,145	-	3,973,145
Retail Credit Cards – FC	**23,980**	**64,153**	**88,133**
With Installment	9,427	-	9,427
Without Installment	14,553	64,153	78,706
Personnel Loans – TL	**21,715**	**15,111**	**36,826**
Housing Loan	-	1,434	1,434
Automobile Loans	2	286	288
General Purpose Loans	21,713	13,391	35,104
Others	-	-	-
Personnel Loans - FC-indexed	-	**261**	**261**
Housing Loans	-	175	175
Automobile Loans	-	86	86
General Purpose Loans	-	-	-
Others	-	-	-
Personnel Loans – FC	**1,030**	**41**	**1,071**
Housing Loans	-	-	-
Automobile Loans	-	-	-
General Purpose Loans	39	41	80
Others	991	-	991
Personnel Credit Cards – TL	**27,246**	**253**	**27,499**
With Installment	19,759	253	20,012
Without Installment	7,487	-	7,487
Personnel Credit Cards – FC	**505**	-	**505**
With Installment	177	-	177
Without Installment	328	-	328
Deposit Accounts– TL (real persons)	**446,359**	-	**446,359**
Deposit Accounts– FC (real persons)	-	-	-
Total	**7,702,934**	**9,615,700**	**17,318,634**

(Thousands of Turkish Lira (TL))

5.1.5.5 Installment based commercial loans and corporate credit cards

	Short-Term	Medium and Long-Term	Total
Installment-based Commercial Loans – TL	**466,128**	**3,180,756**	**3,646,884**
Real Estate Loans	1,182	354,373	355,555
Automobile Loans	50,237	750,637	800,874
General Purpose Loans	414,709	2,075,746	2,490,455
Others	-	-	-
Installment-based Commercial Loans - FC-indexed	**76,607**	**453,330**	**529,937**
Real Estate Loans	-	53,545	53,545
Automobile Loans	4,994	156,604	161,598
General Purpose Loans	71,613	243,181	314,794
Others	-	-	-
Installment-based Commercial Loans – FC	**304**	**50,535**	**50,839**
Real Estate Loans	-	444	444
Automobile Loans	49	4,632	4,681
General Purpose Loans	255	2,349	2,604
Others	-	43,110	43,110
Corporate Credit Cards – TL	**228,002**	**803**	**228,805**
With Installment	77,884	803	78,687
Without Installment	150,118	-	150,118
Corporate Credit Cards – FC	**2,695**	-	**2,695**
With Installment	5	-	5
Without Installment	2,690	-	2,690
Deposit Accounts– TL (corporate)	**408,136**	-	**408,136**
Deposit Accounts– FC (corporate)	-	-	-
Total	**1,181,872**	**3,685,424**	**4,867,296**

5.1.5.6 Allocation of loans by customers

	Current Period	Prior Period
Public Sector	1,371,789	3,085,831
Private Sector	51,677,989	49,213,723
Total	**53,049,778**	**52,299,554**

5.1.5.7 Allocation of domestic and foreign loans

	Current Period	Prior Period
Domestic Loans	50,025,017	50,134,508
Foreign Loans	3,024,761	2,165,046
Total	**53,049,778**	**52,299,554**

5.1.5.8 Loans to associates and subsidiaries

	Current Period	Prior Period
Direct Lending	243	6,954
Indirect Lending	-	-
Total	**243**	**6,954**

(Thousands of Turkish Lira (TL))

5.1.5.9 Specific provisions for loans

Specific Provisions	Current Period	Prior Period
Substandard Loans and Receivables - Limited Collectibility	185,391	62,160
Doubtful Loans and Receivables	560,941	179,505
Uncollectible Loans and Receivables	1,122,008	573,013
Total	**1,868,340**	**814,678**

5.1.5.10 Non-performing loans(NPLs) (net)

Non-performing loans and other receivables restructured or rescheduled:

	Group III	Group IV	Group V
	Substandard Loans and Receivables	Doubtful Loans and Receivables	Uncollectible Loans and Receivables
Current Period			
(Gross amounts before specific provisions)			
Restructured Loans and Receivables	55,667	227,343	229,139
Rescheduled Loans and Receivables	-	-	-
Total	**55,667**	**227,343**	**229,139**
Prior Period			
(Gross amounts before specific provisions)			
Restructured Loans and Receivables	-	-	54,285
Rescheduled Loans and Receivables	-	-	-
Total	**-**	**-**	**54,285**

Movements in non-performing loan groups:

	Group III	Group IV	Group V
	Substandard Loans and Receivables	Doubtful Loans and Receivables	Uncollectible Loans and Receivables
Balances at Beginning of Period	**238,188**	**294,614**	**732,022**
Additions (+)	1,763,145	61,846	101,832
Transfer from Other NPL Categories (+)	-	1,403,785	776,041
Transfer to Other NPL Categories (-)	1,403,785	776,041	-
Collections during the Period (-)	279,883	260,139	218,652
Write-offs (-)	-	11	137,764
Corporate and Commercial Loans	-	11	18,567
Retail Loans	-	-	3,117
Credit Cards	-	-	116,080
Other	-	-	-
Balances at End of Period	**317,665**	**724,054**	**1,253,479**
Specific Provisions (-)	(185,391)	(560,941)	(1,122,008)
Net Balance on Balance Sheet	**132,274**	**163,113**	**131,471**

(Thousands of Turkish Lira (TL))

Movements in specific loan provisions

	Corporate / Commercial Loans	Consumer Loans	Credit Cards	Total
Balances at End of Prior Period	**257,567**	**166,194**	**390,917**	**814,678**
Additions during the Period (+)	439,369	520,030	824,645	1,784,044
Restructured/Rescheduled Loans (-)	-	-	-	-
Collections during the Period (-)	83,019	172,407	337,192	592,618
Write-Offs (-)	18,567	3,117	116,080	137,764
Balances at End of Period	**595,350**	**510,700**	**762,290**	**1,868,340**

Non-performing loans in foreign currencies

	Group III	Group IV	Group V
	Substandard Loans and Receivables	Doubtful Loans and Receivables	Uncollectible Loans and Receivables
Current Period			
Balance at End of Period	**73,754**	**39,090**	**246,415**
Specific Provisions (-)	51,023	19,622	227,514
Net Balance at Balance Sheet	**22,731**	**19,468**	**18,901**
Prior Period			
Balance at End of Period	**7,071**	**3,594**	**151,143**
Specific Provisions (-)	467	526	120,486
Net Balance at Balance Sheet	**6,604**	**3,068**	**30,657**

Gross and net non-performing loans and receivables as per customer categories

	Group III	Group IV	Group V
	Substandard Loans and Receivables	Doubtful Loans and Receivables	Uncollectible Loans and Receivables
Current Period (Net)	**132,274**	**163,113**	**131,471**
Loans to Individuals and Corporates (Gross)	317,665	724,054	1,245,458
Specific Provision (-)	185,391	560,941	1,113,987
Loans to Individuals and Corporates (Net)	132,274	163,113	131,471
Banks (Gross)	-	-	311
Specific Provision (-)	-	-	311
Banks (Net)	-	-	-
Other Loans and Receivables (Gross)	-	-	7,710
Specific Provision (-)	-	-	7,710
Other Loans and Receivables (Net)	-	-	-
Prior Period (Net)	**176,028**	**115,109**	**159,009**
Loans to Individuals and Corporates (Gross)	238,188	294,614	724,039
Specific Provision (-)	62,160	179,505	565,030
Loans to Individuals and Corporates (Net)	176,028	115,109	159,009
Banks (Gross)	-	-	311
Specific Provision (-)	-	-	311
Banks (Net)	-	-	-
Other Loans and Receivables (Gross)	-	-	7,672
Specific Provision (-)	-	-	7,672
Other Loans and Receivables (Net)	-	-	-

(Thousands of Turkish Lira (TL))

Collaterals received for non-performing loans

	Corporate/Commercial Loans	Consumer Loans	Credit Cards	Total
Loans Collateralized by Cash	1,430	1,553	-	2,983
Loans Collateralized by Mortgages	429,506	150,326	-	579,832
Loans Collateralized by Pledged Assets	132,827	116,068	-	248,895
Loans Collateralized by Cheques and Notes	132,573	208,652	-	341,225
Loans Collateralized by Other Collaterals	120,720	23,771	-	144,491
Unsecured Loans	41,815	123,693	812,264	977,772
Total	**858,871**	**624,063**	**812,264**	**2,295,198**

5.1.5.11 Liquidation policy for uncollectible loans and receivables

Uncollectible loans and receivables are collected with legal follow-up and liquidation of the colleterals.

5.1.5.12 Write-off policy

Bank's write-off policy is to write-off the receivables when it is documented that the collection is not possible with legal follow-up.

5.1.6 Factoring receivables

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Short-Term	628,065	227,595	405,992	245,807
Medium and Long-Term	-	-	-	-
Total	**628,065**	**227,595**	**405,992**	**245,807**

5.1.7 Investments held-to-maturity

5.1.7.1 Investment subject to repurchase agreements and provided as collateral/blocked

	Current Period		Prior Period	
	TL	FC	TL	FC
Collateralised/Blocked Investments	1,860,387	280,390	1,508,226	65,263
Investments subject to Repurchase Agreements	2,637,832	152,905	4,354,254	254,746
Total	**4,498,219**	**433,295**	**5,862,480**	**320,009**

5.1.7.2 Government securities held-to-maturity

	Current Period	Prior Period
Government Bonds	5,991,656	6,086,566
Treasury Bills	-	-
Other Government Securities	1,438,946	1,658,021
Total	**7,430,602**	**7,744,587**

5.1.7.3 Investments held-to-maturity

	Current Period	Prior Period
Debt Securities	**7,221,757**	**7,516,860**
Quoted at Stock Exchange	7,184,957	7,476,079
Unquoted at Stock Exchange	36,800	40,781
Valuation Increase / Decrease (-)	**246,068**	**267,521**
Total	**7,467,825**	**7,784,381**

(Thousands of Turkish Lira (TL))

5.1.7.4 Movement of investments held-to-maturity

	Current Period	Prior Period
Balances at Beginning of Period	**7,784,381**	**4,300,360**
Foreign Currency Differences on Monetary Assets	(27,979)	90,970
Purchases during the Period	927,839	3,974,502
Disposals through Sales/Redemptions	(1,155,617)	(729,947)
Valuation Effect	(60,799)	148,496
Balances at End of Period	**7,467,825**	**7,784,381**

In 2008 the Bank reclassified certain security investments, previously classified in its securities available-for-sale portfolio in its financial statements, with total face values of TL 2,831,667 thousands and USD 843,847,999 to its securities held-to-maturity portfolio as a result of change in its intention to hold such securities in compliance with the TAS. Such securities are included in the securities held-to-maturity portfolio at their fair values of TL 2,685,106 thousands and USD 852,772,307 as of their reclassification date and presented in the above movement table of investments held-to-maturity under the "purchases during the period" line. The negative valuation differences amounting TL 99,085 thousands and USD 6,729,440 of these securities, are recorded under the shareholders' equity and amortized through the income statement throughout their maturities. As of the balance sheet date, the negative valuation differences under the shareholders' equity are TL 70,661 thousands and USD 6,831,700.

5.1.8 Investments in associates

5.1.8.1 Unconsolidated investments in associates

	Associates	Address (City/ Country)	Parent Bank's Share – If Different, Voting Rights (%)	Bank Risk Group's Share (%)
1	Emeklilik Gözetim Merkezi AŞ	Istanbul/Turkey	-	9.00
2	Bankalararası Kart Merkezi AŞ [(1)]	Istanbul/Turkey	10.15	10.15
3	Yatırım Finansman Menkul Değerler AŞ [(1)]	Istanbul/Turkey	0.77	0.77
4	İMKB Takas ve Saklama Bankası AŞ [(1)]	Istanbul/Turkey	5.83	5.83
5	Vadeli İşlem ve Opsiyon Borsası AŞ [(1)]	Istanbul/Turkey	6.00	6.00
6	KKB Kredi Kayıt Bürosu AŞ [(1)]	Istanbul/Turkey	9.09	9.09
7	Gelişen İşletmeler Piyasaları AŞ [(1)]	Istanbul/Turkey	5.00	5.00
8	Türkiye Cumhuriyet Merkez Bankası AŞ	Ankara/Turkey	2.48	2.48
9	Kredi Garanti Fonu AŞ	Ankara/Turkey	1.67	1.67

	Total Assets	Shareholders' Equity	Total Fixed Assets [(*)]	Interest Income	Income on Securities Portfolio	Current Period Profit/Loss	Prior Period Profit/Loss and Extraordinary Reserves	Company's Fair Value (if available)
1	6,098	4,279	378	560	77	40	585	-
2	15,522	12,964	5,738	725	-	(369)	4,467	-
3	205,816	48,198	1,570	3,960	1,914	4,496	3,002	-
4	1,453,145	274,930	11,351	31,496	10,434	32,567	65,227	-
5	39,579	36,457	2,539	2,811	31	9,679	14,777	-
6	26,777	20,210	1,984	2,046	9	6,640	-	-
7	8,060	7,912	2	756	1	587	2,233	-
8	-	-	-	-	-	-	-	-
9	-	-	-	-	-	-	-	-

(1) Financial information is as of 30 September 2009.
(*) Total fixed assets include tangible and intangible assets.

(Thousands of Turkish Lira (TL))

Unconsolidated investments in associates sold during the current period

None.

Unconsolidated investments in associates acquired during the current period

At the Board of Directors meeting held on 3 June 2009, it was decided to participate in the capital increase of Kredi Garanti Fonu AŞ by TL 4,000 thousands and to subscribe for future capital increases upto TL 4,000 thousands in restructuring of the company to build a three-shareholders structure including the Turkish Union of Chambers and Commodity Exchanges (TOBB), the Small and Medium Size Enterprises Development Organization (KOSGEB) and the banks. As per this decision, the Bank has paid TL 2,000 thousands of its capital commitment of TL 4,000 thousands at 15 October 2009 for the capital increase of Kredi Garanti Fonu AŞ decided on 11 September 2009.

5.1.8.2 Consolidated investments in associates

	Associates	Address (City/ Country)	Parent Bank's Share – If Different, Voting Rights (%)	Bank Risk Group's Share (%)
1	Eureko Sigorta AŞ	Istanbul/Turkey	20.00	20.00

	Total Assets	Shareholders' Equity	Total Fixed Assets (*)	Interest Income	Income on Securities Portfolio	Current Period Profit/Loss	Prior Period Profit/Loss and Extraordinary Reserves	Company's Fair Value (if available)
1	563,506	252,898	13,691	16,724	24,364	46,609	97,668	-

(*) Total fixed assets include tangible and intangible assets.

5.1.8.3 Movement of consolidated investments in associates

	Current Period	Prior Period
Balance at Beginning of Period	**40,342**	**28,997**
Movements during the Period	**10,237**	**11,345**
Acquisitions and Capital Increases	-	-
Bonus Shares Received	-	-
Dividends from Current Year Profit	-	-
Sales/Liquidations (-)	-	-
Reclassifications	-	-
Increase/Decrease in Fair Values	10,237	11,345
Currency Differences on Foreign Associates	-	-
Impairment Losses (-)	-	-
Balance at End of Period	**50,579**	**40,342**
Capital Commitments	-	-
Share Percentage at the End of Period (%)	-	-

Valuation methods of consolidated investments in associates

Associates	Current Period	Prior Period
Valued at Cost	-	-
Valued at Fair Value	-	-
Valued by Equity Method of Accounting	50,579	40,342

(Thousands of Turkish Lira (TL))

Sectoral distribution of consolidated investments and associates

Associates	Current Period	Prior Period
Banks	-	-
Insurance Companies	50,579	40,342
Factoring Companies	-	-
Leasing Companies	-	-
Finance Companies	-	-
Other Associates	-	-

Quoted consolidated investments in associates

None.

Investments in associates sold during the current period

None.

Investments in associates acquired during the current period

None.

5.1.9 Investments in subsidiaries

5.1.9.1 Unconsolidated investments in subsidiaries

	Subsidiaries	Address (City/ Country)	Parent Bank's Share – If Different, Voting Rights (%)	Bank Risk Group's Share (%)
1	Garanti Bilişim Teknolojisi ve Tic. AŞ	Istanbul/Turkey	100.00	100.00
2	Garanti Ödeme Sistemleri AŞ	Istanbul/Turkey	99.92	100.00
3	Garanti Hizmet Yönetimi AŞ	Istanbul/Turkey	93.40	96.40
4	Garanti Kültür AŞ	Istanbul/Turkey	100.00	100.00
5	Garanti Konut Finansmanı Danışmanlık Hiz. AŞ	Istanbul/Turkey	100.00	100.00
6	Trifoi Real Estate Company	Bucharest/Romania	-	100.00
7	United Custodian	Amsterdam/Holland	-	100.00
8	Trifoi Investments	Amsterdam/Holland	-	100.00
9	Golden Clover Stichting Custody	Amsterdam/Holland	-	100.00
10	Garanti Filo Yönetim Hizmetleri AŞ	Istanbul/Turkey	-	100.00

	Total Assets	Shareholders' Equity	Total Fixed Assets (*)	Interest Income	Income on Securities Portfolio	Current Period Profit/Loss	Prior Period Profit/Loss and Extraordinary Reserves	Company's Fair Value (if available)
1	20,584	13,278	761	-	1,324	3,392	(97,418)	-
2	22,244	10,718	785	26	1,692	2,339	7,801	-
3	1,049	928	-	-	47	554	-	-
4	385	204	39	-	2	(14)	(126)	-
5	1,125	975	-	-	12	166	56	-
6	58	31	53	-	-	-	(36)	-
7	267	267	-	-	-	-	-	-
8	1	1	-	-	-	(1)	-	-
9	267	267	-	-	-	-	-	-
10	136,662	7,712	110,663	3	-	3,220	(5,508)	-

(*) Total fixed assets include tangible and intangible assets.



Türkiye Garanti Bankası Anonim Şirketi
And Its Affiliates

Consolidated Financial Statements

As at and for the year ended

31 December 2009

With Independent Auditors' Report Thereon

11 February 2010

This report contains the "Independent Auditors' Report" comprising 2 pages and; the "Consolidated Financial Statements and Their Explanatory Notes" comprising 76 pages.

Türkiye Garanti Bankası Anonim Şirketi

And Its Affiliates

Table of contents



Akis Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik A.Ş.
Yapı Kredi Plaza C Blok Kat 17
Büyükdere Caddesi
Levent 34330 İstanbul

Telephone +90 (212) 317 74 00
Fax +90 (212) 317 73 00
Internet www.kpmg.com.tr

Independent auditors' report

To the Board of Directors of
Türkiye Garanti Bankası Anonim Şirketi

We have audited the accompanying consolidated financial statements of Türkiye Garanti Bankası Anonim Şirketi ("the Bank") and its affiliates, which comprise the consolidated statement of financial position as at 31 December 2009, and the consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management's responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatements, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditors' responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with relevant ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness on the entity's internal control. An audit also includes evaluating the appropriateness of accounting principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Basis for qualified opinion

As of the reporting date, the accompanying consolidated statement of financial position includes a general provision amounting to TL 360,000 thousands provided by the Bank management in line with conservatism principle considering the circumstances which may arise from any changes in the economy or market conditions, and TL 330,000 thousands of such provision has been recognized as expense in the current period.



Qualified opinion

In our opinion, except for the effect on the consolidated financial statements of the matter described in the Basis for Qualified Opinion paragraph, the consolidated financial statements give a true and fair view of the consolidated financial position of the Bank and its affiliates as of 31 December 2009, and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards.

KPMG Akis Bağımsız Denetim ve SMMM A.Ş.

İstanbul,
11 February 2010

Türkiye Garanti Bankası AŞ And Its Affiliates

Consolidated Statement of Financial Position
At 31 December 2009

(Currency: Thousands of Turkish Lira (TL))

	Notes	31 December 2009	31 December 2008
Assets			
Cash and balances with central banks	*4*	5,579,198	3,972,533
Financial assets at fair value through profit or loss	*5*	722,753	564,137
Loans and advances to banks	*6*	10,767,047	8,004,241
Loans and advances to customers	*7*	54,765,251	53,870,069
Other assets	*9*	4,826,705	4,203,250
Investment securities	*10,21*	37,237,584	26,112,129
Investments in equity participations	*11*	73,356	70,437
Tangible assets, net	*12*	1,448,658	1,238,627
Goodwill, net	*13*	33,170	33,170
Deferred tax asset	*19*	153,915	119,745
Total assets		**115,607,637**	**98,188,338**
Liabilities			
Deposits from banks	*14*	2,738,333	2,119,279
Deposits from customers	*15*	66,043,031	55,837,808
Obligations under repurchase agreements	*16*	10,764,729	11,153,180
Loans and advances from banks	*17*	15,578,295	13,443,583
Subordinated liabilities	*18*	990,443	947,530
Current tax liability	*19*	225,228	127,684
Deferred tax liability	*19*	10,850	-
Other liabilities and accrued expenses	*20*	5,420,447	4,655,769
Total liabilities		**101,771,356**	**88,284,833**
Shareholders' equity and minority interest			
Share capital	*21*	5,146,371	5,146,371
Share premium	*21*	11,880	11,880
Minority interest	*21*	49,098	35,201
Unrealised gains on available-for-sale assets	*10,21*	1,361,279	177,751
Hedging reserve	*21*	(2,167)	60,998
Translation reserve	*21*	34,118	35,987
Legal reserves	*21*	383,638	289,414
Retained earnings	*21*	6,852,064	4,145,903
Total shareholders' equity and minority interest		**13,836,281**	**9,903,505**
Total liabilities, shareholders' equity and minority interest		**115,607,637**	**98,188,338**
Commitments and contingencies	*23*		

The notes on pages 5 to 76 are an integral part of these consolidated financial statements.

Türkiye Garanti Bankası AŞ And Its Affiliates

Consolidated Statement of Comprehensive Income
For The Year Ended 31 December 2009

(Currency: Thousands of Turkish Lira (TL))

	Notes	31 December 2009	31 December 2008
Interest income:-			
Interest on loans		6,321,909	6,076,736
Interest on securities		4,070,136	3,075,808
Interest on deposits at banks		465,845	654,012
Interest on lease business		231,841	235,025
Others		85,099	101,849
		11,174,830	10,143,430
Interest expense:-			
Interest on saving, commercial and public deposits		(4,054,888)	(4,360,305)
Interest on borrowings and obligations under repurchase agreements		(1,532,095)	(2,063,290)
Interest on bank deposits		(87,639)	(171,982)
Interest on subordinated liabilities		(64,799)	(35,327)
Others		(2,258)	(4,469)
		(5,741,679)	(6,635,373)
Net interest income		**5,433,151**	**3,508,057**
Fee and commission income		2,164,421	1,965,424
Fee and commission expense		(438,764)	(464,435)
Net fee and commission income	*26*	**1,725,657**	**1,500,989**
Trading gains, net	*5*	726,557	488,102
Foreign exchange gains, net		167,095	-
Premium income from insurance business		156,024	135,892
Other operating income		224,731	135,306
Other operating income		**1,274,407**	**759,300**
Total operating Income		**8,433,215**	**5,768,346**
Impairment losses, net	*7,8,9,11,12,13,20*	(1,643,535)	(490,026)
Salaries and wages		(981,766)	(946,820)
Credit card rewards and promotion expenses		(299,110)	(289,013)
Employee benefits	*20*	(255,571)	(239,939)
Depreciation and amortization	*12*	(196,018)	(183,273)
Communication expenses		(140,232)	(144,378)
Rent expenses		(128,086)	(111,247)
Taxes and duties other than on income		(125,689)	(77,863)
Foreign exchange loss, net	*12*	-	(233,581)
Other operating expenses	*27*	(733,515)	(693,414)
Total operating expenses		**(4,503,522)**	**(3,409,554)**
Income before tax		**3,929,693**	**2,358,792**
Taxation charge	*19*	(835,032)	(432,777)
Net income for the year		**3,094,661**	**1,926,015**
Other comprehensive income:			
Foreign currency translation differences for foreign operations	*21*	(1,754)	94,421
Net gain/(losses) on hedges of net investments in foreign operations	*21*	-	(64,240)
Cash flow hedges:			
Effective portion of changes in fair value	*21*	17,481	65,536
Net amount transferred to income	*21*	(80,646)	(36,002)
Fair value reserves (available-for-sale financial assets):			
Net change in fair values	*21*	1,293,280	49,631
Net amount transferred to income	*21*	(109,738)	(61,271)
Other comprehensive income for the year, net of tax		**1,118,623**	**48,075**
Total comprehensive income for the year		**4,213,284**	**1,974,090**
Net income attributable to:			
Equity holders of the Bank		3,080,719	1,914,215
Minority interest		13,942	11,800
		3,094,661	**1,926,015**
Total comprehensive income attributable to:			
Equity holders of the Bank		4,199,327	1,962,299
Minority interest		13,956	11,791
		4,213,284	**1,974,090**
Weighted average number of shares with a face value of Kr 1 each	*21*	**420 billions**	**297.5 billions**
Basic and diluted earnings per share (full TL amount per TL'000 face value each)		**733.5**	**643.4**

The notes on pages 5 to 76 are integral part of these consolidated financial statements.

Türkiye Garanti Bankası AŞ And Its Affiliates

Consolidated Statement of Changes in Shareholders' Equity
For The Year Ended 31 December 2009

(Currency: Thousands of Turkish Lira (TL))

	Notes	Share Capital	Share Premium	Minority Interest	Unrealised Gains/(Losses) on Available-for-Sale Assets	Hedging Reserve	Translation Reserve	Legal Reserves	Retained Earnings	Total Shareholders' Equity and Minority Interest
Balances at 31 December 2007		**3,046,371**	**-**	**23,410**	**189,382**	**31,464**	**6,709**	**172,678**	**3,781,754**	**7,251,768**
Collections from shareholders for capital increase	21	2,100,000	11,880	-	-	-	-	-	-	2,111,880
Payment for founder shares repurchased	21	-	-	-	-	-	-	-	(1,434,233)	(1,434,233)
Transfer to legal reserves	21	-	-	-	-	-	-	115,833	(115,833)	-
Foreign exchange difference on foreign currency legal reserves		-	-	-	-	-	-	903	-	903
Net unrealised market value gains from available-for-sale portfolio	21	-	-	(9)	49,640	-	-	-	-	49,631
Net gains on available-for-sale assets transferred to the income statement on disposal	21	-	-	-	(61,271)	-	-	-	-	(61,271)
Foreign currency translation differences for foreign operations	21	-	-	-	-	-	29,278	-	-	29,278
Net fair value gains from cash flow hedges	21	-	-	-	-	65,536	-	-	-	65,536
Net fair value gains from cash flow hedges transferred to the income statement on disposal	21	-	-	-	-	(36,002)	-	-	-	(36,002)
Net income for the year		-	-	11,800	-	-	-	-	1,914,215	1,926,015
Balances at 31 December 2008		**5,146,371**	**11,880**	**35,201**	**177,751**	**60,998**	**35,987**	**289,414**	**4,145,903**	**9,903,505**
Dividends paid		-	-	-	-	-	-	-	(275,000)	(275,000)
Foreign exchange difference on foreign currency legal reserves	21	-	-	-	-	-	-	115	-	115
Transfer to legal reserves		-	-	-	-	-	-	94,109	(94,109)	-
Net unrealised market value gains from available-for-sale portfolio	21	-	-	14	1,293,266	-	-	-	-	1,293,280
Net gains on available-for-sale assets transferred to the income statement on disposal	21	-	-	-	(109,738)	-	-	-	-	(109,738)
Foreign currency translation differences for foreign operations		-	-	-	-	-	(1,869)	-	-	(1,869)
Net fair value gains from cash flow hedges	21	-	-	-	-	17,481	-	-	-	17,481
Net fair value gains from cash flow hedges transferred to the income statement on disposal	21	-	-	-	-	(80,646)	-	-	-	(80,646)
Adjustment to retained earnings for a new consolidated affiliate		-	-	(59)	-		-	-	(5,449)	(5,508)
Net income for the year		-	-	13,942	-	-	-	-	3,080,719	3,094,661
Balances at 31 December 2009		**5,146,371**	**11,880**	**49,098**	**1,361,279**	**(2,167)**	**34,118**	**383,638**	**6,852,064**	**13,836,281**

The notes on pages 5 to 76 are an integral part of these consolidated financial statements.

Türkiye Garanti Bankası AŞ And Its Affiliates

Consolidated Statement of Cash Flows
For The Year Ended 31 December 2009

(Currency: Thousands of Turkish Lira (TL))

	Notes	31 December 2009	31 December 2008
Cash flows from operating activities:-			
Interests and commissions received		8,842,185	8,059,748
Interest expenses paid		(5,965,971)	(6,317,557)
Other operating activities, net		1,039,667	97,997
Cash payments to employees and suppliers		(2,661,807)	(2,479,107)
		1,254,074	(638,919)
(Increase)/decrease in operating assets:-			
Loans and advances to banks		(2,195,704)	(1,042,269)
Balances with central banks		(361,491)	3,144,079
Financial assets at fair value through profit or loss		(155,266)	430,777
Loans and advances to customers		(1,145,748)	(9,861,594)
Consumer loans		(813,530)	(2,794,787)
Other assets		(493,424)	(529,022)
Increase/(decrease) in operating liabilities:-			
Deposits from banks		625,027	(311,608)
Deposits from customers		10,332,995	14,451,954
Obligations under repurchase agreements		(386,146)	2,570,701
Other liabilities		745,203	274,412
Net cash flow from operating activities before income taxes paid		**7,405,990**	**5,693,724**
Income taxes paid	*19*	**(1,120,360)**	**(592,853)**
Tax refunds collected		**-**	**137,256**
Net cash flow from operating activities		**6,285,630**	**5,238,127**
Cash flows from investing activities:-			
Net increase in security investments		(8,421,881)	(7,123,650)
Interest received		2,616,767	2,033,568
Increase in investments in equity participations, net		(2,562)	-
Dividends received		2,762	29,487
Proceeds from sale of tangible assets		45,509	166,529
Purchase of tangible assets		(492,453)	(394,925)
Net cash flow used in investing activities		**(6,251,858)**	**(5,288,991)**
Cash flows from financing activities:-			
Increase in loans and advances from banks, net		2,180,204	2,458,968
Increase in subordinated liabilities, net		42,273	-
Dividends paid		(275,000)	-
Equity instruments issued		-	2,111,880
Payment for founder shares repurchased		-	(1,434,233)
Net cash flow from financing activities		**1,947,477**	**3,136,615**
Effect of exchange rate changes		**167,095**	**(233,581)**
Net increase in cash and cash equivalents		**2,148,344**	**2,852,170**
Cash and cash equivalents at the beginning of the year		7,145,989	4,293,819
Cash and cash equivalents at the end of the year	*2*	**9,294,333**	**7,145,989**

The notes on pages 5 to 76 are an integral part of these consolidated financial statements.

Overview of the Bank

Türkiye Garanti Bankası AŞ (the Bank) is a bank domiciled in Turkey. The consolidated financial statements of the Bank as of and for the year ended 31 December 2009 comprise the Bank and its affiliates (the Affiliates) and their interest in associates.

(a) Brief History

The foundation of the Bank was approved by the decree of the Council of Ministers numbered 3/4010 dated 11 April 1946 and "Articles of Association" was published in the official gazette dated 25 April 1946. The Bank provides corporate, commercial and retail banking services through a network of 663 domestic branches, five foreign branches, four representative offices abroad and 120 offices. In addition to its branches, the Bank has 100% ownership in two banks each of which is located in Amsterdam and Moscow. The Bank and its affiliates in total have 18,875 employees. The Bank's head office is located at Levent Nispetiye Mahallesi Aytar Caddesi 2 Beşiktaş 34340 İstanbul.

(b) Ownership

The Companies owned by Doğuş Holding AŞ, called as Doğuş Group, currently holds 30.52% and "GE Araştırma ve Müşavirlik Limited Şti." of the General Electric (GE) Group holds 20.85% of the issued capital.

Significant accounting policies

(a) Statement of compliance

The Bank and its Turkish affiliates maintain their books of accounts and prepare their statutory financial statements in Turkish Lira (TL) in accordance with the Accounting Practice Regulations as promulgated by the Banking Regulatory and Supervisory Agency (BRSA); the Turkish Commercial Code; and the Turkish Tax Legislation (collectively, Turkish GAAP); the Bank's foreign affiliates maintain their books of accounts and prepare their statutory financial statements in accordance with the generally accepted accounting principles and the related legislation applicable in the countries they operate.

The accompanying consolidated financial statements are based on the statutory records with adjustments and reclassifications for the purpose of fair presentation in accordance with International Financial Reporting Standards ("IFRS"). The accompanying consolidated financial statements are authorized for issue by the directors on 11 February 2010.

(b) Basis of preparation

The accompanying consolidated financial statements are presented in thousands of TL, which is the Bank's functional currency.

The financial statements are prepared on the historical cost basis as adjusted for the effects of inflation that lasted until 31 December 2005, except that the following assets and liabilities are stated at their fair value if reliable measures are available: derivative financial instruments, instruments at fair value through profit or loss, available-for-sale financial assets and tangible assets held for sale. Recognized assets and liabilities that are hedged are stated at fair value in respect of the risk that is hedged.

The accounting policies set out below have been applied consistently by the Bank and its affiliates to all periods presented in these consolidated financial statements.

Significant accounting policies (continued)

(c) Use of estimates and judgements

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised and in any future periods affected.

In particular, information about significant areas of estimation uncertainty and critical judgements in applying accounting policies that have the most significant effect on the amount recognised in the financial statements are described in Notes 7, 10, 17, 22 and 23.

(d) Basis of consolidation

The accompanying consolidated financial statements include the accounts of the parent company, the Bank, its affiliates and associates on the basis set out in sections below. The financial statements of the entities included in the consolidation have been prepared as of the date of the consolidated financial statements.

Affiliates

Affiliates are entities controlled by the Bank. Control exists when the Bank has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. The financial statements of affiliates are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Associates

Associates are those entities in which the Bank and its affiliates have significant influence, but not control, over the financial and operating policies. The consolidated financial statements include the Bank and its affiliates' share of the total recognized gains and losses of associates on an equity accounting basis, from the date that significant influence commences until the date that significant influence ceases. When the Bank and its affiliates share of losses exceeds the carrying amount of the associate, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Bank and its affiliates has incurred obligations in respect of the associate.

Special purpose entities

Special purpose entities are entities that are created to accomplish a narrow and well defined objective such as the securitisation of particular assets, or the execution of a specific borrowing or lending transaction. Special purpose entities are consolidated when the substance of the relationship between the Bank and the special purpose entity indicates that the special purpose entity is controlled by the Bank.

Transactions eliminated on consolidation

Intercompany balances and transactions, and any unrealized gains and losses arising from intercompany transactions, are eliminated in preparing the consolidated financial statements.

Significant accounting policies (continued)

Unrealized gains arising from transactions with associates and jointly controlled entities are eliminated to the extent of the Bank and its affiliates' interest in the entity. Unrealized gains arising from transactions with associates are eliminated against the investment in the associate. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

(e) Foreign currency

Foreign currency transactions

Transactions are recorded in TL, which represents its functional currency. Transactions in foreign currencies are translated into the functional currency of the Bank at exchange rates ruling at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are converted into TL at the exchange rates ruling at date of the statement of financial position with the resulting exchange differences recognized in the statement of comprehensive income as foreign exchange gain or loss. Gains and losses arising from foreign currency transactions are reflected in the statement of comprehensive income as realized during the year.

Financial statements of foreign operations

The foreign operations of the Bank and its affiliates are not considered an integral part of its operations. Accordingly, the assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated to TL at foreign exchange rates ruling at the date of the statement of financial position. The revenues and expenses of foreign operations are translated to TL using average exchange rates. Foreign exchange differences arising on translation are recognized directly in a separate component of equity. When a foreign operation is disposed of in part or in full, the relevant amount in the foreign currency translation reserve is transferred to the statement of comprehensive income.

Hedge of net investment in a foreign operation see accounting policy *(i)*.

(f) Tangible assets and related depreciation

Owned assets

The costs of the tangible assets purchased before 31 December 2005 are restated for the effects of inflation in TL units current at 31 December 2005 pursuant to IAS 29. The tangible assets purchased after this date are recorded at their historical costs. Accordingly, tangible assets are carried at costs, less accumulated depreciation and impairment losses (refer to accounting policy *(r)*).

Leased assets

Leases in terms of which the Bank and its affiliates assume substantially all the risks and rewards of ownership are classified as financial leases. Tangible assets acquired by way of financial lease are stated at amounts equal to the lower of their fair values and the present value of the minimum lease payments at inception of the lease, less accumulated depreciation (see below) and impairment losses (refer to accounting policy *(r)*). Lease liabilities are reduced through repayments of principal, while the finance charge component of the lease payment is charged directly to statement of comprehensive income.

(Currency: Thousands of Turkish Lira (TL))

Significant accounting policies (continued)

Subsequent Expenditure

Expenditures incurred to replace a component of a tangible asset that is accounted for separately, and major inspection and overhaul costs, are capitalized. Other subsequent expenditures are capitalized only when it increases the future economic benefits embodied in the item of tangible assets. All other expenditures are reflected as expense in the statement of comprehensive income as incurred.

Depreciation

Tangible assets purchased before 2005 are depreciated over their estimated useful lives on a straight-line basis from the date of their acquisition. Assets acquired after this date are depreciated based on the declining balance method, one of the accelerated depreciation methods. For the assets acquired after 1 January 2009, the straight-line depreciation method is in use.

The estimated useful lives and depreciation rates are as follows:

Tangible assets	*Estimated useful lives (years)*	*Depreciation Rates (%) from 1 January 2009*	*Depreciation Rates (%) from 1 January 2005*	*Depreciation Rates (%) before 1 January 2005*
Buildings	50	2	4	2
Vaults	20-50	2-20	4-40	2-20
Motor vehicles	5-7	15-20	30-40	15-20
Other tangible assets	4-20	5-25	10-50	5-25

Expenditures for major renewals and improvement of tangible assets are capitalized and depreciated over the remaining useful lives of the related assets.

(g) Goodwill

Goodwill represents the excess of the total acquisition costs over the share of the Bank and its affiliates in the fair value of the net assets of the acquired companies at the dates of acquisitions. When the excess is negative (negative goodwill), it is recognized immediately in the statement of comprehensive income. Goodwill is assessed annually by using external and internal sources such as market value, information on any adverse effect on the acquired companies, market interest rates or other market rates of return on investments, carrying value of net assets, whether there is any indication that goodwill may be impaired. If any such indication exists, the recoverable amount of the goodwill is estimated. If the recoverable amount is less than its carrying amount, the carrying amount is reduced to its recoverable amount, and impairment loss is recognized as an expense in the statement of comprehensive income.

(h) Financial instruments

Classification

Financial instruments at fair value through profit or loss are those that are principally held for the purpose of short-term profit taking. These include investments, certain purchased loans and derivative contracts that are not designated as effective hedging instruments, and liabilities from short-term sales of financial instruments. All trading derivatives in a net receivable position (positive fair value), as well as options purchased, are reported as trading assets. All trading derivatives in a net payable position (negative fair value), as well as options written, are reported as trading liabilities.

Significant accounting policies (continued)

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Bank and its affiliates provide money, goods and services directly to a debtor with no intention of trading the receivable. Loans and receivables comprise loans and advances to banks and customers.

Available-for-sale assets are financial assets that are not held for trading purposes, provided by the Bank and its affiliates, or held to maturity. Available-for-sale instruments include certain debt and equity investments.

Held-to-maturity assets are financial assets with fixed or determinable payments and fixed maturity that the Bank and its affiliates have the intent and ability to hold to maturity. These include certain loans and advances to banks and customers and certain debt investments.

Change in accounting policy

In October 2008, the IASB issued Reclassification of Financial Assets (Amendments to IAS 39 Financial Instruments: Recognition and Measurement and IFRS 7 Financial Instruments: Disclosures). The amendment to IAS 39 permits an entity to reclassify non-derivative financial assets, other than those designated at fair value through profit or loss upon initial recognition, out of the fair value through profit or loss category if they are no longer held for the purpose of being sold or repurchased in the near term, as follows:

- If the financial asset would have met the definition of loans and receivables, if the financial asset had not been required to be classified as fair value through profit or loss at initial recognition, then it may be reclassified if the entity has the intention and ability to hold the financial asset for the foreseeable future or until maturity.
- If the financial asset would not have met the definition of loans and receivables, then it may be reclassified out of the financial assets at fair value through profit or loss category only in 'rare circumstances'.

The amendments are effective retrospectively from 1 July 2008.

Recognition

Financial assets at fair value through profit or loss and available-for-sale assets are initially recognized on the transaction date at which the Bank and its affiliates become a party to the contractual provisions of the instrument. From this date any gains and losses arising from changes in fair value of the assets are recognized.

Held-to-maturity instruments, loans and receivables, deposits and subordinated liabilities are recognized on the date they are originated.

Measurement

Financial instruments are measured initially at cost, including transaction costs.

Subsequent to initial recognition all trading instruments and available-for-sale assets are measured at fair value, except that any instrument that does not have a quoted market price in an active market and whose fair value cannot be reliably measured is stated at amortized cost.

Significant accounting policies (continued)

All non-trading financial liabilities, loans and receivables and held-to-maturity assets are measured at amortized cost less impairment losses. Amortized cost is calculated on the effective interest rate method. Premiums and discounts, including initial transaction costs, are included in the carrying amount of the related instrument and amortized based on the effective interest rate of the instrument.

Fair value measurement principles

The fair values of financial instruments are based on their quoted market prices at the date of the statement of financial position without any deduction for transaction costs. If a quoted market price is not available, fair value of an instrument is estimated using the available market information and the appropriate valuation methodologies. However, judgment is necessarily required to interpret market data to develop the estimated fair value. Accordingly, the estimates made are not necessarily indicative of the amounts that could be realized in current market exchange.

The fair values of derivatives that are not exchange-traded are estimated at the amounts that the Bank and its affiliates would receive or pay to terminate the contracts at the date of the statement of financial position taking into account current market conditions and the current creditworthiness of the counterparties.

Gains and losses on subsequent measurement

Gains and losses arising from changes in the fair values of financial instruments at fair value are recognized in the statement of comprehensive income. Whereas, gains and losses arising from changes in the fair value of cash flow hedges and available-for-sale assets are deferred as a separate component of equity.

Specific instruments

Cash and balances with central banks: Cash and balances with central banks comprise cash balances on hand, cash deposited with the central banks and other cash items. Money market placements are classified in loans and advances to banks.

Investments: Investments held for the purpose of short-term profit taking are classified as trading instruments. Debt investments that the Bank and its affiliates have the intent and ability to hold to maturity are classified as held-to-maturity assets.

Loans and advances to banks and customers: Loans and advances provided by the Bank and its affiliates are classified as loans and receivables, and reported net of allowances to reflect the estimated recoverable amounts.

Financial lease receivables: Leases where the entire risks and rewards incident to ownership of an asset are substantially transferred to the lessee, are classified as financial leases. A receivable at an amount equal to the present value of the lease payments, including any guaranteed residual value, is recognized. The difference between the gross receivable and the present value of the receivable is unearned finance income and is recognized over the term of the lease using the effective interest rate method. Financial lease receivables are included in loans and advances to customers.

Bonds payable: Bonds issued by the Bank and its affiliates are classified as non-trading liabilities.

Significant accounting policies (continued)

Derecognition

A financial asset is derecognised when the control over the contractual rights that comprise that asset, is lost. This occurs when the rights are realized, expire or are surrendered. A financial liability is derecognized when it is extinguished.

Available-for-sale assets and assets held for trading that are sold are derecognized and corresponding receivables from the buyer for the payment are recognized as of the date the Bank and its affiliates commit to sell the assets. The specific identification method is used to determine the gain or loss on derecognition.

Held-to-maturity instruments and loans and receivables are derecognized on the days that they are transferred by the Bank and its affiliates.

(i) Derivatives held for risk management purposes

Derivatives held for risk management purposes are measured at fair value in the statement of financial position. The treatment for the changes in their fair value depends on their classification into the following categories:

Cash flow hedge

When a derivative is designated as a hedge of the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction that could affect the income result, the effective portion of changes in the fair value of the derivative are recognised directly in the other comprehensive income and presented in the hedging reserve in equity. The amount recognised in the statement of comprehensive income is removed and included in income in the same period as the hedged cash flows affect the income under the same line item as the hedged item. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in income.

If the derivative expires or is sold, terminated, or exercised, or no longer meets the criteria for cash flow hedge accounting, or the designation is revoked, then hedge accounting is discontinued and the amount recognized in the other comprehensive income and presented in the hedging reserve in equity remains there until the forecast transaction affects the income. If the forecast transaction is no longer expected to occur, then hedge accounting is discontinued and the balance in the other comprehensive income is recognized immediately in income.

Net investment hedge

When a derivative or a non-derivative financial liability is designated as a hedge of a net investment in a foreign operation, the effective portion of changes in the fair value of the hedging instrument is recognized directly in the statement of comprehensive income, in the foreign currency translation reserve. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in income. The amount recognized in the statement of comprehensive income is removed and included in income on disposal of the foreign operation.

Significant accounting policies (continued)

Embedded derivatives

Derivatives may be embedded in another contractual arrangement (a "host contract"). The Bank and its affiliates account for embedded derivatives separately from the host contract when the host contract is not itself carried at fair value through profit or loss, and the characteristics of the embedded derivatives are not clearly and closely related to the host contract. Separated embedded derivatives are accounted for depending on their classification, and are presented in the statement of financial position together with the host contract.

(j) Securities borrowing and lending business

Investments lent under securities lending arrangements continue to be recognized in the statement of financial position and are measured in accordance with the accounting policy for the related assets as appropriate. Cash collateral received in respect of securities lent is recognized as liabilities to either banks or customers. Investments borrowed under securities borrowing agreements are not recognized. Cash collateral placements in respect of securities borrowed are recognized under loans and advances to either banks or customers. Income and expenses arising from the securities borrowing and lending business are recognized on an accrual basis over the period of the transactions and are included in interest income or expense.

(k) Repurchase and resale agreements over investments

The Bank and its affiliates enter into purchases of investments under agreements to resell (reverse repo) substantially identical investments at a certain date in the future at a fixed price. Investments purchased subject to commitments to resell them at future dates are not recognized. The amounts paid are recognized in loans to either banks or customers. The receivables are shown as collateralized by the underlying security. Investments sold under repurchase agreements (repo) continue to be recognized in the statement of financial position and are measured in accordance with the accounting policy for the related assets as appropriate. The proceeds from the sale of the investments are reported as "obligations under repurchase agreements", a liability account.

Income and expenses arising from the repurchase and resale agreements over investments are recognized on an accrual basis over the period of the transactions and are included in interest income or expense.

(l) Items held in trust

Assets, other than cash deposits, held by the Bank in fiduciary or agency capacities for its customers and government entities are not included in the accompanying consolidated statement of financial position, since such items are not under the ownership of the Bank.

(m) Financial guarantees

Financial guarantees are contracts that require the Bank and its affiliates to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the terms of a debt instrument.

Financial guarantee liabilities are initially recognised at their fair value, and the initial fair value is amortised over the life of the financial guarantee. The guarantee liability is subsequently carried at the higher of this amortised amount and the present value of any expected payment (when a payment under the guarantee has become probable).

(Currency: Thousands of Turkish Lira (TL))

Significant accounting policies (continued)

(n) Employee benefits

(i) Defined benefit plan

A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee and his/her dependants will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

The Bank has a defined benefit plan ("the Plan") for its employees namely Türkiye Garanti Bankası Anonim Şirketi Memur ve Müstahdemleri Emekli ve Yardım Sandığı Vakfı ("the Fund"). The Fund is a separate legal entity and a foundation recognized by an official decree, providing pension and post-retirement medical benefits to all qualified Bank employees. This benefit plan is funded through contributions of both by the employees and the employer as required by Social Security Law numbered 506 and these contributions are as follows:

	2009	
	Employer	***Employee***
	%	%
Pension contributions	15.5	10.0
Medical benefit contributions	6.0	5.0

This benefit plan is composed of a) the contractual benefits of the employees, which are subject to transfer to Social Security Foundation ("SSF") ("pension and medical benefits transferable to SSF") (see Note 20) and b) other excess social rights and payments provided in the existing trust indenture but not transferable to SSF and medical benefits provided by the Bank for its constructive obligation ("excess benefits").

a) Pension and medical benefits transferable to SSF

As discussed in Note 20, the Bank expects to transfer a portion of the obligation of the Fund to SSF. This transfer will be a settlement of that portion of the Fund's obligation. Final legislation establishing the terms for this transfer was enacted on 8 May 2008. Although the settlement will not be recognized until the transfer is made, the Bank believes that it is more appropriate to measure the obligation at 31 December 2009 as the value of the payment that would need to be made to SSF to settle the obligation at the date of the statement of financial position in accordance with the Temporary Article 20 of the Law No.5754: "Law regarding the changes in Social Insurance and General Health Insurance Law and other laws and regulations" ("New Law"). The pension disclosures set out in Note 20, therefore reflect the actuarial assumptions and mortality tables specified in the New Law, including a discount rate of 9.80%.

The pension benefits transferable to SSF are calculated annually by an independent actuary, who is registered with the Undersecretariat of the Treasury.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are directly charged to statement of comprehensive income.

b) Excess benefits not transferable to SSF

The excess benefits, which are not subject to the transfer, are accounted in accordance with IAS 19, "*Employee Benefits*". The obligation in respect of the retained portion of the defined benefit pension plan is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value by using the projected unit credit method, and any unrecognized past service costs and the fair value of any plan assets are deducted. The discount rate is a floating discount rate between 10.86% - 8.42% as of 31 December 2009.

Significant accounting policies (continued)

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are directly charged to statement of comprehensive income.

(ii) Reserve for employee severance indemnity

Reserve for employee severance indemnity represents the present value of the estimated future probable obligation of the Bank and its affiliates calculated in accordance with the Turkish Labor Law. In accordance with Turkish Labor Law, the Bank and its affiliates are required to make lump-sum payments to each employee whose employment is terminated due to retirement or before the retirement date for reasons other than resignation or misconduct and has completed at least one year of service.

Provision is made for the present value of the liability calculated using the projected unit credit method and all actuarial gains and losses are recognized immediately in the consolidated statement of comprehensive income.

(iii) Short-term employee benefits

The Bank provided for undiscounted short-term employee benefits earned during the financial periods as per services rendered in compliance with IAS 19.

(o) Taxes on income

Taxes on income for the year comprise current taxes and deferred taxes. Current taxes on income comprises tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and; any adjustment in taxes payable for previous years.

Deferred income tax is provided, using the statement of financial position method, on all taxable temporary differences arising between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognised for the following temporary differences: the initial recognition of goodwill, the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable income or loss, and differences relating to investments in subsidiaries to the extent that they probably will not reverse in the foreseeable future. Deferred tax liability and asset are recognized when it is probable that the future economic benefits resulting from the reversal of temporary differences will flow to or from the Bank and its affiliates. Deferred tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deferred tax asset can be utilized. Currently, enacted tax rates are used to determine deferred taxes on income.

An individual consolidated affiliate offsets deferred tax asset and deferred tax liability if the deferred tax asset and deferred tax liability relate to income taxes levied by the same taxation authority.

Deferred taxes related to fair value remeasurement of available-for-sale assets and cash flow hedges, are charged or credited directly to equity and subsequently recognized in the statement of comprehensive income together with the deferred gains or losses that are realized.

(p) Offsetting

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, there is a legally enforceable right to set off the amounts and there is an intention to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Significant accounting policies (continued)

Income and expenses are presented on a net basis only when permitted by the accounting standards, or for gains and losses from a group of similar transactions.

(q) ***Earnings per share***

Earnings per share disclosed in the accompanying consolidated statement of comprehensive income are determined by dividing the net income by the weighted average number of shares outstanding during the period attributable to the shareholders of the Bank. In Turkey, companies can increase their share capital by making a pro-rata distribution of shares ("Bonus Shares") to existing shareholders from retained earnings. For the purpose of earnings per share computations, such Bonus Shares issued are regarded as issued shares.

Additionally, considering the fact that the increase in the number of shares issued by way of bonus shares in fact does not require any cash injection by the shareholders; the number of issued shares outstanding before such bonus share issuances is adjusted for the proportionate change in the number of issued shares outstanding as if the event had occurred at the beginning of the earliest period reported.

(r) ***Impairment***

Financial and non-financial assets are reviewed at each date of the statement of financial position to determine whether there is objective evidence of impairment. If any such indication exists, the asset's recoverable amount is estimated.

Loans and receivables and held-to-maturity instruments

The recoverable amounts of loans and receivables and held-to-maturity instruments, are calculated as the present values of the expected future cash flows discounted at the instrument's original effective interest rate. Short-term balances are not discounted.

Loans and receivables are presented net of specific and portfolio basis allowances for uncollectibility. Specific allowances are made against the carrying amount of loans and receivables that are identified as being impaired based on regular reviews of outstanding balances to reduce these loans and receivable to their recoverable amounts. In assessing the recoverable amounts of the loans and receivables, the estimated future cash flows are discounted to their present value. Portfolio basis allowances are maintained to reduce the carrying amount of portfolios of similar loans and receivables to their estimated recoverable amounts at the date of financial position. The expected cash flows for portfolios of similar assets are estimated based on previous experience and considering the credit rating of the underlying customers and late payments of interest or penalties. Increases in the allowance account are recognized in the statement of comprehensive income. When a loan is known to be uncollectible, all the necessary legal procedures have been completed, and the final loss has been determined, the loan is written off directly. If in a subsequent period, the amount of impairment loss decreases and the decrease can be linked objectively to an event occurring after the write down, the write-down or allowance is reversed through the statement of comprehensive income.

Financial assets remeasured to fair value

The recoverable amount of an equity instrument is its fair value. The recoverable amount of debt instruments and purchased loans remeasured to fair value is calculated as the present value of the expected future cash flows discounted at the current market rate of interest.

Significant accounting policies (continued)

Where an asset remeasured to fair value is impaired, the write-down is recognized in the statement of comprehensive income.

If in a subsequent period, the amount of impairment loss decreases and the decrease can be linked objectively to an event occurring after the write-down, the write-down is reversed through the statement of comprehensive income.

(s) Income and expense recognition

Interest income and expense

Except for the interest income on overdue loans, interest income and expense is recognized on an accrual basis by taking into account the effective yield of the asset or an applicable floating rate. Interest income on overdue loans that are under legal follow up is recognized on a cash basis. Interest income and expense includes the amortization of any discount or premium or other differences between the initial carrying amount of an interest bearing instrument and its amount at maturity calculated on an effective interest rate basis.

Fee and commission

Fee and commission income and expenses that are integral to the effective interest rate on a financial asset or liability are included in the measurement of the effective interest rate.

Other fees and commission income, including account servicing fees, investment management fees, sales commission, placement fees and syndication fees, are recognised as the related services are performed. When a loan commitment is not expected to result in the draw-down of a loan, loan commitment fees are recognised on a straight-line basis over the commitment period.

Other fees and commission expense relates mainly to transaction and service fees, which are expensed as the services are received.

Net trading income

Net trading income includes gains and losses arising from disposals of financial assets at fair value through profit or loss and available-for-sale.

Dividend income

Dividend income is recognized in the statement of comprehensive income when received.

Insurance business

Premium income: For short-term insurance contracts, premiums are recognized as revenue (earned premiums), net of premium ceded to reinsurer firms, proportionally over the period of coverage. The portion of premium received on in-force contracts that relates to unexpired risks at date of the statement of financial position is recognized as the reserve for unearned premiums that are calculated on a daily pro-rata basis. Premiums are shown before deduction of commissions and deferred acquisition cost, and are gross of any taxes and duties levied on premiums. For long-term insurance contracts, premiums are recognized as revenue when the premiums are due from the policyholders. Premiums received for long-term insurance contracts with discretionary participation feature ("DPF"), are not recognized as revenue, insurance premiums for such contracts are recognized directly as liabilities.

Significant accounting policies (continued)

Unearned premium reserve: Unearned premiums are those proportions of the premiums written in a period that relate to the period of risk subsequent to the date of the statement of financial position for all short-term insurance policies. In accordance with the incumbent legislation on the computation of insurance contract liabilities, unearned premium reserve set aside for unexpired risks as at the dates of the statements of financial position, has been computed on daily pro-rata basis. The change in the provision for unearned premium is recognized in the statement of comprehensive income in the order that revenue is recognized over the period of risk.

Claims and provision for "outstanding" claims: Claims are recognized in the period in which they occur, based on reported claims or on the basis of estimates when not reported. The claims provision is the total estimated ultimate cost of settling all claims arising from events, which have occurred up to the end of the accounting period. Full provision is accounted for outstanding claims, including claim settlements reported at the period-end. Incurred but not reported claims ("IBNR") are also provided for under the provision for outstanding claims.

Liability adequacy test: At each date of the statement of financial position, asset-liability adequacy tests are performed to ensure the adequacy of the contract liabilities, net of related deferred acquisition cost. In performing these tests, current best estimates of future cash flows are used. Any deficiency is immediately charged to the statement of comprehensive income.

Income generated from pension business: Revenue arising from asset management and other related services offered by the insurance affiliate of the Bank are recognized in the accounting period in which the service is rendered. Fees consist primarily of investment management fees arising from services rendered in conjunction with the issue and management of investment contracts where the company actively manages the consideration received from its customers to fund a return that is based on the investment profile that the customer selected on origination of the instrument. These services comprise the activity of trading financial assets in order to reproduce the contractual services. In all cases, these services comprise an indeterminate number of acts over the life of the individual contracts.

Mathematical provisions: Mathematical provisions are the provisions recorded against the liabilities of the insurance affiliate of the Bank to the beneficiaries of long-term life, health and individual accident policies based on actuarial assumptions. Mathematical provisions consist of actuarial mathematical provisions for long term insurance contracts, saving portion of the saving life products classified as investment contracts and related profit sharing reserves.

Actuarial mathematical provisions are calculated as the difference between the net present values of premiums written in return of the risk covered by the insurance affiliate and the liabilities to policyholders for long-term insurance contracts based on the basis of actuarial mortality assumptions as approved by the Republic of Turkey Prime Ministry Undersecretariat of Treasury, which are applicable for Turkish insurance companies.

Profit sharing reserves are the reserves provided against income obtained from asset backing saving life insurance contracts. These contracts entitle the beneficiaries of those contracts to a minimum guaranteed crediting rate per annum or, when higher, a bonus rate declared by the insurance affiliate from the eligible surplus available to date.

Significant accounting policies (continued)

Mathematical provisions are presented under "other liabilities and accrued expenses" in the accompanying consolidated financial statements.

(t) *Non-current assets held for sale*

Non-current assets (and disposal groups) classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell. Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (disposal group) is available for immediate sale in its present condition. Management must be committed to the sale which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

(u) *Segment reporting*

An operating segment is a component of the Bank and its affiliates that engage in business activities from which it may earn income and incur expenses, including income and expenses that relate to transactions with any of the Bank's other components. All operating segments' operating results are reviewed regularly by the management to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

(v) *New standards and interpretations not yet adopted*

Amended IAS 27 *Consolidated and Separate Financial Statements (2008)* requires accounting for changes in ownership interests Bank loses control of a subsidiary, any interest retained in the former subsidiary will be measured at fair value with the gain or loss recognised in income. The amendments to IAS 27, which become mandatory for the Bank's 2010 consolidated financial statements, are not expected to have a significant impact on the consolidated financial statements. These amendments have not been applied in preparing these consolidated financial statements.

IFRS 9 is the first standard issued as part of a wider project to replace IAS 39. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortised cost and fair value. The basis of classification depends on the entity's business model and the contractual cash flow characteristics of the financial asset. The guidance in IAS 39 on impairment of financial assets and hedge accounting continues to apply. The amendment is effective for annual periods beginning on or after 1 January 2013, although entities are permitted to adopt them earlier. Prior periods need not be restated if an entity adopts the standard for reporting periods beginning before 1 January 2012. The Bank is currently in the process of evaluating the potential effect of this amendment.

Significant accounting policies (continued)

Revised IFRS 3 Business Combinations (2008) incorporates the following changes that are likely to be relevant to the Bank's operations: a) The definition of a business has been broadened, which is likely to result in more acquisitions being treated as business combinations. b) Contingent consideration will be measured at fair value, with subsequent changes therein recognised in income. c) Transaction costs, other than share and debt issue costs, will be expensed as incurred. d) Any pre-existing interest in the acquiree will be measured at fair value with the gain or loss recognised in income. e) Any non-controlling (minority) interest will be measured at either fair value, or at its proportionate interest in the identifiable assets and liabilities of the acquiree, on a transaction-by-transaction basis. Revised IFRS 3, which becomes mandatory for the 2010 consolidated financial statements, will be applied prospectively and therefore there will be no impact on prior periods of the Bank's 2010 consolidated financial statements.

Index for the notes to the consolidated financial statements:

Note description

(Currency: Thousands of Turkish Lira (TL))

1 Segment reporting

The Bank has six reportable segments from banking and other financial institutions, as described in the business segments part 1.2 below, which are the Bank's strategic business units. The strategic business units offer different products and services, and are managed separately because they require different technology and marketing strategies. For each of the strategic business units, the senior management reviews internal reports regularly. The following summary describes the operations in each of the Bank's reportable segments:

1.1 Geographical segments

The Bank and its affiliates operate principally in Turkey, but also have operations in Holland, Russia, Turkish Republic of Northern Cyprus, Malta, Luxembourg, Germany and Romania. Total geographic sector risk concentrations, both on and off balance sheet, are presented in the table below:

	2009				
	Loans and Advances to Customers	*Total Assets*	*Total Liabilities*	*Non-Cash Loans*	*Capital Expenditure*
Turkey	51,880,199	100,630,379	71,542,341	12,758,455	328,473
England	32,411	5,827,063	10,158,275	272,488	-
Romania	1,099,938	2,557,144	1,577,550	71,855	7,499
Germany	9,782	1,588,804	3,274,002	81,613	779
Holland	480,134	1,157,041	2,018,594	155,797	3,770
Russia	480,084	978,600	269,657	67,802	29,332
USA	43,721	843,864	7,445,208	441,186	-
France	3,996	11,005	440,972	167,110	-
Others	734,986	2,013,737	5,044,757	1,096,899	-
	54,765,251	115,607,637	101,771,356	15,113,205	369,853

	2008				
	Loans and Advances to Customers	*Total Assets*	*Total Liabilities*	*Non-Cash Loans*	*Capital Expenditure*
Turkey	51,629,704	87,465,358	67,511,825	11,639,580	351,025
Holland	223,744	2,091,340	2,172,863	506,634	2,198
England	24,218	1,910,672	3,626,436	340,765	-
Germany	18,224	1,556,435	2,591,540	100,624	68
Romania	768,131	1,365,104	726,893	68,874	34,084
Russia	497,323	1,161,158	160,828	139,411	391
USA	44,820	876,610	6,863,025	326,507	-
France	11,325	125,182	111,686	190,346	-
Others	652,580	1,636,479	4,519,737	1,254,316	-
	53,870,069	98,188,338	88,284,833	14,567,057	387,766

Total geographic sector risk concentrations of net income are presented in the table below:

	2009	2008
Turkey	2,867,792	1,763,835
Malta	153,478	72,141
Holland	43,829	55,084
Luxembourg	5,990	3,082
Others	23,572	31,873
	3,094,661	1,926,015

Türkiye Garanti Bankası AŞ and Its Affiliates
Notes to Consolidated Financial Statements
As of and for the Year Ended 31 December 2009
(Currency: Thousands of Turkish Lira (TL))

1 Segment reporting (continued)

1.2 Business segments

The main business segments are banking, leasing, insurance, factoring, other financial and non-financial sectors. Banking segment information is detailed further to retail banking and commercial, corporate and small and medium size enterprises (SME) banking as these are the major banking activities. Other operations heading under the banking segment include mainly treasury and investment banking activities as well as unallocated income and expense items. The analysis is as follows:

31 December 2009	*Retail Banking*	*Commercial, Corporate & SME Banking*	*Other Operations*	*Eliminations*	*Total Banking*	*Leasing*	*Insurance*	*Factoring*	*Other Financial*	*Other Non-Financial*	*Combined*	*Eliminations*	*Total*
Operating income	2,523,947	2,526,682	2,968,142	-	8,018,771	145,351	180,744	36,180	40,886	31,660	8,453,592	(20,377)	8,433,215
Operating expenses	(1,249,032)	(826,071)	(2,167,402)	-	(4,242,505)	(109,128)	(85,205)	(23,441)	(38,153)	(27,432)	(4,525,864)	22,342	(4,503,522)
Income from operations	**1,274,915**	**1,700,611**	**800,740**	**-**	**3,776,266**	**36,223**	**95,539**	**12,739**	**2,733**	**4,228**	**3,927,728**	**1,965**	**3,929,693**
Taxation charge	-	-	(834,083)	-	(834,083)	22,996	(19,364)	(2,729)	(1,018)	(834)	(835,032)	-	(835,032)
Net income for the period	**1,274,915**	**1,700,611**	**(33,343)**	**-**	**2,942,183**	**59,219**	**76,175**	**10,010**	**1,715**	**3,394**	**3,092,696**	**1,965**	**3,094,661**
Segment assets	17,444,234	36,659,646	56,283,265	(627,007)	109,760,138	1,824,602	1,729,222	1,131,854	52,485	17,915	114,516,216	(617,678)	113,898,538
Investments in equity participations	-	-	386,592	-	386,592	-	275	9,641	5,765	1,158	403,431	(330,075)	73,356
Unallocated assets	-	-	1,383,826	-	1,383,826	180,396	15,266	4,261	4,967	1,511	1,590,227	45,516	1,635,743
Total assets	**17,444,234**	**36,659,646**	**58,053,683**	**(627,007)**	**111,530,556**	**2,004,998**	**1,744,763**	**1,145,756**	**63,217**	**20,584**	**116,509,874**	**(902,237)**	**115,607,637**
Segment liabilities	38,259,084	27,189,182	33,237,052	(627,007)	98,058,311	1,665,647	1,511,621	1,088,955	13,172	7,306	102,345,012	(573,656)	101,771,356
Shareholders' equity and minority interest	-	-	13,472,245	-	13,472,245	339,351	233,142	56,801	50,045	13,278	14,164,862	(328,581)	13,836,281
Total liabilities, shareholders' equity and minority interest	**38,259,084**	**27,189,182**	**46,709,297**	**(627,007)**	**111,530,556**	**2,004,998**	**1,744,763**	**1,145,756**	**63,217**	**20,584**	**116,509,874**	**(902,237)**	**115,607,637**

Türkiye Garanti Bankası AŞ and Its Affiliates
Notes to Consolidated Financial Statements
As of and for the Year Ended 31 December 2009
(Currency: Thousands of Turkish Lira (TL))

1 Segment reporting (continued)

31 December 2008	*Retail Banking*	*Commercial Corporate & SME Banking*	*Other Operations*	*Eliminations*	*Total Banking*	*Leasing*	*Insurance*	*Factoring*	*Other Financial*	*Other Non-Financial*	*Combined*	*Eliminations*	*Total*
Operating income	2,107,329	1,746,256	1,565,378	-	5,418,963	101,532	164,773	25,108	34,867	29,306	5,774,549	(6,203)	5,768,346
Operating expenses	(1,021,287)	(549,683)	(1,632,655)	-	(3,203,625)	(27,191)	(83,990)	(16,395)	(34,068)	(26,572)	(3,391,841)	(17,713)	(3,409,554)
Income from operations	**1,086,042**	**1,196,573**	**(67,277)**	**-**	**2,215,338**	**74,341**	**80,783**	**8,713**	**799**	**2,734**	**2,382,708**	**(23,916)**	**2,358,792**
Taxation credit/(charge)	-	-	(413,899)	-	(413,899)	16	(16,218)	(1,729)	(448)	(649)	(432,927)	150	(432,777)
Net income for the period	**1,086,042**	**1,196,573**	**(481,176)**	**-**	**1,801,439**	**74,357**	**64,565**	**6,984**	**351**	**2,085**	**1,949,781**	**(23,766)**	**1,926,015**
Segment assets	16,457,561	36,550,189	40,874,460	(678,652)	93,203,558	2,200,551	1,193,403	742,676	45,231	14,171	97,399,590	(673,231)	96,726,359
Investments in equity participations	-	-	303,103	-	303,103	10,000	275	9,635	5,893	1,158	330,064	(259,627)	70,437
Unallocated assets	-	-	1,323,625	-	1,323,625	18,290	11,187	2,068	4,669	1,083	1,360,922	30,620	1,391,542
Total assets	**16,457,561**	**36,550,189**	**42,501,188**	**(678,652)**	**94,830,286**	**2,228,841**	**1,204,865**	**754,379**	**55,793**	**16,412**	**99,090,576**	**(902,238)**	**98,188,338**
Segment liabilities	31,339,548	24,809,320	29,731,912	(678,652)	85,202,128	1,943,201	1,047,990	707,589	6,431	6,526	88,913,865	(629,032)	88,284,833
Shareholders' equity and minority interest	-	-	9,628,158	-	9,628,158	285,640	156,875	46,790	49,362	9,886	10,176,711	(273,206)	9,903,505
Total liabilities, shareholders' equity and minority interest	**31,339,548**	**24,809,320**	**39,360,070**	**(678,652)**	**94,830,286**	**2,228,841**	**1,204,865**	**754,379**	**55,793**	**16,412**	**99,090,576**	**(902,238)**	**98,188,338**

(Currency: Thousands of Turkish Lira (TL))

2 Cash and cash equivalents

Cash and cash equivalents include cash balances on hand, due from banks with original maturity periods of less than three months and other cash items. Cash and cash equivalents as at 31 December 2009 and 2008, included in the accompanying consolidated statements of cash flows are as follows:

	2009	*2008*
Cash at branches	797,599	672,358
Unrestricted balances with central banks	4,781,599	3,300,175
Placements at money markets	1,000,000	-
Loans and advances to banks with original maturity periods of less than three months	2,715,135	3,173,456
	9,294,333	7,145,989

3 Related party disclosures

For the purpose of this report, the shareholders jointly controlling the Bank namely Doğuş Holding AŞ and GE and all their subsidiaries, and their ultimate owners, directors and executive officers are referred to as related parties. During the course of the business, the Bank has made placements with and granted loans to related parties and also received deposits from them at various terms. The Bank had the following balances outstanding from and transactions with related parties:

3.1 Outstanding balances

	2009	*2008*
Statement of financial position		
Loans and advances to customers	312,884	289,145
Loans granted in TL	*157,424*	*79,385*
Loans granted in foreign currencies:	*US$ 53,645,220*	*US$ 54,605,072*
	EUR 35,323,461	*EUR 59,911,300*
Miscellaneous receivables	5,515	7,868
Deposits received	722,092	500,934
Commitments and contingencies		
Non-cash loans	375,551	188,864
Derivatives	3,326	-

3.2 Transactions

	2009	*2008*
Interest income	24,257	13,339
Interest expense	27,631	46,866

In 2009, interest rates applied to foreign currency receivables from and payables to related parties vary within the ranges of 2.2%-8.0% and 0.1%-10.1% (2008: 3.1%-6.6% and 1.5%-6.5%), respectively. The interest rates applied to TL receivables from and payables to related parties vary within the ranges of 1.1%-19.0% and 5.9%-10.5%, respectively (2008: 18.6%-27.0% and 15.0%-23.0%). Various commission rates are applied to transactions involving guarantees and commitments.

(Currency: Thousands of Turkish Lira (TL))

3 Related party disclosures (continued)

No impairment losses have been recorded against balances outstanding during the period with related parties and no specific allowance has been made for impairment losses on balances with the related parties as at 31 December 2009.

The Bank sold a real estate, a building in Maslak to Doğuş Holding AŞ on 11 March 2008 at a sale price of US$ 35 millions. Before the year end, the total amount has been fully collected and a gain of TL 267 thousands on this sale is recorded as of 31 December 2008.

At 6 March 2009, the Bank purchased a real estate from Eureko Sigorta AŞ at a price of TL 12,434 thousands and fully paid.

The Bank purchased a real estate at a total price of USD 11,000,000 plus VAT (equivalent of TL 18,121 thousands) at 3 June 2009 through payments of USD 6,000,000 at 6 April 2009 and USD 5,880,000 at 3 June 2009 as per the trading commitment agreement with Doğuş-Ge Gayrimenkul Yatırım Ortaklığı AŞ.

Key management personnel compensation for the year ended 31 December 2009 amounted TL 89,724 thousands (2008: TL 90,924 thousands) on a consolidated basis. Within this total, individual key management expenses of the Bank amounted TL 59,001 thousands (2008: TL 58,742 thousands) and of its financial affiliates amounted TL 30,723 thousands (2008: TL 32,182 thousands).

4 Cash and balances with central banks

	2009	*2008*
Cash at branches	797,599	672,358
Balances with central banks excluding reserve deposits	4,781,599	3,300,175
	5,579,198	3,972,533

5 Financial assets at fair value through profit or loss

	2009				*2008*
	Face value	***Carrying value***	***Interest rate range %***	***Latest maturity***	***Carrying value***
Debt and other instruments held at fair value:					
Discounted government bonds in TL	345,568	329,040	7-9	2011	3,633
Gold	-	109,827	-	-	24,967
Government bonds in TL	61,565	60,832	8-17	2014	123,221
Investment fund	-	23,286	-	-	22,123
Others		44,836			34,589
		567,821			208,533
Equity and other non-fixed income instruments:					
Forfeiting receivables		154,910			355,590
Listed shares		22			14
		154,932			355,604
Total financial assets at fair value through profit or loss		722,753			564,137

Income from debt and other instruments held at fair value is reflected in the consolidated statement of comprehensive income as interest on securities. Gains and losses arising on derivative financial instruments and changes in fair value of other trading instruments are reflected in net trading income. Whereas, gains and losses arising from changes in the effective portion of the fair value of cash flow hedges are reflected as a separate component of equity.

(Currency: Thousands of Turkish Lira (TL))

5 Financial assets at fair value through profit or loss (continued)

Income/(loss) from trading of financial assets is detailed in the table below:

	2009	*2008*
Fixed/floating securities	416,966	61,176
Derivative transactions	309,591	426,926
Trading gains, net	726,557	488,102

As at 31 December 2009, financial assets at fair value through profit or loss amounting to TL 89 thousands are blocked against asset management operation (2008: TL 89 thousands).

A consolidated financial affiliate of the Bank, reclassified some of its investment securities, previously reported as financial assets held for trading amounting EUR 65,782,732 with a total face value of US$ 93,155,000 to financial assets available-for-sale as of 1 July 2008 as per the Amendments to IAS 39 Financial Instruments: Recognition and Measurement as issued by the International Accounting Standards Board in October 2008.

6 Loans and advances to banks

	2009			*2008*		
	TL	*Foreign Currency*	*Total*	*TL*	*Foreign Currency*	*Total*
Loans and advances-demand						
Domestic banks	430	5,185	5,615	436	2,428	2,864
Foreign banks	255,099	593,476	848,575	369,998	605,628	975,626
	255,529	598,661	854,190	370,434	608,056	978,490
Loans and advances-time						
Domestic banks	660,312	1,419,680	2,079,992	366,047	1,567,270	1,933,317
Foreign banks	2,226,818	4,537,710	6,764,528	975,661	4,009,012	4,984,673
	2,887,130	5,957,390	8,844,520	1,341,708	5,576,282	6,917,990
Placements at money markets	1,000,000	-	1,000,000	40,552	-	40,552
Accrued interest on loans and advances to banks	37,648	30,689	68,337	35,690	31,519	67,209
Total loans and advances to banks	4,180,307	6,586,740	10,767,047	1,788,384	6,215,857	8,004,241
Less: allowance for uncollectibility	-	-	-	-	-	-
Net loans and advances to banks	4,180,307	6,586,740	10,767,047	1,788,384	6,215,857	8,004,241

As at 31 December 2009, majority of loans and advances-time are short-term with interest rates ranging between 0%-12% per annum for foreign currency time placements and 5%-26% per annum for TL time placements (2008: 1%-11% and 15%-23%, respectively).

As at 31 December 2009, loans and advances at domestic and foreign banks include blocked accounts of TL 4,759,245 thousands (2008: TL 1,939,349 thousands) held against securitizations, fundings and insurance business.

(Currency: Thousands of Turkish Lira (TL))

7 Loans and advances to customers

Outstanding loans and advances to customers are divided between economic sectors and loan types as follows:

	2009	*2008*
Consumer loans	17,046,507	16,232,977
Credit card receivables	*6,841,994*	*6,717,695*
Mortgage loans	*5,696,686*	*5,024,875*
General purpose loans	*2,990,758*	*2,907,668*
Auto loans	*598,783*	*839,399*
Other consumer loans	*918,286*	*743,340*
Service sector	5,234,700	4,581,154
Energy	4,049,434	3,593,525
Transportation and logistics	2,788,779	2,831,671
Construction	2,567,201	2,745,348
Food	2,426,405	1,881,166
Transportation vehicles and sub-industry	2,137,002	2,331,475
Metal and metal products	2,109,944	1,742,065
Textile	1,915,975	2,067,422
Tourism	1,547,999	1,418,581
Data processing	1,253,193	1,199,499
Financial institutions	1,213,505	2,019,792
Durable consumption	776,561	958,250
Agriculture and stockbreeding	755,343	712,537
Chemistry and chemical product	707,058	785,910
Machinery and equipments	688,978	632,454
Stone, rock and related products	647,714	645,265
Electronic, optical and medical equipment	564,172	545,395
Mining	397,421	397,882
Plastic products	291,375	326,161
Paper and paper products	264,700	288,016
Others	2,122,635	1,950,975
Total performing loans	51,506,601	49,887,520
Financial lease receivables, net of unearned income (Note 8)	1,369,908	1,997,066
Factoring receivables	848,028	651,799
Accrued interest income on loans and lease receivables	795,555	1,146,004
Non-performing loans, factoring and lease receivables	2,533,818	1,368,312
Allowance for possible losses from loans, factoring and lease receivables	(2,288,659)	(1,180,632)
Loans and advances to customers	54,765,251	53,870,069

As at 31 December 2009, interest rates on loans granted to customers range between 1%-24% (2008: 2%-30%) per annum for the foreign currency loans and 7%-32% (2008: 14%-35%) per annum for the TL loans.

(Currency: Thousands of Turkish Lira (TL))

7 Loans and advances to customers (continued)

The provision for possible losses is comprised of amounts for specifically identified as being impaired and non-performing loans and advances and a further portfolio-basis amount considered adequate to cover the residual inherent risk of loss present in the lending relationships presently performing in accordance with agreements made with borrowers. The amount of the portfolio basis allowance is TL 341,038 thousands (2008: TL 196,351 thousands).

Movements in the allowance for possible losses on loans, factoring and lease receivables including the portfolio basis allowances, are as follows:

	2009	*2008*
Balance at the beginning of the year	1,180,632	785,855
Write-offs	(137,320)	(131,900)
Recoveries and reversals	(592,619)	(36,873)
Provision for the year	1,837,966	563,550
Balance at the end of the year	2,288,659	1,180,632

Movements in the portfolio basis allowance are as follows:

	2009	*2008*
Balance at the beginning of the year	196,351	153,805
Net change in provision for the year	144,687	42,546
Balance at the end of the year	341,038	196,351

8 Financial lease receivables

The financial leases typically run for a period of one to five years, with transfer of ownership of the leased asset at the end of the lease term. Interest is charged over the period of the lease.

The receivables are secured by way of the underlying assets. Loans and advances to customers include the following financial lease receivables:

	2009	*2008*
Financial lease receivables, net of unearned income (Note 7)	1,369,908	1,997,066
Add: non-performing lease receivables	224,619	101,577
Less: allowance for possible losses on lease receivable	(65,883)	(15,117)
	1,528,644	2,083,526
Accrued interest on lease receivables	12,605	20,471
Analysis of net financial lease receivables		
Due within 1 year	778,479	1,077,648
Due between 1 and 5 years	943,917	1,270,738
Due after 5 years	50,337	60,329
Financial lease receivables, gross	1,772,733	2,408,715
Unearned income	(244,089)	(325,189)
Financial lease receivables, net	1,528,644	2,083,526
Analysis of net financial lease receivables, net		
Due within 1 year	651,506	907,223
Due between 1 and 5 years	830,101	1,121,576
Due after 5 years	47,037	54,727
Financial lease receivables, net	1,528,644	2,083,526

(Currency: Thousands of Turkish Lira (TL))

9 Other assets

	2009	2008
Reserve deposits at central banks	2,099,002	1,773,311
Insurance premium receivables	1,393,340	935,860
Accrued exchange gain on derivatives	642,462	812,397
Prepaid expenses, insurance claims and similar items	238,225	286,832
Advances for tangible assets	128,949	81,008
Miscellaneous receivables	120,252	95,801
Tangible assets held for sale	81,192	81,346
Prepaid taxes and taxes and funds to be refunded	52,268	52,106
Others	71,015	84,589
	4,826,705	4,203,250

Reserve deposits at central banks

At 31 December 2009, reserve deposits at the Central Bank of Turkey are kept as minimum reserve requirement. These funds are not available for the daily business of the Bank and its affiliates. As required by the Turkish Banking Law, these reserve deposits are calculated on the basis of TL and foreign currency liabilities taken at the rates determined by the Central Bank of Turkey. In accordance with the current legislation, the reserve deposit rates for TL and foreign currency liabilities are 5% and 9% (2008: 6% and 9%), respectively. Interest rates applied for reserve requirements are 5.20% (2008: 12%) for TL deposits. The foreign currency reserves do not earn any interests.

The reserve deposits at the Central Bank of the Netherlands, as required by the Dutch Banking Law, are calculated as 2% on all customer deposits with an original maturity less than 2 years and 2% on bank deposits of non-EU banks with an original maturity less than 2 years. The banks operating in Romania are obliged to keep minimum reserve requirements in accounts held with Romanian Central Bank (NBR). The reserve requirements are to be held in RON for RON liabilities and in Euro or US$ for foreign currency liabilities. Presently, in line with stipulations of related legislation in force, the rates for reserve requirements are 15% for RON denominated liabilities with a remaining maturity less than 2 years and 25% for foreign currency denominated liabilities with an remaining maturity less than 2 years excluding Romanian banks' fundings (previously, 18% for RON and 30% for foreign currency). The interest rates paid by the NBR to banks for reserve requirements are subject of permanent update, presently there are 3.36% for RON reserves, 1.26% for Euro reserves and 1.29% for US$ reserves.

The reserve deposits at the Central Bank of Russia are not available for the daily business, as required by the Russian Banking Law, these reserve deposits are calculated on the basis of RUR and foreign currency liabilities taken at the rates determined by the Central Bank of Russia. In accordance with the current legislation, the reserve deposit rates for RUR and foreign currency liabilities banks-nonresident (RUR and foreign currency liabilities), individuals (RUR) and other liabilities are 2.5% (2008: banks-nonresident (RUR and foreign currency liabilities) 0.5%, individuals (RUR) 0.5%, other liabilities (RUR and foreign currency liabilities) 0.5%).

Tangible assets held for sale

TL 81,192 thousands (2008: TL 74,366 thousands) of the tangible assets held for sale is comprised of foreclosed real estate acquired by the Bank against its impaired receivables. Such assets are required to be disposed of within three years following their acquisitions per the Turkish Banking Law. This three year period can be extended by a legal permission from the regulators. In case of real estates held for

(Currency: Thousands of Turkish Lira (TL))

9 Other assets (continued)

sale, this requirement is valid only if the legal limit on the size of the real estate portfolio that a bank can maintain is exceeded. Currently, as the Bank is within this legal limit, it is not subject to the above requirement.

Impairment losses provided on real estates held for sale were determined based on the appraisals of independent appraisal firms. As of 31 December 2009, real estates held for sale amounting TL 75,889 thousands (2008: TL 78,214 thousands) have been impaired by TL 9,879 thousands (2008: TL 4,739 thousands).

As of 31 December 2009, the rights of repurchase on various tangible assets held for sale amounted to TL 3,263 thousands (2008: TL 13,714 thousands).

10 Investment securities

	2009				*2008*
	Face value	*Carrying value*	*Interest rate range %*	*Latest maturity*	*Carrying value*
Debt and other instruments available-for-sale:					
Government bonds at floating rates	9,191,323	9,804,229	10-12	2016	7,269,810
Government bonds indexed to consumer price index	4,840,872	6,420,939	7-12	2014	147,118
Government bonds in TL	4,378,525	4,509,545	8-17	2014	2,602,072
Discounted government bonds in TL	4,633,836	4,389,575	7-9	2011	4,683,672
Bonds issued by corporations *(a)*	2,150,810	2,154,349	2-20	2034	2,022,743
Eurobonds	852,936	993,710	5-12	2038	683,634
Bonds issued by financial institutions	734,389	777,601	3-18	2019	422,811
Bonds issued by foreign governments	329,346	328,904	4-11	2015	2,277
Government bonds in foreign currency	277,613	280,855	1-6	2010	409,824
Others		110,052			83,786
Total securities available-for-sale		29,769,759			18,327,747
Debt and other instruments held-to-maturity:					
Government bonds in TL	3,250,909	3,056,155	14-17	2012	3,065,219
Government bonds at floating rates *(b)*	2,578,816	2,682,252	10-12	2014	2,732,620
Eurobonds	1,403,200	1,417,196	7-12	2036	1,646,169
Others		38,517			39,760
		7,194,120			7,483,768
Accrued interest on held-to-maturity portfolio		273,705			300,614
Total securities held-to-maturity		7,467,825			7,784,382
Total investment securities		37,237,584			26,112,129

(a) *Bonds issued by corporations include credit linked notes with a total face value of US$ 882,777,778 and EUR 500,000 (2008: US$ 895,500,000 and EUR 1,175,000) and a total carrying value of TL 1,335,731 thousands (2008: TL 1,389,392 thousands).*

(b) *The interest rates applied on these securities are floating quarterly based on interest rates of government bond bids of the government.*

(Currency: Thousands of Turkish Lira (TL))

10 Investment securities (continued)

In 2008, the Bank reclassified certain investment securities, previously classified in its securities available-for-sale portfolio in its financial statements, with total face values of TL 2,831,667 thousands and US$ 843,847,999 to its securities held-to-maturity portfolio as a result of change in its intention to hold such securities. Such securities are included in the securities held-to-maturity portfolio at their fair values of TL 2,685,106 thousands and US$ 852,772,307 as of their reclassification date. The negative valuation differences amounting TL 99,085 thousands and US$ 6,729,440 of these securities, are recorded under the statement of comprehensive income and amortized to income throughout their maturities. As of the date of the statement of financial position, the negative valuation differences under the statement of comprehensive income are TL 70,661 thousands and US$ 6,831,700.

Interest income from debt and other fixed or floating instruments is reflected in interest on securities. Whereas, gains and losses arising from changes in the effective portion of the fair value of cash flow hedges and available-for-sale assets are deferred as a separate component of equity.

Impairment losses provided on investment securities as of 31 December 2009 amounted to TL 2,939 (2008: TL 87 thousands).

Government bonds and treasury bills include securities pledged under repurchase agreements with customers amounting to TL 11,039,298 thousands (2008: TL 11,641,331 thousands).

The following table summarizes securities that were deposited as collaterals with respect to various banking, insurance and asset management transactions:

	2009		*2008*	
	Face Value	*Carrying value*	*Face Value*	*Carrying value*
Collateralized to foreign banks	9,332,350	9,707,648	7,108,446	7,242,244
Deposited at Istanbul Stock Exchange	2,390,302	2,794,851	5,745,673	5,907,317
Deposited at central banks for repurchase transactions	1,374,103	1,473,013	1,541,280	1,606,177
Deposited at CBT for interbank transactions	570,773	598,305	598,920	629,992
Deposited at CBT for foreign currency money market transactions	1,007,203	1,082,479	581,980	584,095
Deposited at Clearing Bank (Takasbank)	53,651	56,370	10,000	10,087
Others		49,441		138,831
		15,762,107		16,118,743

11 Investments in equity participations

	2009		*2008*	
	Carrying Value	*Ownership %*	*Carrying Value*	*Ownership %*
Eureko Sigorta AŞ	50,579	20.00	40,342	20.00
IMKB Takasbank AŞ	11,962	5.83	11,962	5.83
Garanti Filo Yönetim Hizmetleri AŞ	-	-	10,000	100.00
Others	10,815		8,133	
	73,356		70,437	

(Currency: Thousands of Turkish Lira (TL))

11 Investments in equity participations (continued)

80% shares of a previously consolidated affiliate, Garanti Sigorta AŞ, owned by the Bank were sold to Eureko BV on 21 June 2007. After the sale, the remaining 20% was reclassified as investments in equity participations and accounted under the equity method of accounting. Subsequent to this sale, at 1 October 2007 the legal name of the company was as Eureko Sigorta AŞ. For the year ended 31 December 2009, the investment in Eureko Sigorta AŞ amounts to TL 50,579 thousands (2008: TL 40,342 thousands) and the Bank's share of net income is TL 9,221 thousands (2008: TL 10,657 thousands). A summary financial information for equity accounted investee, not adjusted for the percentage ownership held by is presented below:

	Total Assets	*Shareholders' Equity*	*Tangible & Intangible Assets*	*Interest Income*	*Income on Securities Portfolio*	*Current Period Net Income*
2009	563,506	252,898	13,691	16,724	24,364	46,609
2008	491,110	201,711	20,811	29,495	7,919	59,947

At the Bank's board of directors meeting held on 3 June 2009, it was decided to participate in the capital increase of Kredi Garanti Fonu AŞ by TL 4,000 thousands and to subscribe for future capital increases up to TL 4,000 thousands in restructuring of the company to build a three-shareholders structure including the Turkish Union of Chambers and Commodity Exchanges (TOBB), the Small and Medium Size Enterprises Development Organization (KOSGEB) and the banks. As per this decision, the Bank has paid TL 2,000 thousands of its capital commitment of TL 4,000 thousands at 15 October 2009 for the capital increase of Kredi Garanti Fonu AŞ decided on 11 September 2009.

Others include "Garanti Konut Finansmanı Danışmanlık Hizmetleri AŞ" which was established as per the decision made during the board of directors meeting of the Bank on 15 September 2007 to provide consultancy and outsourcing services to banks, housing finance and mortgage finance companies. Its legal registration process was completed on 3 October 2007. The Bank owns 100% of the company shares. The share capital of the company amounting TL 750 is fully paid. This company is not consolidated in the accompanying consolidated financial statements as currently it does not have material operations compared to the consolidated performance of the Bank and its affiliates, instead it is recorded under investments in equity participations in "others" above and valued at cost.

Garanti Filo Yönetimi Hizmetleri AŞ was established on 10 January 2007 as an operational leasing company, and fully owned and controlled by the leasing affiliate of the Bank. The company's main objective is to rent cars to corporates, institutional and small and medium size enterprises. The total paid-in share capital is TL 10,000 thousands as of the issue date of the financial statements. This company is consolidated in the accompanying financial statements as of 31 December 2009. As of 31 December 2008 it was recorded under investments in equity participations and valued at cost due to its low level of operations in 2008.

IMKB Takasbank AŞ and other equity participations do not have a quoted market price in an active market and other methods of reasonably estimating their values would be inappropriate and impracticable, accordingly they are stated at cost, restated for the effects of inflation in TL units current at 31 December 2005.

There is not any additional impairment losses for the investments in equity participations as of 31 December 2009 and 31 December 2008. The cumulative provisions for such impairment losses amounted to TL 3,489 thousands as of 31 December 2009 (2008: TL 3,582 thousands).

(Currency: Thousands of Turkish Lira (TL))

12 Tangible assets

Movement in tangible assets from 1 January to 31 December 2009 is as follows:

	1 January	*Additions*	*Effects of Movement in Exchange Rates*	*Disposals*	*31 December*
Costs					
Land and buildings	1,086,460	70,687	-	(18,372)	1,138,775
Furniture, fixture, equipments and motor vehicles	1,037,027	276,424	(2,463)	(37,749)	1,273,239
Leasehold improvements	297,495	58,897	347	(20,332)	336,407
	2,420,982	406,008	(2,116)	(76,453)	2,748,421
Less: Accumulated depreciation					
Buildings	228,852	23,465	-	(4,087)	248,230
Furniture, fixture, equipments and motor vehicles	725,990	142,046	(2,463)	(11,515)	854,058
Leasehold improvements	122,493	48,184	347	(17,972)	153,052
	1,077,335	213,695	(2,116)	(33,574)	1,255,340
Construction in progress	1,919	53,267	12	(1,011)	54,187
	1,345,566				1,547,268
Impairment in value of tangible assets	(106,939)				(98,610)
	1,238,627				1,448,658

Movement in tangible assets from 1 January to 31 December 2008 is as follows:

	1 January	*Additions*	*Effects of Movement in Exchange Rates*	*Disposals*	*31 December*
Costs					
Land and buildings	1,096,919	55,561	14,766	(80,786)	1,086,460
Furniture, fixture, equipments and motor vehicles	1,086,273	219,709	5,357	(274,312)	1,037,027
Leasehold improvements	198,274	102,412	2,831	(6,022)	297,495
	2,381,466	377,682	22,954	(361,120)	2,420,982
Less: Accumulated depreciation					
Buildings	229,497	22,971	1,556	(25,172)	228,852
Furniture, fixture, equipments and motor vehicles	809,741	130,234	2,015	(216,000)	725,990
Leasehold improvements	87,894	38,117	595	(4,113)	122,493
	1,127,132	191,322	4,166	(245,285)	1,077,335
Construction in progress	17,794	10,084	1,402	(27,361)	1,919
	1,272,128				1,345,566
Impairment in value of tangible assets	(109,227)				(106,939)
	1,162,901				1,238,627

A portion of the additions amounting TL 89,422 thousands during the year 2009 represented the tangible assets of a newly consolidated affiliate.

Depreciation expense for the year ended 31 December 2009 amounts to TL 196,018 thousands (2008: TL 183,273 thousands).

(Currency: Thousands of Turkish Lira (TL))

12 Tangible assets (continued)

Assessment of the independent appraiser firms have been taken into consideration in the determination of the impairment losses provided for land and buildings. As of 31 December 2009, land and buildings at a total net book value before impairment of TL 416,724 thousands (2008: TL 394,800 thousands) have been impaired by TL 98,610 thousands (2008: TL 106,939 thousands).

13 Goodwill

As of 31 December 2009, goodwill arises from the direct acquisitions of 100.00% ownership in Garanti Yatırım Menkul Kıymetler AŞ, 98.94% ownership in Garanti Finansal Kiralama AŞ, 84.91% ownership in Garanti Emeklilik ve Hayat AŞ, 81.84% ownership in Garanti Faktoring Hizmetleri AŞ and 20.00% ownership in Eureko Sigorta AŞ consisting of the excesses of the total acquisition costs over net assets of these consolidated entities at the dates of their acquisition as follows:

	2009	*2008*
Garanti Yatırım Menkul Kıymetler AŞ	20,984	20,984
Garanti Faktoring Hizmetleri AŞ	6,697	6,697
Garanti Finansal Kiralama AŞ	5,233	5,233
Eureko Sigorta AŞ	222	222
Garanti Emeklilik ve Hayat AŞ	34	34
	33,170	33,170
Impairment of goodwill	-	-
	33,170	33,170

Impairment losses when necessary are provided for decrease in the net asset value of the consolidated entities by assessing their internal and external resources.

14 Deposits from banks

Deposits from banks comprise the following:

	2009	*2008*
Payable on demand	1,589,110	942,099
Term deposits	1,146,073	1,168,062
	2,735,183	2,110,161
Accrued interest on deposits from banks	3,150	9,118
	2,738,333	2,119,279

Deposits from banks include both TL accounts amounting TL 853,093 thousands (2008: TL 548,049 thousands) and foreign currency accounts amounting TL 1,882,090 thousands (2008: TL 1,562,112 thousands) in total. As at 31 December 2009, interest rates applicable to TL bank deposits and foreign currency bank deposits vary within ranges of 3%-16% and 0%-8% (2008: 13%-22% and 1%-8%), respectively.

(Currency: Thousands of Turkish Lira (TL))

15 Deposits from customers

Deposits from customers comprise the following:

	2009			2008
	Demand	*Time*	*Total*	*Total*
Foreign currency	7,581,871	22,615,292	30,197,163	27,023,909
Saving	1,833,729	19,010,958	20,844,687	18,225,454
Commercial	2,280,338	11,394,405	13,674,743	8,588,692
Public and other	880,748	199,709	1,080,457	1,626,000
	12,576,686	53,220,364	65,797,050	55,464,055
Accrued interest expense on deposits from customers	128	245,853	245,981	373,753
	12,576,814	53,466,217	66,043,031	55,837,808

As at 31 December 2009, interest rates applicable to TL deposits and foreign currency deposits vary within ranges of 3%-18% and 0%-11% (2008: 13%-24% and 1%-11%), respectively.

16 Obligations under repurchase agreements

The Bank and its affiliates raise funds by selling financial instruments under agreements to repay the funds by repurchasing the instruments at future dates at the same price plus interest at a predetermined rate. Repurchase agreements are commonly used as a tool for short-term financing of interest-bearing assets, depending on the prevailing interest rates. Assets sold under repurchase agreements comprise the following:

	Carrying value	*Fair value of underlying assets*	*Carrying amount of corresponding liabilities*	*Range of repurchase dates*	*Repurchase price*
2009					
Investment securities	11,039,298	11,248,892	10,764,729	Jan'10-Feb'11	10,898,956
2008					
Investment securities	11,641,331	11,740,609	11,153,180	Jan'09-Feb'11	11,285,506

Accrued interest on obligations under repurchase agreements amounting to TL 59,168 thousands (2008: TL 61,473 thousands) is included in the carrying amount of corresponding liabilities.

In general the carrying values of such assets are more than the corresponding liabilities due to the margins set between the parties, since such funding is raised against assets collateralized.

The proceeds from the sale of securities under repurchase agreements are treated as liabilities and recorded as obligations under repurchase agreements. As at 31 December 2009, the maturities of the obligations varied from one day to fourteen months and interest rates varied between 2%-11% (2008: 3%-17%).

(Currency: Thousands of Turkish Lira (TL))

17 Loans and advances from banks

Loans and advances from banks comprise the following:

	2009	*2008*
Short-term borrowings		
Domestic banks	1,166,712	948,325
Foreign banks	2,926,344	2,780,061
	4,093,056	3,728,386
Long-term debts		
Short-term portion	1,688,654	2,884,807
Medium and long-term portion	9,553,373	6,541,686
	11,242,027	9,426,493
Accrued interest on loans and advances from banks	243,212	288,704
	15,578,295	13,443,583

As at 31 December 2009, loans and advances from banks included various promissory notes amounting to TL 185,273 thousands in total with latest maturity by 2010 (2008: TL 953,176 thousands with latest maturity by 2009).

As at 31 December 2009, short-term borrowings included two one-year-syndicated-loan facilities to finance export contracts in two tranches of (i) US$ 151,600,000 and EUR 365,600,000 with the rates of Libor + 2.0% and Euribor + 2.0% per annum with the participation of 35 banks from 15 different countries (equivalent of TL 1,007,610 thousands) and (ii) US$ 109,974,375 and EUR 517,312,500, with the rates of Libor + 2.5% and Euribor + 2.5% per annum with the participation of 31 banks from 15 different countries, (equivalent of TL 1,269,979 thousands).

Long-term debts comprise the following:

	2009					*2008*
	Interest rate%	*Latest Maturity*	*Amount in original currency*	*Short term portion*	*Medium and long term portion*	*Medium and long term debts*
Deutsche Bank AG	11-13	2017	TL 701 mio	-	701,210	701,210
DPR Securitisation-IV	0.5-1	2013	US$ 446 mio	190,274	474,448	678,194
DPR Securitisation-V(*)	0.5-1	2013	US$ 395 mio	161,137	427,761	600,808
DPR Securitisation-VII	1	2016	US$ 376 mio	35,678	524,172	571,420
DPR Securitisation-VIII	0.5	2017	US$ 350 mio	-	521,155	531,609
DPR Securitisation-IX	2	2018	EUR 200 mio	25,658	401,982	423,160
DPR Securitisation-VI	1	2011	EUR 162 mio	230,999	115,545	407,259
DPR Securitisation-VI	0.5	2016	US$ 225 mio	20,783	313,982	318,583
DPR Securitisation-VI	1	2013	US$ 210 mio	-	312,416	341,450
DPR Securitisation-III	0.5	2013	US$ 192 mio	81,759	204,441	291,989
DPR Securitisation-VIII	0.5	2017	US$ 100 mio	-	148,901	151,888
DPR Securitisation-VIII	0.5	2017	US$ 100 mio	-	148,901	151,888
DPR Securitisation-VII	1	2014	US$ 83 mio	24,818	99,251	126,302
DPR Securitisation-VIII	1	2015	US$ 46 mio	12,410	55,832	72,784
Others				905,138	5,103,376	1,173,142
				1,688,654	9,553,373	6,541,686

(*) On 9 May 2009, the Bank completed a securitization (the "DPR Securitisation-X") transaction by issuance of certificates; a tranche of US$ 225 millions with a maturity of 4 years to refinance the debt of US$ 250 millions obtained in November 2005, as explained in subsequent paragraphs below, on an unwrapped basis with no cash effect on the consolidated financial statements.

(Currency: Thousands of Turkish Lira (TL))

17 Loans and advances from banks (continued)

On 22 August 2008, the Bank completed a securitization (the "DPR Securitization-IX") transaction by issuance of certificates; a tranche of EUR 200 millions with 10 years maturity from European Investment Bank.

On 28 June 2007, the Bank completed a securitization (the "DPR Securitization-VIII") transaction by issuance of certificates; three tranches of US$ 550 millions with 10 years maturity wrapped by Ambac Assurance Corp., Financial Guaranty Insurance Corp. and XL Capital Assurance and a tranche of US$ 50 millions with 8 years maturity and no financial guarantee.

On 24 January 2007, the Bank borrowed TL 435 millions from Deutsche Bank AG, London with a maturity of 10 years at 12.93% annual fixed interest rate through a secured financing transaction. Accordingly, the Bank pledged US$ 300 millions of cash collateral to Deutsche Bank AG, London. Subsequently, the Bank has entered into two more secured financing transactions with the same counterparty under the same collateral conditions and borrowed in total TL 266 millions in two separate transactions on 28 June and 3 July 2007 with maturity of 10 years for each and pledged US$ 100 millions of cash collateral for each. The funding costs are 11.30% and 11.35%, respectively. The cash collaterals earn annually US$ libor floating interest rate.

In December 2006, the Bank completed a securitization (the "DPR Securitization-VII") transaction by issuance of certificates: US$ 400 millions tranche with a maturity of 10 years and US$ 100 millions tranche with a maturity of 8 years. Both of the series were issued on an unwrapped basis.

In May 2006, the Bank completed a securitization (the "DPR Securitization-VI") transaction by issuance of certificates: Euro 300 millions with a guarantee issued by MBIA Insurance Corp. with maturity of 5 years, US$ 300 millions with no financial guarantee and a maturity of 7 years and US$ 225 millions with a guarantee issued by Ambac Assurance Corp. with maturity of 10 years.

In November 2005, the Bank completed a securitization (the "DPR Securitization-V") transaction by issuance of certificate: US$ 150 millions with a guarantee issued by CIFG Inc. with a maturity of 7 years, US$ 250 millions with a guarantee issued by XL Capital Assurance with a maturity of 8 years and US$ 125 millions with no financial guarantee and a maturity of 8 years.

In September 2005, the Bank completed a securitization (the "DPR Securitisation-IV") transaction by issuance of certificate: US$ 150 millions with a guarantee issued by Financial Guaranty Insurance Corp. with a final maturity of 7 years, US$ 150 millions with a guarantee issued by Financial Security Assurance with a final maturity of 8 years, US$ 165 millions with a financial guarantee issued by Assured Guaranty Corp. with a final maturity of 8 years, US$ 110 millions with a financial guarantee issued by Radian Asset Assurance Inc. with a final maturity of 7 years, US$ 25 millions with no financial guarantee and a final maturity of 7 years.

In May 2005, the Bank completed a securitization (the "DPR Securitisation-III") transaction by issuance of certificate: US$ 300 millions with a guarantee issued by MBIA Insurance Corp., a final maturity of 8 years.

The DPR securitization is a way of securitizing the Bank's payment orders created via SWIFT MT 103 or similar payment orders in terms of US Dollar, Euro and GBP accepted as derived primarily from the Bank's trade finance and other corporate businesses and paid through foreign depository banks.

(Currency: Thousands of Turkish Lira (TL))

18 Subordinated liabilities

Subordinated liabilities comprise of the following:

	2009			*2008*
	Latest Maturity	*Interest rates %*	*Carrying value*	*Carrying value*
Subordinated debt of US$ 500 millions	2017	6.95	743,986	758,502
Subordinated debt of EUR 50 millions	2021	Euribor + 3.5	106,910	-
Subordinated bonds payable of EUR 30 millions	2016	Euribor + 1.57	64,146	63,474
Subordinated deposit of EUR 24 millions	2016	4.42 - 6.06	50,780	101,573
			965,822	923,549
Accrued interest on subordinated liabilities			24,621	23,981
			990,443	947,530

On 23 February 2009, the Bank has obtained a 12-year subordinated loan of EUR 50 millions due March 2021 from Proparco (Societe de Promotion et de Participation pour la Cooperation Economique SA) a company of the French Development Agency Group, with an interest of Euribor+3.5% and a repayment option for the Bank at the end of the seventh year.

On 5 February 2007, the Bank obtained a 10-year subordinated fixed-rate notes of US$ 500 millions due February 2017 with a repayment option for the Bank at the end of the fifth year. The fixed rate notes with Political Risk Insurance provided by Steadfast (a subsidiary of Zurich American Insurance Company) received a rating of Baa1 by Moody's Investors Service and priced at par to yield 6.95% to investors.

On 29 September 2006, one of the Bank's affiliates issued its first floating rate note for EUR 30 millions, Euro-denominated lower tier-2 capital, priced at 99.30, arranged by Deutsche Bank and traded on the alternative market in Frankfurt.

As at 31 December 2009, subordinated deposits obtained by the consolidated banking affiliate in Holland amounted to EUR 24 millions (equivalent of TL 50,780 thousands) (2008: EUR 48 millions, equivalent of TL 101,573 thousands).

The Bank reclassified certain subordinated liabilities, previously classified in its deposits from customers amounting TL 103,892 thousands, loans and advances from banks amounting TL 780,140 thousands and bonds payable amounting TL 63,498 thousands to subordinated liabilities as of 31 December 2008.

19 Taxation

In Turkey, corporate income tax is levied at the rate of 20% on the statutory corporate income tax base, which is determined by modifying accounting income for certain exclusions and allowances for tax purposes.

Dividends paid to the resident institutions and the institutions working through local offices or representatives in Turkey are not subject to withholding tax. As per the decisions no.2009/14593 and 2009/14594 of the Council of Ministers published in the Official Gazette no.27130 dated 3 February 2009, certain duty rates included in the articles no.15 and 30 of the new Corporate Tax Law no.5520 are revised. Accordingly, the withholding tax rate on the dividend payments other than the ones paid to the nonresident institutions generating income in Turkey through their operations or permanent representatives and the resident institutions, is 15%. In applying the withholding tax rates on dividend payments to the nonresident institutions and the individuals, the withholding tax rates covered in the related Double Tax Treaty Agreements are taken into account. Appropriation of the retained earnings to capital is not considered as profit distribution and therefore is not subject to withholding tax.

(Currency: Thousands of Turkish Lira (TL))

19 Taxation (continued)

Under the Turkish taxation system, tax losses can be carried forward to offset against future taxable income for up to five years. Tax losses cannot be carried back to offset profits from prior years. There is no procedure for a final and definite agreement on tax assessments. Companies file their tax returns within four months following the end of the accounting year to which they relate. Tax returns and accounting records are open for five years from the beginning of the year that follows the date of filing during which time the tax authorities have the right to audit the tax returns, and the related accounting records on which they are based, and may issue re-assessments based on their findings.

In Turkey, the tax legislation does not permit a parent company and its affiliates to file a consolidated tax return. Therefore, the taxation charge, as reflected in the accompanying consolidated financial statements, represents the total amount of the taxation charge of each affiliate.

Investment allowance

The Temporary Article 69 added to the Income Tax Law no.193 with the Law no.5479, which became effective starting from 1 January 2006, upon being promulgated in the Official Gazette no.26133 dated 8 April 2006, stating that taxpayers can deduct the amount of the investment allowance exemption which they are entitled to according to legislative provisions effective at 31 December 2005 (including rulings on the tax rate) only from the taxable income of 2006, 2007 and 2008. Accordingly, the investment incentive allowance practice was ended as of 1 January 2006. At this perspective, an investment allowance which cannot be deducted partially or fully in three years time was not allowed to be carried forward to the following years and became unavailable as of 31 December 2008. On the other side, the Article 19 of the Income Tax Law was annulled and the investment allowance practice was ended as of 1 January 2006 with effectiveness of the Article 2 and the Article 15 of the Law no.5479 and the investment allowance rights on the investment expenditures incurred during the period of 1 January 2006 and 8 April 2006 became unavailable.

However, at 15 October 2009, the Turkish Constitutional Court decided to cancel the clause no.2 of the Article 15 of the Law no.5479 and the expressions of "2006, 2007, 2008" in the Temporary Article 69 related to investment allowance mentioned above that enables effectiveness of the Law as of 1 January 2006 rather than 8 April 2006, since it is against the Constitution. Accordingly, the time limitations for the carried forward investment allowances that were entitled to in the previous period of mentioned date and the limitations related with the investments expenditures incurred between the issuance date of the Law promulgated and 1 January 2006 were eliminated. According to the decision of Turkish Constitutional Court, cancellation related with the investment allowance became effective with promulgation of the decision on the Official Gazette and the decision of the Turkish Constitutional Court was promulgated in the Official Gazette no.27456 dated 8 January 2010.

According to the decision mentioned above, the investment allowances carried forward to the year 2006 due to the lack of taxable income and the investment allowances earned through the investments started before 1 January 2006 and continued after that date constituting economic and technical integrity will be used not only in 2006, 2007 and 2008, but also in the following years. In addition, 40% of investment expenditures that are realized between 1 January 2006 and 8 April 2006, within the context of the Article 19 of the Income Tax Law will have the right for investment allowance exemption.

Tax applications for foreign branches

NORTHERN CYPRUS

According to the Corporate Tax Law of the Turkish Republic of Northern Cyprus no.41/1976 as amended, the corporate earnings (including foreign corporations) are subject to a 10% corporate tax and 15% income tax. This tax is calculated based on the income that the taxpayers earn in an

(Currency: Thousands of Turkish Lira (TL))

19 Taxation (continued)

accounting period. Tax base is determined by modifying accounting income for certain exclusions and allowances for tax purposes. The corporations cannot benefit from the rights of offsetting losses, investment incentives and amortisation unless they prepare and have certified their statements of financial position, statements of comprehensive income and accounting records used for tax calculations by an auditor authorized by the Ministry of Finance. In cases where it is revealed that the earnings of a corporation were not subject to taxation in prior years or the tax paid on such earnings are understated, additional taxes can be charged in the next 12 years following that the related taxation period. The corporate tax returns are filed in the tax administration office in April after following the end of the accounting year to which they relate. The corporate taxes are paid in two equal installments in May and October.

MALTA

The corporate earnings are subjected to a 35% corporate tax. This rate is determined by modifying accounting income for certain exclusions and allowances for tax purposes. The earnings of the foreign corporations' branches in Malta are also subject to the same tax rate that the resident corporations in Malta are subject to. The earnings of such branches that are transferred to their head offices are not subject to an additional tax. The prepaid taxes are paid in April, August and December in the related years. The prepayments can be deducted from the annual corporate tax calculated for the whole year earnings. The excess part of the corporate tax that is not covered by such prepayments is paid to the tax office in September.

LUXEMBOURG

The corporate earnings are subjected to a 21% corporate tax (2008: 22%). This rate is determined by modifying accounting income for certain exclusions and allowances for tax purposes. An additional 4% of the calculated corporate tax is paid as a contribution for unemployment insurance fund. The rate of the municipality commerce tax is 6.75% in the municipality where the Bank's Luxembourg branch operates. The tax returns are examined by the authorized bodies and in case of any detected mistake, the amount of the taxes to be paid is revised. The amounts and the payment dates of prepaid taxes are determined and declared by the tax office at the beginning of the taxation period. The corporations whose head offices are outside Luxembourg, are allowed to transfer the rest of their net income after tax following the allocation of 5% of it for legal reserves, to their head offices.

Tax applications for foreign affiliates

HOLLAND

In Holland, corporate income tax is levied at the rate of 20% for tax profits up to EUR 200,000 and 25.5% for the excess part over this amount on the worldwide income of resident companies, which is determined by modifying accounting income for certain exclusions and allowances for tax purposes for the related year. A unilateral decree for the avoidance of double taxation provides relief for resident companies from Dutch tax on income, such as foreign business profits derived through a permanent establishment abroad, if no tax treaty applies. There is an additional dividend tax of 5% computed only on the amounts of dividend distribution at the time of such payments. Under the Dutch taxation system, tax losses can be carried forward for nine years to offset against future taxable income. Tax losses can be carried back to one prior year. Companies must file their tax returns within nine months following the end of the tax year to which they relate, unless the company applies for an extension (normally an additional nine months). Tax returns are open for five years from the date of final assessment of the tax return during which time the tax authorities have the right to audit tax returns, and the related accounting records on which they are based, and may issue re-assessments based on their findings. The corporate income tax has been calculated using the nominal tax rate of 25.5% over the Dutch taxable income, 30% over the local taxable income of Germany branch and 16% over the local taxable income of Romania branches.

(Currency: Thousands of Turkish Lira (TL))

19 Taxation (continued)

RUSSIA

The applicable tax rate for current and deferred tax for the Bank's consolidated affiliate in Russia is 20% (2% federal and 18% regional-in some locations 4.5% regional) (2008: 24%). The taxation system in the Russian Federation is relatively new and is characterised by frequent changes in legislation, official pronouncements and court decisions, which are often unclear, contradictory and subject to varying interpretation by different tax authorities. Taxes are subject to review and investigation by a number of authorities, which have the authority to impose severe fines, penalties and interest charges. A tax year remains open for review by the tax authorities during the three subsequent calendar years; however, under certain circumstances a tax year may remain open for a longer period.

The total provision for taxes on income is different than the amount computed by applying the Turkish statutory tax rate to income before provision for taxes as shown in the following reconciliation:

	2009	%	2008	%
Taxes on income per statutory tax rate	785,939	20.00	471,758	20.00
Provision for general banking risks	66,000	1.68	-	-
Disallowable expenses	8,576	0.22	6,773	0.29
Tax exemption for leasing business(*)	(32,383)	(0.83)	-	-
Income items exempt from tax or subject to different tax rates	(4,063)	(0.10)	(31,522)	(1.34)
Defined benefit obligation	-	-	(20,520)	(0.87)
Others	10,963	0.28	6,288	0.27
Taxation charge	835,032	21.25	432,777	18.35

(*) As per the annulment decision of the Turkish Constitutional Court as explained in Note 3.18.4, Garanti Finansal Kiralama, a consolidated subsidiary of the Bank, is subject to investment allowance ruling and can use its available allowances to reduce its taxable corporate income without any time limitations. Accordingly, a deferred tax asset amounting TL 32,383 thousands is recorded in the accompanying consolidated financial statements as of 31 December 2009 considering the fact that Garanti Finansal Kiralama may use its right of deducting investment allowances from its corporate income in the future.

The taxation charge is comprised of the following:

	2009	2008
Current taxes	884,220	442,315
Deferred taxes	(49,188)	(9,538)
Taxation charge	835,032	432,777

The movement of current tax liability is as follows:

	2009	2008
Balance at the beginning of the period	127,684	5,301
Current period taxation charge	884,220	442,315
Current taxes recognised under equity	208,022	135,665
Less: Prepaid corporate taxes	(994,698)	(455,597)
Current tax liability	225,228	127,684

(Currency: Thousands of Turkish Lira (TL))

19 Taxation (continued)

In accordance with the related regulation for prepaid taxes on income, such advance payments during the year are being deducted from the final tax liability for the year. Accordingly, the taxation charge on income is not equal to the final tax liability appearing on the statement of financial position.

Income tax assets/(liabilities) recognised directly in equity is as follows:

	2009	2008
Unrealised gains on available-for-sale assets	(307,427)	(50,461)
Hedging reserve	542	812
	(306,885)	(49,649)

Deferred tax asset and liabilities are attributable to the items detailed in the table below:

	2009	2008
Deferred tax asset		
Impairment losses on loans	71,008	68,266
Tax exemption for leasing business	32,383	-
Valuation difference on financial assets and liabilities	28,288	27,190
Short-term employee benefits	25,728	31,684
Impairment of equity participations and tangible assets	18,863	21,974
Discount on miscellaneous receivables	11,017	6,932
Reserve for employee severance indemnity	8,546	8,893
Accruals on credit card rewards	7,242	7,241
Prepaid expenses and promotions	(20,626)	(33,860)
Pro-rata basis depreciation expenses	(17,795)	(16,710)
Defined benefit obligations	-	20,520
Others, net	(10,739)	(22,385)
Total deferred tax asset	153,915	119,745
Deferred tax liability		
Total deferred tax liability	10,850	-

As of 31 December 2009, there are not any deferred tax assets and liabilities that have not been recognized in the accompanying consolidated financial statements.

Movements in deferred tax assets and liabilities are detailed in the table below:

	Opening Balance	*Recognized in Income statement*	*Recognized in equity*	*Closing balance*
2009				
Impairment losses on loans	68,266	2,742	-	71,008
Tax exemption for leasing business	-	32,383	-	32,383
Valuation difference on financial assets and liabilities	27,190	26,696	(25,598)	28,288
Short-term employee benefits	31,684	(5,956)	-	25,728
Impairment of equity participations and tangible assets	21,974	(3,111)	-	18,863
Discount on miscellaneous receivables	6,932	4,085	-	11,017
Reserve for employee severance indemnity	8,893	(347)	-	8,546
Accruals on credit card rewards	7,241	1	-	7,242
Prepaid expenses and promotions	(33,860)	13,234	-	(20,626)
Pro-rata basis depreciation expenses	(16,710)	(1,085)	-	(17,795)
Defined benefit obligations	20,520	(20,520)	-	-
Others, net	(22,385)	1,066	(270)	(21,589)
Net deferred tax asset	119,745	49,188	(25,868)	143,065

(Currency: Thousands of Turkish Lira (TL))

19 Taxation (continued)

	Opening Balance	*Recognized in Income statement*	*Recognized in equity*	*Closing balance*
2008				
Impairment losses on loans	47,675	20,591	-	68,266
Short-term employee benefits	20,088	11,596	-	31,684
Valuation difference on financial assets and liabilities	17,114	6,176	3,900	27,190
Impairment of equity participations and tangible assets	26,668	(4,694)	-	21,974
Defined benefit obligations	-	20,520	-	20,520
Reserve for employee severance indemnity	9,125	(232)	-	8,893
Accruals on credit card rewards	9,844	(2,603)	-	7,241
Discount on miscellaneous receivables	2,278	4,654	-	6,932
Pro-rata basis depreciation expenses	(10,992)	(5,718)	-	(16,710)
Prepaid expenses and promotions	(21,203)	(12,657)	-	(33,860)
Others, net	3,845	(28,095)	1,865	(22,385)
Net deferred tax asset	104,442	9,538	5,765	119,745

Transfer pricing

The article no.13 of the Corporate Tax Law describes the issue of transfer pricing under the title of "disguised profit distribution" by way of transfer pricing. "The General Communiqué on Disguised Profit Distribution by Way of Transfer Pricing" published at 18 November 2007, explains the application related issues on this topic.

According to this communiqué, if the taxpayers conduct transactions like purchase and sale of goods or services with the related parties where the prices are not determined according to the arm's length principle, then it will be concluded that there is a disguised profit distribution by way of transfer pricing. Such disguised profit distributions will not be deducted from the corporate tax base for tax purposes.

As stated in the "7.1 Annual Documentation" section of this communiqué, the taxpayers are required to fill out the "Transfer Pricing, Controlled Foreign Entities and Thin Capitalization" form for the purchase and sale of goods or services conducted with their related parties in a taxation period, attach these forms to their corporate tax returns and submit to the tax offices.

(Currency: Thousands of Turkish Lira (TL))

20 Other liabilities and accrued expenses

The principal components of other liabilities and accrued expenses are as follows:

	2009	*2008*
Blocked accounts against expenditures of card holders	2,219,902	1,815,228
Payables to insurance and reinsurance companies relating to insurance business	1,350,281	905,744
Provision for general banking risks	360,000	30,000
Accrued exchange losses on derivatives	344,899	605,962
Withholding taxes	163,072	268,635
Insurance business related provisions	128,614	123,603
Short-term employee benefits	125,691	154,992
Provision for non-cash loans	96,822	39,959
Cheques at clearing house	95,833	48,879
Unearned income	90,856	107,673
Miscellaneous payables	80,715	69,724
Expense accruals	71,253	85,350
Transfer orders	64,478	66,793
Reserve for employee severance indemnity	44,044	45,513
Blocked accounts	39,814	35,561
Payables to suppliers relating to financial lease activities	32,462	52,691
Recognized liability for defined benefit obligations	-	102,601
Others	111,711	96,861
	5,420,447	4,655,769

As of 31 December 2009, a general provision amounting to TL 360,000 thousands (2008: TL 30,000 thousands) is provided by the Bank in line with conservatism principle considering the circumstances which may arise from any changes in economy or market conditions under the name of provision for general banking risks.

Recognized liability for defined benefit obligations

(i) Defined benefit plan

As a result of the changes in legislation described below, the Bank will transfer a substantial portion of its pension liability under the Plan to SSF. This transfer, which will be a settlement of the Bank's obligation in respect of the pension and medical benefits transferable to SSF, will occur within three years from the enactment of the New Law in May 2008. The actual date of the transfer has not been specified yet. However, in the financial statements for the year ended 31 December 2007, the Bank has modified the accounting required by IAS 19 *Employee Benefits* as the Bank believes that it is more appropriate to measure the obligation, in respect of the benefits that will be transferred to SSF, at the expected transfer amount prior to the date on which the transfer and settlement will occur. The expected transfer amount is calculated based on the methodology and actuarial assumptions (discount rate and mortality tables) prescribed in the New Law. As such, this calculation measures the liability to be transferred at the expected settlement amount i.e., the expected value of the payment to be made to SSF to assume that obligation.

(Currency: Thousands of Turkish Lira (TL))

20 Other liabilities and accrued expenses (continued)

The obligation with respect to excess benefits is accounted as a defined benefit plan under IAS 19.

a) Pension and medical benefits transferable to SSF

As per the provisional Article no.23 of the Turkish Banking Law no.5411 as approved by the Turkish Parliament on 19 October 2005, pension funds which are in essence similar to foundations are required to be transferred directly to SSF within a period of three years. In accordance with the Banking Law, the actuarial calculation of the liability (if any) on the transfer should be performed regarding the methodology and parameters determined by the commission established by Ministry of Labor and Social Security. Accordingly, the Bank calculated the pension benefits transferable to SSF in accordance with the Decree published by the Council of Ministers in the Official Gazette no. 26377 dated 15 December 2006 ("Decree") for the purpose of determining the principles and procedures to be applied during the transfer of funds. However the said Article was vetoed by the President and at 2 November 2005 the President initiated a lawsuit before the Turkish Constitutional Court in order to rescind certain paragraphs of the provisional article no.23.

The Bank obtained an actuarial report regarding its obligations at 31 December 2006. This report, which was dated 12 February 2007, is from an actuary, who is registered with the Undersecretariat of the Treasury regarding this Fund in accordance with the Decree. Based on this Decree, the actuarial statement of financial position of the Fund has been prepared using a discount rate of 10.24% and the CSO 1980 mortality table. Based on the actuarial report, the assets of the plan exceed the amount that will be required to be paid to transfer the obligation at 31 December 2006. In accordance with the existing legislation at 31 December 2006, the pension and medical benefits within the social security limits were subject to transfer and the banks were not required to provide any excess social rights and payments.

On 22 March 2007, the Turkish Constitutional Court reached a verdict with regards to the suspension of the execution of the first paragraph of provisional article no.23 of the Turkish Banking Law, which requires the transfer of pension funds to SSF, until the decision regarding the cancellation thereof is published in the Official Gazette. The Constitutional Court stated in its reasoned ruling published in the Official Gazette numbered 26731, dated 15 December 2007 that the reason behind this cancellation was the possible loss of antecedent rights of the members of pension funds. Following the publication of the verdict, the Grand National Assembly of Republic of Turkey ("Turkish Parliament") worked on the new legal arrangements by taking the cancellation reasoning into account. At 17 April 2008, the New Law has been accepted by the Turkish Parliament and the New Law has been enacted at 8 May 2008 following its publishment in the Official Gazette no 26870. In accordance with the New Law, members of the funds established in accordance with the Social Security Law should be transferred to SSF within three years following its enactment date.

At 19 June 2008, Cumhuriyet Halk Partisi ("CHP") is applied to the Constitutional Court for the cancellation of various articles of the Law including the first paragraph of the provisional Article 20. As of the issuing date of the accompanying consolidated financial statements, there is not any published ruling of the Constitutional Court regarding this application.

The Bank obtained an actuarial report dated 15 January 2010 from an independent actuary reflecting the principles and procedures on determining the application of transfer transactions in accordance with the New Law. The actuarial statement of financial position of the Fund has been prepared using a discount rate of 9.80% and the CSO 1980 mortality table, and the assets of the plan exceed the amount that will be required to be paid to transfer the obligation at 31 December 2009.

The Bank's obligation in respect of the pension and medical benefits transferable to SSF has been determined as the value of the payment that would need to be made to SSF to settle the obligation at the date of the statement of financial position in accordance with the related article of the New Law.

(Currency: Thousands of Turkish Lira (TL))

20 Other liabilities and accrued expenses (continued)

The pension disclosures set out below therefore reflect the methodology and actuarial assumptions specified in the New Law. This calculation measures the benefit obligation at the expected transfer amount i.e., the estimated amount the Bank will pay to SSF to assume this portion of the obligation.

The pension benefits are calculated annually, as per the calculation as of 31 December 2009 the present value of funded obligations amount to TL 113,417 thousands (2008: TL 176,416 thousands) and the fair value of the planned assets amount to TL 836,163 thousands (2008: TL 621,594 thousands).

	2009	*2008*
Present value of funded obligations		
- Pension benefits transferable to SSF (obligation measured at the expected transfer amount)	(287,981)	(296,328)
- Medical benefits transferable to SSF (obligation measured at the expected transfer amount)	191,521	135,400
- General administrative expenses	(16,957)	(15,488)
	(113,417)	(176,416)
Fair value of plan assets	836,163	621,594
Asset surplus in the plan (*)	722,746	445,178

(*) *Asset surplus in this plan will be used as plan assets of the excess benefit plan.*

Plan assets consist of the following:

	2009	*2008*
Securities	665,590	480,552
Land and buildings	97,750	110,600
Cash and due from banks	72,823	30,442
	836,163	621,594

b) Excess benefits not transferable to SSF

The other social rights and payments representing benefits in excess of social security limits are not subject to transfer to SSF. Therefore these excess benefits are accounted as an ongoing defined benefit plan.

Asset surplus/(shortage) on present value of defined benefit obligation is as follows:

	2009	*2008*
Present value of defined benefit obligations		
- Pension	(188,494)	(162,356)
- Health	(209,445)	(250,023)
Fair value of plan assets (*)	722,746	445,178
Asset surplus over present value of defined benefit obligation	324,807	32,799

(*) *Plan assets are composed of asset surplus in the plan explained in paragraph* a).

As per the actuarial calculation performed as of 31 December 2009 as detailed above, the asset surplus over the fair value of the plan assets to be used for the payment of the obligations also fully covers the benefits not transferable and still a surplus of TL 324,807 thousands (2008: TL 32,799 thousands) remains. However, the Bank's management, acting prudently, did not consider the health premium surplus amounting TL 191,521 thousands (2008: TL 135,400 thosuands) as stated above and resulted from the present value of medical benefits and health premiums transferable to SSF. However, despite this treatment there are no excess obligation that needs to be provided against as of 31 December 2009. Accordingly, it was decided to reverse the provision amounting TL 102,601 thousands that was

(Currency: Thousands of Turkish Lira (TL))

20 Other liabilities and accrued expenses (continued)

charged fully as expense in prior years, in the accompanying consolidated financial statements as of 31 December 2009.

	2009	2008
Asset surplus over present value of defined benefit obligation	324,807	32,799
Net present value of medical benefits and health premiums transferable to SSF	(191,521)	(135,400)
Present value of asset surplus/(defined benefit obligation)	133,286	(102,601)

The pension benefits are calculated annually by an independent actuary.

Expenses recognized regarding this benefit plan in the accompanying consolidated statements of comprehensive income for the year ended 31 December 2009 and 2008 are as follows:

	2009	2008
Total contribution payment	114,761	86,715
Provision for unfunded liability	-	-
	114,761	86,715

Principal actuarial assumptions used are as follows:

	2009 %	2008 %
Discount rates	10.86-8.42	17.41-10.51
Inflation rates	6.90-4.80	9.50-5.73
Future real salary increase rates	1.5	1.5
Medical cost trend rates	20.50-6.80	17.80-11.77
Future pension increase rates	6.90-4.80	9.50-5.73

Assumptions regarding future mortality are based on published statistics and mortality tables. The average life expectancy of an individual retiring at age 60 is 17 for males, and at age 58 for females is 23.

The sensitivity analysis of defined benefit obligation of excess liabilities are as follows:

2009
% change in defined benefit obligation

Assumption change	*Pension Benefits* %	*Medical Benefits* %	*Overall* %
Discount rate +1%	(11.1)	(12.5)	(11.3)
Discount rate -1%	13.8	15.8	14.1
Medical inflation +10% of CPI		7.7	4.1
Medical inflation -10% of CPI		(6.7)	(3.5)

2008
% change in defined benefit obligation

Assumption change	*Pension Benefits* %	*Medical Benefits* %	*Overall* %
Discount rate +1%	(10.5)	(14.2)	(12.8)
Discount rate -1%	13.1	18.3	16.3
Medical inflation +10% of CPI		16.6	10.1
Medical inflation -10% of CPI		(7.9)	(4.8)

(Currency: Thousands of Turkish Lira (TL))

20 Other liabilities and accrued expenses (continued)

Short-term employee benefits

Movement in the provision for short-term employee benefits are as follows:

	2009	*2008*
Balance, beginning of the year	154,992	100,402
Payments during the year, net	(225,258)	(217,834)
Reversals during the year	(10,624)	-
Provision for the year, net	206,581	272,424
Balance, end of the year	125,691	154,992

Insurance business related provisions

Insurance business related provisions are detailed in the table below:

	2009	*2008*
Reserve for unearned premiums, net	48,005	43,571
Gross	*80,942*	*53,666*
Reinsurers' share	*(32,937)*	*(10,095)*
Provision for claims, net	10,505	7,428
Gross	*20,352*	*7,765*
Reinsurers' share	*(9,847)*	*(337)*
Life mathematical reserves	70,104	72,604
	128,614	123,603

Reserve for employee severance indemnity

Movement in the reserve for employee severance indemnity is as follows:

	2009	*2008*
Balance, beginning of the year	45,513	44,868
Reversals during the year	(3,466)	(8,816)
Provision for the year	1,997	9,461
Balance, end of the year	44,044	45,513

The computation of the liabilities is based upon the retirement pay ceiling announced by the government. The ceiling amounts applicable for each year of employment are TL 2,365.16 and TL 2,173.18 as of 31 December 2009 and 2008, respectively.

The principal actuarial assumptions are as follows:

	2009	**2008**
	%	%
Discount rate	5.92	6.26
Interest rate	11.00	12.00
Expected rate of salary/limit increase [*]	4.80	5.40
Turnover rate to estimate the probability of retirement	6.70	6.55

[*] Determined based on the government's future targets for annual inflation.

(Currency: Thousands of Turkish Lira (TL))

20 Other liabilities and accrued expenses (continued)

Provision for non-cash loans

Movement in the provision for non-cash loans are as follows:

	2009	2008
Balance, beginning of the year	39,959	32,142
Provision for the year, net	56,863	7,817
Balance, end of the year	96,822	39,959

21 Shareholders' equity

Share capital and share premium

The authorized nominal share capital of the Bank amounted to TL 4,200,000 thousands as of 31 December 2009.

At the "General Assembly of Founder Shares Owners" and the "Extraordinary General Shareholders" meetings held at 13 June 2008, the Bank decided to repurchase all the 370 founder share-certificates issued in order to redeem and exterminate them, subsequent to the permissions obtained from the related legal authorities, at a value of TL 3,876 thousands each in accordance with the report prepared by the court expert and approved by the Istanbul 5th Commercial Court of First Instance. A total payment of TL 1,434,233 thousands has been made to the owners of 368 founder share-certificates from "retained earnings", and the value of remaining two founder share-certificates has been blocked in the bank accounts. Subsequent to these purchases, the clauses 15, 16 and 45 of the Articles of Association of the Bank have been revised accordingly.

It has been resolved in the Bank's board of directors meeting held at 22 April 2008 that the paid share capital of the Bank is to be increased by TL 2,100,000 thousands from TL 2,100,000 thousands to TL 4,200,000 thousands. Accordingly, the pre-emptive rights on 210,000,000,000 shares with a total nominal value of TL 2,100,000 thousands have been used during the period between 9 and 23 June 2008. The remaining shares with a total nominal value of TL 5,525 thousands have been sold for the amount of TL 17,405 thousands during the public offering on the ISE primary market. The capital increase is approved by the Istanbul Commercial Registry at 31 July 2008, and accordingly TL 2,100,000 thousands of the cash collected is transferred to "share capital" and the excess balance amounting TL 11,880 thousands over the nominal values of new shares issued to "share premium".

Minority interest

As at 31 December 2009, net minority interest amounts to TL 49,098 thousands (2008: TL 35,201 thousands). Minority interest is detailed as follows:

	2009	2008
Capital	14,250	14,012
Retained earnings and other reserves	20,906	9,389
Current period net income	13,942	11,800
	49,098	35,201

(Currency: Thousands of Turkish Lira (TL))

21 Shareholders' equity (continued)

Unrealised gains from changes in fair value of available-for-sale assets are detailed as follows:

	2009	2008
Balance at the beginning of the year	177,751	189,382
Net unrealised gains from changes in fair value	1,577,549	81,536
Related deferred and current income taxes	(284,283)	(31,896)
Net gains transferred to the statement of comprehensive income on disposal	(137,055)	(76,435)
Related deferred and current income taxes	27,317	15,164
Balance at the end of the year	1,361,279	177,751

Hedging reserve

The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred (see Note 24 for the details).

Translation reserve

The translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations.

The Bank, as the parent bank, had applied in its separate financial statements a net investment hedge accounting for the exchange rate differences on the net investment risks on its foreign affiliates and its related financial liabilities in foreign currencies in the previous periods. The Bank prospectively discontinued this application as of 1 January 2009 within the framework of IFRIC 16 *Comment on Hedges of a Net Investment in a Foreign Operation*, effective for annual periods beginning on or after 1 October 2008.

Legal reserves

As per the decisions made at the annual general assemblies of the Bank and its affiliates, 5% of the prior year's net income is allocated to legal reserves. The reserves include legal reserves amounting to TL 383,638 thousands in total which are generated by annual appropriations amounting to 5% of the statutory income of the Bank and its affiliates until such reserves reach 20% of paid-in share capital (first legal reserves). Without limit, a further 10% of dividend distributions in excess of 5% of paid-in share capital appropriated to generate the legal reserves (second legal reserves). The legal reserves are restricted and are not available for distribution as dividends unless they exceed 50% of the share capital.

At the extraordinary general assembly of the Bank held on 3 September 2009, it was decided to distribute a dividend of TL 275,000 thousands to shareholders and to allocate TL 6,500 thousands to second legal reserves from retained earnings.

22 Fair value information

Fair value is the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation and best evidenced by a quoted market price.

The estimated fair values of financial instruments have been determined using available market information by the Bank, and where it exists, appropriate valuation methodologies. However, judgment is necessary required to interpret market data to determine the estimated fair value. Turkey has shown signs of an emerging market and has experienced a significant decline in the volume of activity in its

(Currency: Thousands of Turkish Lira (TL))

22 Fair value information (continued)

financial market. While management has used available market information in estimating the fair values of financial instruments, the market information may not be fully reflective of the value that could be realized in the current circumstances.

Management has estimated that the fair value of certain financial assets and liabilities are not materially different than their recorded values except for those of loans and advances to customers and investment securities. These financial assets and liabilities include loans and advances to banks, obligations under repurchase agreements, loans and advances from banks, and other short-term assets and liabilities that are of a contractual nature. Management believes that the carrying amount of these particular financial assets and liabilities approximates their fair value, partially due to the fact that it is practice to renegotiate interest rates to reflect current market conditions.

Fair value of loans and advances to customers is TL 55,049,638 thousands (2008: TL 53,874,335 thousands), whereas the carrying amount is TL 54,765,251 thousands (2008: TL 53,870,069 thousands) in the accompanying consolidated statement of financial position as at 31 December 2009.

Fair value of investment securities is TL 37,827,525 thousands (2008: TL 26,117,422 thousands), whereas the carrying amount is TL 37,237,584 thousands (2008: TL 26,112,129 thousands) in the accompanying consolidated statement of financial position as at 31 December 2009.

The table below analyses financial instruments carried at fair value, by valuation method:

2009	*Level 1*	*Level 2*	*Level 3*	*Total*
Financial assets at fair value through profit or loss	554,267	9,955	158,531	722,753
Accrued exchange gain on derivatives	150,192	491,908	362	642,462
Debt and other instruments available-for-sale	27,779,077	383,061	1,607,621	29,769,759
Investments in equity participations	15	-	50,926	50,941
Financial Assets at Fair Value	28,483,551	884,924	1,817,440	31,185,915
Accrued exchange losses on derivatives	136,426	207,804	669	344,899
Financial Liabilities at Fair Value	136,426	207,804	669	344,899

2008	*Level 1*	*Level 2*	*Level 3*	*Total*
Financial assets at fair value through profit or loss	191,139	13,638	359,360	564,137
Accrued exchange gain on derivatives	197,253	614,843	301	812,397
Debt and other instruments available-for-sale	16,142,966	477,859	1,706,922	18,327,747
Investments in equity participations	29	-	40,562	40,591
Financial Assets at Fair Value	16,531,387	1,106,340	2,107,145	19,744,872
Accrued exchange losses on derivatives	172,968	429,835	3,159	605,962
Financial Liabilities at Fair Value	172,968	429,835	3,159	605,962

Level 1 : quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2 : inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices)

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs)

(Currency: Thousands of Turkish Lira (TL))

23 Commitments and contingencies

In the ordinary course of business, the Bank and its affiliates undertake various commitments and incur certain contingent liabilities that are not presented in the accompanying consolidated financial statements, including letters of guarantee, acceptance credits and letters of credit. Commitments and contingent liabilities comprise the following:

	2009	*2008*
Letters of guarantee	12,160,346	11,012,449
Letters of credit	2,827,018	3,320,801
Acceptance credits	125,841	123,807
Others	-	110,000
	15,113,205	14,567,057

As at 31 December 2009, commitment for uncalled capital of affiliated companies amounts to TL 12,386 thousands (2008: TL 812 thousands).

As at 31 December 2009, commitments for unused credit limits for credit cards, overdrafts, cheques and loans to customers, and commitments for "credit linked notes" amount approximately to TL 18,373,576 thousands (2008: TL 17,520,902 thousands) in total.

As at 31 December 2009, commitments for the derivative transactions carried out on behalf of customers in the Turkish Derivatives Exchange amount to TL 487,046 thousands (2008: TL 340,676 thousands) in total.

As at 31 December 2009, commitment for purchase and sale of foreign currencies under spot, forwards, swaps, future rate agreements, options and forward agreements for gold trading amounts to TL 23,663,196 thousands (2008: TL 24,023,479 thousands), approximately 83% of which are due within a year.

The breakdown of outstanding commitments arising from derivatives is presented as follows:

	2009		*2008*	
	Purchases	*Sales*	*Purchases*	*Sales*
Forward agreements for customer dealing activities	418,894	794,089	615,838	893,999
Currency swap agreements for customer dealing activities	263,736	7,904	839,727	74,756
Options for customer dealing activities	2,142,552	213,907	214,852	216,481
Forward agreements for hedging purposes	930,718	133,869	685,667	205,272
Currency swap agreements for hedging purposes	7,007,320	3,143,517	6,574,919	7,498,424
Interest rate and credit default swap agreements	25,595	103,231	71,108	343,647
Interest rate, foreign currency and securities options	2,993,491	4,035,197	2,324,025	2,568,395
Forward rate agreements, foreign currency and interest rate futures	7,703	32,184	2,273	13,279
Forward agreements for gold trading	193,490	228,311	7,849	145,009
Spot foreign currency transactions	583,399	404,089	483,788	244,171
	14,566,898	9,096,298	11,820,046	12,203,433

The following tables summarize the contractual amounts of the forward, swap, futures and options contracts, with details of remaining periods to maturity. Foreign currency amounts are translated at rates ruling at the date of the statement of financial position. Monetary items denominated in foreign currencies are economically hedged using foreign currency derivative contracts. All gains and losses on foreign currency contracts are recognized in the statement of comprehensive income, except for

(Currency: Thousands of Turkish Lira (TL))

23 Commitments and contingencies (continued)

contracts of cash flow hedges as stated above. At 31 December 2009, approximately 100% of the net foreign currency open position of the consolidated statement of financial position was hedged through the use of foreign currency contracts (2008: 112%).

	Notional amount with remaining life of					
2009	*Up to 1 month*	*1 to 3 months*	*3 to 6 months*	*6 to 12 months*	*Over 1 year*	*Total*
Interest Rate Derivatives						
Interest rate swaps	5,862	12,406	4,577	105,300	681	128,826
Purchases	*4,247*	*11,507*	*2,025*	*7,135*	*681*	*25,595*
Sales	*1,615*	*899*	*2,552*	*98,165*	-	*103,231*
Interest rate futures	-	35,184	-	-	-	35,184
Purchases	-	*3,000*	-	-	-	*3,000*
Sales	-	*32,184*	-	-	-	*32,184*
Other Derivatives						
Securities, shares and index options	1,727	-	116,151	5,996	3,421,120	3,544,994
Purchases	*1,727*	-	*108,717*	-	*1,710,560*	*1,821,004*
Sales	-	-	*7,434*	*5,996*	*1,710,560*	*1,723,990*
Other forward contracts	308,082	99,648	14,071	-	-	421,801
Purchases	*123,529*	*55,890*	*14,071*	-	-	*193,490*
Sale	*184,553*	*43,758*	-	-	-	*228,311*
Currency Derivatives						
Spot exchange contracts	987,488	-	-	-	-	987,488
Purchases	*583,399*	-	-	-	-	*583,399*
Sales	*404,089*	-	-	-	-	*404,089*
Forward exchange contracts	1,383,752	287,371	338,168	151,451	116,828	2,277,570
Purchases	*913,923*	*155,915*	*133,290*	*106,478*	*40,006*	*1,349,612*
Sales	*469,829*	*131,456*	*204,878*	*44,973*	*76,822*	*927,958*
Currency/cross currency swaps	6,300,930	1,809,091	1,295,272	533,592	483,592	10,422,477
Purchases	*4,676,713*	*624,434*	*970,536*	*515,781*	*483,592*	*7,271,056*
Sales	*1,624,217*	*1,184,657*	*324,736*	*17,811*	-	*3,151,421*
Options	2,798,193	1,238,261	968,563	835,136	-	5,840,153
Purchases	*2,126,051*	*503,288*	*340,066*	*345,634*	-	*3,315,039*
Sales	*672,142*	*734,973*	*628,497*	*489,502*	-	*2,525,114*
Foreign currency futures	-	4,181	522	-	-	4,703
Purchases	-	*4,181*	*522*	-	-	*4,703*
Sale	-	-	-	-	-	-
Subtotal Purchases	8,429,589	1,358,215	1,569,227	975,028	2,234,839	14,566,898
Subtotal Sales	3,356,445	2,127,927	1,168,097	656,447	1,787,382	9,096,298
Total of Transactions	11,786,034	3,486,142	2,737,324	1,631,475	4,022,221	23,663,196

(Currency: Thousands of Turkish Lira (TL))

23 **Commitments and contingencies** (continued)

	Notional amount with remaining life of					
2008	***Up to 1 month***	***1 to 3 months***	***3 to 6 months***	***6 to 12 months***	***Over 1 year***	***Total***
Interest Rate Derivatives						
Interest rate swaps	3,105	17,728	182,942	194,733	16,247	414,755
Purchases	*705*	*12,124*	*26,473*	*16,606*	*15,200*	*71,108*
Sales	*2,400*	*5,604*	*156,469*	*178,127*	*1,047*	*343,647*
Interest rate futures	-	4,709	1	-	-	4,710
Purchases	-	-	*1*	-	-	*1*
Sales	-	*4,709*	-	-	-	*4,709*
Other Derivatives						
Securities, shares and index options	-	-	68,200	30,969	1,692,640	1,791,809
Purchases	-	-	*68,200*	*10,642*	*846,320*	*925,162*
Sales	-	-	-	*20,327*	*846,320*	*866,647*
Other forward contracts	128,009	15,974	8,875	-	-	152,858
Purchases	*5,970*	*1,879*	-	-	-	*7,849*
Sale	*122,039*	*14,095*	*8,875*	-	-	*145,009*
Currency Derivatives						
Spot exchange contracts	727,959	-	-	-	-	727,959
Purchases	*483,788*	-	-	-	-	*483,788*
Sales	*244,171*	-	-	-	-	*244,171*
Forward exchange contracts	1,102,185	712,221	211,708	198,808	175,854	2,400,776
Purchases	*661,873*	*333,970*	*139,056*	*98,498*	*68,108*	*1,301,505*
Sales	*440,312*	*378,251*	*72,652*	*100,310*	*107,746*	*1,099,271*
Currency/cross currency swaps	7,022,439	3,030,341	1,925,012	2,148,225	861,809	14,987,826
Purchases	*2,570,681*	*1,438,698*	*880,855*	*1,754,017*	*770,395*	*7,414,646*
Sales	*4,451,758*	*1,591,643*	*1,044,157*	*394,208*	*91,414*	*7,573,180*
Options	1,344,168	764,560	748,252	649,095	25,869	3,531,944
Purchases	*515,908*	*404,703*	*414,572*	*266,926*	*11,606*	*1,613,715*
Sales	*828,260*	*359,857*	*333,680*	*382,169*	*14,263*	*1,918,229*
Foreign currency futures	-	10,842	-	-	-	10,842
Purchases	-	*2,272*	-	-	-	*2,272*
Sale	-	*8,570*	-	-	-	*8,570*
Subtotal Purchases	4,238,925	2,193,646	1,529,157	2,146,689	1,711,629	11,820,046
Subtotal Sales	6,088,940	2,362,729	1,615,833	1,075,141	1,060,790	12,203,433
Total of Transactions	10,327,865	4,556,375	3,144,990	3,221,830	2,772,419	24,023,479

(Currency: Thousands of Turkish Lira (TL))

24 Financial risk management disclosures

This section provides details of the Bank and its affiliates' exposure to risk and describes the methods used by management to control risk. The most important types of financial risk to which the Bank and its affiliates are exposed, are credit risk, liquidity risk, market risk and operational risk. Market risk is the risk that changes in market prices, such as interest rates, equity prices, foreign exchange rates and credit spreads (not relating to changes in the obligor's/issues's credit standing) that affect the Bank's income or the value of its holdings of financial instruments.

The nature of the risks and the approach to managing risk differs fundamentally between the trading and non-trading portfolios; section 24.2 contains risk management information related to the trading portfolio and section 24.3 deals with the non-trading portfolio.

Risk management framework

Developing risk management policies and strategies, and controlling these functions are among the responsibilities of the Board of Directors. Consequently, the Risk Management Department, which carries out the risk management activities and works independently from executive activities, report directly to the Board of Directors.

The Board of Directors monitors the effectiveness of the risk management system through the audit committee, other related committees and senior management.

The Bank's risk management policy is established on its maintainable long term, value adding growth strategy. This policy is measuring risks with the methods in compliance with its activities and international standards, and optimal allocation of economic capital to business lines considering the risk-return balance.

The Risk Management System consists of all the mechanisms related to establishment of standards, information flow, determination of the compliance with standards, decision making and applications processes; which were put into practice by the Board of Directors in order to monitor, control and change when deemed necessary the risk-return structure and the future cash flows of the Bank and the quality and the level of related activities.

The risks are measured with the internationally accepted methodologies in compliance with local and international regulations, the Bank's structure, policy and procedures. The risks are assessed in a continuously developing manner. The Bank, through its training and management standards and procedures, aims to manage those risks effectively. At the same time, studies for compliance with the international banking applications, such as Basel II, are carried out.

In order to ensure the compliance with the rules altered pursuant to the Articles 23, 29 and 31 of the Turkish Banking Law No. 5411 and the Articles 36 and 43 of Regulation on Internal Systems within the Banks, dated 1 November 2006, the Bank revised the current written policies and implementation procedures regarding management of each risk encountered in its activities in February 2007.

The Bank has purchased an integrated software system to place better risk management and Basel II applications in order to support and improve risk management activities. The Bank aims to establish the Basel II applications in line with BRSA's roadmap.

24 Financial risk management disclosures (continued)

Audit Committee

The Audit Committee consists of two members of the Board of Directors who do not have any executive functions. The Audit Committee, which was established to assist the Board of Directors in its auditing and supervising activities, is responsible for:

- The supervision of the efficiency and effectiveness of the internal control, risk management and internal audit systems of the Bank, functioning of these systems as well as accounting and reporting systems within the framework of related procedures, and the integrity of information generated;
- The preliminary assessment on the selection process of independent audit firms and the systematic monitoring of the activities of these companies;
- The maintenance and coordination of the internal audit functions of corporations subject to consolidated internal audits.

Other Committees

Market, credit and operational sub-risk committees have been established in order to support the implementation of risk management systems within the Bank by sharing information with the involved units.

24.1 Derivative financial instruments

The Bank and its affiliates enter into a variety of derivative financial instruments for hedging and risk management purposes. This note describes the derivatives used. Further details of the objectives and strategies in the use of derivatives are set out in the sections of this note on non-trading activities. Details of the nature and terms of derivative instruments outstanding at the dates of the statements of financial position are set out in Note 23. Derivative financial instruments used include swaps, futures, forwards, options and other similar types of contracts whose value changes in response to changes in interest rates, foreign exchange rates and gold prices. Derivatives are individually negotiated over-the-counter contracts. A description of the main types of derivative instruments used is set out below:

Swaps

Swaps are over-the-counter agreements to exchange future cash flows based upon agreed notional amounts. Most commonly used swaps are currency swaps. The Bank and its affiliates are subject to credit risk arising from the respective counterparties' failure to perform. Market risk arises from the possibility of unfavorable movements in market rates relative to the contractual rates of the contract.

Futures and forwards

Futures and forward contracts are commitments to either purchase or sell a designated financial instrument, currency, commodity or an index at a specified future date for a specified price and may be settled in cash or another financial asset. Futures are standardized exchange-traded contracts whereas forwards are individually traded over-the-counter contracts. Initial margin requirements for futures are met in cash or other instruments, and changes in the future contract values are settled daily. Therefore credit risk is limited to the net positive change in the market value for a single day. Futures contracts have little credit risk because the counterparties are clearing houses. Forward contracts result in credit exposure to the counterparty. Futures and forward contracts both result in exposure to market risk based on changes in market prices relative to contracted amounts.

24 Financial risk management disclosures (continued)

Options

Options are derivative financial instruments that give the buyer, in exchange for a premium payment, the right, but not the obligation, to either purchase from (call option) or sell (put option) to the writer a specified underlying at a specified price on or before a specified date. The Bank enters into foreign exchange, bond, equity index, interest rate options, not only vanilla options but also exotic options. Foreign currency options provide protection against rising or falling currency rates. The Bank as a buyer of over-the-counter options is subject to market risk and credit risk since the counterparty is obliged to make payments under the terms of the contract if the Bank exercises the option. As the writer of over-the-counter options, the Bank is subject to market risk only since it is obliged to make payments if the option is exercised.

24.2 Trading activities

The Bank and its affiliates maintain active trading positions in non-derivative financial instruments. Most of the trading activities are customer driven. In anticipation of customer demand, an inventory of capital market instruments is carried and access to market liquidity is maintained by quoting bid and offer prices to and trading with other market makers. Positions are also taken in the interest rate, foreign exchange, debt and equity markets based on expectations of future market conditions. These activities constitute the proprietary trading business and enable the Bank and its affiliates to provide customers with capital market products at competitive prices. As trading strategies depend on both market-making and proprietary positions, given the relationships between instruments and markets, those are managed in concert to maximize net trading income. Trading activities are managed by type of risk involved and on the basis of the categories of trading instruments held.

Counterparty credit risk

The Bank and its affiliates' counterparty credit exposure at the date of the statement of financial position from financial instruments held or issued for trading purposes is represented by the fair value of instruments with a positive fair value at that date, as recorded on the statement of financial position. Notional amounts disclosed in the notes to the financial statements do not represent the amounts to be exchanged by the parties to derivatives and do not measure the exposure to credit or market risks. The amounts to be exchanged are based on the terms of the derivatives.

The risk that counterparties to trading instruments might default on their obligations is monitored on an ongoing basis. In monitoring credit risk exposure, consideration is given to trading instruments with a positive fair value and to the volatility of the fair value of trading instruments. To manage the level of credit risk, the Bank and its affiliates deal with counterparties of good credit standing, enter into master netting agreements whenever possible, and when appropriate, obtain collateral. Master netting agreements provide for the net settlement of contracts with the same counterparty in the event of default.

Market risk

All trading instruments are subject to market risk, the risk that future changes in market conditions may make an instrument less valuable or more onerous. The instruments are recognized at fair value, and all changes in market conditions directly affect net trading income.

The Bank and its affiliates manage its use of trading instruments in response to changing market conditions. Exposure to market risk is formally managed in accordance with risk limits set by board of directors by buying or selling instruments or entering into offsetting positions.

(Currency: Thousands of Turkish Lira (TL))

24 Financial risk management disclosures (continued)

24.3 Non-trading activities

Below is a discussion of the various risks the Bank and its affiliates are exposed to as a result of its non-trading activities and the approach taken to manage those risks.

Liquidity risk

Liquidity risk arises in the general funding of the Bank and its affiliates' activities and in the management of positions. It includes both the risk of being unable to fund assets at appropriate maturities and rates and the risk of being unable to liquidate an asset at a reasonable price and in an appropriate time frame.

The Bank's approach to managing liquidity is to ensure, as for as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Bank's reputation. Funds are raised using a broad range of instruments including deposits, syndications, securitizations, bonds issuance, other funding sources and share capital. This enhances funding flexibility, limits dependence on any one source of funds and generally lowers the cost of funds. The Bank strives to maintain a balance between continuity of funding and flexibility through the use of liabilities with a range of maturities. Liquidity risk is continuously assessed through identifying and monitoring changes in funding required for meeting business goals and targets set in terms of the overall strategy. In addition, a portfolio of liquid assets is held as a part of the Bank's liquidity risk management strategy.

Exposure to liquidity risk

The calculation method used to measure the banks compliance with the liquidity limit is set by BRSA. Currently, this calculation is performed on a bank only basis. In November 2006, BRSA issued a new communiqué on the measurement of liquidity adequacy of banks. The legislation requires the banks to meet minimum 80% liquidity ratio of foreign currency assets/liabilities and minimum 100% liquidity ratio of total assets/liabilities on a weekly and monthly basis effective from 1 June 2007. The Bank's liquidity ratios for the years 2009 and 2008 are as follows:

	2009			
	First Maturity Bracket (Weekly)		*Second Maturity Bracket (Monthly)*	
	FC	*FC + TL*	*FC*	*FC + TL*
Average (%)	140.51	175.51	99.52	117.84

	2008			
	First Maturity Bracket (Weekly)		*Second Maturity Bracket (Monthly)*	
	FC	*FC + TL*	*FC*	*FC + TL*
Average (%)	168.14	149.56	110.42	108.99

The Bank's banking affiliate in Holland is subject to a similar liquidity measurement, however the Dutch Central Bank does not impose limits, rather monitors the banks' overall liquidity position to ensure there is no significant deterioration in the liquidity of the banks.

The Bank's banking affiliate in Russia is subject to three levels of liquidity requirement since 2004; instant liquidity of minimum 15%, current liquidity of minimum 50% and long-term liquidity of maximum 120%.

(Currency: Thousands of Turkish Lira (TL))

The following table provides an analysis of monetary assets and monetary liabilities of the consolidated entities into relevant maturity groupings based on the remaining periods to repayment:

	31 December 2009						*31 December 2008*					
	Up to 1 month	*1 to 3 months*	*3 to 12 months*	*1 to 5 years*	*Over 5 year*	*Total*	*Up to 1 month*	*1 to 3 months*	*3 to 12 months*	*1 to 5 years*	*Over 5 year*	*Total*
MONETARY ASSETS												
Turkish Lira												
Cash and balances with central banks	3,843,873	-	-	-	-	3,843,873	2,519,678	-	-	-	-	2,519,678
Financial assets at fair value through profit or loss	49,826	8,427	291,207	93,871	99	443,430	22,173	2,230	40,665	87,929	2,267	155,264
Loans and advances to banks	1,851,747	190,096	228,464	1,910,000	-	4,180,307	739,727	40,897	71,053	936,707	-	1,788,384
Loans and advances to customers	9,926,592	2,979,534	3,173,092	8,830,287	2,392,225	27,301,730	9,207,023	3,509,951	2,938,457	7,940,741	2,308,772	25,904,944
Accrued exchange gain on derivatives	217,911	259,098	36,024	27,099	-	540,132	39,404	80,084	454,129	96,835	2,226	672,678
Other assets	153,689	1,377,319	459	913	2,884	1,535,264	192,176	920,753	16	5	6,530	1,119,480
Security investments	38,049	1,555,317	7,433,171	20,638,536	1,749,187	31,414,260	77,398	1,094,374	2,103,031	17,051,920	790,999	21,117,722
Deferred tax asset	-	-	-	153,915	-	153,915	-	-	-	102,031	-	102,031
Total Turkish Lira monetary assets	16,081,687	6,369,791	11,162,417	31,654,621	4,144,395	69,412,911	12,797,579	5,648,289	5,607,351	26,216,168	3,110,794	53,380,181
Foreign currency												
Cash and balances with central banks	1,735,325	-	-	-	-	1,735,325	1,452,855	-	-	-	-	1,452,855
Financial assets at fair value through profit or loss	112,005	44,888	113,551	4,144	4,735	279,323	85,930	3,052	125,437	187,228	7,226	408,873
Loans and advances to banks	1,933,636	1,152,365	811,806	237,566	2,451,367	6,586,740	3,736,536	262,072	1,127,298	313,532	776,419	6,215,857
Loans and advances to customers	1,544,165	2,695,080	5,750,221	7,807,238	9,421,658	27,218,362	1,272,896	2,782,704	6,070,877	8,346,844	9,304,124	27,777,445
Accrued exchange gain on derivatives	57,125	17,478	17,406	10,321	-	102,330	19,323	64,654	33,284	19,286	3,172	139,719
Other assets	2,130,987	1,985	4,902	6,255	4,209	2,148,338	1,743,174	956	5,036	6,333	14,528	1,770,027
Security investments	268,799	151,742	659,963	2,087,407	2,655,413	5,823,324	56,669	36,985	412,004	1,874,347	2,614,402	4,994,407
Deferred tax asset	-	-	-	-	-	-	-	-	-	17,714	-	17,714
Total foreign currency monetary assets	7,782,042	4,063,538	7,357,849	10,152,931	14,537,382	43,893,742	8,367,383	3,150,423	7,773,936	10,765,284	12,719,871	42,776,897
Total Monetary Assets	23,863,729	10,433,329	18,520,266	41,807,552	18,681,777	113,306,653	21,164,962	8,798,712	13,381,287	36,981,452	15,830,665	96,157,078
MONETARY LIABILITIES												
Turkish Lira												
Deposits	32,118,933	3,782,795	324,057	44,667	-	36,270,452	26,490,260	2,273,438	255,104	99,786	-	29,118,588
Obligations under repurchase agreements	9,804,642	368	416,428	155,813	-	10,377,251	9,880,488	325	-	571,711	-	10,452,524
Loans and advances from banks	962,021	29,627	91,362	2,284,461	766,690	4,134,161	788,187	101,421	359,391	697,630	790,327	2,736,956
Subordinated liabilities	-	-	-	-	-	-	-	-	-	-	-	-
Accrued exchange loss on derivatives	60,393	44,361	49,821	11,558	52,327	218,460	51,938	94,122	274,735	101,872	23,660	546,327
Other liabilities and accrued expenses	2,496,402	6,422	1,825,929	164,592	601,832	5,095,177	2,042,108	1,553	1,382,351	193,635	332,116	3,951,763
Total Turkish Lira monetary liabilities	45,442,391	3,863,573	2,707,597	2,661,091	1,420,849	56,095,501	39,252,981	2,470,859	2,271,581	1,664,634	1,146,103	46,806,158
Foreign currency												
Deposits	26,649,859	2,702,368	2,122,059	928,193	108,433	32,510,912	23,472,334	2,078,233	2,107,100	1,076,571	104,261	28,838,499
Obligations under repurchase agreements	387,478	-	-	-	-	387,478	285,792	192,877	221,987	-	0	700,656
Loans and advances from banks	204,548	301,499	4,228,298	3,687,774	3,022,015	11,444,134	273,750	433,303	4,712,709	3,246,269	2,040,596	10,706,627
Subordinated liabilities	14,493	15,019	1,810	8,721	950,400	990,443	798	571	51,900	99,839	794,422	947,530
Accrued exchange loss on derivatives	49,871	18,437	28,850	29,281	-	126,439	10,788	15,484	14,559	18,673	131	59,635
Other liabilities and accrued expenses	111,852	51,391	37,450	10,554	5,202	216,449	105,363	53,797	59,043	30	7,495	225,728
Total foreign currency monetary liabilities	27,418,101	3,088,714	6,418,467	4,664,523	4,086,050	45,675,855	24,148,825	2,774,265	7,167,298	4,441,382	2,946,905	41,478,675
Total Monetary Liabilities	72,860,492	6,952,287	9,126,064	7,325,614	5,506,899	101,771,356	63,401,806	5,245,124	9,438,879	6,106,016	4,093,008	88,284,833

(Currency: Thousands of Turkish Lira (TL))

24 Financial risk management disclosures (continued)

Contractual maturity analysis of liabilities according to remaining maturities

The remaining maturities table of the contractual liabilities includes the undiscounted future cash outflows for the principal amounts of the Bank and its financial affliates' financial liabilities as per their earliest likely contractual maturities.

	31 December 2009							
	Carrying Value	*Nominal Principal Outflows*	*Demand*	*Up to 1 Month*	*1 to 3 Months*	*3 to 12 Months*	*1 to 5 Years*	*Over 5 Years*
Deposits	68,781,364	68,532,233	14,165,598	44,437,944	6,450,125	2,409,420	961,106	108,040
Obligations under repurchase agreements	10,764,729	10,705,561	-	10,155,193	368	400,000	150,000	-
Loans and advances from banks	15,578,295	15,335,083	-	1,163,866	318,726	4,299,299	5,843,529	3,709,663
Subordinated liabilities	990,443	965,822	-	14,492	15,019	1,811	8,721	925,779
Total Monetary Liabilities	96,114,831	95,538,699	14,165,598	55,771,495	6,784,238	7,110,530	6,963,356	4,743,482

	31 December 2008							
	Carrying Value	*Nominal Principal Outflows*	*Demand*	*Up to 1 Month*	*1 to 3 Months*	*3 to 12 Months*	*1 to 5 Years*	*Over 5 Years*
Deposits	57,957,087	57,574,216	10,585,743	39,053,787	4,325,748	2,382,093	1,109,628	117,217
Obligations under repurchase agreements	11,153,180	11,091,707	-	10,135,480	189,217	217,010	550,000	-
Loans and advances from banks	13,443,583	13,154,879	-	1,055,198	527,853	5,036,554	3,809,047	2,726,227
Subordinated liabilities	947,530	923,549	-	-	-	-	165,047	758,502
Total Monetary Liabilities	83,501,380	82,744,351	10,585,743	50,244,465	5,042,818	7,635,657	5,633,722	3,601,946

Market risk

Interest rate risk: The Bank and its affiliates' operations are subject to the risk of interest rate fluctuations to the extent that interest-earning assets (including investments) and interest-bearing liabilities mature or reprice at different times or in differing amounts. In the case of floating rate assets and liabilities the Bank and its affiliates are also exposed to basis risk, which is the difference in repricing characteristics of the various floating rate indices, such as the deposit rate and libor and different types of interest. Treasury activities are aimed at optimizing net interest income, given market interest rate levels consistent with the Bank's business strategies.

Asset-liability risk management activities are conducted in the context of the Bank's sensitivity to interest rate changes. In general, as common in current economic environment, the consolidated financial statements are liability sensitive because its interest-earning assets have a longer duration and reprice slightly less frequently than interest-bearing liabilities. This means that in rising interest rate environments, margins earned will narrow as liabilities reprice. However, the actual effect will depend on a number of factors, including the extent to which repayments are made earlier or later than the contracted dates and variations in interest rate sensitivity within repricing periods and among currencies.

Interest rate derivatives are primarily used to bridge the mismatch in the repricing of assets and liabilities. This is done in accordance with the guidelines established by the Bank's asset-liability management committee.

24 Financial risk management disclosures (continued)

Some assets have indefinite maturities or interest rate sensitivities and are not readily matched with specific liabilities. Those assets are funded through liability pools based on the assets' estimated maturities and repricing characteristics.

Part of the Bank's return on financial instruments is obtained from controlled mismatching of the dates on which interest receivable on assets and interest payable on liabilities are next reset to market rates or, if earlier, the dates on which the instruments mature.

(Currency: Thousands of Turkish Lira (TL))

The following table provides an analysis of interest rate sensivity of monetary assets and monetary liabilities of the consolidated entities into relevant maturity groupings:

	31 December 2009						
	Up to 1 month	*1 to 3 months*	*3 to 12 months*	*1 to 5 years*	*Over 5 year*	*Non-Interest Bearing*	*Total*
MONETARY ASSETS							
Cash and balances with central banks	3,351,365	-	-	-	-	2,227,833	5,579,198
Financial assets at fair value through profit or loss	34,081	56,454	398,212	88,691	4,393	140,922	722,753
Loans and advances to banks	4,137,538	3,758,610	1,892,926	20,173	-	957,800	10,767,047
Loans and advances to customers	16,357,657	9,017,763	12,956,187	10,795,744	4,594,967	797,774	54,520,092
Other assets	15,921	459	5,364	7,168	7,093	4,290,059	4,326,064
Security investments	9,552,720	7,121,971	8,608,275	6,833,422	1,869,226	3,251,970	37,237,584
Deferred tax asset	-	-	-	-	-	153,915	153,915
Total Monetary Assets	33,449,282	19,955,257	23,860,964	17,745,198	6,475,679	11,820,273	113,306,653
MONETARY LIABILITIES							
Deposits	46,284,665	6,497,116	3,468,519	704,054	403	11,826,607	68,781,364
Obligations under repurchase agreements	10,155,173	368	400,000	149,999	-	59,189	10,764,729
Loans and advances from banks	7,692,537	4,584,984	2,545,438	512,125	-	243,211	15,578,295
Subordinated liabilities	13,919	78,421	852,646	8,427	12,410	24,620	990,443
Other liabilities and accrued expenses	-	-	-	-	-	5,656,525	5,656,525
Total Monetary Liabilities	64,146,294	11,160,889	7,266,603	1,374,605	12,813	17,810,152	101,771,356

	31 December 2008						
	Up to 1 month	*1 to 3 months*	*3 to 12 months*	*1 to 5 years*	*Over 5 year*	*Non-Interest Bearing*	*Total*
MONETARY ASSETS							
Cash and balances with central banks	212,283	-	-	-	-	3,760,250	3,972,533
Financial assets at fair value through profit or loss	57,294	8,626	164,468	267,560	9,169	57,020	564,137
Loans and advances to banks	3,778,517	1,109,182	1,984,869	85,626	-	1,046,047	8,004,241
Loans and advances to customers	22,171,170	5,854,812	8,613,797	11,118,960	4,777,650	1,146,000	53,682,389
Other assets	1,713,148	301	5,052	6,338	21,056	1,956,009	3,701,904
Security investments	1,461,403	7,793,738	5,410,603	7,904,237	1,751,035	1,791,113	26,112,129
Deferred tax asset	-	-	-	-	-	119,745	119,745
Total Monetary Assets	29,393,815	14,766,659	16,178,789	19,382,721	6,558,910	9,876,184	96,157,078
MONETARY LIABILITIES							
Deposits	40,660,124	4,446,989	3,207,854	650,287	-	8,991,833	57,957,087
Obligations under repurchase agreements	10,135,486	189,213	217,010	549,999	-	61,472	11,153,180
Loans and advances from banks	7,704,272	3,079,578	1,856,570	511,382	3,076	288,705	13,443,583
Subordinated liabilities	13,283	838,354	61,398	7,106	3,408	23,981	947,530
Other liabilities and accrued expenses	-	-	-	-	-	4,783,453	4,783,453
Total Monetary Liabilities	58,513,165	8,554,134	5,342,832	1,718,774	6,484	14,149,444	88,284,833

(Currency: Thousands of Turkish Lira (TL))

24 Financial risk management disclosures (continued)

The following table indicates the effective interest rates by major currencies for the major components of the consolidated statement of financial position for the years 2009 and 2008:

	2009			
	US$ %	*EUR* %	*TL* %	*Other Currencies* %
Assets				
Loans and advances to banks	0-8	1-7	7-11	3-12
Debt and other fixed or floating income instruments	6	4	14	-
Loans and advances to customers	3-17	1-17	7-27	1-23
Liabilities				
Deposits:				
- Foreign currency deposits	1-8	2-8	-	2-11
- Bank deposits	0-8	1-7	7	3-6
- Saving deposits	-	-	3-14	-
- Commercial deposits	-	-	3-16	-
- Public and other deposits	-	-	9	-
Obligations under repurchase agreements	5	-	7	5-8
Loans and advances from banks	2-6	1-6	7-12	3

	2008			
	US$ %	*EUR* %	*TL* %	*Other Currencies* %
Assets				
Loans and advances to banks	0-7	1-8	15-23	-
Debt and other fixed or floating income instruments	7	7	20	-
Loans and advances to customers	2-19	3-19	17-35	6-22
Liabilities				
Deposits:				
- Foreign currency deposits	1-7	2-8	-	2-11
- Bank deposits	2-7	2-7	15-18	1
- Saving deposits	-	-	16-22	-
- Commercial deposits	-	-	16-24	-
- Public and other deposits	-	-	22	-
Obligations under repurchase agreements	3-5	4-7	15	10
Loans and advances from banks	3-8	5-7	15-21	2

(Currency: Thousands of Turkish Lira (TL))

24 Financial risk management disclosures (continued)

The market risk arising from trading transactions is calculated via Value at Risk (VaR). In addition to this, the stress tests and scenario analysis are performed. The interest rate risk of the statement of financial position is monitored with methods such as static duration, gap and sensitivity analysis.

Internal limits are set as well as legal limits in order to restrict market risk; value at risk limits for trading portfolio, position limits set for trading desks, single transaction limits set for traders and stop-loss limits. Approval, update, monitoring, override and warning procedures of these limits are put into practice and changed with the approval of the Board of Directors.

As a part of the duration-gap analysis, the bank-only sensitivity analysis for a +/-1 point change in the present values of interest sensitive balance sheet items excluding trading and available-for-sale portfolios and for a +/-5% point change in the foreign currency exchange rates used for foreign currency position and derivative transactions as of 31 December 2009 is provided in the table below:

Sensitivity analysis for TL interest rates:

Stress applied	***Change in portfolio value***
(+) %1	(74,663)
(-) %1	75,211

Sensitivity analysis for FC interest rates:

Stress applied	***Change in portfolio value***
(+) %1	(143,505)
(-) %1	161,347

Sensitivity analysis for FX rates:

Stress applied	***Change in foreign exchange resut***
(+) %5	10,637
(-) %5	22,195

The consolidated value at market risks as of 31 December 2009 and 2008 calculated as per the statutory consolidated financial statements prepared for BRSA reporting purposes within the scope of "Regulation on Measurement and Assessment of Capital Adequacy Ratios of Banks" published in Official Gazette no.26333 dated 1 November 2006, are as follows:

	2009			***2008***		
	Average	***Highest***	***Lowest***	***Average***	***Highest***	***Lowest***
Interest rates risk	4,154,963	4,918,525	3,672,500	2,949,982	3,672,500	1,197,599
Common share risk	134,243	194,213	99,300	135,565	200,888	50,527
Currency risk	321,835	470,113	215,850	185,936	226,325	155,075
Option risk	359,468	587,950	122,325	214,980	353,475	122,325
Total value at risk	4,970,509	6,170,801	4,109,975	3,486,463	4,453,188	1,525,526

Exposure to interest rate risk – non-trading portfolios

The Bank that had already started working on risk management area before the regulations on Bank's Internal Control and Risk Management Systems and Measurement and Assessment of Capital Adequacy Ratios of Banks issued by the BRSA in February 2001, restructured its internal systems in accordance with the related regulations under the responsibility of the board of directors and currently works accordingly.

24 Financial risk management disclosures (continued)

In order to comply with the regulations, the Bank revisited its activities related with market risk management in accordance with "Regulation on Bank's Internal Control and Risk Management Systems" and "Regulation on Measurement and Assessment of Capital Adequacy Ratios of Banks" published in Official Gazette no. 26333 dated 1 November 2006.

The risk policies defined for the Bank's market risk exposure and the applications are approved and reviewed regularly by the board of directors.

The top management is responsible for applying risk policies, principles and application procedures approved by the board of directors, ensuring timely and reliable reporting to the board of directors about the important risks identified, assessing internal control, internal audit and risk reports prepared for departments and either eliminating risks, deficiencies or defects identified in these departments or taking the necessary precautions to prevent those and participating in determination of risk limits.

The board of directors follows up the effectiveness of risk management systems through audit committee, related other committees and top management, and take decisions in the light of various risk reports and the assessments made by audit committee. The board of directors is responsible of healthy performance of internal systems.

Market risks arising from trading transactions are measured by internal risk measurement model using value at risk (VaR) methodology. In the VaR calculations, trading and available-for-sale portfolios are taken into account. VaR is calculated by three different methods, namely historical simulation, monte carlo simulation and parametric method. The Bank takes the historical VaR results as the basis for the internal management of market risk and determination of limits. The calculations made according to other two methods are used for comparison and monitoring purposes. In the VaR calculation, one year historical market data set is used, and 99% confidence interval and one-day retention period are taken into account. In order to test the reliability of the VaR model, back tests are performed. Stress tests and scenario analysis are also applied in order to reflect the effects of prospective severe market fluctuations in the VaR calculations.

In the quantification of market risk arising from maturity mismatches of assets and liabilities, duration and gap analysis are also used. In duration analysis, the present values of interest sensitive asset and liability items are calculated based on their cash flows and yield curves developed from market interest rates. The results are supported by the sensitivity and scenario analysis performed periodically due to the prospective fluctuations in markets.

The capital requirement for general market risk and specific risks is calculated using the standard method defined by the "Regulation on Measurement and Assessment of Capital Adequacy Ratios of Banks" and reported monthly.

Currency risk

The Bank and its affiliates are exposed to currency risk through transactions in foreign currencies and through its investment in foreign operations.

The Bank and its affiliates' main foreign operations are in Holland and Moscow. The measurement currencies of its operations are Euro and US Dollars. As the currency in which the Bank presents its consolidated financial statements is TL, the consolidated financial statements are affected by currency exchange rate fluctuations against TL.

The Bank finances a significant proportion of its net investment in foreign operations with borrowings in the same currencies as the relevant measurement currencies to mitigate its currency risk. Currency swaps are also used to match the currency of some of its other borrowings to the measurement currencies involved.

(Currency: Thousands of Turkish Lira (TL))

24 Financial risk management disclosures (continued)

The Bank and its affiliates' transactional exposures give rise to foreign currency gains and losses that are recognized in the statement of comprehensive income. These exposures comprise the monetary assets and monetary liabilities that are not denominated in the measurement currency of the Bank involved, excluding borrowings treated as hedges of net investments in foreign operations. These exposures are as follows:

	2009			
	US$	EUR	Other Currencies	Total
Assets				
Cash and balances with central banks	201,270	1,486,493	47,562	1,735,325
Financial assets at fair value through profit or loss	116,360	53,088	109,875	279,323
Loans and advances to banks	3,617,909	2,855,044	113,787	6,586,740
Loans and advances to customers	16,595,822	9,723,454	961,373	27,280,649
Other assets	1,764,619	593,985	30,099	2,388,703
Investment securities	4,647,766	828,512	347,046	5,823,324
Investments in equity participations	-	681	-	681
Tangible assets	248	83,353	45,041	128,642
Deferred tax asset	-	-	-	-
Total Assets	26,943,994	15,624,610	1,654,783	44,223,387
Liabilities				
Deposits	16,984,523	14,145,545	1,380,844	32,510,912
Obligations under repurchase agreements	157,453	-	230,025	387,478
Loans and advances from banks	6,853,671	4,582,132	8,331	11,444,134
Current and deferred tax liability	-	9,621	1,575	11,196
Subordinated liabilities	766,434	224,009	-	990,443
Other liabilities and accrued expenses	142,329	164,016	25,347	331,692
Total Liabilities	24,904,410	19,125,323	1,646,122	45,675,855
Net Statement of Financial Position	2,039,584	(3,500,713)	8,661	(1,452,468)
Net Off Balance Sheet Position	(2,403,384)	3,731,707	117,015	1,445,338
Net Long/(Short) Position	(363,800)	230,994	125,676	(7,130)

	2008			
	US$	EUR	Other Currencies	Total
Total Assets	28,718,124	13,236,609	1,034,830	42,989,563
Total Liabilities	23,201,218	17,321,887	955,570	41,478,675
Net Statement of Financial Position	5,516,906	(4,085,278)	79,260	1,510,888
Net Off Balance Sheet Position	(5,762,984)	4,080,591	(10,020)	(1,692,413)
Net Long/(Short) Position	(246,078)	(4,687)	69,240	(181,525)

24 Financial risk management disclosures (continued)

For the purposes of the evaluation of the table above, the figures represent the TL equivalent of the related hard currencies.

The short positions in the statement of financial position shown in the table above are hedged by currency swaps, forward contracts and other derivatives entered into to manage these currency exposures. In respect of monetary assets and liabilities in foreign currencies that are not economically hedged, the Bank and its affiliates ensure that their net exposures are kept to an acceptable level by buying and selling foreign currencies at spot rates when considered appropriate.

The net amount of Russian Rubles denominated assets and liabilities as included in the above table at their TL equivalents, is a net asset of TL 137,937 thousands at 31 December 2009 (2008: TL 90,379 thousands).

Credit risk

The Bank and its affiliates are subject to credit risk through its trading, lending, hedging and investing activities and in cases where they act as intermediaries on behalf of customers or other third parties or issues guarantees.

Credit risk associated with trading and investing activities is managed through the Bank's market risk management process.

The Bank and its affiliates' primary exposures to credit risk arise through its loans and advances. The amount of credit exposure in this regard is represented by the carrying amounts of these assets on the statement of financial position. The Bank developed a statistical-based internal risk rating model for its credit portfolio of corporate/commercial/medium-size companies. This internal risk rating model has been in use for customer credibility assessment since 2003. Risk rating has become a requirement for loan applications, and ratings are used both to determine branch managers' credit authorization limits and in credit assessment process.

The Bank and its affiliates are exposed to credit risk on various other financial assets, including derivative instruments used for hedging and debt investments. The current credit exposure in respect of these instruments is equal to the carrying amount of these assets in the statement of financial position. In addition, the Bank and its affiliates are exposed to off balance sheet credit risk through guarantees issued (Note 23).

The risk that counterparties to both derivative and other instruments might default on their obligations is monitored on an ongoing basis. To manage the level of credit risk, the Bank and its affiliates deal with counterparties of good credit standing, enter into master netting agreements whenever possible, and when appropriate, obtain collateral.

Concentrations of credit risk (whether on or off balance sheet) that arise from financial instruments exist for groups of counterparties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions.

(Currency: Thousands of Turkish Lira (TL))

24 **Financial risk management disclosures** (continued)

Exposure to credit risk

	Loans and advances to customers	
	2009	***2008***
Individually impaired	2,533,818	1,368,312
Allowance for impairment	(1,947,621)	(984,281)
Carrying amount	586,197	384,031
Collectively impaired	-	-
Allowance for impairment	(341,038)	(196,351)
Carrying amount	(341,038)	(196,351)
Past due but not impaired	590,128	607,054
Carrying amount	590,128	607,054
Neither past due nor impaired	53,730,219	53,019,768
Loans with renegotiated terms	199,745	55,567
Carrying amount	53,929,964	53,075,335
Total carrying amount	54,765,251	53,870,069

As of 31 December 2009 and 2008, the Bank has no allowance for loans and advances to banks.

The Bank developed a statistical-based internal risk rating model for its credit portfolio of corporate/commercial/medium-size companies. This internal risk rating model has been in use for customer credibility assessment since 2003. Risk rating has become a requirement for loan applications, and ratings are used both to determine branch managers' credit authorization limits and in credit assessment process.

The concentration table of the cash and non-cash loans for the Bank according to the risk rating system for its customers defined as corporate, commercial and medium-size enterprises is presented below. The small and micro-size enterprises, consumer loans and credit card portfolios are not included in this table as they are subject to different rating scorings on a product basis.

	2009	**2008**
	%	%
Above Average	40	50
Average	50	43
Below Average	10	7
	100	100

Impaired loans

Impaired loans are loans for which the Bank determines that it is probable that it will be unable to collect all principal and interest due according to the contractual terms of the loan agreement due to lack of assets, high debtness ratio, insufficient working capital and/or equity of the customer.

(Currency: Thousands of Turkish Lira (TL))

24 Financial risk management disclosures (continued)

Sectoral and geographical concentration of impaired loans

The Bank and its affiliates monitor concentrations of credit risk by sector and by geographic location. An analysis of concentrations of non-performing loans and lease receivables is shown below:

	2009	*2008*
Consumer loans	1,426,770	808,931
Textile	232,445	131,530
Construction	126,242	50,755
Food	84,456	40,260
Agriculture and stockbreeding	76,896	37,786
Chemistry and chemical products	76,141	70,525
Service sector	56,634	29,128
Metal and metal products	49,992	17,371
Transportation and logistics	33,650	10,257
Durable consumption	32,358	18,078
Tourism	28,772	19,095
Transportation vehicles and sub-industries	22,677	9,504
Paper and paper products	19,751	2,246
Energy	16,521	4,270
Others	250,513	118,576
Total non-performing loans and lease receivables	2,533,818	1,368,312

	2009	*2008*
Turkey	2,486,830	1,343,227
Romania	15,835	5,905
Russia	15,301	5,176
Brasil	10,084	10,327
Others	5,768	3,677
Total non-performing loans and lease receivables	2,533,818	1,368,312

Past due but not impaired loans

These are loans where contractual interest or principal payments are past due but the Bank believes that impairment is not appropriate on the basis of the level of collateral available and the customer's current activities, assets and financial position.

Allowances for impairment

The Bank establishes an allowance for impairment losses that represents its estimate of incurred losses in its loan portfolio. The main components of this allowance are a specific loss component that relates to individually significant exposures, and a portfolio-basis loan loss allowance established for groups of homogeneous assets in respect of losses that have been incurred but have not been identified on loans subject to individual assessment for impairment.

Write-off policy

The Bank writes off a receivable balance (and any related allowances for impairment losses) when it is determined that the receivable is uncollectible based on the evidence of insolvency issued by

(Currency: Thousands of Turkish Lira (TL))

24 Financial risk management disclosures (continued)

the Court. In cases where any possible collections are negligible comparing to the prospective expenses and costs, such receivables are written off by the decision of the board of directors.

Collateral policy

The Bank's policy is to require suitable collateral to be provided by certain customers prior to the disbursement of approved loans. The Bank and its affiliates currently hold collateral against loans and advances to customers in the form of mortgage interests over property, other registered securities over assets and guarantees. Collateral generally is not held over loans and advances to banks, except when securities are held as part of reverse repurchase and securities borrowing activity. Collateral usually is not held against investment securities, and no such collateral was held at 31 December 2009 and 2008.

Approximately 72% of the outstanding performing loans is collateralized. Guarantees and letters of credit are also subject to strict credit assessments before being provided. The agreements specify monetary limits to the Bank and its affiliates' obligations. The extent of collateral held for performing guarantees and letters of credit is approximately 78%.

The breakdown of performing cash and non-cash loans and advances to customers by type of collateral is as follows:

	2009	*2008*
Cash loans		
Secured loans:	38,630,197	37,858,171
Secured by cash collateral	1,008,408	1,217,556
Secured by mortgages	13,601,268	12,945,098
Secured by government institutions or government securities	2,153,757	2,015,479
Guarantees issued by financial institutions	275,959	169,122
Other collateral (pledge on assets, corporate and personal guarantees, promissory notes)	21,590,805	21,510,916
Unsecured loans	15,094,340	14,678,214
Total performing loans and financial lease receivables	53,724,537	52,536,385
Non-cash loans		
Secured loans:	11,836,363	12,007,037
Secured by cash collateral	582,994	594,599
Secured by mortgages	1,638,132	1,453,631
Guarantees issued by financial institutions	73,604	4,921
Other collateral (pledge on assets, corporate and personal guarantees, promissory notes)	9,541,633	9,953,886
Unsecured loans	3,276,842	2,560,020
Total non-cash loans	15,113,205	14,567,057

(Currency: Thousands of Turkish Lira (TL))

24 Financial risk management disclosures (continued)

An estimate of the fair value of collateral held against non-performing loans and receivables is as follows:

	2009	2008
Mortgages	679,306	341,058
Promissory notes and sureties	597,107	295,228
Pledge assets	253,481	151,207
Cash collateral	3,055	372
Unsecured	1,000,869	580,447
	2,533,818	1,368,312

The amounts reflected in the tables above represent the maximum accounting loss that would be recognized at the date of the statement of financial position if counterparties failed completely to perform as contracted and any collateral or security proved to be of no value. The amounts, therefore, greatly exceed expected losses, which are included in the allowance for uncollectibility.

Operational risks

Operational risk expresses the probability of loss that may arise from the overlook of faults and inconsistency with the established rules due to the deficiencies in the Bank and its affiliates' internal controls, manner of the management and the personnel that are not in coherence with time and conditions, deficiencies in the bank management, faults and problems in information technology systems and disasters such as earthquake, fire, flood or terror attacks.

The operational risk items in the Bank are determined in accordance with the definition of operational risk by considering the whole processes, products and departments. The control areas are set for operational risks within the Bank and all operational risks are followed by assigning the risks to these control areas. In this context, appropriate monitoring methodology is developed for each control area that covers all operational risks and control frequencies are determined.

Currently, the value at operational risk is calculated according to the basic indicator approach as per the Article 14 of "Regulation on Measurement and Assessment of Capital Adequacy Ratios of Banks".

The annual gross income is defined as net interest income plus net non-interest income reduced by realised gains/losses from the sale of securities available-for-sale and held-to-maturity, non-recurring gains and income derived from insurance claims. The result is added to risk weighted assets in the capital adequacy calculation.

Capital management – regulatory capital

BRSA sets and monitors capital requirements for the Bank as a whole. The parent company and individual banking operations are directly supervised by their local regulators. In implementing current capital requirements BRSA requires the banks to maintain a prescribed ratio of minimum 8% of total capital to total value at credit, market and operational risks. The Bank and its affiliates' consolidated regulatory capital is analysed into two tiers:

- Tier 1 capital, which includes paid-in capital, share premium, legal reserves, retained earnings, translation reserve and minority interest after deductions for goodwill and certain cost items.

(Currency: Thousands of Turkish Lira (TL))

24 Financial risk management disclosures (continued)

- Tier 2 capital, which includes qualifying subordinated liabilities, general impairment allowances and the element of the fair value reserve relating to unrealised gain/(loss) on assets classified as available-for-sale.

Banking operations are categorised as either trading book or banking book, and risk-weighted assets are determined according to specified requirements that seek to reflect the varying levels of risk attached to assets and off-balance sheet exposures.

The Bank's policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. The impact of the level of capital on shareholders' return is also recognised and the Bank recognises the need to maintain a balance between the higher returns that might be possible with greater gearing and the advantages and security afforded by a sound capital position. There have been no material changes in the Bank's management of capital during the period.

The Bank and its individually regulated operations have complied with externally imposed capital requirements throughout the period.

The Bank's and its affiliates' regulatory capital position on a consolidated basis at 31 December 2009 and 2008 was as follows:

	2009	*2008*
Tier 1 capital	12,202,610	9,506,293
Tier 2 capital	2,023,609	1,415,587
Deductions from capital	(100,665)	(461,243)
Total regulatory capital	14,125,554	10,460,637
Value at credit, market and operational risks	73,721,822	70,429,654
Capital ratios (%)		
Total regulatory capital expressed as a percentage of total value at credit, market and operational risks	19.16	14.85
Total tier 1 capital expressed as a percentage of total value at credit, market and operational risks	16.55	13.50

24.4 Hedging

Due to the Bank and its affiliates' overall interest rate risk position and funding structure, its risk management policies require that it should minimize its exposure to changes in foreign currency rates and manage interest rate, credit risk and market price risk exposure within certain guidelines. Derivative financial instruments are used to manage the potential earnings impact of interest rate and foreign currency movements. Several types of derivative financial instrument are used for this purpose, including interest rate swaps and currency swaps, options, financial futures, forward contracts and other derivatives. The purpose of the hedging activities is to protect the Bank and its affiliates from the risk that the net cash inflows will be adversely affected by changes in interest or exchange rates, credit ratings or market prices. The Bank and its affiliates enter into transactions to ensure that it is economically hedged in accordance with risk management policies. In the accompanying consolidated financial statements, hedge accounting is applied for the cases where hedge accounting relationship is evidenced.

In prior periods, the Bank entered into various interest rate swap transactions in order to hedge its certain cash flow exposures primarily on floating rate assets and liabilities, through converting its

(Currency: Thousands of Turkish Lira (TL))

24 Financial risk management disclosures (continued)

floating rate income/payments into fixed rate income/payments. The following table includes certain characteristics of such swap transaction outstanding as of 31 December 2009:

Notional amount	*Fixed payer rate (%)*	*Floating payer rate(%)*	*Fixed payment frequency*	*Maturity*
US$ 82.5 millions	3.35	3 month Libor + 0.40	Quarterly	2012

In January 2009, the Bank has exercised eleven interest rate swap transactions held for cash flow risk management of the prior periods before their maturities. The Bank has recognized a total income amounting EUR 36,321,000 and US$ 16,000,000 (equivalent of TL 100,808 thousands in total) collected on the same transaction dates as per the related agreements under trading income in the accompanying consolidated financial statements.

In January 2008, the Bank exercised four interest rate swap transactions held for cash flow risk management of the prior periods before their maturities. The Bank recognized a total income amounting US$ 38,670,000 (equivalent of TL 45,002 thousands) collected on the same transaction dates as per the related agreements under trading income in the accompanying consolidated financial statements.

25 Affiliates, associates and special purpose entities

The table below sets out the consolidated affiliates, associates and special purpose entities of the Bank and its shareholding interests in these entities as at 31 December 2009:

Consolidated entities	***Shareholding Interest (%)***
Garanti Bank International NV	100.00
Garanti Bank Moscow	100.00
Garanti Portföy Yönetimi AŞ	100.00
Garanti Yatırım Menkul Kıymetler AŞ	100.00
Garanti Financial Services plc.	100.00
Garanti Fund Management Co. Ltd.	100.00
Garanti Bilişim Teknolojisi ve Tic. AŞ	100.00
Garanti Filo Yönetimi Hizmetleri AŞ	100.00
Garanti Finansal Kiralama AŞ	98.94
Garanti Emeklilik ve Hayat AŞ	84.91
Garanti Faktoring Hizmetleri AŞ	81.84
Eureko Sigorta AŞ	20.00
Garanti Diversified Payment Rights Finance Company ***(a)***	-
T2 Capital Finance Company ***(a)***	-

(a) *Garanti Diversified Payment Rights Finance Company and T2 Capital Finance Company are the special purpose entities established for the Bank's securitization and subordinated debt transactions, respectively, that are explained in Note 17. The Bank or any of its affiliates does not have any shareholding interests in these companies.*

Garanti Kültür AŞ (The legal name of Galata Araştırma Yayıncılık Tanıtım ve Bilişim Teknoloji Hizmetleri AŞ has been changed as Garanti Kültür AŞ at 8 February 2008) is excluded from the consolidation scope as of 31 December 2008 as the company does not have material operations and results.

Garanti Fund Management Co. Ltd. (100.00%) and Garanti Financial Services plc (100.00%) are under liquidation as of the reporting date.

(Currency: Thousands of Turkish Lira (TL))

26 Net fee and commission income

	2009	2008
Fee and commission income:		
Credit cards fees	1,037,325	1,058,992
Retail banking	441,379	327,344
SME banking	249,368	196,986
Commercial banking	184,241	137,871
Corporate banking	94,567	78,176
Others	157,541	166,055
Total fee and commission income	2,164,421	1,965,424
Fee and commission expense:		
Credit cards fees	274,597	316,544
Retail banking	13,809	14,564
SME banking	6,471	4,604
Commercial banking	2,085	1,277
Others	141,802	127,446
Total fee and commission expense	438,764	464,435
Net fee and commission income	1,725,657	1,500,989

As of 31 December 2008, interest income from factoring receivables amounting TL 77,344 thousands is classified to interest income on loans from fee and commission income.

27 Other operating expenses

	2009	2008
Advertising expenses	108,880	110,862
EDP expenses	89,843	83,507
Saving deposits insurance fund	67,761	60,883
Utility expenses	65,217	47,583
Repair and maintenance expenses	33,565	30,814
Research and development expenses	25,650	22,017
Claim loss from insurance business	22,718	27,286
Others	319,881	310,462
	733,515	693,414

28 Use of estimates and judgements

Management discussed with the Audit Committee the development, selection and disclosure of the Bank's critical accounting policies and estimates, and the application of these policies and estimates. These disclosures supplement the commentary on financial risk management (see Note 24).

Key sources of estimation uncertainty

Allowances for credit losses
Assets accounted for at amortized cost are evaluated for impairment on a basis described in Note 7.

The specific counterparty component of the total allowances for impairment applies to claims evaluated individually for impairment and is based upon management's best estimate of the present value of the cash flows that are expected to be received. In estimating these cash flows, management makes judgement about a counterparty's financial situation and the net realisable value of any underlying collateral. Each impaired asset is assessed on its merits, and the workout strategy

28 Use of estimates and judgements (continued)

and estimate of cash flows considered recoverable are independently approved by the credit risk function.

Portfolio-basis assessed impairment allowances cover credit losses inherent in portfolios of claims with similar economic characteristics when there is objective evidence to suggest that they contain impaired claims, but the individual impaired items cannot yet be identified. A component of portfolio-basis assessed allowances is for country risks. In assessing the need for collective loan loss allowances, management considers factors such as credit quality, portfolio size, concentrations, and economic factors. In order to estimate the required allowance, assumptions are made to define the way inherent losses are modelled and to determine the required input parameters, based on historical experience and current economic conditions. The accuracy of the allowances depends on how well these estimate future cash flows for specific counterparty allowances and the model assumptions and parameters used in determining collective allowances.

Determining fair values

The determination of fair value for financial assets and liabilities for which there is no observable market price requires the use of valuation techniques as described in significant accounting policies and Note 22. For financial instruments that trade infrequently and have little price transparency, fair

value is less objective, and requires varying degrees of judgement depending on liquidity, concentration, uncertainty of market factors, pricing assumptions and other risks affecting the specific instrument.

Critical accounting judgements in applying the Bank's accounting policies

Critical accounting judgements made in applying the Bank's accounting policies include:

Financial asset and liability classification

The Bank's accounting policies provide scope for assets and liabilities to be designated on inception into different accounting categories in certain circumstances:

- In classifying financial assets or liabilities as "trading", the Bank has determined that it meets the description of trading assets and liabilities set out in accounting policy *(h) Financial instruments.*
- In designating financial assets or liabilities at fair value through profit or loss, the Bank has determined that it has met one of the criteria for this designation set out in accounting policy *(h) Financial instruments.*
- In classifying financial assets as held-to-maturity, the Bank has determined that it has both the positive intention and ability to hold the assets until their maturity date as required by accounting policy *(h) Financial instruments.*

Securitizations

In applying its policies on securitised financial assets, the Bank has considered both the degree of transfer of risks and rewards on assets transferred to another entity and the degree of control exercised by the Bank over the other entity:

- When the Bank, in substance, controls the entity to which financial assets have been transferred, the entity is included in these consolidated financial statements and the transferred assets are recognised in the Bank's consolidated statement of financial position.

(Currency: Thousands of Turkish Lira (TL))

28 Use of estimates and judgements (continued)

- When the Bank has transferred financial assets to another entity, but has not transferred substantially all of the risk and rewards relating to the transferred assets, the assets are recognised in the Bank's consolidated statement of financial position.
- When the Bank transfers substantially all the risks and rewards relating to the transferred assets to an entity that it does not control, the assets have been derecognised from the Bank's consolidated statement of financial position.

Details of the Bank's securitization activities are given in Note 17.

29 Subsequent event

"The Law for the Amendments to the Law on the Procedure for the Collection of Public Receivables and Certain Laws" was accepted by the Planning and Budget Commission Of the Turkish Parliament at the meeting held on 20 January 2010 and became effective by being published on the Official Gazette dated 5 February 2010. According to aforementioned Law; banks founded in Turkey and the foreign banks having head offices in Turkey are required to pay TL 200,000 for each year to obtain operating license. The banks founded to operate in the free trade zones and branches of the foreign banks are required to pay TL 200,000 for each branch and for each year to obtain operating license. All the branches of the banks including the branches operating in free trade zones (excluding branches of the foreign banks established in free trade zones) are required to pay license fee according to the population of the operating area at the beginning of the prior calender year; branches operating in the municipalities which have population up to 5,000 are required to pay TL 12,000; branches operating in the municipalities which have population between 5,000 and 25,000 are required to pay TL 36,000; and branches operating in the municipalities which have population more than 25,000 and branches operating in the free trade zones are required to pay 48,000 for each year and for each branch.

....

(Convenience Translation of Financial Statements and Related Disclosures and Footnotes Originally Issued in Turkish, See Note 3.1.1)

Türkiye Garanti Bankası Anonim Şirketi

Unconsolidated Financial Statements

As of and For the Year Ended

31 December 2009

(Convenience Translation of Financial Statements and Related Disclosures and Footnotes Originally Issued in Turkish)

With Independent Auditors' Report Thereon

Akis Bağımsız Denetim ve Serbest
Muhasebeci Mali Müşavirlik AŞ

11 February 2010

This report contains "Independent Auditors' Report" comprising 2 pages and; "Unconsolidated Financial Statements and Related Disclosures and Footnotes" comprising 91 pages.



Akis Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik A.Ş.
Yapı Kredi Plaza C Blok Kat 17
Büyükdere Caddesi
Levent 34330 İstanbul

Telephone +90 (212) 317 74 00
Fax +90 (212) 317 73 00
Internet www.kpmg.com.tr

Convenience Translation of the Auditors' Report Originally Prepared and Issued in Turkish (See Note 3.1.1)

To the Board of Directors of Türkiye Garanti Bankası AŞ:

We have audited the unconsolidated balance sheet of Türkiye Garanti Bankası AŞ ("the Bank") as of 31 December 2009 and the related unconsolidated income statement, statement of cash flows, statement of changes in shareholders' equity for the year then ended and a summary of significant accounting policies and notes to the financial statements.

Disclosure for the responsibility of the Bank's Board of Directors:

The Bank's Board of Directors is responsible for establishing and maintaining effective internal control over financial reporting to prevent the misstatements caused by error or fraud, that are material to the financial statements; and for adopting sound accounting policies in compliance with the "Regulation on Accounting Applications for Banks and Safeguarding of Documents" published on the Official Gazette no.26333 dated 1 November 2006, Turkish Accounting Standards, Turkish Financial Reporting Standards and the statements, communiqués and guidances published by the Banking Regulation and Supervision Agency (BRSA) on accounting and financial reporting principles.

Disclosure for the Responsibility of the Authorized Audit Firm:

Our responsibility, as independent auditors, is to express an opinion on these financial statements based on our audit. Our audit is performed in accordance with the "Regulation on the Assignment and Activities of the Banks' Independent Audit Firms" published on the Official Gazette no.26333 dated 1 November 2006 and international standards on auditing. We planned and conducted our audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. Our audit includes using the audit techniques for the purpose of obtaining evidence supporting the amounts and disclosures in the financial statements. The selection of the audit techniques is made in accordance with our professional judgment by taking the effectiveness of the controls over financial reporting into consideration and assessing the appropriateness of the applied accounting policies. We believe that our audit provides a reasonable basis for our opinion.

Basis of Qualified Opinion:

As of the balance sheet date, the accompanying unconsolidated financial statements include a general reserve amounting to TL 330,000 thousands provided by the Bank management in line with conservatism principle considering the circumstances which may arise from any changes in economy or market conditions, and full amount of such provision has been recognized as expense in the current period.



Independent Auditors' Opinion:

In our opinion, except for the effect on the unconsolidated financial statements of the matter described in the fourth paragraph above, the accompanying financial statements present fairly, in all material respects, the financial position of Türkiye Garanti Bankası AŞ as of 31 December 2009 and the result of its operations and cash flows for the year then ended in accordance with the accounting principles and standards as per the existing regulations described in Article 37 of (Turkish) Banking Law No 5411 and the statements, communiqués and guidances published by the BRSA on accounting and financial reporting principles.

İstanbul,
11 February 2010

Akis Bağımsız Denetim ve Serbest
Muhasebeci Mali Müşavirlik
Anonim Şirketi

Murat Alsan
Partner, Certified Public Accountant

Additional paragraph for convenience translation to English:

As explained in Note 3.1.1, the accompanying financial statements are not intended to present the financial position and results of operations in accordance with the accounting principles and practices generally accepted in countries and jurisdictions other than Turkey.

(Convenience Translation of Financial Statements and Related Disclosures and Footnotes Originally Issued in Turkish, See Note 3.1.1)

Türkiye Garanti Bankası Anonim Şirketi

Unconsolidated Financial Report as of and for the Year Ended 31 December 2009

Levent Nispetiye Mah.Aytar Cad.
No:2 Beşiktaş 34340 Istanbul
Telephone: 212 318 18 18
Fax: 212 216 64 22
www.garanti.com.tr
www.garantibank.com.tr
investorrelations@garanti.com.tr

The Unconsolidated Year-End Financial Report prepared in accordance with the communiqué of Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks as regulated by Banking Regulation and Supervision Agency, is comprised of the following sections:

1. General Information about the Bank
2. Unconsolidated Financial Statements
3. Accounting Policies of Unconsolidated Financial Statements
4. Financial Position and Results of Operations of the Bank
5. Disclosures and Footnotes on Unconsolidated Financial Statements
6. Other Disclosures and Footnotes
7. Independent Auditors' Report

The unconsolidated financial statements and related disclosures and footnotes that were subject to independent audit, are prepared in accordance with the Regulation on Accounting Applications for Banks and Safeguarding of Documents, Turkish Accounting Standards, Turkish Financial Reporting Standards and the related statements and guidances and in compliance with the financial records of our Bank and, unless stated otherwise, presented in thousands of Turkish Lira (TL).

Ferit F. Şahenk Board of Directors Chairman	**S. Ergun Özen** General Manager	**Aydın Şenel** Executive Vice President	**Mustafa Keleş** Financial Accounting Director

M. Cüneyt Sezgin Audit Committee Member	**Des O'Shea** Audit Committee Member

The authorized contact person for questions on this financial report:
Name-Surname/Title: Handan SAYGIN/Senior Vice President of Investor Relations
Phone no: 90 212 318 23 50
Fax no: 90 212 216 59 02

(Thousands of Turkish Lira (TL))

1 General Information

1.1 History of the bank including its incorporation date, initial legal status, amendments to legal status

Türkiye Garanti Bankası Anonim Şirketi (the Bank) was established by the decree of Council of Ministers numbered 3/4010 dated 11 April 1946 and its "Articles of Association" was issued in the Official Gazette dated 25 April 1946. The Bank provides banking services through 783 domestic branches, five foreign branches and four representative offices abroad. The Bank's head office is located in Istanbul.

1.2 The bank's shareholder structure, management and internal audit, direct and indirect shareholders, change in shareholder structure during the year and information on bank's risk group

As of 31 December 2009, the group of companies under Doğuş Holding AŞ that currently owns 30.52% shares of the Bank, is called as the Doğuş Group (the Group). On 22 December 2005, Doğuş Holding AŞ had completed the sale of 53,550,000,000 shares composing 25.5% of the Bank's issued share capital to "GE Araştırma ve Müşavirlik Limited Şti." of General Electric (GE) Group. Accordingly, GE acquired a joint control on the Bank's management. On 27 December 2007, GE Araştırma ve Müşavirlik Limited Şti. has sold 9,765,000,000 shares of Türkiye Garanti Bankası AŞ at a nominal value of TL 97,650 each to Doğuş Holding AŞ, representing 4.65% of the issued share capital of Türkiye Garanti Bankası AŞ.

Doğuş Group

The Doğuş Group that was established in 1951 initially for investments in construction sector, operates in seven sectors namely financial services, automotive, construction, real estate, tourism, media and energy with more than 70 companies and approximately 28 thousand employees.

The major worldwide joint ventures of the Group are; GE in finance and real estate, Volkswagen AG and TÜVSÜD in automotive, French Alstom and Japan Marubeni in construction, CNBC in media and Starwood Hotels & Resorts, Worldwide Inc., HMS International Hotel GmbH (Maritim) and Aldania GmbH in tourism.

The major investments of the Group in financial sector are; Türkiye Garanti Bankası AŞ, Garanti Bank International NV, Garanti Bank Moscow, Garanti Finansal Kiralama AŞ, Garanti Faktoring Hizmetleri AŞ, Garanti Yatırım Menkul Kıymetler AŞ, Garanti Portföy Yönetimi AŞ, Garanti Emeklilik ve Hayat AŞ, Eureko Sigorta AŞ, Doğuş GE Gayrimenkul Yatırım Ortaklığı AŞ and Volkswagen Doğuş Tüketici Finansmanı AŞ.

General Electric Group

GE is a company providing variety of technology, media and financial services including aircraft engine and energy production, water and security technologies, medical systems, corporate-retail financing services and media services.

GE operates in more than 100 countries through its four major business lines providing services through their own business units with more than 300 thousand employees. These four business lines are;

GE Technology Infrastructure
GE Energy Infrastructure
GE Capital Finance
NBC Universal

(Thousands of Turkish Lira (TL))

GE Global Banking that operates under GE Capital Finance, one of GE's major business lines extends loans to consumers, retailers and car vendors in 26 countries. GE Global Banking provides variety of financial products to customers such as store credit cards, consumer loans, bank cards, automobile loans and leasing, mortgage, corporate traveling and spending cards, debt consolidation.

1.3 Information on the bank's board of directors chairman and members, audit committee members, chief executive officer, executive vice presidents and their shareholdings in the bank

Board of Directors Chairman and Members:

Name and Surname	Responsibility	Appointment Date	Education	Experience in Banking and Business Administration
Ferit Faik Şahenk	Chairman	18.04.2001	University	19 years
Süleyman Sözen	Vice Chairman	08.07.2003	University	27 years
Muammer Cüneyt Sezgin	Member of BOD and Audit Committee	30.06.2004	PhD	21 years
Dr. Ahmet Kamil Esirtgen	Member	19.03.1992	PhD	35 years
Denis Arthur Hall	Member	08.10.2008	College	25 years
Des O'Shea	Member of BOD and Audit Committee	02.11.2006	University	32 years
Dmitri Lysander Stockton	Member	22.12.2005	University	18 years
Xavier Pascal Durand	Member	02.04.2009	Master	9 years
Sait Ergun Özen	Member and CEO	14.05.2003	University	22 years

CEO and Executive Vice Presidents:

Name and Surname	Responsibility	Appointment Date	Education	Experience in Banking and Business Administration
Sait Ergun Özen	CEO	01.04.2000	University	22 years
Adnan Memiş	EVP-Support Services	03.06.1991	Master	31 years
Afzal Mohammed Modak	EVP-Finance and Accounting	20.07.2007	Master	24 years
Ali Fuat Erbil	EVP-Retail Banking	30.04.1999	PhD	17 years
Ali Temel	EVP-Loans	21.10.1999	University	19 years
Gökhan Erun	EVP-Human Resources & Investment Banking	18.08.2005	Master	15 years
Faruk Nafiz Karadere	EVP-SME Banking	01.05.1999	University	27 years
Halil Hüsnü Erel	EVP-Operational Services	16.06.1997	University	24 years
Uruz Ersözoğlu	EVP-Treasury	03.04.2006	University	18 years
Tolga Egemen	EVP-Financial Institutions & Corporate Banking	21.09.2000	University	17 years
Turgay Gönensin	EVP-Commercial Banking	15.12.2001	University	24 years
Aydın Şenel	EVP- General Accounting & Financial Reporting	02.03.2006	University	28 years
Zekeriya Öztürk	EVP- International Business Development	02.03.2006	Master	14 years
Avni Aydın Düren	EVP-Legal Services	15.01.2009	Master	15 years
Betül Ebru Edin	EVP-Project Finance	25.11.2009	University	15 years

The top management listed above does not hold any unquoted shares of the Bank.

(Thousands of Turkish Lira (TL))

1.4 Information on the bank's qualified shareholders

Company	Shares	Ownership	Paid-in Capital	Unpaid Portion
Doğuş Holding AŞ	1,121,504	26.7025%	1,121,504	-
GE Araştırma ve Müşavirlik Limited Şti	875,712	20.8503%	875,712	-

At 23 December 2009, Doğuş Holding AŞ has acquired 1,703,451 shares of the Bank at a total face value of TL 1,703 thousands from Doğuş Nakliyat ve Ticaret AŞ.

According to the decision made at the "General Assembly of Founder Shares Owners" and the "Extraordinary General Shareholders" meetings held on 13 June 2008, the Bank repurchased all the 370 founder share-certificates issued in order to redeem and exterminate them, subsequent to the permissions obtained from the related legal authorities, at a value of TL 3,876 thousands each in accordance with the report prepared by the court expert and approved by the Istanbul 5th Commercial Court of First Instance. A total payment of TL 1,434,233 thousands has been made to the owners of 368 founder share-certificates from "extraordinary reserves", and the value of remaining 2 founder share-certificates has been blocked in the bank accounts.

Subsequent to these purchases, the clauses 15, 16 and 45 of the Articles of Association of the Bank have been revised accordingly.

1.5 Summary information on the bank's activities and services

Activities of the Bank as stated at the third clause of its Articles of Association are as follows:

- All banking operations,
- Participating in, establishing, and trading the shares of enterprises at various sectors within the limits setforth by the Banking Law;
- Providing attorneyship, insurance agency, brokerage and freight services in relation with banking activities,
- Purchasing/selling debt securities, treasury bills, government bonds and other share certificates issued by Turkish government and other official and private institutions,
- Developing economical and financial relations with foreign organizations,
- Dealing with all economic operations in compliance with the Banking Law.

The Bank's activities are not limited to those disclosed in that third clause, but whenever the Board of Directors deems any operations other than those stated above to be of benefit to the Bank, it is recommended in the general meeting, and the launching of the related project depends on the decision taken during the General Assembly which results in a change in the Articles of Association and on the approval of this decision by the Ministry of Industry and Commerce. Accordingly, the approved decision is added to the Articles of Association.

The Bank is not a specialized bank but deals with all kinds of banking activities. Deposits are the main sources of the lendings to the customers. The Bank grants loans to companies operating in various sectors while aiming to maintain the required level of efficiency and profitability.

The Bank also grants non-cash loans to its customers; especially letters of guarantee, letters of credit and acceptance credits.

2 Unconsolidated Financial Statements

(Convenience Translation of Financial Statements Originally Issued in Turkish)

Türkiye Garanti Bankası Anonim Şirketi

Balance Sheet

At 31 December 2009

	ASSETS	Footnotes	THOUSANDS OF TURKISH LIRA (TL)					
			CURRENT PERIOD 31 December 2009			PRIOR PERIOD 31 December 2008		
			TL	FC	Total	TL	FC	Total
I.	**CASH AND BALANCES WITH CENTRAL BANK**	(5.1.1)	**3,848,995**	**3,016,978**	**6,865,973**	**2,575,050**	**2,956,524**	**5,531,574**
II.	**FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS (Net)**	(5.1.2)	**784,350**	**130,442**	**914,792**	**509,347**	**156,750**	**666,097**
2.1	Financial assets held for trading		784,350	130,442	914,792	509,347	156,750	666,097
2.1.1	Government securities		317,533	14,312	331,845	4,663	15,599	20,262
2.1.2	Equity securities		1,108	-	1,108	600	-	600
2.1.3	Derivative financial assets held for trading		456,737	116,130	572,867	494,884	141,151	636,035
2.1.4	Other securities		8,972	-	8,972	9,200	-	9,200
2.2	Financial assets valued at fair value through profit or loss		-	-	-	-	-	-
2.2.1	Government securities		-	-	-	-	-	-
2.2.2	Equity securities		-	-	-	-	-	-
2.2.3	Loans		-	-	-	-	-	-
2.2.4	Other securities		-	-	-	-	-	-
III.	**BANKS**	(5.1.3)	**2,518,057**	**5,816,281**	**8,334,338**	**1,425,450**	**3,375,585**	**4,801,035**
IV.	**INTERBANK MONEY MARKETS**		**1,000,180**	**-**	**1,000,180**	**40,552**	**-**	**40,552**
4.1	Interbank money market placements		1,000,180	-	1,000,180	-	-	-
4.2	Istanbul Stock Exchange money market placements		-	-	-	40,552	-	40,552
4.3	Receivables from reverse repurchase agreements		-	-	-	-	-	-
V.	**FINANCIAL ASSETS AVAILABLE-FOR-SALE (Net)**	(5.1.4)	**25,218,752**	**2,876,281**	**28,095,033**	**14,887,550**	**2,458,231**	**17,345,781**
5.1	Equity securities		54,356	78,066	132,422	25,679	44,989	70,668
5.2	Government securities		24,952,926	1,049,312	26,002,238	14,550,954	755,085	15,306,039
5.3	Other securities		211,470	1,748,903	1,960,373	310,917	1,658,157	1,969,074
VI.	**LOANS**	(5.1.5)	**28,582,799**	**21,149,896**	**49,732,695**	**28,030,439**	**21,876,968**	**49,907,407**
6.1	Performing loans		28,158,157	21,149,896	49,308,053	27,580,293	21,876,968	49,457,261
6.1.1	Loans to bank's risk group	(5.7)	254,147	297,777	551,924	128,749	538,322	667,071
6.1.2	Government securities		-	-	-	-	-	-
6.1.3	Others		27,904,010	20,852,119	48,756,129	27,451,544	21,338,646	48,790,190
6.2	Loans under follow-up		2,237,105	-	2,237,105	1,239,739	-	1,239,739
6.3	Specific provisions (-)		1,812,463	-	1,812,463	789,593	-	789,593
VII.	**FACTORING RECEIVABLES**		-	-	-	-	-	-
VIII.	**INVESTMENTS HELD-TO-MATURITY (Net)**	(5.1.6)	**5,960,353**	**1,385,808**	**7,346,161**	**6,054,289**	**1,563,008**	**7,617,297**
8.1	Government securities		5,960,353	1,385,808	7,346,161	6,054,289	1,563,008	7,617,297
8.2	Other securities		-	-	-	-	-	-
IX.	**INVESTMENTS IN ASSOCIATES (Net)**	(5.1.7)	**29,705**	**-**	**29,705**	**27,705**	**-**	**27,705**
9.1	Associates consolidated under equity accounting		-	-	-	-	-	-
9.2	Unconsolidated associates		29,705	-	29,705	27,705	-	27,705
9.2.1	Financial investments in associates		27,991	-	27,991	25,991	-	25,991
9.2.2	Non-financial investments in associates		1,714	-	1,714	1,714	-	1,714
X.	**INVESTMENTS IN SUBSIDIARIES (Net)**	(5.1.8)	**284,458**	**718,802**	**1,003,260**	**229,368**	**582,760**	**812,128**
10.1	Unconsolidated financial investments in subsidiaries		270,155	718,802	988,957	219,005	582,760	801,765
10.2	Unconsolidated non-financial investments in subsidiaries		14,303	-	14,303	10,363	-	10,363
XI.	**INVESTMENTS IN JOINT-VENTURES (Net)**	(5.1.9)	-	-	-	-	-	-
11.1	Joint-ventures consolidated under equity accounting		-	-	-	-	-	-
11.2	Unconsolidated joint-ventures		-	-	-	-	-	-
11.2.1	Financial investments in joint-ventures		-	-	-	-	-	-
11.2.2	Non-financial investments in joint-ventures		-	-	-	-	-	-
XII.	**LEASE RECEIVABLES (Net)**	(5.1.10)	-	-	-	-	-	-
12.1	Financial lease receivables		-	-	-	-	-	-
12.2	Operational lease receivables		-	-	-	-	-	-
12.3	Others		-	-	-	-	-	-
12.4	Unearned income (-)		-	-	-	-	-	-
XIII.	**DERIVATIVE FINANCIAL ASSETS HELD FOR RISK MANAGEMENT**	(5.1.11)	-	-	-	-	**69,161**	**69,161**
13.1	Fair value hedges		-	-	-	-	-	-
13.2	Cash flow hedges		-	-	-	-	69,161	69,161
13.3	Net foreign investment hedges		-	-	-	-	-	-
XIV.	**TANGIBLE ASSETS (Net)**	(5.1.12)	**1,141,266**	**1,326**	**1,142,592**	**1,083,517**	**1,179**	**1,084,696**
XV.	**INTANGIBLE ASSETS (Net)**	(5.1.13)	**20,626**	**-**	**20,626**	**15,764**	**-**	**15,764**
15.1	Goodwill		-	-	-	-	-	-
15.2	Other intangibles		20,626	-	20,626	15,764	-	15,764
XVI.	**INVESTMENT PROPERTY (Net)**	(5.1.14)	-	-	-	-	-	-
XVII.	**TAX ASSET**		**22,439**	**-**	**22,439**	**34,255**	**-**	**34,255**
17.1	Current tax asset		3,903	-	3,903	70	-	70
17.2	Deferred tax asset	(5.1.15)	18,536	-	18,536	34,185	-	34,185
XVIII.	**ASSETS HELD FOR SALE AND ASSETS OF DISCONTINUED OPERATIONS (Net)**	(5.1.16)	**81,150**	**-**	**81,150**	**81,304**	**-**	**81,304**
18.1	Assets held for sale		81,150	-	81,150	81,304	-	81,304
18.2	Assets of discontinued operations		-	-	-	-	-	-
XIX.	**OTHER ASSETS**	(5.1.17)	**832,352**	**40,758**	**873,110**	**844,459**	**61,645**	**906,104**
	TOTAL ASSETS		**70,325,482**	**35,136,572**	**105,462,054**	**55,839,049**	**33,101,811**	**88,940,860**

The accompanying notes are an integral part of these unconsolidated financial statements.

(Convenience Translation of Financial Statements Originally Issued in Turkish)

Türkiye Garanti Bankası Anonim Şirketi
Balance Sheet
At 31 December 2009

	LIABILITIES AND SHAREHOLDERS' EQUITY	Footnotes	THOUSANDS OF TURKISH LIRA (TL)					
			CURRENT PERIOD 31 December 2009			PRIOR PERIOD 31 December 2008		
			TL	FC	Total	TL	FC	Total
I.	**DEPOSITS**	(5.2.1)	**36,093,812**	**26,714,233**	**62,808,045**	**29,006,986**	**23,708,295**	**52,715,28**
1.1	Deposits from bank's risk group	(5.7)	467,020	448,044	915,064	311,435	413,825	725,26
1.2	Others		35,626,792	26,266,189	61,892,981	28,695,551	23,294,470	51,990,021
II.	**DERIVATIVE FINANCIAL LIABILITIES HELD FOR TRADING**	(5.2.2)	**111,538**	**117,246**	**228,784**	**296,508**	**118,588**	**415,09**
III.	**FUNDS BORROWED**	(5.2.3)	**3,190,609**	**9,816,865**	**13,007,474**	**2,076,975**	**8,766,471**	**10,843,44**
IV.	**INTERBANK MONEY MARKETS**	(5.2.4)	**10,377,251**	**157,453**	**10,534,704**	**10,452,524**	**250,419**	**10,702,94**
4.1	Interbank money market takings		-	-	-	-	-	-
4.2	Istanbul Stock Exchange money market takings		-	-	-	-	-	-
4.3	Obligations under repurchase agreements		10,377,251	157,453	10,534,704	10,452,524	250,419	10,702,94
V.	**SECURITIES ISSUED (Net)**		-	-	-	-	-	
5.1	Bills		-	-	-	-	-	-
5.2	Asset backed securities		-	-	-	-	-	-
5.3	Bonds		-	-	-	-	-	-
VI.	**FUNDS**		-	-	-	-	-	
6.1	Borrower funds		-	-	-	-	-	
6.2	Others		-	-	-	-	-	-
VII.	**MISCELLANEOUS PAYABLES**		**2,339,620**	**20,730**	**2,360,350**	**1,932,052**	**17,679**	**1,949,731**
VIII.	**OTHER EXTERNAL FUNDINGS PAYABLE**		**707,043**	**223,933**	**930,976**	**627,284**	**225,365**	**852,64**
IX.	**FACTORING PAYABLES**		-	-	-	-	-	
X.	**LEASE PAYABLES (Net)**	(5.2.5)	**914**	**3,264**	**4,178**	**597**	**22,760**	**23,35**
10.1	Financial lease payables		984	3,548	4,532	631	24,176	24,807
10.2	Operational lease payables		-	-	-	-	-	-
10.3	Others		-	-	-	-	-	
10.4	Deferred expenses (-)		70	284	354	34	1,416	1,45
XI.	**DERIVATIVE FINANCIAL LIABILITIES HELD FOR RISK MANAGEMENT**	(5.2.6)	-	**3,464**	**3,464**	-	**4,871**	**4,871**
11.1	Fair value hedges		-	-	-	-	-	
11.2	Cash flow hedges		-	3,464	3,464	-	4,871	4,87
11.3	Net foreign investment hedges		-	-	-	-	-	
XII.	**PROVISIONS**	(5.2.7)	**1,009,841**	**32,725**	**1,042,566**	**781,480**	**22,951**	**804,431**
12.1	General provisions		407,179	30,155	437,334	409,543	19,256	428,799
12.2	Restructuring reserves		-	-	-	-	-	
12.3	Reserve for employee benefits		165,367	-	165,367	197,372	-	197,37
12.4	Insurance technical provisions (Net)		-	-	-	-	-	
12.5	Other provisions		437,295	2,570	439,865	174,565	3,695	178,260
XIII.	**TAX LIABILITY**	(5.2.8)	**351,317**	**151**	**351,468**	**378,236**	**107**	**378,343**
13.1	Current tax liability		351,317	151	351,468	378,236	107	378,34
13.2	Deferred tax liability		-	-	-	-	-	
XIV.	**LIABILITIES FOR ASSETS HELD FOR SALE AND ASSETS OF DISCONTINUED OPERATIONS (Net)**	(5.2.9)	-	-	-	-	-	-
14.1	Assets held for sale		-	-	-	-	-	
14.2	Assets of discontinued operations		-	-	-	-	-	
XV.	**SUBORDINATED DEBTS**	(5.2.10)	-	**874,358**	**874,358**	-	**781,638**	**781,6**
XVI.	**SHAREHOLDERS' EQUITY**	(5.2.11)	**13,007,477**	**308,210**	**13,315,687**	**9,291,133**	**177,941**	**9,469,074**
16.1	Paid-in capital		4,200,000	-	4,200,000	4,200,000	-	4,200,000
16.2	Capital reserves		2,635,113	295,299	2,930,412	1,600,696	169,436	1,770,1
16.2.1	Share premium		11,880	-	11,880	11,880	-	11,8
16.2.2	Share cancellation profits		-	-	-	-	-	-
16.2.3	Securities value increase fund		1,313,680	297,466	1,611,146	288,033	104,484	392,517
16.2.4	Revaluation surplus on tangible assets		598,194	-	598,194	597,090	-	597,09
16.2.5	Revaluation surplus on intangible assets		-	-	-	-	-	
16.2.6	Revaluation surplus on investment property		-	-	-	-	-	
16.2.7	Bonus shares of associates, subsidiaries and joint-ventures		2,453	-	2,453	2,453	-	2,453
16.2.8	Hedging reserves (effective portion)		(63,648)	(2,167)	(65,815)	(71,314)	64,952	(6,362)
16.2.9	Revaluation surplus on assets held for sale and assets of discontinued operations		-	-	-	-	-	
16.2.10	Other capital reserves		772,554	-	772,554	772,554	-	772,5
16.3	Profit reserves		3,210,123	12,911	3,223,034	1,739,949	8,505	1,748,454
16.3.1	Legal reserves		362,398	4,634	367,032	268,796	4,097	272,893
16.3.2	Status reserves		-	-	-	-	-	
16.3.3	Extraordinary reserves		2,847,764	-	2,847,764	1,470,724	-	1,470,7
16.3.4	Other profit reserves		(39)	8,277	8,238	429	4,408	4,83
16.4	Profit or loss		2,962,241	-	2,962,241	1,750,488	-	1,750,488
16.4.1	Prior periods profit/loss		-	-	-	-	-	
16.4.2	Current period net profit/loss		2,962,241	-	2,962,241	1,750,488	-	1,750,4
	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**67,189,422**	**38,272,632**	**105,462,054**	**54,843,775**	**34,097,085**	**88,940,860**

The accompanying notes are an integral part of these unconsolidated financial statements.

(Convenience Translation of Financial Statements Originally Issued in Turkish)

Türkiye Garanti Bankası Anonim Şirketi

Off-Balance Sheet Items

At 31 December 2009

OFF-BALANCE SHEET ITEMS		Footnotes	THOUSANDS OF TURKISH LIRA (TL)					
			CURRENT PERIOD 31 December 2009			PRIOR PERIOD 31 December 2008		
			TL	FC	Total	TL	FC	Total
A. OFF-BALANCE SHEET COMMITMENTS AND CONTINGENCIES (I+II+III)			**31,164,658**	**35,742,945**	**66,907,603**	**31,399,717**	**38,058,985**	**69,458,702**
I.	**GUARANTEES AND SURETIES**	(5.3.1)	**4,513,990**	**10,169,309**	**14,683,299**	**4,231,196**	**10,034,868**	**14,266,064**
1.1.	Letters of guarantee		4,513,454	7,451,475	11,964,929	4,120,918	6,790,151	10,911,069
1.1.1.	Guarantees subject to State Tender Law		-	-	-	238,990	541,707	780,697
1.1.2.	Guarantees given for foreign trade operations		331,518	335,464	666,982	312,563	330,871	643,434
1.1.3.	Other letters of guarantee		4,181,936	7,116,011	11,297,947	3,569,365	5,917,573	9,486,938
1.2.	Bank acceptances		514	125,327	125,841	-	123,807	123,807
1.2.1.	Import letter of acceptance		514	124,968	125,482	-	108,097	108,097
1.2.2.	Other bank acceptances		-	359	359	-	15,710	15,710
1.3.	Letters of credit		22	2,592,507	2,592,529	278	3,120,910	3,121,188
1.3.1.	Documentary letters of credit		-	4	4	-	82	82
1.3.2.	Other letters of credit		22	2,592,503	2,592,525	278	3,120,828	3,121,106
1.4.	Guaranteed prefinancings		-	-	-	-	-	-
1.5.	Endorsements		-	-	-	-	-	-
1.5.1.	Endorsements to the Central Bank of Turkey		-	-	-	-	-	-
1.5.2.	Other endorsements		-	-	-	-	-	-
1.6.	Underwriting commitments		-	-	-	-	-	-
1.7.	Factoring related guarantees		-	-	-	-	-	-
1.8.	Other guarantees		-	-	-	110,000	-	110,000
1.9.	Other sureties		-	-	-	-	-	-
II.	**COMMITMENTS**	(5.3.1)	**15,449,634**	**4,255,825**	**19,705,459**	**14,325,782**	**3,577,545**	**17,903,327**
2.1.	Irrevocable commitments		15,449,634	4,255,179	19,704,813	14,325,782	3,576,891	17,902,673
2.1.1.	Asset purchase and sale commitments		270,190	1,170,188	1,440,378	101,953	635,532	737,485
2.1.2.	Deposit purchase and sale commitments		46,000	1,736	47,736	-	-	-
2.1.3.	Share capital commitments to associates and subsidiaries		2,250	10,136	12,386	812	-	812
2.1.4.	Loan granting commitments		3,270,340	1,694,869	4,965,209	2,787,561	1,535,359	4,322,920
2.1.5.	Securities issuance brokerage commitments		-	-	-	-	-	-
2.1.6.	Commitments for reserve deposit requirements		-	-	-	-	-	-
2.1.7.	Commitments for cheque payments		1,513,300	-	1,513,300	1,356,364	-	1,356,364
2.1.8.	Tax and fund obligations on export commitments		25,746	-	25,746	25,834	-	25,834
2.1.9.	Commitments for credit card limits		9,057,598	-	9,057,598	8,789,048	-	8,789,048
2.1.10.	Commitments for credit cards and banking services related promotions		-	-	-	-	-	-
2.1.11.	Receivables from "short" sale commitments on securities		-	-	-	-	-	-
2.1.12.	Payables from "short" sale commitments on securities		-	-	-	-	-	-
2.1.13.	Other irrevocable commitments		1,264,210	1,378,250	2,642,460	1,264,210	1,406,000	2,670,210
2.2.	Revocable commitments		-	646	646	-	654	654
2.2.1.	Revocable loan granting commitments		-	-	-	-	-	-
2.2.2.	Other revocable commitments		-	646	646	-	654	654
III.	**DERIVATIVE FINANCIAL INSTRUMENTS**	(5.3.2)	**11,201,034**	**21,317,811**	**32,518,845**	**12,842,739**	**24,446,572**	**37,289,311**
3.1.	Derivative financial instruments held for risk managemen		-	1,295	1,295	-	110,523	110,523
3.1.1.	Fair value hedges		-	-	-	-	-	-
3.1.2.	Cash flow hedges		-	1,295	1,295	-	110,523	110,523
3.1.3.	Net foreign investment hedges		-	-	-	-	-	-
3.2.	Trading derivatives		11,201,034	21,316,516	32,517,550	12,842,739	24,336,049	37,178,788
3.2.1.	Forward foreign currency purchases/sales		1,927,085	2,992,507	4,919,592	1,842,879	2,509,939	4,352,818
3.2.1.1.	Forward foreign currency purchases		716,991	1,761,347	2,478,338	835,846	1,346,064	2,181,910
3.2.1.2.	Forward foreign currency sales		1,210,094	1,231,160	2,441,254	1,007,033	1,163,875	2,170,908
3.2.2.	Currency and interest rate swaps		5,776,756	8,787,554	14,564,310	9,282,041	14,428,281	23,710,322
3.2.2.1.	Currency swaps-purchases		2,588,879	4,718,074	7,306,953	5,342,075	6,590,355	11,932,430
3.2.2.2.	Currency swaps-sales		3,187,877	3,965,784	7,153,661	3,939,966	7,799,523	11,739,489
3.2.2.3.	Interest rate swaps-purchases		-	51,852	51,852	-	17,990	17,990
3.2.2.4.	Interest rate swaps-sales		-	51,844	51,844	-	20,413	20,413
3.2.3.	Currency, interest rate and security options		3,469,504	8,863,465	12,332,969	1,683,016	6,523,740	8,206,756
3.2.3.1.	Currency call options		1,211,007	3,047,363	4,258,370	658,260	1,580,783	2,239,043
3.2.3.2.	Currency put options		2,234,906	2,294,698	4,529,604	990,950	1,451,277	2,442,227
3.2.3.3.	Interest rate call options		-	1,810,844	1,810,844	-	1,799,040	1,799,040
3.2.3.4.	Interest rate put options		-	1,710,560	1,710,560	-	1,692,640	1,692,640
3.2.3.5.	Security call options		18,368	-	18,368	33,806	-	33,806
3.2.3.6.	Security put options		5,223	-	5,223	-	-	-
3.2.4.	Currency futures		24,689	24,715	49,404	27,209	33,537	60,746
3.2.4.1.	Currency futures-purchases		-	4,704	4,704	24,833	24,967	49,800
3.2.4.2.	Currency futures-sales		24,689	20,011	44,700	2,376	8,570	10,946
3.2.5.	Interest rate futures		-	32,184	32,184	-	-	-
3.2.5.1.	Interest rate futures-purchases		-	-	-	-	-	-
3.2.5.2.	Interest rate futures-sales		-	32,184	32,184	-	-	-
3.2.6.	Others		3,000	616,091	619,091	7,594	840,552	848,146
B. CUSTODY AND PLEDGED ITEMS (IV+V+VI)			**185,131,605**	**131,521,185**	**316,652,790**	**149,828,729**	**108,222,111**	**258,050,840**
IV.	**ITEMS HELD IN CUSTODY**		**45,183,674**	**15,367,633**	**60,551,307**	**38,828,829**	**15,588,198**	**54,417,027**
4.1.	Customers' securities held		23,873,575	1,133	23,874,708	18,299,861	3,913,486	22,213,347
4.2.	Investment securities held in custody		14,546,869	4,662,027	19,208,896	13,804,387	932,508	14,736,895
4.3.	Checks received for collection		4,762,507	822,559	5,585,066	4,869,700	895,721	5,765,421
4.4.	Commercial notes received for collection		1,955,218	1,791,447	3,746,665	1,822,785	1,776,262	3,599,047
4.5.	Other assets received for collection		21,265	7,683,438	7,704,703	9,649	7,665,813	7,675,462
4.6.	Assets received through public offering		-	34,412	34,412	-	25,454	25,454
4.7.	Other items under custody		24,240	372,617	396,857	22,447	378,954	401,401
4.8.	Custodians		-	-	-	-	-	-
V.	**PLEDGED ITEMS**		**139,947,931**	**116,153,552**	**256,101,483**	**110,999,900**	**92,633,913**	**203,633,813**
5.1.	Securities		548,240	257	548,497	77,210	-	77,210
5.2.	Guarantee notes		20,386,072	7,192,615	27,578,687	16,424,680	6,927,507	23,352,187
5.3.	Commodities		-	-	-	157	-	157
5.4.	Warranties		-	-	-	-	-	-
5.5.	Real estates		26,911,048	34,618,660	61,529,708	19,469,018	20,275,144	39,744,162
5.6.	Other pledged items		92,102,401	74,341,580	166,443,981	75,028,665	65,430,814	140,459,479
5.7.	Pledged items-depository		170	440	610	170	448	618
VI.	**CONFIRMED BILLS OF EXCHANGE AND SURETIES**		-	-	-	-	-	-
	TOTAL OFF-BALANCE SHEET ITEMS (A+B)		**216,296,263**	**167,264,130**	**383,560,393**	**181,228,446**	**146,281,096**	**327,509,542**

The accompanying notes are an integral part of these unconsolidated financial statements.

(Convenience Translation of Financial Statements Originally Issued in Turkish)

Türkiye Garanti Bankası Anonim Şirketi

Income Statement

For the Twelve-Month Period Ended 31 December 2009

	INCOME AND EXPENSE ITEMS	Footnotes	THOUSANDS OF TURKISH LIRA (TL)	
			CURRENT PERIOD 1 January 2009- 31 December 2009	PRIOR PERIOD 1 January 2008- 31 December 2008
I.	**INTEREST INCOME**	(5.4.1)	**10,441,368**	**9,378,392**
1.1	Interest income on loans		6,003,840	5,757,266
1.2	Interest income on reserve deposits		148,186	218,100
1.3	Interest income on banks		220,269	261,715
1.4	Interest income on money market transactions		3,182	7,120
1.5	Interest income on securities portfolio		3,917,937	2,955,527
1.5.1	Trading financial assets		18,151	24,908
1.5.2	Financial assets valued at fair value through profit or loss		-	-
1.5.3	Financial assets available-for-sale		2,897,216	2,111,947
1.5.4	Investments held-to-maturity		1,002,570	818,672
1.6	Financial lease income		-	-
1.7	Other interest income		147,954	178,664
II.	**INTEREST EXPENSE**	(5.4.2)	**5,361,386**	**6,200,432**
2.1	Interest on deposits		3,936,377	4,318,410
2.2	Interest on funds borrowed		668,499	713,554
2.3	Interest on money market transactions		752,660	1,159,115
2.4	Interest on securities issued		-	-
2.5	Other interest expenses		3,850	9,353
III.	**NET INTEREST INCOME (I - II)**		**5,079,982**	**3,177,960**
IV.	**NET FEES AND COMMISSIONS INCOME**		**1,642,508**	**1,441,128**
4.1	Fees and commissions received		2,088,234	1,915,070
4.1.1	Non-cash loans		161,167	114,210
4.1.2	Others		1,927,067	1,800,860
4.2	Fees and commissions paid		445,726	473,942
4.2.1	Non-cash loans		808	453
4.2.2	Others		444,918	473,489
V.	**DIVIDEND INCOME**	(5.4.3)	**78,937**	**102,470**
VI.	**NET TRADING INCOME/LOSSES (Net)**	(5.4.4)	**880,698**	**251,295**
6.1	Trading account income/losses		361,107	49,366
6.2	Income/losses from derivative financial instruments		379,039	480,060
6.3	Foreign exchange gains/losses		140,552	(278,131)
VII.	**OTHER OPERATING INCOME**	(5.4.5)	**279,252**	**278,171**
VIII.	**TOTAL OPERATING PROFIT (III+IV+V+VI+VII)**		**7,961,377**	**5,251,024**
IX.	**PROVISION FOR LOSSES ON LOANS AND OTHER RECEIVABLES (-)**	(5.4.6)	**1,612,814**	**566,446**
X.	**OTHER OPERATING EXPENSES (-)**	(5.4.7)	**2,570,035**	**2,522,590**
XI.	**NET OPERATING PROFIT/LOSS (VIII-IX-X)**		**3,778,528**	**2,161,988**
XII.	**INCOME RESULTED FROM MERGERS**		-	-
XIII.	**INCOME/LOSS FROM INVESTMENTS UNDER EQUITY ACCOUNTING**		-	-
XIV.	**GAIN/LOSS ON NET MONETARY POSITION**		-	-
XV.	**OPERATING PROFIT/LOSS BEFORE TAXES (XI+XII+XIII+XIV)**	(5.4.8)	**3,778,528**	**2,161,988**
XVI.	**PROVISION FOR TAXES (±)**	(5.4.9)	**816,287**	**411,500**
16.1	Current tax charge		817,616	399,213
16.2	Deferred tax charge/(credit)		(1,329)	12,287
XVII.	**NET OPERATING PROFIT/LOSS AFTER TAXES (XV±XVI)**	(5.4.10)	**2,962,241**	**1,750,488**
XVIII.	**INCOME FROM DISCONTINUED OPERATIONS**		-	-
18.1	Income from assets held for sale		-	-
18.2	Income from sale of associates, subsidiaries and joint-ventures		-	-
18.3	Others		-	-
XIX.	**EXPENSES FROM DISCONTINUED OPERATIONS (-)**		-	-
19.1	Expenses on assets held for sale		-	-
19.2	Expenses on sale of associates, subsidiaries and joint-ventures		-	-
19.3	Others		-	-
XX.	**PROFIT/LOSS BEFORE TAXES ON DISCONTINUED OPERATIONS (XVIII-XIX)**	(5.4.8)	-	-
XXI.	**PROVISION FOR TAXES OF DISCONTINUED OPERATIONS (±)**	(5.4.9)	-	-
21.1	Current tax charge		-	-
21.2	Deferred tax charge/(credit)		-	-
XXII.	**NET PROFIT/LOSS AFTER TAXES ON DISCONTINUED OPERATIONS (XX±XXI)**	(5.4.10)	-	-
XXIII.	**NET PROFIT/LOSS (XVII+XXII)**	(5.4.11)	**2,962,241**	**1,750,488**
	EARNINGS PER SHARE (full YTL amount per YTL'000 face value each)		**705**	**588**

The accompanying notes are an integral part of these unconsolidated financial statements.

(Convenience Translation of Financial Statements Originally Issued in Turkish)

Türkiye Garanti Bankası Anonim Şirketi

Statement of Income/Expense Items Accounted under Shareholders' Equity

For the Twelve-Month Period Ended 31 December 2009

	INCOME AND EXPENSE ITEMS UNDER SHAREHOLDERS' EQUITY	THOUSANDS OF TURKISH LIRA (TL)	
		CURRENT PERIOD 31 December 2009	PRIOR PERIOD 31 December 2008
I.	**MARKET VALUE GAINS ON AVAILABLE FOR SALE ASSETS ACCOUNTED UNDER "SECURITIES VALUE INCREASE FUND"**	**1,379,598**	**31,407**
II.	**REVALUATION SURPLUS ON TANGIBLE ASSETS**	**-**	**-**
III.	**REVALUATION SURPLUS ON INTANGIBLE ASSETS**	**-**	**-**
IV.	**TRANSLATION DIFFERENCES FOR TRANSACTIONS IN FOREIGN CURRENCIES**	**196**	**84,412**
V.	**GAIN/LOSS ON DERIVATIVE FINANCIAL ASSETS HELD FOR CASH FLOW HEDGES (effective portion)**	**(66,849)**	**32,591**
VI.	**GAIN/LOSS ON DERIVATIVE FINANCIAL ASSETS HELD FOR HEDGES OF NET INVESTMENT IN FOREIGN OPERATIONS (effective portion)**	**9,583**	**(64,240)**
VII.	**EFFECTS OF CHANGES IN ACCOUNTING POLICIES AND CORRECTIONS**	**-**	**-**
VIII.	**OTHER INCOME/EXPENSE ITEMS ACCOUNTED UNDER SHAREHOLDERS' EQUITY AS PER TAS**	**98,527**	**80,122**
IX.	**DEFERRED TAXES ON VALUE INCREASES/DECREASES**	**(261,683)**	**(6,472)**
X.	**NET INCOME/EXPENSE ITEMS ACCOUNTED DIRECTLY UNDER SHAREHOLDERS' EQUITY (I+II+III+IV+V+VI+VII+VIII+IX)**	**1,159,372**	**157,820**
XI.	**CURRENT PERIOD PROFIT/LOSSES**	**2,962,241**	**1,750,488**
1.1	Net changes in fair value of securities (transferred to income statement)	109,738	61,271
1.2	Gains/losses on derivative financial assets held for cash flow hedges, reclassified and recorded in income statement	-	-
1.3	Gains/losses on hedges of net investment in foreign operations, reclassified and recorded in income statement	-	-
1.4	Others	2,852,503	1,689,217
XII.	**TOTAL PROFIT/LOSS ACCOUNTED FOR THE CURRENT PERIOD (X+XI)**	**4,121,613**	**1,908,308**

The accompanying notes are an integral part of these unconsolidated financial statements.

(Convenience Translation of Financial Statements Originally Issued in Turkish)

Türkiye Garanti Bankası Anonim Şirketi
Statement of Changes in Shareholders' Equity
For the Twelve-Month Period Ended 31 December 2009

	STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY	Footnotes	THOUSANDS OF TURKISH LIRA (TL)															
			Paid-In Capital	Capital Reserves from Inflation Adj.s to Paid-In Capital	Share Premium	Share Cancellation Profits	Legal Reserves	Status Reserves	Extraordinary Reserves	Other Reserves	Current Period Net Profit/(Loss)	Prior Period Profit/(Loss)	Securities Value Increase Fund	Revaluation Surplus on Tangible and Intangible Assets	Bonus Shares of Equity Participations	Hedging Reserves	Accu. Rev. Surp. on Assets Held for Sale and Assets of Discont. Op.s	Total Shareholders' Equity
	PRIOR PERIOD (31/12/2008)																	
I.	**Balances at beginning of the period**		2,100,000	772,554	-	-	156,211	-	1,275,689	(1,715)	-	2,315,616	208,057	29,864	2,453	24,390	-	6,883,119
II.	**Correction made as per TAS 8**		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
2.1.	Effect of corrections																	-
2.2.	Effect of changes in accounting policies								-			-	-					-
III.	**Adjusted balances at beginning of the period (I+II)**	(5.5)	2,100,000	772,554	-	-	156,211	-	1,275,689	(1,715)	-	2,315,616	208,057	29,864	2,453	24,390	-	6,883,119
	Changes during the period																	
IV.	**Mergers**																	-
V.	**Market value changes of securities**												120,220					120,220
VI.	**Hedging reserves**		-	-	-	-	-	-	-	-	-	-	-	-	-	(30,752)	-	(30,752)
6.1.	Cash flow hedge															33,488		33,488
6.2.	Hedge of net investment in foreign operations															(64,240)		(64,240)
VII.	**Revaluation surplus on tangible assets**																	-
VIII.	**Revaluation surplus on intangible assets**																	-
IX.	**Bonus shares of associates, subsidiaries and joint-ventures**														-			-
X.	**Translation differences**						901			3,211			64,240					68,352
XI.	**Changes resulted from disposal of assets**														-			-
XII.	**Changes resulted from reclassification of assets**																	-
XIII.	**Effect of change in equities of associates on bank's equity**																	-
XIV.	**Capital increase**		2,100,000	-	11,880	-	-	-	-	-	-	-	-	-	-	-	-	2,111,880
14.1.	Cash		2,100,000		11,880													2,111,880
14.2.	Internal sources																	-
XV.	**Share issuance**																	-
XVI.	**Share cancellation profits**																	-
XVII.	**Capital reserves from inflation adjustments to paid-in capital**																	-
XVIII.	**Others**								(1,434,233)									(1,434,233)
XIX.	**Current period net profit/loss**										1,750,488							1,750,488
XX.	**Profit distribution**		-	-	-	-	115,781	-	1,629,268	3,341	-	(2,315,616)	-	567,226	-	-	-	-
20.1.	Dividends											-						-
20.2.	Transfers to reserves						115,781		1,629,268			(1,745,049)						-
20.3.	Others									3,341		(570,567)		567,226				-
	Balances at end of the period (III+IV+V+......+XVIII+XIX+XX)		4,200,000	772,554	11,880	-	272,893	-	1,470,724	4,837	1,750,488	-	392,517	597,090	2,453	(6,362)	-	9,469,074
	CURRENT PERIOD (31/12/2009)																	
I.	**Balances at beginning of the period**		4,200,000	772,554	11,880	-	272,893	-	1,470,724	4,837	-	1,750,488	392,517	597,090	2,453	(6,362)	-	9,469,074
	Changes during the period	(5.5)																
II.	**Mergers**																	-
III.	**Market value changes of securities**												1,218,629					1,218,629
IV.	**Hedging reserves**		-	-	-	-	-	-	-	-	-	-	-	-	-	(59,453)	-	(59,453)
4.1.	Cash flow hedge															(67,119)		(67,119)
4.2.	Hedge of net investment in foreign operations												-			7,666		7,666
V.	**Revaluation surplus on tangible assets**																	-
VI.	**Revaluation surplus on intangible assets**																	-
VII.	**Bonus shares of associates, subsidiaries and joint-ventures**																	-
VIII.	**Translation differences**						115			81			-					196
IX.	**Changes resulted from disposal of assets**														-			-
X.	**Changes resulted from reclassification of assets**																	-
XI.	**Effect of change in equities of associates on bank's equity**																	-
XII.	**Capital increase**		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
12.1.	Cash									-								-
12.2.	Internal sources																	-
XIII.	**Share issuance**																	-
XIV.	**Share cancellation profits**																	-
XV.	**Capital reserves from inflation adjustments to paid-in capital**																	-
XVI.	**Others**								-									-
XVII.	**Current period net profit/loss**										2,962,241							2,962,241
XVIII.	**Profit distribution**		-	-	-	-	94,024	-	1,377,040	3,320	-	(1,750,488)	-	1,104	-	-	-	(275,000)
18.1.	Dividends						6,500		(281,500)			-						(275,000)
18.2.	Transfers to reserves						87,524		1,658,540			(1,746,064)						-
18.3.	Others									3,320		(4,424)		1,104				-
	Balances at end of the period (I+II+III+......+XVI+XVII+XVIII)		4,200,000	772,554	11,880	-	367,032	-	2,847,764	8,238	2,962,241	-	1,611,146	598,194	2,453	(65,815)	-	13,315,687

(Convenience Translation of Financial Statements Originally Issued in Turkish)

Türkiye Garanti Bankası Anonim Şirketi
Statement of Cash Flows
For the Twelve-Month Period Ended 31 December 2009

	STATEMENT OF CASH FLOWS	Footnotes	THOUSANDS OF TURKISH LIRA (TL)	
			CURRENT PERIOD 31 December 2009	PRIOR PERIOD 31 December 2008
A.	**CASH FLOWS FROM BANKING OPERATIONS**			
1.1	**Operating profit before changes in operating assets and liabilities**		**3,755,718**	**(596,645)**
1.1.1	Interests received		10,657,486	7,574,346
1.1.2	Interests paid		(5,478,564)	(5,931,586)
1.1.3	Dividend received		78,937	102,470
1.1.4	Fees and commissions received		2,271,798	2,054,089
1.1.5	Other income		393,571	116,554
1.1.6	Collections from previously written-off loans and other receivables		39,016	25,323
1.1.7	Payments to personnel and service suppliers		(2,076,921)	(1,964,574)
1.1.8	Taxes paid		(1,035,411)	(372,940)
1.1.9	Others	(5.6)	(1,094,194)	(2,200,327)
1.2	**Changes in operating assets and liabilities**		**7,708,099**	**8,094,899**
1.2.1	Net (increase) decrease in financial assets held for trading		(309,542)	65,861
1.2.2	Net (increase) decrease in financial assets valued at fair value through profit or loss		-	-
1.2.3	Net (increase) decrease in due from banks		(2,814,808)	(1,518,419)
1.2.4	Net (increase) decrease in loans		(388,822)	(11,979,155)
1.2.5	Net (increase) decrease in other assets		1,062,576	3,260,282
1.2.6	Net increase (decrease) in bank deposits		665,402	77,234
1.2.7	Net increase (decrease) in other deposits		9,552,211	13,408,117
1.2.8	Net increase (decrease) in funds borrowed		2,296,389	2,353,243
1.2.9	Net increase (decrease) in matured payables		-	-
1.2.10	Net increase (decrease) in other liabilities	(5.6)	(2,355,307)	2,427,736
I.	**Net cash flow from banking operations**		**11,463,817**	**7,498,254**
B.	**CASH FLOWS FROM INVESTING ACTIVITIES**			
II.	**Net cash flow from investing activities**		**(8,008,898)**	**(7,013,989)**
2.1	Cash paid for purchase of associates, subsidiaries and joint-ventures		(2,655)	-
2.2	Cash obtained from sale of associates, subsidiaries and joint-ventures		-	(37,883)
2.3	Purchases of tangible assets		(297,743)	(348,771)
2.4	Sales of tangible assets		25,378	144,244
2.5	Cash paid for purchase of financial assets available-for-sale		(17,790,579)	(11,690,440)
2.6	Cash obtained from sale of financial assets available-for-sale		9,869,206	4,449,682
2.7	Cash paid for purchase of investments held-to-maturity		(927,839)	-
2.8	Cash obtained from sale of investments held-to-maturity		1,115,334	469,179
2.9	Others	(5.6)	-	-
C.	**CASH FLOWS FROM FINANCING ACTIVITIES**			
III.	**Net cash flow from financing activities**		**(307,799)**	**552,727**
3.1	Cash obtained from funds borrowed and securities issued		-	-
3.2	Cash used for repayment of funds borrowed and securities issued		-	-
3.3	Equity instruments issued		-	2,111,880
3.4	Dividends paid		(275,000)	-
3.5	Payments for financial leases		(32,799)	(124,920)
3.6	Others (payments for founder shares repurchased)	(5.6)	-	(1,434,233)
IV.	**Effect of change in foreign exchange rate on cash and cash equivalents**	(5.6)	**(48,103)**	**577,238**
V.	**Net increase/(decrease) in cash and cash equivalents**		**3,099,017**	**1,614,230**
VI.	**Cash and cash equivalents at beginning of period**		**5,031,725**	**3,417,495**
VII.	**Cash and cash equivalents at end of period**		**8,130,742**	**5,031,725**

The accompanying notes are an integral part of these unconsolidated financial statements.

(Convenience Translation of Financial Statements Originally Issued in Turkish)

Türkiye Garanti Bankası Anonim Şirketi
Statement of Profit Distribution
At 31 December 2009

	STATEMENT OF PROFIT DISTRIBUTION	THOUSANDS OF TURKISH LIRA (TL)	
		CURRENT PERIOD 31 December 2009	**PRIOR PERIOD** 31 December 2008
I.	**DISTRIBUTION OF CURRENT YEAR PROFIT**		
1.1	CURRENT PERIOD PROFIT	3,778,528	2,161,988
1.2	TAXES AND LEGAL DUTIES PAYABLE (-)	816,287	411,500
1.2.1	Corporate tax (income tax)	816,287	411,500
1.2.2	Withholding tax	-	-
1.2.3	Other taxes and duties	-	-
A.	**NET PROFIT FOR THE PERIOD (1.1-1.2)**	**2,962,241**	**1,750,488**
1.3	ACCUMULATED LOSSES (-)	-	-
1.4	FIRST LEGAL RESERVES (-)	148,112	87,524
1.5	OTHER STATUTORY RESERVES (-)	3,817	4,424
B.	**NET PROFIT AVAILABLE FOR DISTRIBUTION [(A-(1.3+1.4+1.5)]**	**2,810,312**	**1,658,540**
1.6	FIRST DIVIDEND TO SHAREHOLDERS (-)	-	210,000
1.6.1	To owners of ordinary shares	-	210,000
1.6.2	To owners of privileged shares	-	-
1.6.3	To owners of redeemed shares	-	-
1.6.4	To profit sharing bonds	-	-
1.6.5	To holders of profit and loss sharing certificates	-	-
1.7	DIVIDENDS TO PERSONNEL (-)	-	-
1.8	DIVIDENDS TO BOARD OF DIRECTORS (-)	-	-
1.9	SECOND DIVIDEND TO SHAREHOLDERS (-)	-	65,000
1.9.1	To owners of ordinary shares	-	65,000
1.9.2	To owners of privileged shares	-	-
1.9.3	To owners of redeeemed shares	-	-
1.9.4	To profit sharing bonds	-	-
1.9.5	To holders of profit and loss sharing certificates	-	-
1.10	SECOND LEGAL RESERVES (-)	-	6,500
1.11	STATUS RESERVES (-)	-	-
1.12	EXTRAORDINARY RESERVES	-	1,377,040
1.13	OTHER RESERVES	-	-
1.14	SPECIAL FUNDS	-	-
II.	**DISTRIBUTION OF RESERVES**		
2.1	APPROPRIATED RESERVES	-	-
2.2	SECOND LEGAL RESERVES (-)	-	-
2.3	DIVIDENDS TO SHAREHOLDERS (-)	-	-
2.3.1	To owners of ordinary shares	-	-
2.3.2	To owners of privileged shares	-	-
2.3.3	To owners of redeemed shares	-	-
2.3.4	To profit sharing bonds	-	-
2.3.5	To holders of profit and loss sharing certificates	-	-
2.4	DIVIDENDS TO PERSONNEL (-)	-	-
2.5	DIVIDENDS TO BOARD OF DIRECTORS (-)	-	-
III.	**EARNINGS PER SHARE** (per YTL'000 face value each)		
3.1	TO OWNERS OF ORDINARY SHARES (per YTL'000 face value each)	705	417
3.2	TO OWNERS OF ORDINARY SHARES (%)	71	42
3.3	TO OWNERS OF PRIVILEGED SHARES	-	-
3.4	TO OWNERS OF PRIVILEGED SHARES (%)	-	-
IV.	**DIVIDEND PER SHARE**		
4.1	TO OWNERS OF ORDINARY SHARES (per YTL'000 face value each)	-	-
4.2	TO OWNERS OF ORDINARY SHARES (%)	-	-
4.3	TO OWNERS OF PRIVILEGED SHARES	-	-
4.4	TO OWNERS OF PRIVILEGED SHARES (%)	-	-

Decision regarding to the current year profit distribution will be held at General Assembly meeting.

The accompanying notes are an integral part of these unconsolidated financial statements.

(Thousands of Turkish Lira (TL))

3 Accounting policies

3.1 Basis of presentation

As per the Article 37 of "Accounting and Recording Rules" of the Turkish Banking Law No 5411 published on the Official Gazette no.25983 dated 1 November 2005 and became effective, the Bank keeps its accounting records and prepares its unconsolidated financial statements and the related footnotes in accordance with accounting and valuation standards described in "Regulation on Accounting Applications for Banks and Safeguarding of Documents" published by the Banking Regulatory and Supervisory Agency (BRSA) and in effect since 1 November 2006, Turkish Accounting Standards (TAS), Turkish Financial Reporting Standards (TFRS) and the related statements and guidances.

The accompanying unconsolidated financial statements are prepared in accordance with the historical cost basis except for the securities at fair value through profit or loss, securities available for sale, investments in associates and subsidiaries that are quoted on the stock exchanges and that are in foreign currencies which are presented on a fair value basis.

The accounting policies and the valuation principles applied in the preparation of the accompanying financial statements are explained in Notes 3.2 to 3.24.

3.1.1 Additional paragraph for convenience translation to English

The differences between accounting principles, as described in the preceding paragraphs, and the accounting principles generally accepted in countries, in which the accompanying financial statements are to be distributed, and International Financial Reporting Standards ("IFRS"), may have significant influence on the accompanying financial statements. Accordingly, the accompanying financial statements are not intended to present the financial position and results of operations in accordance with the accounting principles generally accepted in such countries and IFRS.

3.2 Strategy for the use of financial instruments and foreign currency transactions

3.2.1 Strategy for the use of financial instruments

The liability side of the Bank's balance sheet is intensively composed of short-term deposits in line with the general trend in the banking sector. In addition to deposits, the Bank has access to longer-term borrowings via the foreign currency borrowings from abroad.

In order to manage the interest rate risk arising from short-term deposits, the Bank is keen on maintaining floating rate instruments such as government bonds with quarterly coupon payments and instruments like credit cards and consumer loans providing regular cash inflows.

The fundamental strategy to manage the liquidity risk is to expand the deposit base through customer-oriented banking philosophy, and to increase customer transactions and retention rates. The Bank's widespread and effective branch network, advantage of primary dealership and strong market share in the treasury and capital markets, are the most effective tools in the realisation of this strategy. For this purpose, serving customers by introducing new products and services continuously and reaching the customers satisfaction are very important.

Another influential factor in management of interest and liquidity risks on balance sheet is product diversification both on asset and liability sides.

(Thousands of Turkish Lira (TL))

Exchange rate risk, interest rate risk and liquidity risk are controlled and measured by various risk management systems, and the balance sheet is managed under the limits set by these systems and the limits legally required. Asset-liability management and value at risk models, stress tests and scenario analysis are used for this purpose.

Purchase and sale of short and long-term financial instruments are allowed within the pre-determined limits to generate risk-free return on capital.

The foreign currency position is controlled by the equilibrium of a currency basket to eliminate the foreign exchange risk.

3.2.2 Foreign currency transactions

Foreign exchange gains and losses arising from foreign currency transactions are recorded at transaction dates. At the end of the periods, foreign currency assets and liabilities evaluated with the Bank's spot purchase rates and the differences are recorded as foreign exchange gain or loss in the income statement.

The Bank had applied net investment hedge accounting for the exchange rate differences on the net investment risks on its foreign affiliates and its related financial liabilities in foreign currencies in the previous periods. The Bank prospectively discontinued this application as of 1 January 2009 within the framework of TFRIC 16 – Comment on Hedges of a Net Investment in a Foreign Operation, published in the Official Gazette dated 8 January 2009, no. 27104. The Bank started to apply fair value hedge accounting as at 1 January 2009 by designating the exchange rate risk of these foreign investments that are recognized under fair value accounting as hedged item, in compliance with " TAS 39 *Financial Instruments: Recognition and Measurement*". Accordingly, the effective portion of the foreign exchange differences is recorded under income statement in the current period.

In the currency conversion of the financial statements of the Bank's foreign branches, the Bank's spot purchase rates are used for balance sheet items and average foreign currency rates for income statement. All foreign currency differences arising from this conversion, are classified as "other profit reserves" under the shareholders' equity.

3.3 Investments in associates and subsidiaries

The unconsolidated investments in associates and subsidiaries are accounted in accordance with the Turkish Accounting Standard 39 (TAS 39) "Financial Instruments: Recognition and Measurement". Investments in companies quoted in organized markets and for which their fair values can be reliably determined, are valued at their fair values. Others are valued at costs reduced by provisions for impairment losses, if any, in the accompanying financial statements.

3.4 Forwards, options and other derivative transactions

The derivative transactions mainly consist of foreign currency and interest rate swaps, foreign currency options and forward foreign currency purchase/sale contacts. There are no embedded derivatives.

According to the Turkish Accounting Standard 39 (TAS 39) "Financial Instruments: Recognition and Measurement"; forward foreign currency purchases/sales, swaps, options and futures are classified "hedging purposes" and "trading purposes". Derivatives are initially recorded in off-balance sheet accounts at their purchase costs including the transaction costs. Subsequently, the derivative transactions are valued at their fair values and the changes in their fair values are recorded on balance sheet under "derivative financial assets" or "derivative financial liabilities", respectively. Subsequent fair value changes for trading derivatives are recorded under income statement. Whereas, the effective portions of hedging derivatives are recorded under shareholders' equity while their ineffective portions are posted through income statement.

The spot legs of currency swap transactions are recorded on the balance sheet and the forward legs in the off-balance sheet accounts.

3.5 Interest income and expenses

Interests are recorded according to the effective interest rate method (rate equal to the rate in calculation of present value of future cash flows of financial assets or liabilities) defined in the Turkish Accounting Standard 39 (TAS 39) "Financial Instruments: Recognition and Measurement".

In case of an interest accrued on a security before its acquisition, the collected interest is divided into two parts as interest before and after the acquisition and only the interest of the period after the acquisition is recorded as interest income in the financial statements.

The accrued interest income on non-performing loans are reversed and subsequently recognised as interest income only when collected.

3.6 Fees and commissions

Fees and commissions received and paid, and other fees and commissions paid to financial institutions are calculated according to either accrual basis of accounting or effective interest rate method depending on nature of fees and commissions, incomes derived from agreements and asset purchases from third parties are recognized as income when realized.

3.7 Financial assets

3.7.1 Financial assets at fair value through profit or loss

Such assets are valued at their fair values and gain/loss arising is recorded in the income statement. Interest income earned on trading securities and the difference between their acquisition costs and fair values are recorded as interest income in the income statement. In case of sales of such securities before their maturity, the gains/losses on such sales are recorded under trading income/losses.

3.7.2 Investments held-to-maturity, financial assets available-for-sale and loans and receivables

Financial assets are initially recorded at their purchase costs including the transaction costs.

Investments held-to-maturity are financial assets with fixed maturities and pre-determined payment schedules that the Bank has the intent and ability to hold until maturity, excluding loans and receivables.

There are no financial assets that are not allowed to be classified as investments held-to-maturity for two years due to the tainting rules applied for the breach of classification rules.

Investments held-to-maturity are measured at amortized costs using internal rate of return after deducting impairments, if any.

Assets available-for-sale, are financial assets other than assets held for trading purposes, investments held-to-maturity and loans and receivables.

Financial assets available-for-sale are measured at their fair values subsequently. However, assets for which fair values could not be determined reliably are valued using discounting method with internal rate of return for the ones with a fixed maturity; and using valuation models or discounted cash flow techniques for the ones which do not have a fixed maturity. Unrecognised gain/losses derived from the difference between their fair value and the discounted values are recorded in "securities value increase fund" under the shareholders' equity. In case of sales, the realized gain/losses are recognized directly in the income statement.

Government bonds indexed to consumer price index and issued on 21 February 2007 and 20 August 2008 are for five-year maturity and with fixed real coupon rates of 5% and 6% semiannually. As per the statement made by the Turkish Treasury on the date of issuance, such securities are valued taking into account the difference between the reference index at the issue date and the reference index at the balance sheet date to reflect the effects of inflation.

Purchase and sale transactions of securities are accounted at delivery dates.

Loans and receivables are financial assets raised by the Bank providing money, commodity and services to debtors.

Loans are financial assets with fixed or determinable payments and not quoted in an active market.

Loans and receivables are recognized at cost and measured at amortized cost using the effective interest method. Duties paid, transaction expenditures and other similar expenses on assets received against such risks are considered as a part of transaction cost and charged to customers.

3.8 Impairment of financial assets

Financial asset or group of financial assets are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such indication exists, the Bank estimates the amount of impairment.

Impairment loss incurs if, and only if, there is an objective evidence that the expected future cash flows of financial asset or group of financial assets are adversely effected by an event(s) ("loss event(s)") incurred subsequent to recognition. The losses expected to incur due to future events are not recognized even if the probability of loss is high.

If there is an objective evidence that certain loans will not be collected, for such loans; the Bank provides specific and general allowances for loan and other receivables classified in accordance with the Regulation on Identification of and Provision against Non-Performing Loans and Other Receivables published on the Official Gazette no.2633 dated 1 November 2006. The allowances are recorded in the income statement of the related period.

3.9 Netting of financial instruments

In cases where the fair values of trading securities, securities available-for-sale, securities quoted at the stock exchanges, associates and subsidiaries are less then their carrying values, a provision for impairment is allocated, and the net value is shown on the balance sheet.

The Bank provides specific allowances for loan and other receivables in accordance with the Regulation on Identification of and Provision against Non-Performing Loans and Other Receivables. The allowances are recorded under "loans" as negative balances on the asset side.

Otherwise, the financial assets and liabilities are netted off only when there is a legal right to do so.

3.10 Repurchase and resale agreements and securities lending

Securities sold under repurchase agreements are recorded on the balance sheet in compliance with the Uniform Chart of Accounts. Accordingly, government bonds and treasury bills sold to customers under repurchase agreements are classified as "Investments Subject to Repurchase Agreements" and valued based on the Bank management's future intentions, either at market prices or using discounting method with internal rate of return. The funds received through repurchase agreements are classified separately under liability accounts and the related interest expenses are accounted on an accrual basis.

(Thousands of Turkish Lira (TL))

Securities purchased under resale agreements are classified under "interbank money markets" separately. An income accrual is accounted for the positive difference between the purchase and resale prices earned during the period.

3.11 Assets held for sale and discontinued operations

A tangible asset (or a disposal group) classified as "asset held for sale" is measured at lower of carrying value or fair value less costs to sell. An asset (or a disposal group) is regarded as "asset held for sale" only when the sale is highly probable and the asset (disposal group) is available for immediate sale in its present condition. For a highly probable sale, there must be a valid plan prepared by the management for the sale of asset including identification of possible buyers and completion of sale process. Furthermore, the asset should be actively in the market at a price consistent with its fair value.

A discontinued operation is a part of the Bank's business classified as sold or held-for-sale. The operating results of the discontinued operations are disclosed separately in the income statement. The Bank has no discontinued operations.

3.12 Goodwill and other intangible assets

The Bank's intangible assets consist of softwares, intangible rights and other intangible assets.

Goodwill and other intangible assets are recorded at cost in compliance with the Turkish Accounting Standard 38 (TAS 38) "Intangible Assets".

The costs of the intangible assets purchased before 31 December 2004 are restated from the purchasing dates to 31 December 2004, the date the hyperinflationary period is considered to be ended. The intangible assets purchased after this date are recorded at their historical costs. The intangible assets are amortised by the Bank over their estimated useful lives based on their inflation adjusted costs on a straight-line basis.

Estimated useful lives of the Bank's intangible assets are 3-15 years, and amortisation rates are 6.67-33.3%.

If there is objective evidence of impairment, the asset's recoverable amount is estimated in accordance with the Turkish Accounting Standard 36 (TAS 36) " Impairment of Assets" and if the recoverable amount is less then the carrying value of the related asset, a provision for impairment loss is made.

3.13 Tangible assets

The cost of the tangible assets purchased before 31 December 2004 are restated from the purchasing dates to 31 December 2004, the date the hyperinflationary period is considered to be ended. The tangible assets purchased after this date are recorded at their historical costs.

Tangible assets are recorded at cost in compliance with the Turkish Accounting Standard 16 (TAS 16) "Tangible Assets".

If there is objective evidence of impairment, the asset's recoverable amount is estimated in accordance with the Turkish Accounting Standard 36 (TAS 36) " Impairment of Assets" and if the recoverable amount is less then the carrying value of the related asset, a provision for impairment loss is made.

Gains/losses arising from the disposal of the tangible assets are calculated as the difference between the net book value and the net sales price.

Maintenance and repair costs incurred for tangible assets, are recorded as expense.

There are no restrictions such as pledges, mortgages or any other restriction on tangible assets.

(Thousands of Turkish Lira (TL))

There are no changes in the accounting estimates that are expected to have an impact in the current or subsequent periods.

The depreciation rates and the estimated useful lives of tangible assets are:

Tangible assets	**Estimated useful lives (years)**	**Depreciation Rates (%) from 1 January 2009**	**Depreciation Rates (%) from 1 January 2005**	**Depreciation Rates (%) before 1 January 2005**
Buildings	50	2	4	2
Vaults	20-50	2-20	4-40	2-20
Motor vehicles	5-7	15-20	30-40	15-20
Other tangible assets	4-20	5-25	10-50	5-25

In prior periods, the tangible assets are depreciated over their estimated useful lives based on their inflation adjusted costs on a straight-line basis. The tangible assets purchased since 1 January 2005 are depreciated based on the declining balance method which is one of the accelerated depreciation methods. The straight-line depreciation method is in use for the tangible assets purchased since 1 January 2009.

The depreciation of an asset held for a period less than a full financial year is calculated as a proportion of the full year depreciation charge from the date of acquisition to the financial year end.

3.14 Leasing activities

The maximum period of the leasing agreements is 4 years. Leased assets are recognized by recording an asset or a liability. In the determination of the related asset and liability amounts, the lower of the fair value of the leased asset and the present value of leasing payments is considered. Financial costs on leasing agreements are expanded in lease periods at a fixed interest rate.

In cases where leased assets are impaired or the expected future benefits of the assets are less than their book values, the book values of such leased assets are reduced to their net realizable values. Depreciation for assets acquired through financial leases is calculated consistently with the same principle as for the tangible assets.

In operating leases, the rent payments are charged to the statement of operations in equal installments.

3.15 Provisions and contingent liabilities

In the financial statements, a provision is made for an existing commitment resulted from past events if it is probable that the commitment will be settled and a reliable estimate can be made of the amount of the obligation. Provisions are calculated based on the best estimates of management on the expenses to incur as of the balance sheet date and, if material, such expenses are discounted for their present values. If the amount is not reliably estimated and there is no probability of cash outflow from the Bank to settle the liability, the related liability is considered as "contingent" and disclosed in the notes to the financial statements.

Provisions made during the period are recorded under "provision for losses on loans and other receivables"; provisions that were booked in the prior periods and released in the current year are recorded under "other operating income".

3.16 Contingent assets

The contingent assets usually arise from unplanned or other unexpected events that give rise to the possibility of an inflow of economic benefits to the Bank. If an inflow of economic benefits to the Bank has become probable, then the contingent asset is disclosed in the footnotes to the financial statements. If it has become virtually certain that an inflow of economic benefits will arise, the asset and the related income are recognized in the financial statements of the period in which the change occurs.

(Thousands of Turkish Lira (TL))

3.17 Liabilities for employee benefits

Severance Indemnities and Short-Term Employee Benefits

As per the existing labour law in Turkey, the Bank is required to pay certain amounts to the employees retired or fired except for resignations or misbehaviours specified in the Turkish Labour Law.

Accordingly, the Bank reserved for employee severance indemnities in the accompanying financial statements using actuarial method in compliance with the Turkish Accounting Standard 19 (TAS 19) "Employee Benefits" for all its employees who retired or whose employment is terminated, called up for military service or died. The major actuarial assumptions used in the calculation of the total liability are as follows:

	31 December 2009	31 December 2008
Discount rate	5.92%	6.26%
Interest rate	11.00%	12.00%
Expected rate of salary/limit increase	4.80%	5.40%
Estimated employee turnover rate	6.70%	6.55%

The Bank provided for undiscounted short-term employee benefits earned during the financial periods as per services rendered in compliance with TAS 19.

Retirement Benefit Obligations

A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee (and his/her dependents) will receive on retirement.

The Bank's defined benefit plan (the "Plan") is managed by "Türkiye Garanti Bankası Anonim Şirketi Memur ve Müstahdemleri Emekli ve Yardım Sandığı Vakfı" (the Fund) established as per the provisional article 20 of the Social Security Law no.506 and the Bank's employees are the members of this Fund.

The Plan is funded through contributions of both by the employees and the employer as required by Social Security Law numbered 506 and these contributions are as follows:

	31 December 2009	
	Employer	Employee
Pension contributions	15.5%	10.0%
Medical benefit contributions	6.0%	5.0%

The Plan is composed of a) the contractual benefits of the employees, which are subject to transfer to Social Security Foundation ("SSF") as per the Social Security Law no.5754 ("the Law"), and b) other social rights and medical benefits provided by the Bank but not transferable to SSF.

a) Benefits transferable to SSF

The first paragraph of the provisional article 23 of Banking Law No.5411, published in the Official Gazette at 1 November 2005, which requires the transfer of the members of the funds subject to the provisional article 20 of the Social Security Law no.506, and the persons who are paid under insurance coverage for disablement, old-age and mortality and their right-holders to the SSF within three years following the effective date of the related article was cancelled with the decision of the Constitutional Court dated 22 March 2007, numbered 2007/33. The reasoned ruling regarding the cancellation of the Constitutional Court was published in the Official Gazette numbered 26731, dated 15 December 2007. The Constitutional Court stated that the reason behind this cancellation was the possible loss of antecedent rights of the fund members.

(Thousands of Turkish Lira (TL))

Following the publication of the verdict, the Turkish Grand National Assembly ("Turkish Parliament") started to work on the new legal arrangements by taking the cancellation reasoning into account and the articles of the Law regulating the principles related with such transfers were accepted and approved by Turkish Parliament at 17 April 2008, and enacted at 8 May 2008 after being published in the Official Gazette no.26870.

As per the Law, the present value of post-employment benefits as at the transfer date for the fund members to be transferred, will be calculated by a commission composing from the representatives of the SSF, the Ministry of Finance, the Undersecretariat of Treasury, the Undersecretariat of State Planning Organisation, the BRSA, the Saving Deposits Insurance Fund, the banks and the funds, by using a technical discount rate of 9.80% taking into account the funds' income and expenses as per insurance classes and the transferable contributions and payments of the funds including any salary and income differences paid by the funds above the limits of SSF for such payments. The transfers will take place within three-year period starting from 1 January 2008.

At 19 June 2008, Cumhuriyet Halk Partisi ("CHP") is applied to the Constitutional Court for the cancellation of various articles of the Law including the first paragraph of the provisional Article 20. As of the issuing date of the financial statements, there is not any published ruling of the Constitutional Court.

b) Other benefits not transferable to SSF

Other social rights and payments provided in the existing trust indenture but not covered through the transfer of the funds' members and their right-holders to the SSF, are to be covered by the funds and the institutions that employ the funds' members.

3.18 Taxation

3.18.1 Corporate tax

Effective from 1 January 2006, statutory income is subject to corporate tax at 20%. This rate is applied to accounting income modified for certain exemptions (like dividend income) and deductions (like investment incentives), and additions for certain non-tax deductable expenses and allowances for tax purposes. If there is no dividend distribution planned, no further tax charges are made.

Dividends paid to the resident institutions and the institutions working through local offices or representatives are not subject to withholding tax. As per the decisions no.2009/14593 and no.2009/14594 of the Council of Ministers published in the Official Gazette no.27130 dated 3 February 2009, certain duty rates included in the articles no.15 and 30 of the new Corporate Tax Law no.5520 are revised. Accordingly, the withholding tax rate on the dividend payments other than the ones paid to the nonresident institutions generating income in Turkey through their operations or permanent representatives and the resident institutions is 15%. In applying the withholding tax rates on dividend payments to the nonresident institutions and the individuals, the withholding tax rates covered in the related Double Tax Treaty Agreements are taken into account. Appropriation of the retained earnings to capital is not considered as profit distribution and therefore is not subject to withholding tax.

The prepaid taxes are calculated and paid at the rates valid for the earnings of the related years. The prepayments can be deducted from the annual corporate tax calculated for the whole year earnings.

In accordance with the tax legislation, tax losses can be carried forward to offset against future taxable income for up to five years. Tax losses cannot be carried back to offset profits from previous periods.

In Turkey, there is no procedure for a final and definite agreement on tax assessments. Companies file their tax returns with their tax offices by the end of 25th of the fourth month following the close of the accounting period to which they relate. Tax returns are open for five years from the beginning of the year that follows the date of filing during which time the tax authorities have the right to audit tax returns, and the related accounting records on which they are based, and may issue re-assessments based on their findings.

The tax applications for foreign branches;

NORTHERN CYPRUS

According to the Corporate Tax Law of the Turkish Republic of Northern Cyprus no.41/1976 as amended, the corporate earnings (including foreign corporations) are subject to a 10% corporate tax and 15% income tax. This tax is calculated based on the income that the taxpayers earn in an accounting period. Tax base is determined by modifying accounting income for certain exclusions and allowances for tax purposes. The corporations cannot benefit from the rights of offsetting losses, investment incentives and amortisation unless they prepare and have certified their balance sheets, income statements and accounting records used for tax calculations by an auditor authorized by the Ministry of Finance. In cases where it is revealed that the earnings of a corporation were not subject to taxation in prior years or the tax paid on such earnings are understated, additional taxes can be charged in the next twelwe years following that the related taxation period. The corporate tax returns are filed in the tax administration office in April after following the end of the accounting year to which they relate. The corporate taxes are paid in two equal installments in May and October.

MALTA

The corporate earnings are subjected to a 35% corporate tax. This rate is determined by modifying accounting income for certain exclusions and allowances for tax purposes. The earnings of the foreign corporations' branches in Malta are also subject to the same tax rate that the resident corporations in Malta are subject to. The earnings of such branches that are transferred to their head offices are not subject to an additional tax. The prepaid taxes are paid in April, August and December in the related years. The prepayments can be deducted from the annual corporate tax calculated for the whole year earnings. The excess part of the corporate tax that is not covered by such prepayments is paid to the tax office in September.

LUXEMBOURG

The corporate earnings are subjected to a 21% corporate tax. This rate is determined by modifying accounting income for certain exclusions and allowances for tax purposes. An additional 4% of the calculated corporate tax is paid as a contribution for unemployment insurance fund. The municipality commerce tax, which is set as 3% of the taxable income, can be increased up to 225% by the authorization of the municipalities. This rate is 6.75% in the municipality where the Bank's Luxembourg branch operates. The tax returns are examined by the authorized bodies and in case of detected mistakes, the amount of the taxes to be paid, is revised. The amounts and the payment dates of prepaid taxes are determined and declared by the tax office at the beginning of the taxation period. The corporations whose head offices are outside Luxembourg, are allowed to transfer the rest of their net income after tax following the allocation of 5% of it for legal reserves, to their head offices.

(Thousands of Turkish Lira (TL))

3.18.2 Deferred taxes

According to the Turkish Accounting Standard 12 (TAS 12) "Income Taxes"; deferred tax assets and liabilities are recognized, using the balance sheet method, on all taxable temporary differences arising between the carrying values of assets and liabilities in the financial statements and their corresponding balances considered in the calculation of the tax base, except for the differences not deductible for tax purposes and initial recognition of assets and liabilities which affect neither accounting nor taxable profit.

If transactions and events are recorded in the income statement, then the related tax effects are also recognized in the income statement. However, if transactions and events are recorded directly in the shareholders' equity, the related tax effects are also recognized directly in the shareholders' equity.

The deferred tax assets and liabilities are reported as net in the financial statements.

3.18.3 Transfer pricing

The article no.13 of the Corporate Tax Law describes the issue of transfer pricing under the title of "disguised profit distribution" by way of transfer pricing. "The General Communiqué on Disguised Profit Distribution by Way of Transfer Pricing" published at 18 November 2007, explains the application related issues on this topic.

According to this communiqué, if the taxpayers conduct transactions like purchase and sale of goods or services with the related parties where the prices are not determined according to the arm's length principle, then it will be concluded that there is a disguised profit distribution by way of transfer pricing. Such disguised profit distributions will not be deducted from the corporate tax base for tax purposes.

As stated in the "7.1 Annual Documentation" section of this communiqué, the taxpayers are required to fill out the "Transfer Pricing, Controlled Foreign Entities and Thin Capitalization" form for the purchase and sale of goods or services conducted with their related parties in a taxation period, attach these forms to their corporate tax returns and submit to the tax offices.

3.19 Funds borrowed

The Bank generates funds from domestic and foreign sources when this is necessary. The funds borrowed from foreign sources are mainly in the form of syndications and securitizations. The funds borrowed received are recorded at their purchase costs and discounted by using the internal rate of return.

There are no convertible bonds or any other securities issued.

3.20 Shares and share issuances

None.

3.21 Confirmed bills of exchange and acceptances

Confirmed bills of exchange and acceptances are realized simultaneously with the customer payments and recorded in off-balance sheet accounts as possible debt and commitment, if any.

3.22 Government incentives

As of 31 December 2009, the Bank does not have any government incentives or aids.

3.23 Segment reporting

The Bank operates in corporate, commercial, retail and investment banking business lines. Accordingly, the banking products served to customers are; custody services, time and demand deposits, accumulating deposit accounts, repos, overdraft facilities, spot loans, foreign currency indexed loans, consumer loans, automobile and housing loans, working capital loans, discounted bills, gold loans, foreign currency loans, eximbank loans, pre-export loans, ECA covered financing, letters of guarantee, letters of credit, export factoring, acceptance credits, draft facilities, forfaiting, leasing, insurance, forward, futures, salary payments, investment account (ELMA), cheques, safety boxes, bill payments, tax collections, payment orders. GarantiCard, BonusCard, Shop&Miles, BusinessCard under the brand name of Visa and Mastercard, and also American Express credit cards and Maestro ve Electron Garanti24 cards are available.

The Bank provides service packages to its corporate, commercial and retail customers including deposit, loans, foreign trade transactions, investment products, cash management, leasing, factoring, insurance, credit cards, and other banking products. A customer-oriented branch network has been built in order to serve customers' needs effectively and efficiently. The Bank also utilizes alternative delivery channels intensively.

The Bank provides corporate banking products to international and national holdings in Turkey by coordinating regional offices, suppliers and intermediaries, utilizing cross-selling techniques. Mainly, it provides services through its commercial and mixed type of branches to export-revenue earning sectors like tourism and textile and exporters of Turkey's traditional agricultural products.

Additionally, the Bank provides "small business" banking service to enterprises in retail and service sectors. Products include overdraft accounts, POS machines, credit cards, cheque books, TL and foreign currency deposits, investment accounts, internet banking and call-center, debit card and bill payment.

Retail banking customers form a wide-spread and sustainable deposit base for the Bank. Individual customers' needs are met by diversified consumer banking products through branches and alternative delivery channels.

(Thousands of Turkish Lira (TL))

Information on the business segments is as follows as of 31 December 2009:

Current Period	**Retail Banking**	**Corporate Banking**	**Investment Banking**	**Other**	**Total Operations**
Total Operating Profit	2,551,764	2,425,221	2,461,229	444,226	7,882,440
Other	-	-	-	-	-
Total Operating Profit	**2,551,764**	**2,425,221**	**2,461,229**	**444,226**	**7,882,440**
Net Operating Profit	1,229,331	1,633,665	2,379,317	(1,542,722)	3,699,591
Income from Associates, Subsidiaries and Joint-Ventures	-	-	-	78,937	78,937
Net Operating Profit	**1,229,331**	**1,633,665**	**2,379,317**	**(1,463,785)**	**3,778,528**
Provision for Taxes	-	-	-	816,287	816,287
Net Profit	**1,229,331**	**1,633,665**	**2,379,317**	**(2,280,072)**	**2,962,241**
Segment Assets	16,937,989	32,794,707	51,676,386	3,020,007	104,429,089
Investments in Associates, Subsidiaries and Joint-Ventures	-	-	-	1,032,965	1,032,965
Undistributed Items	-	-	-	-	-
Total Assets	**16,937,989**	**32,794,707**	**51,676,386**	**4,052,972**	**105,462,054**
Segment Liabilities	36,742,265	26,367,015	27,062,023	1,975,064	92,146,367
Shareholders' Equity	-	-	-	13,315,687	13,315,687
Undistributed Items	-	-	-	-	-
Total Liabilities and Shareholders' Equity	**36,742,265**	**26,367,015**	**27,062,023**	**15,290,751**	**105,462,054**
Other Segment Items					
Capital Expenditure	-	-	-	264,560	264,560
Depreciation Expenses	-	-	-	171,867	171,867
Impairment Losses	-	-	703	1,620,859	1,621,562
Other Non-Cash Income/Expenses	(36,348)	(196,896)	1,425,632	17,003	1,209,391
Restructuring Costs	-	-	-	-	-

3.24 Other disclosures

None.

4 Financial position and results of operations

4.1 Capital adequacy ratio

The Bank's unconsolidated capital adequacy ratio is 21.20%.

4.1.1 Risk measurement methods in calculation of capital adequacy ratio

Capital adequacy ratio is calculated within the scope of the "Regulation regarding Measurement and Assessment of Capital Adequacy Ratios of Banks" published in Official Gazette no.26333 dated 1 November 2006.

In calculation of capital adequacy ratio, the accounting records prepared in compliance with the current legislation are used.

The items deducted from the capital base are not included in the calculation of risk weighted assets, non-cash loans and commitments. In calculation of risk weighted assets, impairments, depreciation and amortisation, and provisions are considered as deduction items.

In the calculation of their risk-based values, non-cash loans are weighted after netting with specific provisions that are classified under liabilities and calculated based on the "Regulation on Identification of and Provision against Non-Performing Loans and Other Receivables". The net amounts are then multiplied by the rates stated in the Article 5 of "Regulation regarding Measurement and Assessment of Capital Adequacy Ratios of Banks".

In the calculation of the risk based values of the derivative financial instruments, such instruments are weighted and classified according to the related risk groups after being multiplied by the rates stated in the Article 5 of "Regulation regarding Measurement and Assessment of Capital Adequacy Ratios of Banks".

The credit derivative contracts are included in the calculation of the value at credit risk and of the capital requirement for general market risk and specific risk in accordance with the principles in "Regulation on Taking Credit Derivatives into Consideration for Calculation of Capital Adequacy Ratio according to the Standard Method".

(Thousands of Turkish Lira (TL))

4.1.2 Capital adequacy ratio

	Risk Weightings						
	0%	**10%**	**20%**	**50%**	**100%**	**150%**	**200%**
Value at Credit Risk							
Balance Sheet Items (Net)	**22,575,086**	-	**3,230,234**	**12,907,888**	**36,895,700**	**399,473**	**18,037**
Cash on Hand	891,864	-	1,497	-	-	-	-
Securities in Redemption	-	-	-	-	-	-	-
Balances with the Central Bank of Turkey	4,231,652	-	-	-	-	-	-
Domestic and Foreign Banks, Foreign Headoffices and Branches	3,932,729	-	2,815,343	-	1,532,677	-	-
Interbank Money Market Placements	1,000,000	-	-	-	-	-	-
Receivables from Reverse Repurchase Agreements	-	-	-	-	-	-	-
Reserve Deposits	1,716,480	-	-	-	-	-	-
Loans	3,088,978	-	177,253	12,694,223	32,186,372	399,473	18,037
Loans under Follow-Up (Net)	-	-	-	-	424,642	-	-
Lease Receivables	-	-	-	-	-	-	-
Financial Assets Available-for-Sale	-	-	-	-	-	-	-
Investments Held-to-Maturity	7,065,721	-	-	-	-	-	-
Receivables from Term Sale of Assets	-	-	-	-	20,237	-	-
Miscellaneous Receivables	39,026	-	-	-	80,153	-	-
Accrued Interest and Income	330,366	-	26,011	213,665	548,133	-	-
Investments in Associates, Subsidiaries and Joint-Ventures (Net)	-	-	-	-	1,019,855	-	-
Tangible Assets (Net)	-	-	-	-	1,042,526	-	-
Other Assets	278,270	-	210,130	-	41,105	-	-
Off-Balance Sheet Items	**1,705,076**	-	**1,096,091**	**806,350**	**9,510,243**	-	-
Non-Cash Loans and Commitments	1,705,076	-	815,249	806,350	9,418,278	-	-
Derivative Financial Instruments	-	-	280,842	-	91,965	-	-
Non-Risk-Weighted Accounts	-	-	-	-	-	-	-
Total Risk-Weighted Assets	**24,280,162**	-	**4,326,325**	**13,714,238**	**46,405,943**	**399,473**	**18,037**

4.1.3 Summary information related to capital adequacy ratio

	Current Period	**Prior Period**
Value at Credit Risk (VaCR)	54,763,611	53,973,934
Value at Market Risk (VaMR)	2,525,413	2,523,750
Value at Operational Risk (VaOR)	7,212,178	5,766,996
Shareholders' Equity	13,672,917	10,047,717
Shareholders' Equity/ (VaCR+VaMR+VaOR)*100	21.20%	16.14%

(Thousands of Turkish Lira (TL))

4.1.4 Components of shareholders' equity items

	Current Period	Prior Period
CORE CAPITAL		
Paid-in Capital	4,200,000	4,200,000
Nominal Capital	4,200,000	4,200,000
Capital Commitments (-)	-	-
Capital Reserves from Inflation Adjustments to Paid-in Capital	772,554	772,554
Share Premium	11,880	11,880
Share Cancellation Profits	-	-
Legal Reserves	367,032	272,893
I. Legal Reserve (Turkish Commercial Code 466/1)	341,742	254,103
II. Legal Reserve (Turkish Commercial Code 466/2)	25,290	18,790
Reserves Allocated as per Special Legislations	-	-
Status Reserves	-	-
Extraordinary Reserves	2,847,764	1,470,724
Reserve allocated as per the Decision held by the General Assembly	2,847,764	1,470,724
Retained Earnings	-	-
Accumulated Losses	-	-
Exchange Rate Differences on Foreign Currency Capital	-	-
Reserves from Inflation Adjustments to Legal, Status and Extraordinary Reserves	-	-
Profit	2,962,241	1,750,488
Current Period Profit	2,962,241	1,750,488
Prior Periods Profit	-	-
Provision for Possible Losses (upto 25% of Core Capital)	330,000	22,000
Income on Sale of Equity Shares and Real Estates to be used up for Capital Increase	596,047	594,943
Primary Subordinated Debt (upto 15% of Core Capital)	-	-
Loss Excess of Reserves (-)	-	-
Current Period Loss	-	-
Prior Periods Loss	-	-
Leasehold Improvements (-) (*)	133,651	-
Prepaid Expenses (-) (*)	210,859	295,671
Intangible Assets (-) (*)	20,626	15,764
Deferred Tax Asset excess of 10% of Core Capital (-) (*)	-	-
Limit excesses as per the 3rd Paragraph of the Article 56 of the Banking Law (-)	-	-
Total Core Capital	**11,722,382**	**9,095,482**
SUPPLEMENTARY CAPITAL		
General Provisions	437,334	428,799
45% of Revaluation Surplus on Movables	-	-
45% of Revaluation Surplus on Immovables	966	966
Bonus shares of Associates, Subsidiaries and Joint-Ventures	2,453	2,453
Primary Subordinated Debt excluding the Portion included in Core Capital	-	-
Secondary Subordinated Debt	851,910	760,000
45% of Securities Value Increase Fund (**)	710,309	142,608
Associates and Subsidiaries	95,790	46,593
Investment Securities Available for Sale	614,519	96,015
Other Reserves	8,238	4,837
Total Supplementary Capital	**2,011,210**	**1,339,663**

(Thousands of Turkish Lira (TL))

TIER III CAPITAL	**-**	**-**
CAPITAL	**13,733,592**	**10,435,145**
DEDUCTIONS FROM CAPITAL	**60,675**	**378,428**
Unconsolidated investments in Entities (domestic/foreign) operating in Banking and Financial Sectors at 10% or more	13,110	13,110
Investments in Entities (domestic/foreign) operating in Banking and Financial Sectors at less than 10% exceeding 10% or more of the Total Core and Supplementary Capitals	-	-
Loans to Banks, Financial Institutions (domestic/foreign) or Qualified Shareholders in the form of Secondary Subordinated Debts and Debt Instruments purchased from Such Parties qualified as Primary or Secondary Subordinated Debts	-	-
Loan granted to Customer against the Articles 50 and 51 of the Banking Law	-	-
Net Book Values of Immovables exceeding 50% of the Capital and of Assets Acquired against Overdue Receivables and Held for Sale as per the Article 57 of the Banking Law but Retained more than Five Years	47,565	62,883
Others	-	-
TOTAL SHAREHOLDERS' EQUITY	**13,672,917**	**10,047,717**

(*) According to the "Regulation on Equities of Banks" Temporary Article 1 published in Official Gazette no. 26333 dated 1 November 2006, starting from 1 January 2009 leasehold improvements, prepaid expenses, intangible assets and deferred tax assets above 10% of core capital are directly deducted from core capital.

(**) In cases where the Securities Value Increase Fund gives a positive result then only 45% of the amount is considered in the calculation, whereas if it is negative then the whole amount is considered in the calculation.

4.2 Credit risk

Credit risk means risks and losses that may occur if the counterparty fails to comply with the agreement's requirements and cannot perform its obligations partially or completely on the terms set. In compliance with the legislation, the credit limits are set for the financial position and credit requirements of customers within the authorization limits assigned for Branches, Lending Departments, Executive Vice President responsible of Lending, General Manager, Credit Committee and Board of Directors. The limits are subject to revision if necessary.

The debtors or group of debtors are subject to credit risk limits. Sectoral risk concentrations are reviewed on a monthly basis.

Credit worthiness of debtors is reviewed periodically in compliance with the legislation by the internal risk rating models. The credit limits are revised and further collateral is required if the risk level of debtor deteriorates. For unsecured loans, the necessary documentation is gathered in compliance with the legislation.

Geographical concentration of credit customers is reviewed monthly. This is in line with the concentration of industrial and commercial activities in Turkey.

In accordance with the Bank's lending policies, the debtor's creditworthiness is analysed and the satisfactory collateral is required based on the financial position of the company and the lending terms demanded; like cash collateral, bank guarantees, mortgages, pledges, bills and corporate guarantees.

The Bank has control limits on the position held through forwards, options and other similar agreements. Credit risk of such instruments is managed under the risk from market fluctuations. The Bank follows up the risk arising from such instruments and takes the necessary actions to decrease it when necessary.

The liquidated non-cash loans are subject to the same risk weighting with the overdue loans.

(Thousands of Turkish Lira (TL))

The Bank performs foreign trade finance and other interbank credit transactions through widespread correspondents network. Accordingly, the Bank assigns limits to domestic and foreign banks and other financial institutions examining their credit worthiness, periodically.

The Bank's largest 100 cash loan customers compose 31.32% of the total cash loan portfolio.

The Bank's largest 100 non-cash loan customers compose 54.85% of the total non-cash loan portfolio.

The Bank's largest 100 cash and non-cash loan customers represent 11.51% of the total "on and off balance sheet" assets.

The general provision for credit risk amounts to TL 437,334 thousands.

The Bank developed a statistical-based internal risk rating model for its credit portfolio of corporate/ commercial/medium-size companies. This internal risk rating model has been in use for customer credibility assessment since 2003. Risk rating has become a requirement for loan applications, and ratings are used both to determine branch managers' credit authorization limits and in credit assessment process.

The concentration table of the cash and non-cash loans for the Bank according to the risk rating system for its customers defined as corporate, commercial and medium-size enterprises is presented below. The small and micro-size enterprises, consumer loans and credit card portfolios are not included in this table as they are subject to different rating scorings on a product basis.

	Current Period	**Prior Period**
	%	%
Above Avarage	39.54	49.57
Average	50.22	43.58
Below Average	10.24	6.85
Total	**100.00**	**100.00**

(Thousands of Turkish Lira (TL))

Customer and regional concentration of credit risks:

	Loans to Individuals and Corporates		**Balances with Banks and Central Bank of Turkey**		**Securities***		**Other Credits****		**Off-Balance Sheet Commitments and Contingencies**	
	Current Period	**Prior Period**	**Current Period**	**Prior Period**	**Current Period**	**Prior Period**	**Current Period**	**Prior Period**	**Current Period**	**Prior Period**
Customer concentration										
Private Sector	31,443,893	32,021,835	-	-	593,801	654,424	188,385	234,276	30,732,733	31,887,765
Public Sector	1,253,389	1,268,795	-	-	33,667,037	22,908,162	80,322	308	2,305	2,305
Banks	106,923	103,865	15,307,130	9,690,329	1,388,751	1,359,286	950,942	1,080,641	17,870,356	18,815,380
Retail Customers	16,928,490	16,512,912	-	-	-	-	15,469	404	1,951,071	127,546
Equity Securities	-	-	-	-	133,530	71,268	1,032,965	839,833	-	-
Total	**49,732,695**	**49,907,407**	**15,307,130**	**9,690,329**	**35,783,119**	**24,993,140**	**2,268,083**	**2,155,462**	**50,556,465**	**50,832,996**
Regional concentration										
Domestic	48,794,662	49,062,370	7,445,437	5,709,534	34,097,811	23,410,847	1,064,524	915,273	36,055,579	31,442,005
European Union (EU) Countries	784,284	667,477	7,154,425	3,042,197	1,257,553	1,277,785	1,010,302	944,132	6,575,988	10,895,571
OECD Countries ***	17,317	6,617	16,213	12,044	-	-	-	140	2,259,071	1,008,121
Off-Shore Banking Regions	75,523	90,103	63,772	57,151	229,387	226,765	281	212	21,266	30,461
USA, Canada	8,927	17,948	544,533	688,655	75,644	77,743	116,180	227,539	5,421,901	7,103,945
Other Countries	51,982	62,892	82,750	180,748	122,724	-	76,796	68,166	222,660	352,893
Total	**49,732,695**	**49,907,407**	**15,307,130**	**9,690,329**	**35,783,119**	**24,993,140**	**2,268,083**	**2,155,462**	**50,556,465**	**50,832,996**

* Includes financial assets at fair value through profit or loss, financial assets available-for-sale and investments held-to-maturity
** Includes transactions defined as credit as per the Article 48 of the Turkish Banking Law No 5411 and not covered in the first three columns above
*** OECD countries other than EU countries, USA and Canada

(Thousands of Turkish Lira (TL))

4.2.1 Geographical concentration

	Assets	Liabilities	Non-cash Loans	Capital Expenditures	Net Profit/(Loss)
Current Period					
Domestic	93,744,414	82,234,658	12,528,207	264,560	2,858,005
EU Countries	10,232,419	14,407,286	1,101,122	-	99,349
OECD Countries*	33,530	514,743	384,922	-	-
Off-Shore Banking Regions	372,155	436,414	21,266	-	4,887
USA, Canada	745,284	7,680,608	429,465	-	-
Other Countries	334,252	188,345	218,317	-	-
Unallocated Assets/Liabilities**	-	-			
Total	**105,462,054**	**105,462,054**	**14,683,299**	**264,560**	**2,962,241**
Prior Period					
Domestic	81,258,972	74,770,923	11,500,025	341,854	1,674,576
EU Countries	5,961,447	6,511,645	1,635,450	-	73,356
OECD Countries*	18,801	836,228	433,287	-	-
Off-Shore Banking Regions	377,949	207,015	30,461	-	2,556
USA, Canada	1,011,885	6,421,186	314,583	-	-
Other Countries	311,806	193,863	352,258	-	-
Unallocated Assets/Liabilities**	-	-			
Total	**88,940,860**	**88,940,860**	**14,266,064**	**341,854**	**1,750,488**

* OECD countries other than EU countries, USA and Canada

** Assets, liabilities and equity items that can not be allocated on a consistent basis

(Thousands of Turkish Lira (TL))

4.2.2 Sectoral distribution of cash loans

	Current Period				Prior Period			
	TL	(%)	FC	(%)	TL	(%)	FC	(%)
Agriculture	**260,997**	**0.93**	**60,656**	**0.29**	**276,174**	**1.00**	**72,527**	**0.33**
Farming and Stockbreeding	243,422	0.86	54,587	0.26	265,942	0.96	61,230	0.28
Forestry	10,263	0.04	-	-	4,937	0.02	-	-
Fishery	7,312	0.03	6,069	0.03	5,295	0.02	11,297	0.05
Manufacturing	**3,678,528**	**13.06**	**7,508,606**	**35.50**	**3,871,969**	**14.04**	**7,511,040**	**34.33**
Mining	102,415	0.36	205,355	0.97	121,982	0.44	246,644	1.13
Production	3,423,729	12.16	5,207,127	24.62	3,537,887	12.83	5,885,970	26.90
Electricity, Gas, Water	152,384	0.54	2,096,124	9.91	212,100	0.77	1,378,426	6.30
Construction	**1,097,197**	**3.90**	**1,031,639**	**4.88**	**953,983**	**3.46**	**1,348,629**	**6.16**
Services	**4,874,984**	**17.32**	**9,329,664**	**44.11**	**4,568,160**	**16.57**	**10,261,707**	**46.90**
Wholesale and Retail Trade	3,210,181	11.40	3,266,448	15.44	3,178,646	11.53	2,562,118	11.71
Hotel, Food and Beverage Services	244,417	0.87	1,198,029	5.66	208,057	0.75	974,713	4.46
Transportation and Telecommunication	553,652	1.97	3,325,939	15.73	575,719	2.09	3,693,885	16.88
Financial Institutions	543,237	1.93	728,769	3.45	283,019	1.03	2,269,082	10.37
Real Estate and Renting Services	57,200	0.20	385,292	1.82	70,624	0.26	373,717	1.71
"Self-Employment" Type Services	-	-	-	-	-	-	-	-
Educational Services	77,908	0.28	27,948	0.13	72,763	0.26	31,401	0.14
Health and Social Services	188,389	0.67	397,239	1.88	179,332	0.65	356,791	1.63
Other	**18,246,451**	**64.79**	**3,219,331**	**15.22**	**17,910,007**	**64.93**	**2,683,065**	**12.28**
Total	**28,158,157**	**100.00**	**21,149,896**	**100.00**	**27,580,293**	**100.00**	**21,876,968**	**100.00**

4.2.3 Credit risk by business segments

Loan Groups	Corporate Loans	Retail Loans	Credit Cards	Others	Total
Performing Loans					
Cash Loans	31,836,695	9,795,736	6,913,450	6,338,990	54,884,871
Non-Cash Loans	14,498,868	4,965,209	9,057,598	5,682,006	34,203,681
Loans under Follow-Up					
Cash Loans	422,778	148,757	190,637	-	762,172
Non-Cash Loans	81,316	-	-	-	81,316
Non-Performing Loans					
Cash Loans	819,834	605,007	812,264	-	2,237,105
Non-Cash Loans	103,115	-	-	-	103,115
Total					
Cash Loans	**33,079,307**	**10,549,500**	**7,916,351**	**6,338,990**	**57,884,148**
Non-Cash Loans	**14,683,299**	**4,965,209**	**9,057,598**	**5,682,006**	**34,388,112**

Provision Types	Corporate Loans	Retail Loans	Credit Cards	Others	Total
Specific Provision					
Cash Loans	556,575	493,598	762,290	-	1,812,463
Non-Cash Loans	56,105	-	-	-	56,105
General Provision					
Cash Loans	224,188	72,196	49,126	51,253	396,763
Non-Cash Loans	18,731	4,768	12,011	5,061	40,571

(Thousands of Turkish Lira (TL))

4.3 Market risk

The Bank that had already started working on risk management area before the regulations on Bank's Internal Control and Risk Management Systems and Measurement and Assessment of Capital Adequacy Ratios of Banks issued by the BRSA in February 2001, restructured its internal systems in accordance with the related regulations under the responsibility of the board of directors and currently works accordingly.

In order to comply with the regulations, the Bank set its activities related with market risk management in accordance with "Regulation on Bank's Internal Control and Risk Management Systems" and "Regulation on Measurement and Assessment of Capital Adequacy Ratios of Banks" published in Official Gazette no. 26333 dated 1 November 2006.

The risk policies defined for the Bank's market risk exposure and the applications are approved and reviewed regularly by the board of directors.

The top management is responsible for applying risk policies, principles and application procedures approved by the board of directors, ensuring timely and reliable reporting to the board of directors about the important risks identified, assessing internal control, internal audit and risk reports prepared for departments and either eliminating risks, deficiencies or defects identified in these departments or taking the necessary precautions to prevent those and participating in determination of risk limits.

The board of directors follows up the effectiveness of risk management systems through audit committee, related other committees and top management, and take decisions in the light of various risk reports and the assessments made by audit committee. The board of directors is the highest authority responsible of healthy performance of internal systems.

Market risks arising from trading transactions are measured by internal risk measurement model using value at risk (VaR) methodology. In the VaR calculations, trading, available-for-sale and derivative portfolios are taken into account. VaR is calculated by three different methods, namely historical simulation, monte carlo simulation and parametric method. The Bank takes the parametric VaR results as the basis for the internal management of market risk and determination of limits. The calculations made according to other two methods are used for comparison and monitoring purposes. In the VaR calculation, one year historical market data set is used, and 99% confidence interval and one-day retention period (10 days for legal capital adequacy calculation) are taken into account. In order to test the reliability of the VaR model, back tests are performed. Stress tests and scenario analysis are also applied in order to reflect the effects of prospective severe market fluctuations in the VaR calculations. Beside the VaR limits, the limits on transaction, dealer, desk, stop loss for trading portfolio as approved by the board of directors are also applied and monitored.

4.3.1 Value at market risk

	Amount
(I) Capital Obligation against General Market Risk - Standard Method	150,328
(II) Capital Obligation against Specific Risks - Standard Method	35,119
(III) Capital Obligation against Currency Risk - Standard Method	7,545
(IV) Capital Obligation against Stocks Risks - Standard Method	-
(V) Capital Obligation against Exchange Risks - Standard Method	-
(VI) Capital Obligation against Market Risks of Options - Standard Method	9,041
(VII) Capital Obligation against Market Risks of Banks applying Risk Measurement	-
(VIII) Total Capital Obligation against Market Risk (I+II+III+IV+V+VI)	**202,033**
(IX) Value-At-Market Risk ((12.5*VIII) or (12.5*VII))	**2,525,413**

(Thousands of Turkish Lira (TL))

4.3.2 Monthly average values at market risk

	Current Period			Prior Period		
	Average	Highest	Lowest	Average	Highest	Lowest
Interest Rate Risk	3.042.250	4.084.562	2.062.874	2.236.147	2.562.612	1.413.975
Common Share Risk	184.339	259.438	117.075	157.298	189.025	115.725
Currency Risk	193.895	495.825	5.238	109.942	268.725	12.963
Stock Risk	-	-	-	-	-	-
Exchange Risk	-	-	-	-	-	-
Option Risk	241.970	470.975	108.788	175.148	316.100	122.113
Total Value at Risk	**3,662,454**	**5,310,800**	**2,293,975**	**2,678,535**	**3,336,462**	**1,664,776**

The value at market risk as of 31 December 2006 is calculated within the scope of the "Regulation on Measurement and Assessment of Capital Adequacy Ratios of Banks" and the "Regulation on Equities of Banks" published in Official Gazette no.26333 dated 1 November 2006.

4.4 Operational risk

The value at operational risk is calculated according to the basic indicator approach as per the Article 14 of "Regulation regarding Measurement and Assessment of Capital Adequacy Ratios of Banks".

The annual gross income is composed of net interest income plus net non-interest income reduced by realised gains/losses from the sale of securities available-for-sale and held-to-maturity, extraordinary income and income derived from insurance claims at year-end.

	Basic Indicator Method	31 December 2008	31 December 2007	31 December 2006
(I)	Net Interest Income	3,177,960	2,804,103	1,901,806
(II)	Net Fees and Commissions Income	1,441,128	1,197,703	1,014,451
(III)	Dividend Income	102,470	49,399	46,945
(IV)	Net Trading Income/(Losses)	251,295	(135,904)	(56,272)
(V)	Other Operating Income	297,971	1,017,870	212,746
(VI)	Gain/(Loss) on Securities Available-for-Sale and Held-to-Maturity	48,991	47,375	50,081
(VII)	Extraordinary Income	375,184	1,021,942	240,613
(VIII	Insurance Claim Collections	-	-	-
(IX)	**Gross Income (I+II+III+IV+V-VI-VII-VIII)**	**4,846,649**	**3,863,854**	**2,828,982**
(X)	Capital Obligation (IX * 15%)	726,997	579,578	424,347
(XI)	Average Capital Obligation against Operational Risk		576,974	
(XII)	**Value at Operational Risk** (XI * 12.5)		**7,212,178**	

4.5 Currency risk

Foreign currency position limit is set in compliance with the legal standard ratio of net foreign currency position. As of 31 December 2009, the Bank's net 'on balance sheet' foreign currency short position amounts to TL 845,840 thousands (31 December 2008: a long position of TL 1,684,034 thousands), net 'off-balance sheet' foreign currency long position amounts to TL 893,798 thousands (31 December 2008: a short position of TL 1,928,664 thousands), while net foreign currency long position amounts to TL 47,958 thousands (31 December 2008: a net foreign currency short position of TL 244,630 thousands).

The Bank's foreign currency position risk is measured by "standard method" and "value-at-risk (VaR) model". Measurements by standard method are carried out weekly, whereas measurements by "VaR" are done daily.

(Thousands of Turkish Lira (TL))

The Bank's effective exchange rates at the date of balance sheet and for the last five working days of the period announced by the Bank in TL are as follows:

	USD	**EUR**	**Yen (100)**	**GBP**
Foreign currency purchase rates at balance sheet date	1,4900	2,1382	1,6029	2,4074
Rates for the days before balance sheet date;				
Day 1	1.4900	2.1301	1.6072	2.3844
Day 2	1.4900	2.1476	1.6226	2.3795
Day 3	1.4900	2.1447	1.6258	2.3849
Day 4	1.5000	2.1596	1.6448	2.3946
Day 5	1.5000	2.1596	1.6448	2.3946
Last 30-days arithmetical average rates	1.4887	2.1660	1.6504	2.4115

(Thousands of Turkish Lira (TL))

Currency risk:

	EURO	USD	YEN	Other FCs	Total
Current Period					
Assets					
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	975,343	1,918,434	703	122,498	3,016,978
Banks	2,912,180	2,838,568	6,073	59,460	5,816,281
Financial Assets at Fair Value through Profit/Loss	84,547	33,936	40	248	118,771
Interbank Money Market Placements	-	-	-	-	-
Financial Assets Available-for-Sale	244,919	2,631,362	-	-	2,876,281
Loans (*)	7,816,302	14,723,715	32,490	522,967	23,095,474
Investments in Associates, Subsidiaries and Joint-Ventures	612,710	106,092	-	-	718,802
Investments Held-to-Maturity	5,778	1,380,030	-	-	1,385,808
Derivative Financial Assets Held for Risk Management	-	-	-	-	-
Tangible Assets	1,077	249	-	-	1,326
Intangible Assets	-	-	-	-	-
Other Assets	9,453	21,254	179	529	31,415
Total Assets	**12,662,309**	**23,653,640**	**39,485**	**705,702**	**37,061,136**
Liabilities					
Bank Deposits	737,318	829,003	4	39,622	1,605,947
Foreign Currency Deposits	9,211,652	15,094,759	29,180	435,131	24,770,722
Interbank Money Market Takings	-	157,453	-	-	157,453
Other Fundings	3,670,540	7,020,471	212	-	10,691,223
Securities Issued	-	-	-	-	-
Miscellaneous Payables	6,063	13,917	175	575	20,730
Derivative Financial Liabilities Held for Risk Management	-	3,464	-	-	3,464
Other Liabilities (**)	153,926	162,198	424	340,889	657,437
Total Liabilities	**13,779,499**	**23,281,265**	**29,995**	**816,217**	**37,906,976**
Net 'On Balance Sheet' Position	**(1,117,190)**	**372,375**	**9,490**	**(110,515)**	**(845,840)**
Net 'Off-Balance Sheet' Position	**1,409,510**	**(624,017)**	**(8,891)**	**117,196**	**893,798**
Derivative Assets	2,479,074	6,237,239	8,893	1,028,763	9,753,969
Derivative Liabilities	1,069,564	6,861,256	17,784	911,567	8,860,171
Non-Cash Loans	-	-	-	-	-
Prior Period					
Total Assets	**9,727,440**	**24,919,804**	**49,861**	**805,769**	**35,502,874**
Total Liabilities	**11,927,327**	**21,290,615**	**42,357**	**558,541**	**33,818,840**
Net 'On Balance Sheet' Position	**(2,199,887)**	**3,629,189**	**7,504**	**247,228**	**1,684,034**
Net 'Off-Balance Sheet' Position	**2,029,201**	**(3,707,044)**	**(8,155)**	**(242,666)**	**(1,928,664)**
Derivative Assets	3,750,886	5,234,213	2,914	418,432	9,406,445
Derivative Liabilities	1,721,685	8,941,257	11,069	661,098	11,335,109
Non-Cash Loans	-	-	-	-	-

(*) The foreign currency-indexed loans amounting TL 1,945,578 thousands included under TL loans in the accompanying balance sheet are presented above under the related foreign currency codes.

(**) Other liabilities also include gold deposits of TL 337,564 thousands.

4.6 Interest rate risk

The interest rate risk resulted from balance sheet maturity mismatch presents the possible losses that may arise due to the changes in interest rates of interest sensitive assets and liabilities in the on and off-balance sheet. Interest sensitivity of assets, liabilities and off-balance sheet items is evaluated during the weekly Assets-Liabilities Committee meetings taking into account the developments in market conditions.

Bank's interest rate risk is measured by the standard method, value at risk (VaR), duration-gap and sensitivity analysis.

Measurements for standard method are carried out monthly using the maturity ladder table, while measurements for VaR calculations are done daily. The duration-gap and sensitivity analysis are run every two weeks period.

During the daily VaR calculations, the interest rate risks of the Bank's TL and FC trading and investment securities available for sale and off-balance sheet position are measured. These are supported by scenario analysis and stress testing.

In the duration-gap analysis used for the quantification of market risk arising from maturity mismatches of assets and liabilities, the present values of interest sensitive asset and liability items are calculated based on their cash flows and yield curves developped from market interest rates. The results are supported by the sensitivity and scenario analysis performed periodically due to the prospective fluctuations in markets. Furthermore, the interest rate risk is monitored within the limits approved by the board of directors.

As a part of the duration-gap analysis, the bank-only sensitivity analysis for a +/-1 point change in the present values of interest sensitive balance sheet items excluding trading and available-for-sale portfolios as of 31 December 2009 is provided in the table below:

Sensitivity analysis for TL interest rates:

Stress applied	Change in portfolio value
(+) %1	(74.663)
(-) %1	75.211

Sensitivity analysis for FC interest rates:

Stress applied	Change in portfolio value
(+) %1	(143.505)
(-) %1	161.347

(Thousands of Turkish Lira (TL))

4.6.1 Interest rate mismatch for the Bank "Interest rate sensitivity of assets, liabilities and off balance sheet items based on repricing dates"

Current Period	Up to 1 Month	1-3 Months	3-12 Months	1-5 Years	5 Years and Over	Non-Interest Bearing	Total
Assets							
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	3,381,166	-	-	-	-	3,484,807	6,865,973
Banks	2,619,893	3,268,100	1,531,570	-	-	914,775	8,334,338
Financial Assets at Fair Value through Profit/Loss	24,275	8,070	268,548	29,719	4,393	579,787	914,792
Interbank Money Market Placements	1,000,000	-	-	-	-	180	1,000,180
Financial Assets Available-for-Sale	8,119,497	5,787,005	8,151,995	2,612,367	468,557	2,955,612	28,095,033
Loans	15,080,303	8,011,378	11,504,216	9,799,800	4,168,639	1,168,359	49,732,695
Investments Held-to-Maturity	1,394,173	1,261,949	92,163	3,056,156	1,261,280	280,440	7,346,161
Other Assets	15,921	459	5,364	7,168	7,093	3,136,877	3,172,882
Total Assets	**31,635,228**	**18,336,961**	**21,553,856**	**15,505,210**	**5,909,962**	**12,520,837**	**105,462,054**
Liabilities							
Bank Deposits	856,621	48,816	42,404	-	-	1,381,242	2,329,083
Other Deposits	42,500,244	6,048,721	1,833,534	17,405	-	10,079,058	60,478,962
Interbank Money Market Takings	9,925,239	368	400,000	150,000	-	59,097	10,534,704
Miscellaneous Payables	-	-	-	-	-	2,360,350	2,360,350
Securities Issued	-	-	-	-	-	-	-
Other Fundings	6,748,328	4,373,084	2,515,234	2,217	-	242,969	13,881,832
Other Liabilities	56	1,424	2,674	23	-	15,872,946	15,877,123
Total Liabilities	**60,030,488**	**10,472,413**	**4,793,846**	**169,645**	**-**	**29,995,662**	**105,462,054**
On Balance Sheet Long Position	-	7,864,548	16,760,010	15,335,565	5,909,962	-	45,870,085
On Balance Sheet Short Position	(28,395,260)	-	-	-	-	(17,474,825)	(45,870,085)
Off-Balance Sheet Long Position	3,693	6,612	9,275	-	-	-	19,580
Off-Balance Sheet Short Position	(2,815)	(6,383)	(9,428)	-	-	-	(18,626)
Total Position	(28,394,382)	7,864,777	16,759,857	15,335,565	5,909,962	(17,474,825)	954

(Thousands of Turkish Lira (TL))

Average interest rates on monetary financial instruments:

Current Period	**EURO**	**USD**	**YEN**	**TL**
	%	**%**	**%**	**%**
Assets				
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	-	-	-	5.20
Banks (*)	1.43	1.64	-	10.70
Financial Assets at Fair Value through Profit/Loss	6.28	3.78	-	9.26
Interbank Money Market Placements	-	-	-	6.50
Financial Assets Available-for-Sale	4.33	5.32	-	13.30
Loans	5.73	5.86	5.06	18.37
Investments Held-to-Maturity	9.25	7.52	-	14.74
Liabilities				
Bank Deposits	0.52	0.90	-	6.85
Other Deposits	1.75	1.93	0.23	7.78
Interbank Money Market Takings	-	4.84	-	7.34
Miscellaneous Payables	-	-	-	-
Securities Issued	-	-	-	-
Other Fundings	2.43	2.26	3.16	12.37

(*) The interest rates for USD and TL placements at banks are 0.76% and 6.57%, respectively, when the placements with range accrual agreements are excluded.

(Thousands of Turkish Lira (TL))

4.6.2 Interest rate mismatch for the Bank "Interest rate sensitivity of assets, liabilities and off balance sheet items based on repricing dates"

Prior Period	Up to 1 Month	1-3 Months	3-12 Months	1-5 Years	5 Years and Over	Non-Interest Bearing	Total
Assets							
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	1,728,238	-	-	-	-	3,803,336	5,531,574
Banks	1,718,535	816,777	1,258,619	-	-	1,007,104	4,801,035
Financial Assets at Fair Value through Profit/Loss	25	4,074	6,504	7,862	7,096	640,536	666,097
Interbank Money Market Placements	40,000	-	-	-	-	552	40,552
Financial Assets Available-for-Sale	963,557	5,538,579	4,993,862	4,128,800	241,928	1,479,055	17,345,781
Loans	15,628,128	8,808,272	12,727,647	8,476,743	2,717,529	1,549,088	49,907,407
Investments Held-to-Maturity	483,311	2,218,437	148,422	3,164,752	1,290,181	312,194	7,617,297
Other Assets	101	301	5,052	6,338	21,056	2,998,269	3,031,117
Total Assets	**20,561,895**	**17,386,440**	**19,140,106**	**15,784,495**	**4,277,790**	**11,790,134**	**88,940,860**
Liabilities							
Bank Deposits	770,085	87,388	25,519	-	-	783,557	1,666,549
Other Deposits	37,445,771	3,977,245	1,455,984	28,612	-	8,141,120	51,048,732
Interbank Money Market Takings	10,100,811	324	-	550,000	-	51,808	10,702,943
Miscellaneous Payables	-	-	-	-	-	1,949,731	1,949,731
Securities Issued	-	-	-	-	-	-	-
Other Fundings	6,471,428	2,969,534	1,129,186	12,327	760,000	282,609	11,625,084
Other Liabilities	3,570	5,465	11,159	3,163	-	11,924,464	11,947,821
Total Liabilities	**54,791,665**	**7,039,956**	**2,621,848**	**594,102**	**760,000**	**23,133,289**	**88,940,860**
On Balance Sheet Long Position	-	**10,346,484**	**16,518,258**	**15,190,393**	**3,517,790**	-	**45,572,925**
On Balance Sheet Short Position	**(34,229,770)**	-	-	-	-	**(11,343,155)**	**(45,572,925)**
Off-Balance Sheet Long Position	**3,116**	**2,155**	**6,022**	-	-	-	**11,293**
Off-Balance Sheet Short Position	**(50)**	**(16,701)**	**(43,725)**	-	-	-	**(60,476)**
Total Position	**(34,226,704)**	**10,331,938**	**16,480,555**	**15,190,393**	**3,517,790**	**(11,343,155)**	**(49,183)**

(Thousands of Turkish Lira (TL))

Average interest rates on monetary financial instruments:

Prior Period	EURO	USD	YEN	TL
	%	%	%	%
Assets				
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	-	-	-	12.00
Banks (*)	2.98	1.75	-	2.07
Financial Assets at Fair Value through Profit/Loss	6.06	6.76	-	16.37
Interbank Money Market Placements	-	-	-	18.88
Financial Assets Available-for-Sale	5.25	6.52	-	19.16
Loans	7.86	6.86	5.51	24.53
Investments Held-to-Maturity	9.25	7.98	-	18.48
Liabilities				
Bank Deposits	4.39	4.27	-	18.11
Other Deposits	4.35	3.96	0.35	17.55
Interbank Money Market Takings	-	3.65	-	15.26
Miscellaneous Payables	-	-	-	-
Securities Issued	-	-	-	-
Other Fundings	5.05	4.85	2.33	14.50

(*) The interest rates for USD and TL placements at banks are 2.01% and 19.17%, respectively, when the placements with range accrual agreements are excluded.

4.7 Liquidity risk

In order to avoid the liquidity risk, the Bank diversifies funding resources as customer deposits and foreign borrowings, considers the maturity mismatch between assets and liabilities and maintains liquid assets to guarantee sufficient liquidity during market fluctuations.

While the Bank's short term liquidity need is met mainly with deposits, its long term liquidity is provided through foreign funding sources such as syndication and securitisation transactions. There are no significant idle liquidity resources.

As per the BRSA Communiqué published on the Official Gazette no.26333 dated 1 November 2006 and became effective starting from 1 June 2007, "Measurement and Assessment of the Adequacy of Banks' Liquidity", the weekly and monthly liquidity ratios on a bank-only basis for foreign currency assets/liabilities and total assets/liabilities should be minimum 80% and 100%, respectively. The liquidity ratios of the years 2009 and 2008 are as follows:

Current Period	First Maturity Bracket (Weekly)		Second Maturity Bracket (Monthly)	
	FC	FC + TL	FC	FC + TL
Average (%)	140.51	175.51	99.52	117.84

Prior Period	First Maturity Bracket (Weekly)		Second Maturity Bracket (Monthly)	
	FC	FC + TL	FC	FC + TL
Average (%)	168.14	149.56	110.42	108.99

(Thousands of Turkish Lira (TL))

Contractual maturity analysis of liabilities according to remaining maturities:

The remaining maturities table of the contractual liabilities includes the undiscounted future cash outflows for the principal amounts of the Bank's financial liabilities as per their earliest likely contractual maturities.

	Carrying Value	Gross Nominal Outflows	Demand	Up to 1 Month	1-3 Months	3-12 Months	1-5 Years	5 Years and Over
Current Period								
Bank Deposits	2.329.083	2.325.408	1.377.571	811.502	43.851	34.954	52.565	4.965
Other Deposits	60.478.962	60.276.454	9.876.596	42.492.544	6.021.843	1.649.962	127.587	107.922
Other Fundings	13.881.832	13.638.863	-	217.237	230.960	3.302.501	5.372.888	4.515.277
Interbank Money Market Takings	10.534.704	10.475.607	-	9.925.239	368	400.000	150.000	-
Securities Issued	-	-	-	-	-	-	-	-
Total	**87,224,581**	**86,716,332**	**11,254,167**	**53,446,522**	**6,297,022**	**5,387,417**	**5,703,040**	**4,628,164**

	Carrying Value	Gross Nominal Outflows	Demand	Up to 1 Month	1-3 Months	3-12 Months	1-5 Years	5 Years and Over
Prior Period								
Bank Deposits	1.666.549	1.660.006	777.025	725.371	87.388	7.110	57.370	5.742
Other Deposits	51.048.732	50.724.242	7.816.630	37.431.789	3.948.697	1.309.473	111.545	106.108
Other Fundings	11.625.084	11.342.474	-	119.856	398.398	3.255.912	3.638.018	3.930.290
Interbank Money Market Takings	10.702.943	10.651.135	-	10.100.811	324	-	550.000	-
Securities Issued	-	-	-	-	-	-	-	-
Total	**75,043,308**	**74,377,857**	**8,593,655**	**48,377,827**	**4,434,807**	**4,572,495**	**4,356,933**	**4,042,140**

(Thousands of Turkish Lira (TL))

Maturity analysis of assets and liabilities according to remaining maturities:

	Demand	Up to 1 Month	1-3 Months	3-12 Months	1-5 Years	5 Years and Over	Undistributed (*)	Total
Current Period								
Assets								
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	5,119,684	1,746,289	-	-	-	-	-	6,865,973
Banks	862,668	1,328,443	884,960	267,667	2,561,140	2,429,460	-	8,334,338
Financial Assets at Fair Value through Profit/Loss	1,108	275,684	269,800	301,775	61,591	4,834	-	914,792
Interbank Money Market Placements	-	1,000,180	-	-	-	-	-	1,000,180
Financial Assets Available-for-Sale	132,422	163,555	1,107,671	6,904,007	16,820,824	2,966,554	-	28,095,033
Loans	84,017	10,645,757	4,813,274	7,322,215	15,111,745	11,331,045	424,642	49,732,695
Investments Held-to-Maturity	-	-	528,334	829,050	4,700,925	1,287,852	-	7,346,161
Other Assets	464,028	176,206	459	5,364	7,168	7,093	2,512,564	3,172,882
Total Assets	**6,663,927**	**15,336,114**	**7,604,498**	**15,630,078**	**39,263,393**	**18,026,838**	**2,937,206**	**105,462,054**
Liabilities								
Bank Deposits	1,377,804	813,347	44,740	35,662	52,565	4,965	-	2,329,083
Other Deposits	9,876,596	42,645,484	6,043,953	1,675,886	128,743	108,300	-	60,478,962
Other Fundings	-	240,919	371,806	3,380,942	5,372,888	4,515,277	-	13,881,832
Interbank Money Market Takings	-	9,962,095	368	416,428	155,813	-	-	10,534,704
Securities Issued	-	-	-	-	-	-	-	-
Miscellaneous Payables	104,880	2,255,470	-	-	-	-	-	2,360,350
Other Liabilities (**)	574,342	232,171	76,395	46,102	30,895	52,327	14,864,891	15,877,123
Total Liabilities	**11,933,622**	**56,149,486**	**6,537,262**	**5,555,020**	**5,740,904**	**4,680,869**	**14,864,891**	**105,462,054**
Liquidity Gap	**(5,269,695)**	**(40,813,372)**	**1,067,236**	**10,075,058**	**33,522,489**	**13,345,969**	**(11,927,685)**	**-**
Prior Period								
Total Assets	**5,315,959**	**13,568,405**	**6,780,137**	**10,911,437**	**34,491,603**	**15,068,568**	**2,804,751**	**88,940,860**
Total Liabilities	**9,221,750**	**50,794,760**	**4,589,989**	**4,809,186**	**4,628,762**	**4,186,699**	**10,709,714**	**88,940,860**
Liquidity Gap	**(3,905,791)**	**(37,226,355)**	**2,190,148**	**6,102,251**	**29,862,841**	**10,881,869**	**(7,904,963)**	**-**

(*) Certain assets on the balance sheet that are necessary for the banking operations but not convertable into cash in short period such as tangible assets, investments in associates and subsidiaries, stationary supplies, prepaid expenses and loans under follow-up, are included in this column.

(**) Shareholders' equity is included in "other liabilities" line under "undistributed" column.

(Thousands of Turkish Lira (TL))

4.8 Fair values of financial assets and liabilities

	Carrying Value		Fair Value	
	Current Period	Prior Period	Current Period	Prior Period
Finansal Assets	**100,481,019**	**84,560,814**	**101,353,097**	**84,574,331**
Interbank Money Market Placements	1,000,180	40,552	1,000,180	40,552
Banks (*)	14,306,950	9,649,777	14,306,950	9,649,777
Financial Assets Available-for-Sale	28,095,033	17,345,781	28,095,033	17,345,781
Investments Held-to-Maturity	7,346,161	7,617,297	7,933,852	7,626,548
Loans	49,732,695	49,907,407	50,017,082	49,911,673
Financial Liabilities	**79,050,227**	**66,290,096**	**79,050,227**	**66,290,096**
Bank Deposits	2,329,083	1,666,549	2,329,083	1,666,549
Other Deposits	60,478,962	51,048,732	60,478,962	51,048,732
Other Fundings	13,881,832	11,625,084	13,881,832	11,625,084
Securities Issued	-	-	-	-
Miscellaneous Payables	2,360,350	1,949,731	2,360,350	1,949,731

(*) Including the balances at the Central Bank of Turkey

Fair values of financial assets available-for-sale and investments held-to-maturity are derived from market prices or in case of absence of such prices, market prices of other securities quoted in similar qualified markets and having substantially similar characteristics in terms of interest, maturity and other conditions.

Fair values of loans are calculated discounting future cash flows at current market interest rates for fixed-rate loans. The carrying values of floating-rate loans are deemed a reasonable proxy for their fair values.

Fair values of other financial assets and liabilities are represented by the total of acquisition costs and accrued interest income.

The table below analyses financial instruments carried at fair value, by valuation method:

31 December 2009	Level 1	Level 2	Level 3	Total
Financial Assets Available-for-Sale	26,208,958	278,579	1,607,496	28,095,033
Financial Assets Held for Trading	334,035	4,283	3,607	341,925
Derivative Financial Assets Held for Trading	150,192	422,675	-	572,867
Investments in Associates and Subsidiaries	68,365	-	718,801	787,166
Financial Assets at Fair Value	**26,761,550**	**705,537**	**2,329,904**	**29,796,991**
Derivative Financial Liabilities Held for Trading	132,962	95,822	-	228,784
Derivative Financial Liabilities Held for Risk Management	3,464	-	-	3,464
Financial Liabilities at Fair Value	**136,426**	**95,822**	-	**232,248**

Level 1 : Quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2 : Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices)

Level 3: Inputs for the asset or liability that are not based on observable market data (unobservable inputs)

4.9 Transactions carried out on behalf of customers, items held in trust

None.

(Thousands of Turkish Lira (TL))

5 Disclosures and Footnotes on Unconsolidated Financial Statements

5.1 Assets

5.1.1 Cash and balances with Central Bank

	Current Period		Prior Period	
	TL	FC	TL	FC
Cash in TL/Foreign Currency	468,028	308,639	312,466	341,436
Central Bank of Turkey	3,375,837	2,596,775	2,258,831	2,589,911
Others	5,130	111,564	3,753	25,177
Total	**3,848,995**	**3,016,978**	**2,575,050**	**2,956,524**

Balances with the Central Bank of Turkey:

	Current Period		Prior Period	
	TL	FC	TL	FC
Unrestricted Demand Deposits	3,375,837	850,486	2,258,831	853,027
Unrestricted Time Deposits	-	29,809	-	15,200
Restricted Time Deposits	-	1,716,480	-	1,721,684
Total	**3,375,837**	**2,596,775**	**2,258,831**	**2,589,911**

The banks operating in Turkey keep reserve deposits for turkish currency and foreign currency liabilities in TL and USD or EUR at the rates of 5% and 9%, respectively as per the Communiqué no.2005/1 "Reserve Deposits" of the Central Bank of Turkey. The interest rate applied by the Central Bank of Turkey for TL reserves is 5.20%. The FC reserves do not earn any interests.

5.1.2 Information on financial assets at fair value through profit/loss

5.1.2.1 Financial assets at fair value through profit/loss subject to repurchase agreements and provided as collateral/blocked

None.

5.1.2.2 Positive differences on derivative financial assets held for trading

	Current Period		Prior Period	
	TL	FC	TL	FC
Forward Transactions	16,263	5,675	58,900	3,640
Swap Transactions	419,367	83,607	424,753	115,354
Futures	-	281	-	14
Options	21,107	26,567	11,231	22,143
Other	-	-	-	-
Total	**456,737**	**116,130**	**494,884**	**141,151**

(Thousands of Turkish Lira (TL))

5.1.3 Banks

	Current Period		Prior Period	
	TL	FC	TL	FC
Banks				
Domestic banks	61,207	411,438	82,934	737,306
Foreign banks	2,456,850	5,404,843	1,342,516	2,638,279
Foreign headoffices and branches	-	-	-	-
Total	**2,518,057**	**5,816,281**	**1,425,450**	**3,375,585**

Due from foreign banks:

	Unrestricted Balances		Restricted Balances	
	Current Period	Prior Period	Current Period	Prior Period
EU Countries	2,766,800	1,478,907	4,387,625	1,563,290
USA and Canada	233,131	380,290	311,402	308,365
OECD Countries (*)	16,213	12,044	-	-
Off-Shore Banking Regions	47,948	41,198	15,824	15,953
Other	82,750	180,748	-	-
Total	**3,146,842**	**2,093,187**	**4,714,851**	**1,887,608**

(*) OECD countries other than the EU countries, USA and Canada

The placements at foreign banks include blocked accounts amounting TL 4,714,851 thousands of which TL 186,055 thousands, TL 185,613 thousands and TL 15,824 thousands are kept at the central banks of Luxembourg, Malta and Turkish Republic of Northern Cyprus, respectively as reserve deposits, and TL 4,327,359 thousands as collateral against funds borrowed.

5.1.4 Financial assets available-for-sale

5.1.4.1 Financial assets subject to repurchase agreements and provided as collateral/blocked

The collateralized financial assets available-for-sale in TL consist of government bonds. The carrying values of such securities with total face value of TL 1,844,500 thousands (31 December 2008: TL 2,421,747 thousands) is TL 1,761,802 thousands (31 December 2008: TL 2,364,979 thousands). The related accrued interests and impairment losses amount to TL 234,079 thousands (31 December 2008: TL 125,357 thousands) and TL 29 thousands (31 December 2008: TL 1,743 thousands), respectively. The collateralized financial assets available-for-sale in foreign currencies consist of government securities. The carrying values of such securities with total face value of USD 7,000,000 (31 December 2008: USD 252,550,000) is USD 7,280,000 (31 December 2008: USD 251,524,241). The related accrued interests amount to USD 211,366 (31 December 2008: USD 8,680,426). There is no impairment losses (31 December 2008: an impairment loss of USD 368,200).

	Current Period		Prior Period	
	TL	FC	TL	FC
Collateralised/Blocked Assets	1,995,852	11,162	2,488,593	394,951
Assets subject to Repurchase Agreements	7,957,698	84,018	6,491,961	104,557
Total	**9,953,550**	**95,180**	**8,980,554**	**499,508**

(Thousands of Turkish Lira (TL))

5.1.4.2 Details of financial assets available-for-sale

	Current Period	Prior Period
Debt Securities	**25,142,865**	**15,917,927**
Quoted at Stock Exchange	23,570,847	14,363,860
Unquoted at Stock Exchange	1,572,018	1,554,067
Common Shares	**34,281**	**33,531**
Quoted at Stock Exchange	21,252	21,062
Unquoted at Stock Exchange	13,029	12,469
Value Increases/Impairment Losses (-)	**2,917,887**	**1,394,323**
Total	**28,095,033**	**17,345,781**

As of 31 December 2009, the Bank's "financial assets available-for-sale" portfolio includes private sector bonds with "credit linked notes" at a total face value of USD 875,000,000 (31 December 2008: USD 875,000,000) and a total carrying value of TL 1,322,035 thousands (31 December 2008: TL 1,355,529 thousands).

5.1.5 Loans

5.1.5.1 Loans and advances to shareholders and employees of the Bank

	Current Period		Prior Period	
	Cash Loans	Non-Cash Loans	Cash Loans	Non-Cash Loans
Direct Lendings to Shareholders	**2**	**920**	**25**	**1,661**
Corporates	2	920	25	1,661
Individuals	-	-	-	-
Indirect Lendings to Shareholders	**212,884**	**299,669**	**216,995**	**183,922**
Loans to Employees	**71,717**	-	**47,155**	-
Total	**284,603**	**300,589**	**264,175**	**185,583**

5.1.5.2 Loans and other receivables classified in groups I and II and restructured or rescheduled

Cash Loans	Performing Loans and Other Receivables (Group I)		Loans under Follow-Up and Other Receivables (Group II)	
	Loans and Other Receivables	Restructured or Rescheduled Loans and Other Receivables	Loans and Other Receivables	Restructured or Rescheduled Loans and Other Receivables
Loans	**48,545,881**	-	**581,753**	**180,419**
Discounted Bills	128,104	-	158	-
Export Loans	2,467,722	-	11,955	4,358
Import Loans	-	-	-	-
Loans to Financial Sector	1,038,283	-	1,209	-
Foreign Loans	937,911	-	-	-
Consumer Loans	9,795,736	-	117,835	30,922
Credit Cards	6,913,450	-	82,344	108,293
Precious Metal Loans	263,084	-	3,484	-
Other	27,001,591	-	364,768	36,846
Specialization Loans	-	-	-	-
Other Receivables	-	-	-	-
Total	**48,545,881**	-	**581,753**	**180,419**

(Thousands of Turkish Lira (TL))

Collaterals received for loans under follow-up:

	Corporate/ Commercial Loans	Consumer Loans	Credit Cards	Total
Loans Collateralized by Cash	2,013	314	-	2,327
Loans Collateralized by Mortgages	142,127	35,093	-	177,220
Loans Collateralized by Pledged Assets	33,295	4,977	-	38,272
Loans Collateralized by Cheques and Notes	13,269	4,613	-	17,882
Loans Collateralized by Other Collaterals	25,656	1,876	-	27,532
Unsecured Loans	206,418	101,884	190,637	498,939
Total	**422,778**	**148,757**	**190,637**	**762,172**

Delinquency periods of loans under follow-up:

	Commercial Loans	Consumer Loans	Credit Cards	Total
31-60 days	32,736	76,801	64,543	174,080
61-90 days	18,161	22,136	28,540	68,837
Others	371,881	49,820	97,554	519,255
Total	**422,778**	**148,757**	**190,637**	**762,172**

5.1.5.3 Maturity analysis of cash loans

	Performing Loans and Other Receivables (Group I)		Loans under Follow-Up and Other Receivables (Group II)	
	Loans and Other Receivables	Restructured or Rescheduled Loans and Other Receivables	Loans and Other Receivables	Restructured or Rescheduled Loans and Other Receivables
Short-term Loans	**17,036,603**	-	**172,283**	**149,043**
Loans	17,036,603	-	172,283	149,043
Specialization Loans	-	-	-	-
Other Receivables	-	-	-	-
Medium and Long-term Loans	**31,509,278**	-	**409,470**	**31,376**
Loans	31,509,278	-	409,470	31,376
Specialization Loans	-	-	-	-
Other Receivables	-	-	-	-

(Thousands of Turkish Lira (TL))

5.1.5.4 *Consumer loans, retail credit cards, personnel loans and personnel credit cards*

	Short-Term	Medium and Long-Term	Total
Consumer Loans – TL	**389,796**	**8,277,636**	**8,667,432**
Housing Loans	58,456	5,078,778	5,137,234
Automobile Loans	12,972	556,731	569,703
General Purpose Loans	317,804	2,609,915	2,927,719
Other	564	32,212	32,776
Consumer Loans – FC-indexed	**3,584**	**756,533**	**760,117**
Housing Loans	200	675,893	676,093
Automobile Loans	385	22,675	23,060
General Purpose Loans	2,999	57,965	60,964
Other	-	-	-
Consumer Loans – FC	**69**	**33,349**	**33,418**
Housing Loans	-	17,406	17,406
Automobile Loans	16	14,274	14,290
General Purpose Loans	53	1,669	1,722
Other	-	-	-
Retail Credit Cards – TL	**6,752,384**	**68,219**	**6,820,603**
With Installment	2,779,239	68,219	2,847,458
Without Installment	3,973,145	-	3,973,145
Retail Credit Cards – FC	**23,980**	**-**	**23,980**
With Installment	9,427	-	9,427
Without Installment	14,553	-	14,553
Personnel Loans – TL	**21,715**	**15,111**	**36,826**
Housing Loan	-	1,434	1,434
Automobile Loans	2	286	288
General Purpose Loans	21,713	13,391	35,104
Other	-	-	-
Personnel Loans - FC-indexed	**-**	**261**	**261**
Housing Loans	-	175	175
Automobile Loans	-	86	86
General Purpose Loans	-	-	-
Other	-	-	-
Personnel Loans – FC	**39**	**41**	**80**
Housing Loans	-	-	-
Automobile Loans	-	-	-
General Purpose Loans	39	41	80
Other	-	-	-
Personnel Credit Cards – TL	**27,246**	**253**	**27,499**
With Installment	19,759	253	20,012
Without Installment	7,487	-	7,487
Personnel Credit Cards – FC	**505**	**-**	**505**
With Installment	177	-	177
Without Installment	328	-	328
Deposit Accounts– TL (real persons)	**446,359**	**-**	**446,359**
Deposit Accounts– FC (real persons)	**-**	**-**	**-**
Total	**7,665,677**	**9,151,403**	**16,817,080**

(Thousands of Turkish Lira (TL))

5.1.5.5 Installment based commercial loans and corporate credit cards

	Short-Term	Medium and Long-Term	Total
Installment-based Commercial Loans – TL	**466,128**	**3,180,756**	**3,646,884**
Real Estate Loans	1,182	354,373	355,555
Automobile Loans	50,237	750,637	800,874
General Purpose Loans	414,709	2,075,746	2,490,455
Other	-	-	-
Installment-based Commercial Loans - FC-indexed	**76,607**	**453,330**	**529,937**
Real Estate Loans	-	53,545	53,545
Automobile Loans	4,994	156,604	161,598
General Purpose Loans	71,613	243,181	314,794
Other	-	-	-
Installment-based Commercial Loans – FC	**304**	**50,535**	**50,839**
Real Estate Loans	-	444	444
Automobile Loans	49	4,632	4,681
General Purpose Loans	255	2,349	2,604
Other	-	43,110	43,110
Corporate Credit Cards – TL	**228,002**	**803**	**228,805**
With Installment	77,884	803	78,687
Without Installment	150,118	-	150,118
Corporate Credit Cards – FC	**2,695**	-	**2,695**
With Installment	5	-	5
Without Installment	2,690	-	2,690
Deposit Accounts– TL (corporate)	**408,136**	-	**408,136**
Deposit Accounts– FC (corporate)	-	-	-
Total	**1,181,872**	**3,685,424**	**4,867,296**

5.1.5.6 Allocation of loans by customers

	Current Period	Prior Period
Public Sector	1,253,389	1,268,795
Private Sector	48,054,664	48,188,466
Total	**49,308,053**	**49,457,261**

5.1.5.7 Allocation of domestic and foreign loans

	Current Period	Prior Period
Domestic Loans	48,370,142	48,683,233
Foreign Loans	937,911	774,028
Total	**49,308,053**	**49,457,261**

5.1.5.8 Loans to associates and subsidiaries

	Current Period	Prior Period
Direct Lending	339,778	450,799
Indirect Lending	-	-
Total	**339,778**	**450,799**

(Thousands of Turkish Lira (TL))

5.1.5.9 Specific provisions for loans

	Current Period	Prior Period
Substandard Loans and Receivables - Limited Collectibility	185,391	62,160
Doubtful Loans and Receivables	560,941	179,505
Uncollectible Loans and Receivables	1,066,131	547,928
Total	**1,812,463**	**789,593**

5.1.5.10 Non-performing loans and other receivables (NPLs) (Net)

Non-performing loans and other receivables restructured or rescheduled (gross amounts before specific provisions):

	Group III	Group IV	Group V
	Substandard Loans and Receivables	Doubtful Loans and Receivables	Uncollectible Loans and Receivables
Current Period			
(Gross Amounts before Specific Provisions)	55,667	227,343	229,139
Restructured Loans and Receivables	55,667	227,343	229,139
Rescheduled Loans and Receivables	-	-	-
Prior Period	-	-	54,285
(Gross Amounts before Specific Provisions)	-	-	54,285
Restructured Loans and Receivables	-	-	-
Rescheduled Loans and Receivables	-	-	-

Movements in non-performing loans and other receivables:

	Group III	Group IV	Group V
	Substandard Loans and Receivables	Doubtful Loans and Receivables	Uncollectible Loans and Receivables
Balances at Beginning of Period	**238,188**	**294,614**	**706,937**
Additions during the Period (+)	1,763,145	61,846	66,509
Transfer from Other NPL Categories (+)	-	1,403,785	776,041
Transfer to Other NPL Categories (-)	1,403,785	776,041	-
Collections during the Period (-)	279,883	260,139	218,646
Write-offs (-)	-	11	135,455
Corporate and Commercial Loans	-	11	16,559
Retail Loans	-	-	2,816
Credit Cards	-	-	116,080
Others	-	-	-
Balances at End of Period	**317,665**	**724,054**	**1,195,386**
Specific Provisions (-)	185,391	560,941	1,066,131
Net Balance on Balance Sheet	**132,274**	**163,113**	**129,255**

(Thousands of Turkish Lira (TL))

Movements in specific loan provisions:

	Corporate/ Commercial Loans	Consumer Loans	Credit Cards	Total
Balances at End of Prior Period	**232,482**	**166,194**	**390,917**	**789,593**
Additions during the Period(+)	423,671	502,627	824,645	1,750,943
Restructured/Rescheduled Loans (-)	-	-	-	-
Collections during the Period (-)	83,019	172,407	337,192	592,618
Write-offs (-)	16,559	2,816	116,080	135,455
Balances at End of Period	**556,575**	**493,598**	**762,290**	**1,812,463**

Non-performing loans and other receivables in foreign currencies:

	Group III	Group IV	Group V
	Substandard Loans and Receivables	Doubtful Loans and Receivables	Uncollectible Loans and Receivables
Current Period			
Balance at End of Period	73,754	**39,090**	**188,322**
Specific Provisions (-)	51,023	19,622	171,637
Net Balance at Balance Sheet	**22,731**	**19,468**	**16,685**
Prior Period			
Balance at End of Period	**7,071**	**3,594**	**126,058**
Specific Provisions (-)	467	526	95,401
Net Balance at Balance Sheet	**6,604**	**3,068**	**30,657**

Gross and net non-performing loans and receivable as per customer categories:

	Group III	Group IV	Group V
	Substandard Loans and Receivables	Doubtful Loans and Receivables	Uncollectible Loans and Receivables
Current Period (Net)	**132,274**	**163,113**	**129,255**
Loans to Individuals and Corporates (Gross)	317,665	724,054	1,187,365
Specific Provision (-)	185,391	560,941	1,058,110
Loans to Individuals and Corporates (Net)	132,274	163,113	129,255
Banks (Gross)	-	-	311
Specific Provision (-)	-	-	311
Banks (Net)	-	-	-
Other Loans and Receivables (Gross)	-	-	7,710
Specific Provision (-)	-	-	7,710
Other Loans and Receivables (Net)	-	-	-
Prior Period (Net)	**176,028**	**115,109**	**159,009**
Loans to Individuals and Corporates (Gross)	238,188	294,614	698,954
Specific Provision (-)	62,160	179,505	539,945
Loans to Individuals and Corporates (Net)	176,028	115,109	159,009
Banks (Gross)	-	-	311
Specific Provision (-)	-	-	311
Banks (Net)	-	-	-
Other Loans and Receivables (Gross)	-	-	7,672
Specific Provision (-)	-	-	7,672
Other Loans and Receivables (Net)	-	-	-

(Thousands of Turkish Lira (TL))

Collaterals received for non-performing loans:

	Corporate/ Commercial Loans	Consumer Loans	Credit Cards	Total
Loans Collateralized by Cash	128	782	-	910
Loans Collateralized by Mortgages	421,452	141,899	-	563,351
Loans Collateralized by Pledged Assets	116,763	109,492	-	226,255
Loans Collateralized by Cheques and Notes	132,507	208,315	-	340,822
Loans Collateralized by Other Collaterals	116,885	23,771	-	140,656
Unsecured Loans	32,099	120,748	812,264	965,111
Total	**819,834**	**605,007**	**812,264**	**2,237,105**

5.1.5.11 Liquidation policy for uncollectible loans and receivables

Uncollectible loans and receivables are collected through legal follow-ups and liquidation of collaterals.

5.1.5.12 "Write-off" policies

The Bank's general policy for write-offs of loans and receivables under follow-up is to write of such loans and receivables that are proven to be uncollectible in legal follow-up process.

5.1.6 Investments held-to-maturity

5.1.6.1 Investment subject to repurchase agreements and provided as collateral/blocked

	Current Period		Prior Period	
	TL	FC	TL	FC
Collateralised/Blocked Investments	1,860,387	280,390	1,508,226	65,263
Investments subject to Repurchase Agreements	2,637,831	116,555	4,354,254	174,759
Total	**4,498,218**	**396,945**	**5,862,480**	**240,022**

5.1.6.2 Government securities held-to-maturity

	Current Period	Prior Period
Government Bonds	5,960,353	6,054,289
Treasury Bills	-	-
Other Government Securities	1,385,808	1,563,008
Total	**7,346,161**	**7,617,297**

5.1.6.3 Investments held-to-maturity

	Current Period	Prior Period
Debt Securities	**7,092,872**	**7,337,175**
Quoted at Stock Exchange	7,092,872	7,337,175
Unquoted at Stock Exchange	-	-
Valuation Increase / Decrease (-)	**253,289**	**280,122**
Total	**7,346,161**	**7,617,297**

(Thousands of Turkish Lira (TL))

5.1.6.4 Movement of investments held-to-maturity

	Current Period	Prior Period
Balances at Beginning of Period	**7,617,297**	**3,943,765**
Foreign Currency Differences On Monetary Assets	(27,259)	66,130
Purchases during the Period	927,839	3,935,987
Disposals through Sales/Redemptions	(1,115,334)	(484,383)
Valuation Effect	(56,382)	155,798
Balances at End of Period	**7,346,161**	**7,617,297**

The Bank reclassified certain security investments, previously classified in its securities available-for-sale portfolio in its financial statements, with total face values of TL 2,831,667 thousands and USD 843,847,999 to its securities held-to-maturity portfolio as a result of change in its intention to hold such securities in compliance with the TAS. Such securities are included in the securities held-to-maturity portfolio at their fair values of TL 2,685,106 thousands and USD 852,772,307 as of their reclassification date and presented in the above movement table of investments held-to-maturity under the "purchases during the period" line. The negative valuation differences amounting TL 99,085 thousands and USD 6,729,440 of these securities, are recorded under the shareholders' equity and amortized through the income statement throughout their maturities. As of the balance sheet date, the negative valuation differences under the shareholders' equity are TL 70,661 thousands and USD 6,831,700.

5.1.7 Investments in associates

5.1.7.1 Investments in associates

	Associate	Address (City/ Country)	Bank's Share – If Different, Voting Rights (%)	Bank's Risk Group Share (%)
1	Eureko Sigorta AŞ	Istanbul/Turkey	20.00	20.00
2	Bankalarası Kart Merkezi AŞ (1)	Istanbul/Turkey	10.15	10.15
3	Yatırım Finansman Menkul Değerler AŞ (1)	Istanbul/Turkey	0.77	0.77
4	IMKB Takas ve Saklama Bankası AŞ (1)	Istanbul/Turkey	5.83	5.83
5	Vadeli İşlem ve Opsiyon Borsası AŞ (1)	Istanbul/Turkey	6.00	6.00
6	KKB Kredi Kayıt Burosu AŞ (1)	Istanbul/Turkey	9.09	9.09
7	Gelişen İşletmeler Piyasaları AŞ (1)	Istanbul/Turkey	5.00	5.00
8	Türkiye Cumhuriyet Merkez Bankası AŞ	Ankara/Turkey	2.48	2.48
9	Kredi Garanti Fonu AŞ	Ankara/Turkey	1.67	1.67

	Total Assets	Shareholders' Equity	Total Fixed Assets (*)	Interest Income	Income on Securities Portfolio	Current Period Profit/Loss	Prior Period Profit/Loss	Company's Fair Value (if available)
1	563,506	252,898	13,691	16,724	24,364	46,609	97,668	-
2	15,522	12,964	5,738	725	-	(369)	4,467	-
3	205,816	48,198	1,570	3,960	1,914	4,496	3,002	-
4	1,453,145	274,930	11,351	31,496	10,434	32,567	65,227	-
5	39,579	36,457	2,539	2,811	31	9,679	14,777	-
6	26,777	20,210	1,984	2,046	9	6,640	-	-
7	8,060	7,912	2	756	1	587	2,233	-
8	-	-	-	-	-	-	-	-
9	-	-	-	-	-	-	-	-

(1) Financial information is as of 30 September 2009.
(*) Total fixed assets include tangible and intangible assets.

(Thousands of Turkish Lira (TL))

5.1.7.2 Movement of investments in associates

	Current Period	Prior Period
Balance at Beginning of Period	**27,705**	**27,596**
Movements during the Period	**2,000**	**109**
Acquisitions and Capital Increases	2,000	-
Bonus Shares Received	-	109
Dividends from Current Year Profit	-	-
Sales/Liquidations (-)	-	-
Reclassifications	-	-
Increase/Decrease in Market Values	-	-
Impairment Losses (-)	-	-
Balance at End of Period	**29,705**	**27,705**
Capital Commitments	**2,250**	**250**
Share Percentage at the End of Period (%)	-	-

5.1.7.3 Sectoral distribution of investments and associates

Investments in Associates	Current Period	Prior Period
Banks	-	-
Insurance Companies	11,312	11,312
Factoring Companies	-	-
Leasing Companies	-	-
Finance Companies	16,679	14,679
Other Associates	1,714	1,714

5.1.7.4 Quoted associates

None.

5.1.7.5 Valuation methods of investments in associates

Investments in Associates	Current Period	Prior Period
Valued at Cost	29,705	27,705
Valued at Fair Value	-	-
Valued by Equity Method of Accounting	-	-

5.1.7.6 Investments in associates sold during the current period

None.

5.1.7.7 Investments in associates acquired during the current period

At the Board of Directors meeting held on 3 June 2009, it was decided to participate in the capital increase of Kredi Garanti Fonu AŞ by TL 4,000 thousands and to subscribe for future capital increases upto TL 4,000 thousands in restructuring of the company to build a three-shareholders structure including the Turkish Union of Chambers and Commodity Exchanges (TOBB), the Small and Medium Size Enterprises Development Organization (KOSGEB) and the banks. As per this decision, the Bank has paid TL 2,000 thousands of its capital commitment of TL 4,000 thousands at 15 October 2009 for the capital increase of Kredi Garanti Fonu AŞ as decided on 11 September 2009.

(Thousands of Turkish Lira (TL))

5.1.8 Investments in subsidiaries

5.1.8.1 Investments in subsidiaries

	Subsidiary	Address (City/ Country)	Bank's Share – If Different, Voting Rights (%)	Bank's Risk Group Share (%)
1	Garanti Bilişim Teknolojisi ve Tic. AŞ	Istanbul/Turkey	100.00	100.00
2	Garanti Ödeme Sistemleri AŞ	Istanbul/Turkey	99.92	100.00
3	Garanti Hizmet Yönetimi AŞ	Istanbul/Turkey	93.40	96.40
4	Garanti Kültür AŞ	Istanbul/Turkey	100.00	100.00
5	Garanti Konut Finansmanı Danışmanlık Hiz. AŞ	Istanbul/Turkey	100.00	100.00
6	Garanti Finansal Kiralama AŞ	Istanbul/Turkey	94.10	98.94
7	Garanti Faktoring Hiz. AŞ	Istanbul/Turkey	55.40	55.40
8	Garanti Yatırım Menkul Kıymetler AŞ	Istanbul/Turkey	100.00	100.00
9	Garanti Portföy Yönetimi AŞ	Istanbul/Turkey	100.00	100.00
10	Garanti Emeklilik ve Hayat AŞ	Istanbul/Turkey	84.91	84.91
11	Garanti Bank International NV	Amsterdam/Holland	100.00	100.00
12	Garanti Bank Moscow	Moscow/Russia	75.09	100.00
13	Garanti Financial Services Plc	Dublin/Ireland	99.99	100.00
14	Garanti Fund Management Co Ltd	Valetta/Malta	99.50	100.00

	Total Assets	Shareholders' Equity	Total Fixed Assets (*)	Interest Income	Income on Securities Portfolio	Current Period Profit/Loss	Prior Period Profit/Loss	Company's Fair Value
1	20,584	13,278	761	-	1,324	3,392	(97,418)	-
2	22,244	10,718	785	26	1,692	2,339	7,801	-
3	1,049	928	-	-	47	554	-	-
4	385	204	39	-	2	(14)	(126)	-
5	1,125	975	-	-	12	166	56	-
6	1,868,321	339,553	18,347	198,475	-	53,913	202,392	-
7	1,138,515	51,482	2,295	81,220	536	10,055	19,056	123,392
8	32,692	25,293	3,547	729	1,292	354	10,250	-
9	20,847	16,376	873	1,587	51	2,182	1,355	-
10	1,744,751	233,130	15,266	23,995	9,327	76,175	89,643	-
11	7,868,914	611,909	97,628	292,893	128,611	56,709	207,276	612,710
12	484,353	100,886	29,688	25,801	11,059	10,192	43,059	102,262
13	9,586	8,376	-	-	-	(820)	5,463	29,307
14	91	-	-	-	-	-	(267)	-

(*) Total fixed assets include tangible and intangible assets.

(Thousands of Turkish Lira (TL))

5.1.8.2 Movement of investments in subsidiaries

	Current Period	Prior Period
Balance at Beginning of Period	**812,128**	**577,408**
Movements during the Period	**191,132**	**234,720**
Acquisitions and Capital Increases (*)	655	-
Bonus Shares Received (**)	(125,648)	72,284
Dividends from Current Year Profit	-	-
Sales/Liquidations	-	-
Reclassifications	-	-
Increase/(Decrease) in Market Values	310,519	80,122
Currency Differences on Foreign Subsidiaries	2,228	80,227
Impairment Reversals/(Losses)	3,378	2,087
Balance at End of Period	**1,003,260**	**812,128**
Capital Commitments	**-**	**562**
Share Percentage at the End of Period (%)	**-**	**-**

(*) The capital commitment amounting TL 562 thousands to Garanti Konut Finansmanı Danışmanlık Hizmetleri AŞ with a foundation capital of TL 750 thousands where the Bank has an ownership share of 100%, has been paid.

The Bank has acquired one ordinary share that EFG Finansal Kiralama AŞ had in Garanti Bank Moscow, one of the Bank's subsidiaries, representing a 0.0578% ownership in the registered share capital of this bank at a nominal value of Rouble 255,000 on 15 October 2009 for a purchase price of USD 65,000.

(**) As per the decision made at the general assembly meeting of Garanti Bank International NV at 14 April 2008, the bank's share capital had been increased from EUR 159,470,000 to EUR 196,567,000 through appropriation from the retained earnings amounting EUR 35,011,000 and the share premium amounting EUR 2,086,000. As per the decision made at the general assembly meeting of the bank at 15 April 2009, the bank's share capital had been further increased from EUR 196,567,000 to EUR 231,499,000 through appropriation from the retained earnings amounting EUR 34,932,000. Subsequently, the bank's share capital has been decreased from EUR 231,499,000 to EUR 136,836,000 as per the decision made at the general assembly meeting held at 16 October 2009. The capital reduction amounting EUR 94,663,000 has been added back to the retained earnings of Garanti Bank International NV.

Garanti Faktoring Hizmetleri AŞ had increased its share capital from TL 16,849 thousands to TL 17,960 thousands through appropriation from the dividends allocated from its retained earnings of the year 2007 at 10 September 2008. The company further increased its share capital from TL 17,960 thousands to TL 19,280 thousands through appropriation from its retained earnings at 15 July 2009.

5.1.8.3 Sectoral distribution of investments in subsidiaries

Subsidiaries	**Current Period**	**Prior Period**
Banks	689,498	555,439
Insurance Companies	56,545	56,545
Factoring Companies	68,365	17,215
Leasing Companies	76,169	76,169
Finance Companies	98,380	96,397
Other Subsidiaries	14,303	10,363

(Thousands of Turkish Lira (TL))

5.1.8.4 Quoted subsidiaries

Subsidiaries	Current Period	Prior Period
Quoted at Domestic Stock Exchanges	68,365	17,215
Quoted at International Stock Exchanges	-	-

5.1.8.5 Valuation methods of investments in subsidiaries

Subsidiaries	Current Period	Prior Period
Valued at Cost	202,612	202,049
Valued at Fair Value	787,166	599,975
Valued by Equity Method of Accounting (*)	13,482	10,104

(*) includes subsidiaries for which value decreases are provided against considering their equities.

5.1.8.6 Investments in subsidiaries disposed during the current period

None.

5.1.8.7 Investments in subsidiaries acquired during the current period

Please refer to Note 5.1.8.2 of investments in subsidiaries.

5.1.9 Investments in Joint-Ventures

None.

5.1.10 Lease receivables

None.

5.1.11 Derivative financial assets held for risk management

5.1.11.1 Positive differences on derivative financial instruments held for risk management

Derivative Financial Assets held for Risk Management	Current Period		Prior Period	
	TL	FC	TL	FC
Fair value hedges	-	-	-	-
Cash flow hedges	-	-	-	69,161
Net foreign investment hedges	-	-	-	-
Total	**-**	**-**	**-**	**69,161**

The eleven interest rate swap transactions classified under derivative financial assets held for cash flow risk management in the financial statements of prior period are exercised before their due dates in January 2009. The Bank recognized EUR 36,321,000 and USD 16,000,000 (equivalent of TL 100,808 thousands in total) that was collected on the date of these transactions as per the related agreements, under "Income/losses from derivative financial instruments".

(Thousands of Turkish Lira (TL))

5.1.12 Tangible assets

	Real Estates	Leased Tangible Assets	Vehicles	Other Tangible Assets	Total
Balance at End of Prior Period					
Cost	891,183	389,089	35,290	731,240	2,046,802
Accumulated Depreciation	(215,776)	(252,236)	(26,380)	(467,714)	(962,106)
Net Book Value at End of Prior Period	**675,407**	**136,853**	**8,910**	**263,526**	**1,084,696**
Balance at End of Current Period					
Additions	94,773	14,288	3,349	144,738	257,148
Disposals-Costs	(19,571)	(1,373)	(6,512)	(46,242)	(73,698)
Disposals-Accumulated Depreciation	4,707	166	4,202	22,518	31,593
Reversal of/(Impairment Losses)	9,453	-	-	-	9,453
Depreciation Expense for Current Period (-)	(21,687)	(58,930)	(3,632)	(82,351)	(166,600)
Currency Translation Differences on Foreign Operations	-	-	-	-	-
Cost at End of Current Period	**975,838**	**402,004**	**32,127**	**829,736**	**2,239,705**
Accumulated Depreciation at End of Current Period	**(232,756)**	**(311,000)**	**(25,810)**	**(527,547)**	**(1,097,113)**
Net Book Value at End of Current Period	**743,082**	**91,004**	**6,317**	**302,189**	**1,142,592**

5.1.12.1 Disclosure for impairment losses or releases individually material for financial statements

Conditions for allocating/releasing any impairment:

None.

Amount of impairment losses provided or released in financial statements during current period:

None.

5.1.12.2 Other impairment losses provided or released in current period that are immaterial for the financial statement individually

A total provision of TL 9,453 thousands made for the impairment in values of certain real estates in prior periods in accordance with the Turkish Accounting Standard 36 (TAS 36) "Impairment of Assets", is reserved in 2009.

5.1.13 Intangible assets

5.1.13.1 Useful lives and amortisation rates

Intangible assets include softwares and other intangible assets. The estimated useful lives of such assets vary between 3 and 15 years.

5.1.13.2 Amortisation methods

Intangible assets are amortised on a straight-line basis from the date of capitalisation.

(Thousands of Turkish Lira (TL))

5.1.13.3 Balances at beginning and end of current period

	Beginning of Period		End of Period	
	Cost	**Accumulated Amortisation**	**Cost**	**Accumulated Amortisation**
Intangible Assets	68,282	47,656	60,995	45,231

5.1.13.4 Movements of intangible assets for the current period

	Current Period	Prior Period
Net Book Value at End of Prior Period	**15,764**	**11,886**
Internally Generated Intangibles	-	-
Additions due to Mergers, Transfers and Acquisition	7,412	7,829
Disposals (-)	-	-
Impairment Losses/Reversals to/from Revaluation Surplus	-	-
Impairment Losses Recorded in Income Statement	-	-
Impairment Losses Reversed from Income Statement	-	-
Amortisation Expense for Current Period (-)	(4,598)	(3,951)
Currency Translation Differences on Foreign Operations	-	-
Other Movements	2,048	-
Net Book Value at End of Current Period	**20,626**	**15,764**

5.1.13.5 Details for any individually material intangible assets

None.

5.1.13.6 Intangible assets capitalised under government incentives at fair values

None.

5.1.13.7 Revaluation method of intangible assets capitalised under government incentives and valued at fair values at capitalisation dates

None.

5.1.13.8 Net book value of intangible asset that are restricted in usage or pledged

None.

5.1.13.9 Commitments to acquire intangible assets

None.

5.1.13.10 Disclosure on revalued intangible assets

None.

5.1.13.11 Research and development costs expensed during current period

None.

5.1.13.12 Goodwill

None.

(Thousands of Turkish Lira (TL))

5.1.13.13 Movements in goodwill during current period

None.

5.1.14 Investment property

None.

5.1.15 Deferred tax asset

As of 31 December 2009, the Bank has a deferred tax asset of TL 18,536 thousands (31 December 2008: TL 34,185 thousands) calculated as the net amount remaining after netting of tax deductible timing differences and taxable timing differences.

The Bank does not have any deferred tax assets on tax losses carried forward or tax deductions and exemptions as of 31 December 2009. However, there is a deferred tax asset of TL 167,727 thousands (31 December 2008: TL 107,145 thousands) and deferred tax liability of TL 149,191 thousands (31 December 2008: TL 72,960 thousands) presented as net in the accompanying financial statements on all taxable temporary differences arising between the carrying amounts and the taxable amounts of assets and liabilities on the financial statements that will be considered in the calculation of taxable earnings in the future periods.

For the cases where such differences are related with certain items on the shareholders' equity accounts, the deferred taxes are charged or credited directly to these accounts.

5.1.16 Assets held for sale and assets of discontinued operations

	Current Period	Prior Period
End of Prior Period		
Cost	**83,136**	**115,599**
Accumulated Depreciation	**(1,832)**	**(2,749)**
Net Book Value	**81,304**	**112,850**
End of Current Period		
Additions	33,183	6,917
Disposals (Cost)	(25,278)	(39,867)
Disposals (Accumulated Depreciation)	1,358	1,780
Impairment Losses (-)	(8,748)	487
Depreciation Expense for Current Period	(669)	(863)
Currency Translation Differences on Foreign Operations		-
Cost	**82,293**	**83,136**
Accumulated Depreciation	**(1,143)**	**(1,832)**
Net Book Value	**81,150**	**81,304**

As of 31 December 2009, the rights of repurchase on various assets held for sale amount to TL 3,263 thousands (31 December 2008: TL 13,714 thousands).

(Thousands of Turkish Lira (TL))

5.1.17 Other assets

5.1.17.1 Receivables from term sale of assets

	Current Period	Prior Period
Sale of Investments in Associates, Subsidiaries and Joint Ventures	17,353	29,530
Sale of Real Estates	-	455
Sale of Other Assets	2,884	2,863
Total	**20,237**	**32,848**

5.1.17.2 Prepaid expenses, taxes and similar items

	Current Period	Prior Period
Prepaid Expenses	210,859	295,671
Prepaid Taxes	3,903	70

5.1.18 Accrued interest and income

The details of accrued interest and income allocated to the related items on the assets side of the balance sheet are as follows:

	Current Period		Prior Period	
	TL	FC	TL	FC
Central Bank of Turkey	24,471	9	51,629	8,645
Financial Assets at Fair Value through Profit or Loss	4,094	1,718	721	3,180
Banks	34,936	18,653	35,237	32,122
Interbank Money Markets	180	-	552	-
Financial Assets Available-for-Sale	2,713,745	109,445	1,360,541	47,847
Loans	453,023	290,694	755,777	343,165
Investments Held-to-Maturity	253,061	27,379	287,324	24,870
Other Accruals	15,769	-	13,351	2
Total	**3,499,279**	**447,898**	**2,505,132**	**459,831**

(Thousands of Turkish Lira (TL))

5.2 Liabilities

5.2.1 Maturity profile of deposits

Current Period

	Demand	7 Days Notice	Up to 1 Month	1-3 Months	3-6 Months	6-12 Months	1 Year and Over	Accumulating Deposit Accounts	Total
Saving Deposits	**1,833,625**	**-**	**7,070,398**	**11,555,702**	**172,843**	**128,642**	**82,679**	**51**	**20,843,940**
Foreign Currency Deposits	**4,899,239**	**-**	**8,641,772**	**9,000,277**	**393,091**	**713,736**	**1,033,428**	**89,179**	**24,770,722**
Residents in Turkey	4,562,108	-	8,147,347	8,552,469	340,970	249,290	744,837	87,831	22,684,852
Residents in Abroad	337,131	-	494,425	447,808	52,121	464,446	288,591	1,348	2,085,870
Public Sector Deposits	**461,652**	**-**	**5,722**	**8,017**	**15**	**302**	**67**	**-**	**475,775**
Commercial Deposits	**2,262,983**	**-**	**4,047,922**	**7,238,876**	**38,372**	**45,113**	**149,459**	**-**	**13,782,725**
Other	**85,261**	**-**	**42,193**	**139,686**	**686**	**137**	**273**	**-**	**268,236**
Precious Metal Deposits	**333,836**	**-**	**34**	**2,610**	**-**	**1,084**	**-**	**-**	**337,564**
Bank Deposits	**1,377,804**	**-**	**751,030**	**73,888**	**25,573**	**35,545**	**65,243**	**-**	**2,329,083**
Central Bank of Turkey	-	-	-	-	-	-	-	-	-
Domestic Banks	9,593	-	203,816	5,227	-	13,000	-	-	231,636
Foreign Banks	1,058,842	-	547,214	68,661	25,573	22,545	65,243	-	1,788,078
Special Purpose Financial Institutions	309,369	-	-	-	-	-	-	-	309,369
Other	-	-	-	-	-	-	-	-	-
Total	**11,254,400**	**-**	**20,559,071**	**28,019,056**	**630,580**	**924,559**	**1,331,149**	**89,230**	**62,808,045**

Prior Period

	Demand	7 Days Notice	Up to 1 Month	1-3 Months	3-6 Months	6-12 Months	1 Year and Over	Accumulating Deposit Accounts	Total
Saving Deposits	**1,263,502**	**-**	**6,626,686**	**10,082,104**	**111,230**	**82,761**	**72,599**	**-**	**18,238,882**
Foreign Currency Deposits	**4,161,413**	**-**	**9,087,581**	**6,854,269**	**418,274**	**1,086,744**	**766,434**	**90,877**	**22,465,592**
Residents in Turkey	3,858,891	-	8,739,310	6,595,492	396,877	519,663	556,614	89,588	20,756,435
Residents in Abroad	302,522	-	348,271	258,777	21,397	567,081	209,820	1,289	1,709,157
Public Sector Deposits	**426,693**	**-**	**283,600**	**516,009**	**25**	**272**	**63**	**-**	**1,226,662**
Commercial Deposits	**1,711,753**	**-**	**3,220,581**	**3,612,242**	**48,451**	**13,975**	**95,574**	**-**	**8,702,576**
Other	**159,815**	**-**	**54,414**	**77,756**	**705**	**569**	**207**	**-**	**293,466**
Precious Metal Deposits	**93,443**	**-**	**1**	**2,002**	**-**	**24,020**	**2,088**	**-**	**121,554**
Bank Deposits	**777,477**	**-**	**367,317**	**299,213**	**142,162**	**6,757**	**73,623**	**-**	**1,666,549**
Central Bank of Turkey	-	-	-	-	-	-	-	-	-
Domestic Banks	8,019	-	66,930	68,751	125,692	462	-	-	269,854
Foreign Banks	324,151	-	300,387	230,462	16,470	6,295	73,623	-	951,388
Special Purpose Financial Institutions	445,307	-	-	-	-	-	-	-	445,307
Other	-	-	-	-	-	-	-	-	-
Total	**8,594,096**	**-**	**19,640,180**	**21,443,595**	**720,847**	**1,215,098**	**1,010,588**	**90,877**	**52,715,281**

(Thousands of Turkish Lira (TL))

5.2.1.1 Saving deposits and other deposit accounts insured by Saving Deposit Insurance Fund

Saving deposits covered by deposit insurance and total amount of deposits exceeding insurance coverage limit:

	Covered by Deposit Insurance		Over Deposit Insurance Limit	
	Current Period	Prior Period	Current Period	Prior Period
Saving Deposits	9,284,979	8,435,686	11,352,216	9,545,348
Foreign Currency Saving Deposits	3,214,814	2,977,501	10,005,530	7,851,492
Other Saving Deposits	120,181	20,544	175,083	83,909
Deposits held at Foreign Branches Under Foreign Insurance Coverage	-	-	-	-
Deposits held at Off-Shore Branches Under Foreign Insurance Coverage	-	-	-	-

5.2.1.2 Saving deposits at domestic branches of foreign banks in Turkey under the coverage of foreign insurance

None.

5.2.1.3 Saving deposits not covered by insurance limits

	Current Period	Prior Period
Deposits and Other Accounts held at Foreign Branches	401,603	543,248
Deposits and Other Accounts held by Shareholders and their Relatives	-	-
Deposits and Other Accounts of the Chairman and Members of Board of Directors, Chief Executive Officer, Senior Executive Officers and their Relatives	172,124	244,985
Deposits and Other Accounts held as Assets subject to the Crime defined in the Article 282 of the Turkish Criminal Code no. 5237 dated 26 September 2004	-	-
Deposits at Depository Banks established for Off-Shore Banking Activities in Turkey	-	-

5.2.2 Negative differences on derivative financial liabilities held for trading

	Current Period		Prior Period	
	TL	FC	TL	FC
Forward deals	12,147	9,949	54,361	10,273
Swaps	79,849	81,895	179,673	87,163
Futures	-	106	-	996
Options	19,542	25,296	62,474	20,156
Other	-	-	-	-
Total	**111,538**	**117,246**	**296,508**	**118,588**

5.2.3 Funds borrowed

	Current Period		Prior Period	
	TL	FC	TL	FC
Central Bank of Turkey	-	-	-	-
Domestic Banks and Institutions	154,465	158,979	251,138	126,591
Foreign Banks, Institutions and Funds	3,036,144	9,657,886	1,825,837	8,639,880
Total	**3,190,609**	**9,816,865**	**2,076,975**	**8,766,471**

(Thousands of Turkish Lira (TL))

5.2.3.1 Maturities of funds borrowed

	Current Period		Prior Period	
	TL	**FC**	**TL**	**FC**
Short-Term	154,465	2,859,824	560,393	2,894,570
Medium and Long-Term	3,036,144	6,957,041	1,516,582	5,871,901
Total	**3,190,609**	**9,816,865**	**2,076,975**	**8,766,471**

5.2.3.2 Disclosures for concentration areas of bank's liabilities

The Bank finances its ordinary banking activities through deposits and funds borrowed. Its deposit structure has a balanced TL and foreign currency concentration. The Bank's other funding sources specifically consist of foreign currency funds borrowed from abroad and TL funds obtained through repurchase transactions.

5.2.4 Other external funds

Funds provided through repurchase transactions:

	Current Period		Prior Period	
	TL	**FC**	**TL**	**FC**
Domestic Transactions	**9,804,711**	**-**	**9,878,528**	**-**
Financial Institutions and Organizations	9,749,113	-	9,810,615	-
Other Institutions and Organizations	18,423	-	19,774	-
Individuals	37,175	-	48,139	-
Foreign Transactions	**572,540**	**157,453**	**573,996**	**250,419**
Financial Institutions and Organizations	572,241	157,453	571,711	250,419
Other Institutions and Organizations	176	-	1,749	-
Individuals	123	-	536	-
Total	**10,377,251**	**157,453**	**10,452,524**	**250,419**

5.2.5 Lease payables (Net)

5.2.5.1 Financial lease payables

	Current Period		Prior Period	
	Gross	**Net**	**Gross**	**Net**
Up to 1 Year	4,506	4,155	21,359	20,194
1-4 Years	26	23	3,448	3,163
More than 4 Years	-	-	-	-
Total	**4,532**	**4,178**	**24,807**	**23,357**

5.2.5.2 Operational lease agreements

The operational leasing agreements are signed for some branches and ATM's. The agreements are prepared annually and annual rents are paid in advance and recorded as prepaid expense in "other assets". The Bank does not have any commitments arising on the existing operational lease agreements.

(Thousands of Turkish Lira (TL))

5.2.6 Derivative financial liabilities held for risk management

Derivative Financial Liabilities held for Risk Management	Current Period		Prior Period	
	TL	FC	TL	FC
Fair value hedges	-	-	-	-
Cash flow hedges	-	3,464	-	4,871
Net foreign investment hedges	-	-	-	-
Total	**-**	**3,464**	**-**	**4,871**

5.2.7 Provisions

5.2.7.1 General provisions

	Current Period	Prior Period
General Provision for	**437,334**	**428,799**
Loans and Receivables in Group I	383,421	378,581
Loans and Receivables in Group II	13,342	12,934
Non-Cash Loans	40,571	37,284
Other	-	-

5.2.7.2 Provisions for foreign exchange differences on foreign currency indexed loans and financial lease receivables

	Current Period	Prior Period
Short-Term Loans	10,494	9,441
Medium and Long-Term Loans	9,244	1,855
Total	**19,738**	**11,296**

Foreign exchange differences on foreign currency indexed loans are netted with loans on the asset side.

5.2.7.3 Provisions for non-cash loans that are not indemnified or converted into cash

	Current Period	Prior Period
Substandard Loans and Receivables - Limited Collectibility	7,473	244
Doubtful Loans and Receivables	14,085	55
Uncollectible Loans and Receivables	34,547	2,160
Total	**56,105**	**2,459**

5.2.7.4 Other provisions

5.2.7.4.1 General reserves for possible losses

	Current Period	Prior Period
General Reserves for Possible Losses	330,000	22,000

(Thousands of Turkish Lira (TL))

5.2.7.4.2 Other provisions

	Current Period	Prior Period
Reserve for Employee Benefits	165,367	197,372
Recognized Liability for Defined Benefit Obligations	-	102,601
Provision for Promotion Expenses of Credit Cards (*)	36,208	36,206
Other Provisions	17,552	14,994
Total	**219,127**	**351,173**

(*) The Bank provides full allowance for the committed promotion expenses of credit cards as of the balance sheet date.

Recognized liability for defined benefit plan obligations

The Bank obtained an actuarial report dated 15 January 2010 from an independent actuary reflecting the principles and procedures on determining the application of transfer transactions in accordance with the Law and it is determined that the assets of the Plan are above the amount that will be required to be paid to transfer the obligation and the asset surplus amounts to TL 722,746 thousands (31 December 2008: TL 445,178 thousands) at 31 December 2009 as details are given in the table below.

Furthermore, an actuarial report was prepared as of 31 December 2009 as per the requirements of the Law explained in Note 3.17, the accounting policies related with "employee benefits" for the benefits transferable to the SSF and as per TAS 19 for other benefits not transferable to the SSF and arising from other social rights and payments covered by the existing trust indenture of the Fund and medical benefits provided for employees. Based on the actuary's 15 January 2010 dated report, the asset surplus over the fair value of the plan assets to be used for the payment of the obligations also fully covers the benefits not transferable and still a surplus of TL 324,807 thousands (31 December 2008: TL 32,799 thousands) remains as details are given in the table below.

The Bank's management, acting prudently, did not consider the health premium surplus amounting TL 191,521 thousands (31 December 2008: TL 135,400 thousands) as stated above and resulted from the present value of medical benefits and health premiums transferable to SSF. However, despite this treatment there are no excess obligation that needs to be provided against. Accordingly, it was decided to reverse the provision amounting TL 102,601 thousands that was charged fully as expense as of 31 December 2008, in the accompanying financial statements as of 31 December 2009.

	Current Period	Prior Period
Transferable Pension and Medical Benefits:		
Net present value of pension benefits transferable to SSF	(287,981)	(296,328)
Net present value of medical benefits and health premiums transferable to SSF	191,521	135,400
General administrative expenses	(16,957)	(15,488)
Present Value of Pension and Medical Benefits Transferable to SSF (1)	**(113,417)**	**(176,416)**
Fair Value of Plan Assets (2)	**836,163**	**621,594**
Asset Surplus over Transferable Benefits ((2)-(1)=(3))	**722,746**	**445,178**
Non-Transferable Benefits:		
Other pension benefits	(188,494)	(162,356)
Other medical benefits	(209,445)	(250,023)
Total Non-Transferable Benefits (4)	**(397,939)**	**(412,379)**
Asset Surplus over Total Benefits ((3)-(4)=(5))	**324,807**	**32,799**
Net Present Value of Medical Benefits and Health Premiums Transferable to SSF – but not considered acting prudently (6)	**(191,521)**	**(135,400)**
Present Value of Asset Surplus/(Defined Benefit Obligation) ((5)-(6))	**133,286**	**(102,601)**

(Thousands of Turkish Lira (TL))

The major actuarial assumptions used in the calculation of other benefits not transferable to SSF are as follows:

	Current Period	Prior Period
	%	%
Discount Rate	10.86-8.42	17.41-10.51
Inflation Rate	6.90-4.80	9.50-5.73
Future Real Salary Increase Rate	1.5	1.5
Medical Cost Trend Rate	20.50-6.80	17.80-11.77
Future Pension Increase Rates	6.90-4.80	9.50-5.73

Assumptions regarding future mortality are based on published statistics and mortality tables. The average life expectancy of an individual retiring at age 60 is 17 for males, and at age 58 for females is 23.

5.2.8 Tax liability

5.2.8.1 Current tax liability

5.2.8.1.1 Tax liability

As of 31 December 2009, the Bank had a current tax liability of TL 198,353 thousands (31 December 2008: TL 119,191 thousands). In cases where the differences between the carrying amounts and the taxable amounts of assets subject to tax, are related with certain items in the equity accounts, the current tax assets/liabilities are charged or credited directly to these accounts.

5.2.8.1.2 Taxes payable

	Current Period	Prior Period
Corporate Taxes Payable	198,353	119,191
Taxation on Securities Income	88,060	191,148
Taxation on Real Estates Income	1,300	1,137
Banking Insurance Transaction Tax	29,605	37,189
Foreign Exchange Transaction Tax	27	12
Value Added Tax Payable	2,672	2,449
Others	30,057	25,981
Total	**350,074**	**377,107**

5.2.8.1.3 Premiums

	Current Period	Prior Period
Social Security Premiums-Employees	-	-
Social Security Premiums-Employer	-	-
Bank Pension Fund Premium-Employees	30	5
Bank Pension Fund Premium-Employer	15	27
Pension Fund Membership Fees and Provisions-Employees	-	-
Pension Fund Membership Fees and Provisions-Employer	-	-
Unemployment Insurance-Employees	474	427
Unemployment Insurance-Employer	875	777
Others	-	-
Total	**1,394**	**1,236**

(Thousands of Turkish Lira (TL))

5.2.8.2 Deferred tax liability

None.

5.2.9 Liabilities for assets held for sale and assets of discontinued operations

None.

5.2.10 Subordinated debts

- On 5 February 2007, the Bank obtained a subordinated debt of US$ 500 millions from foreign markets with an interest of 6.95% and maturity of 10 years with a repayment option for the Bank at the end of the fifth year.
- On 23 February 2009, the Bank obtained a subordinated debt of EUR 50 millions from Proparco (Societe de Promotion et de Participation pour la Cooperation Economique SA), a company of the French Development Agency Group with an interest of Euribor+3.5% and maturity of 12 years with a repayment option at the end of the seventh year to finance the clean energy projects.

These debts are qualified as the secondary subordinated debts to be included in the supplementary capital by the BRSA in the calculation of the Bank's capital adequacy ratio in compliance with the conditions set in the "Regulation on Equities of Banks" issued by the BRSA and published in the Official Gazette no.26333 dated 1 November 2006.

	Current Period		**Prior Period**	
	TL	**FC**	**TL**	**FC**
Domestic Banks	-	-	-	-
Domestic Other Institutions	-	-	-	-
Foreign Banks	-	-	-	-
Foreign Other Institutions	-	874,358	-	781,638
Total	-	**874,358**	-	**781,638**

5.2.11 Shareholders' equity

5.2.11.1 Paid-in capital

	Current Period	**Prior Period**
Common Shares	4,200,000	4,200,000
Preference Shares	-	-

5.2.11.2 Registered share capital system

Capital	**Paid-in Capital**	**Ceiling per Registered Share Capital**
Common Shares	4,200,000	7,000,000
Preference Shares	-	-

5.2.11.3 Capital increases in current period

None.

5.2.11.4 Capital increases from capital reserves in current period

None.

(Thousands of Turkish Lira (TL))

5.2.11.5 Capital commitments for current and future financial periods

None.

5.2.11.6 Possible effect of estimations made for the parent bank's revenues, profitability and liquidity on equity considering prior period indicators and uncertainties

None.

5.2.11.7 Information on privileges given to stocks representing the capital

None.

5.2.11.8 Securities value increase fund

	Current Period		**Prior Period**	
	TL	**FC**	**TL**	**FC**
Investments in Associates, Subsidiaries and Joint-Ventures	**63,768**	**181,780**	**31,099**	**124,089**
Valuation difference	31,088	181,780	(9,247)	124,089
Exchange rate difference	32,680	-	40,346	-
Securities Available-for-Sale	**1,249,912**	**115,686**	**256,934**	**(19,605)**
Valuation difference	1,249,912	115,686	256,934	(19,605)
Exchange rate difference	-	-	-	-
Total	**1,313,680**	**297,466**	**288,033**	**104,484**

5.2.11.9 Revaluation surplus

	Current Period		**Prior Period**	
	TL	**FC**	**TL**	**FC**
Movables	-	-	-	-
Real Estates	2,147	-	2,147	-
Gain on Sale of Investments in Associates and Subsidiaries and Real Estates to be used for Capital Increases	596,047	-	594,943	-
Revaluation Surplus on Leasehold Improvements	-	-	-	-

5.2.11.10 Bonus shares of associates, subsidiaries and joint-ventures

	Current Period	**Prior Period**
Garanti Yatırım Menkul Değerler AŞ	942	942
Eureko Sigorta AŞ	561	561
Kredi Kartları Bürosu AŞ	481	481
Garanti Ödeme Sistemleri AŞ	401	401
Tat Konserve AŞ	36	36
Doğuş GE Gayrimenkul Yatırım Ortaklığı AŞ	23	23
Yatırım Finansman Menkul Değerler AŞ	9	9
Total	**2,453**	**2,453**

(Thousands of Turkish Lira (TL))

5.2.11.11 Legal reserves

	Current Period	Prior Period
I. Legal Reserve	341,742	254,103
II. Legal Reserve	25,290	18,790
Special Reserves	-	-

As per the decisions made at the annual general assembly at 2 April 2009, 5% of prior periods' profit is allocated to legal reserves.

As per the decisions made at the extraordinary general assembly at 3 September 2009, TL 6,500 thousands of extraordinary reserves is allocated to II.legal reserves.

5.2.11.12 Extraordinary reserves

	Current Period	Prior Period
Legal reserves that was allocated to be in compliance with the decisions made on the Annual General Assembly	2,847,764	1,470,724
Retained Earnings	-	-
Accumulated Losses	-	-
Exchange Rate Difference on Foreign Currency Capital	-	-

As per the decisions made at the annual general assembly at 2 April 2009, the remaining prior periods' profit after the appropriation to legal reserves and undistributable funds, are allocated to extraordinary reserves.

At the extraordinary general assembly held on 3 September 2009, it was decided to distribute a dividend of TL 275,000 thousands to shareholders and to allocate TL 6,500 thousands to II.legal reserves from extraordinary reserves.

5.2.12 Accrued interest and expenses

The details of accrued interest and expenses allocated to the related items on the liability side of the balance sheet are as follows:

	Current Period		Prior Period	
	TL	**FC**	**TL**	**FC**
Deposits	154,150	52,033	250,628	80,405
Funds Borrowed	188,772	54,197	183,331	99,278
Interbank Money Markets	53,020	6,077	45,021	6,787
Other Accruals	18,754	537	23,902	9,978
Total	**414,696**	**112,844**	**502,882**	**196,448**

(Thousands of Turkish Lira (TL))

5.3 Off-Balance Sheet Items

5.3.1 Off-balance sheet contingencies

5.3.1.1 Irrevocable credit commitments

The Bank has asset purchase and sale commitments of TL 1,440,378 thousands (31 December 2008: TL 737,485 thousands), commitments for cheque payments of TL 1,513,300 thousands (31 December 2008: TL 1,356,364 thousands) and commitments for credit card limits of TL 9,057,598 thousands (31 December 2008: TL 8,789,048 thousands).

5.3.1.2 Possible losses, commitments and contingencies resulted from off-balance sheet items

	Current Period	Prior Period
Letters of Guarantee in Foreign Currency	7,451,475	6,790,151
Letters of Guarantee in TL	4,513,454	4,120,918
Letters of Credit	2,038,315	2,311,731
Bills of Exchange and Acceptances	125,841	123,807
Others	-	-
Total	**14,129,085**	**13,346,607**

A specific provision of TL 56,105 thousands (31 December 2008: TL 2,459 thousands) is made for unliquidated non-cash loans of TL 103,115 thousands (31 December 2008: TL 15,901 thousands) recorded under the off-balance sheet items in the accompanying financial statements.

The detailed information for commitments, guarantees and sureties are provided under the statement of "off-balance sheet items".

As of 31 December 2009, in the Bank's "other irrevocable commitments", there are commitments for "credit linked notes" with a total face value of USD 925,000,000 (31 December 2008: USD 925,000,000).

5.3.1.3 Non-cash loans

	Current Period	Prior Period
Non-Cash Loans against Cash Risks	897,123	225,228
With Original Maturity of 1 Year or Less	13,519	15,067
With Original Maturity of More Than 1 Year	883,604	210,161
Other Non-Cash Loans	13,786,176	14,040,836
Total	**14,683,299**	**14,266,064**

(Thousands of Turkish Lira (TL))

5.3.1.4 Sectoral risk concentration of non-cash loans

	Current Period				Prior Period			
	TL	(%)	FC	(%)	TL	(%)	FC	(%)
Agriculture	**29,794**	**0.66**	**27,397**	**0.27**	**20,699**	**0.48**	**18,119**	**0.18**
Farming and Stockbreeding	27,820	0.62	27,397	0.27	19,224	0.45	18,119	0.18
Forestry	661	0.01	-	-	461	0.01	-	-
Fishery	1,313	0.03	-	-	1,014	0.02	-	-
Manufacturing	**1,696,354**	**37.57**	**3,539,678**	**34.81**	**1,444,368**	**34.14**	**3,027,583**	**30.17**
Mining	303,385	6.72	28,978	0.28	329,968	7.80	21,024	0.21
Production	1,046,987	23.19	2,362,864	23.24	896,224	21.18	2,433,660	24.25
Electricity, Gas, Water	345,982	7.66	1,147,836	11.29	218,176	5.16	572,899	5.71
Construction	**565,124**	**12.52**	**2,196,693**	**21.60**	**616,200**	**14.56**	**2,125,443**	**21.18**
Services	**1,931,945**	**42.80**	**3,683,693**	**36.22**	**1,819,846**	**43.01**	**4,585,181**	**45.69**
Wholesale and Retail Trade	1,308,395	28.99	1,187,159	11.67	1,137,920	26.89	1,585,914	15.80
Hotel, Food and Beverage Services	76,349	1.69	68,732	0.68	60,126	1.42	152,716	1.52
Transportation and Telecommunication	171,887	3.81	792,506	7.79	127,545	3.01	890,931	8.88
Financial Institutions	301,308	6.67	1,615,950	15.89	452,129	10.69	1,922,241	19.16
Real Estate and Renting Services	33,882	0.75	6,129	0.06	8,179	0.19	6,126	0.06
"Self-Employment" Type Services	-	-	-	-	-	-	-	-
Educational Services	7,111	0.16	6,235	0.06	8,677	0.21	3,766	0.04
Health and Social Services	33,013	0.73	6,982	0.07	25,270	0.60	23,487	0.23
Other	**290,773**	**6.45**	**721,848**	**7.10**	**330,083**	**7.81**	**278,542**	**2.78**
Total	**4,513,990**	**100.00**	**10,169,309**	**100.00**	**4,231,196**	**100.00**	**10,034,868**	**100.00**

5.3.1.5 Non-cash loans classified under Group I and II

	Group I		Group II	
Current Period	**TL**	**FC**	**TL**	**FC**
Non-Cash Loans	**4,485,463**	**10,116,520**	**28,527**	**52,789**
Letters of Guarantee	4,484,927	7,401,468	28,527	50,007
Bills of Exchange and Bank Acceptances	514	123,133	-	2,194
Letters of Credit	22	2,591,919	-	588
Endorsements	-	-	-	-
Underwriting Commitments	-	-	-	-
Factoring Related Guarantees	-	-	-	-
Other Guarantees and Surities	-	-	-	-

	Group I		Group II	
Prior Period	**TL**	**FC**	**TL**	**FC**
Non-Cash Loans	**4,219,436**	**10,016,914**	**4,120**	**9,693**
Letters of Guarantee	4,109,158	6,784,258	4,120	334
Bills of Exchange and Bank Acceptances	-	113,162	-	9,359
Letters of Credit	278	3,119,494	-	-
Endorsements	-	-	-	-
Underwriting Commitments	-	-	-	-
Factoring Related Guarantees	-	-	-	-
Other Guarantees and Surities	110,000	-	-	-

(Thousands of Turkish Lira (TL))

5.3.2 Financial derivative instruments

Current Period	Up to 1 Month	1-3 Months	3-12 Months	1-5 Years	5 Years and Over	Total
Hedging Derivatives						
A. Total Hedging Derivatives	**1,295**	**-**	**-**	**-**	**-**	**1,295**
Fair Value Hedges	-	-	-	-	-	-
Cash Flow Hedges	1,295	-	-	-	-	1,295
Net Foreign Investment Hedges	-	-	-	-	-	-
Trading Derivatives						
Foreign Currency Related Derivative Transactions (I)	**17,493,520**	**5,064,972**	**4,434,328**	**363,764**	**861,000**	**28,217,584**
Currency Forwards-Purchases	1,531,287	328,196	491,321	127,534	-	2,478,338
Currency Forwards-Sales	1,495,782	320,268	500,616	124,588	-	2,441,254
Currency Swaps-Purchases	4,860,104	1,428,996	667,703	52,150	298,000	7,306,953
Currency Swaps-Sales	4,692,129	1,164,810	674,230	59,492	563,000	7,153,661
Currency Options-Purchases	2,432,356	864,741	961,273	-	-	4,258,370
Currency Options-Sales	2,481,862	909,623	1,138,119	-	-	4,529,604
Currency Futures-Purchases	-	4,182	522	-	-	4,704
Currency Futures-Sales	-	44,156	544	-	-	44,700
Interest Rate Related Derivative Transactions (II)	**20,237**	**61,430**	**178,088**	**3,421,120**	**-**	**3,680,875**
Interest Rate Swaps-Purchases	8,862	14,544	28,446	-	-	51,852
Interest Rate Swaps-Sales	9,648	14,702	27,494	-	-	51,844
Interest Rate Options-Purchases	-	-	100,284	1,710,560	-	1,810,844
Interest Rate Options-Sales	-	-	-	1,710,560	-	1,710,560
Securities Options-Purchases	-	-	18,368	-	-	18,368
Securities Options-Sales	1,727	-	3,496	-	-	5,223
Interest Rate Futures-Purchases	-	-	-	-	-	-
Interest Rate Futures-Sales	-	32,184	-	-	-	32,184
Other Trading Derivatives (III)	**308,083**	**102,647**	**208,361**	**-**	**-**	**619,091**
B. Total Trading Derivatives (I+II+III)	**17,821,840**	**5,229,049**	**4,820,777**	**3,784,884**	**861,000**	**32,517,550**
Total Derivative Transactions (A+B)	**17,823,135**	**5,229,049**	**4,820,777**	**3,784,884**	**861,000**	**32,518,845**

(Thousands of Turkish Lira (TL))

Prior Period	Up to 1 Month	1-3 Months	3-12 Months	1-5 Years	5 Years and Over	Total
Hedging Derivatives						
A. Total Hedging Derivatives	**5,406**	**27,520**	**77,597**	**-**	**-**	**110,523**
Fair Value Hedges	-	-	-	-	-	-
Cash Flow Hedges	5,406	27,520	77,597	-	-	110,523
Net Foreign Investment Hedges	-	-	-	-	-	-
Trading Derivatives						
Foreign Currency Related Derivative Transactions (I)	**17,538,493**	**6,906,906**	**6,505,406**	**948,948**	**867,000**	**32,766,753**
Currency Forwards-Purchases	958,092	432,737	603,602	187,479	-	2,181,910
Currency Forwards-Sales	955,765	444,281	585,220	185,642	-	2,170,908
Currency Swaps-Purchases	6,956,078	2,335,056	2,072,516	264,780	304,000	11,932,430
Currency Swaps-Sales	6,786,634	2,264,419	1,865,937	259,499	563,000	11,739,489
Currency Options-Purchases	909,385	663,848	641,857	23,953	-	2,239,043
Currency Options-Sales	972,539	714,914	727,179	27,595	-	2,442,227
Currency Futures-Purchases	-	40,705	9,095	-	-	49,800
Currency Futures-Sales	-	10,946	-	-	-	10,946
Interest Rate Related Derivative Transactions (II)	**242**	**9,680**	**168,687**	**3,385,280**		**3,563,889**
Interest Rate Swaps-Purchases	122	4,881	12,987	-	-	17,990
Interest Rate Swaps-Sales	120	4,799	15,494	-	-	20,413
Interest Rate Options-Purchases	-	-	106,400	1,692,640	-	1,799,040
Interest Rate Options-Sales	-	-	-	1,692,640	-	1,692,640
Securities Options-Purchases	-	-	33,806	-	-	33,806
Securities Options-Sales	-	-	-	-	-	-
Interest Rate Futures-Purchases	-	-	-	-	-	-
Interest Rate Futures-Sales	-	-	-	-	-	-
Other Trading Derivatives (III)	**128,010**	**20,683**	**669,053**	**30,400**	**-**	**848,146**
B. Total Trading Derivatives (I+II+III)	**17,666,745**	**6,937,269**	**7,343,146**	**4,364,628**	**867,000**	**37,178,788**
Total Derivative Transactions (A+B)	**17,672,151**	**6,964,789**	**7,420,743**	**4,364,628**	**867,000**	**37,289,311**

5.3.3 Contingent liabilities and assets

None.

5.3.4 Services rendered on behalf of third parties

The Bank acts as an investment agent for banking transactions on behalf of its customers and provides custody services. Such transactions are followed under off-balance sheet accounts.

(Thousands of Turkish Lira (TL))

5.4 Income Statement

5.4.1 Interest Income

5.4.1.1 Interest income from loans (*)

	Current Period		Prior Period	
	TL	**FC**	**TL**	**FC**
Short-term loans	2,550,284	223,891	2,489,237	209,179
Medium and long-term loans	2,011,347	1,179,304	1,949,825	1,083,701
Loans under follow-up	39,014	-	25,324	-
Premiums received from Resource Utilization Support Fund	-	-	-	-
Total	**4,600,645**	**1,403,195**	**4,464,386**	**1,292,880**

(*) Includes also the fee and commission income on cash loans

5.4.1.2 Interest income from banks

	Current Period		Prior Period	
	TL	**FC**	**TL**	**FC**
Central Bank of Turkey	10,097	480	10,624	775
Domestic Banks	12,570	634	9,859	2,676
Foreign Banks	122,171	74,317	152,457	85,324
Foreign Head Offices and Branches	-	-	-	-
Total	**144,838**	**75,431**	**172,940**	**88,775**

5.4.1.3 Interest income from securities portfolio

	Current Period		Prior Period	
	TL	**FC**	**TL**	**FC**
Trading Financial Assets	15,999	2,152	21,163	3,745
Financial Assets Valued at Fair Value through Profit or Loss	-	-	-	-
Financial Assets Available-for-Sale	2,749,109	148,107	1,917,237	194,710
Investments Held-to-Maturity	894,768	107,802	770,629	48,043
Total	**3,659,876**	**258,061**	**2,709,029**	**246,498**

5.4.1.4 Interest income received from associates and subsidiaries

	Current Period	Prior Period
Interest received from Investments in Associates and Subsidiaries	43,193	65,110

(Thousands of Turkish Lira (TL))

5.4.2 Interest Expenses

5.4.2.1 Interest expenses on funds borrowed (*)

	Current Period		Prior Period	
	TL	**FC**	**TL**	**FC**
Banks	**346,958**	**264,065**	**279,491**	**408,496**
Central Bank of Turkey	-	-	-	-
Domestic Banks	31,483	6,787	34,875	4,799
Foreign Banks	315,475	257,278	244,616	403,697
Foreign Head Offices and Branches	-	-	-	-
Other Institutions	-	57,476	-	25,567
Total	**346,958**	**321,541**	**279,491**	**434,063**

(*) Includes also the fee and commission expenses on borrowings

5.4.2.2 Interest expenses paid to associates and subsidiaries

	Current Period	Prior Period
Interest paid to Investments in Associates and Subsidiaries	26,476	30,081

5.4.2.3 Interest expenses on securities issued

None.

5.4.2.4 Maturity structure of interest expense on deposits

Account Description	Demand Deposits	Time Deposits						Total
		Up to 1 Month	1-3 Months	3-6 Months	6-12 Months	1 Year and Over	Accumulating Deposit Accounts	
Turkish Lira								
Bank Deposits	2,276	44,564	-	-	-	-	-	46,840
Saving Deposits	1,230	695,740	1,271,261	18,687	16,994	10,829	-	2,014,741
Public Sector Deposits	2	20,940	24,878	3	37	9	-	45,869
Commercial Deposits	4,205	481,705	621,842	14,838	2,867	20,064	-	1,145,521
Other	5,932	15,141	44,213	189	42	29	-	65,546
"7 Days Notice" Deposits	-	-	-	-	-	-	-	-
Total TL	**13,645**	**1,258,090**	**1,962,194**	**33,717**	**19,940**	**30,931**	-	**3,318,517**
Foreign Currency								-
Foreign Currency Deposits	3,583	249,948	269,715	18,343	26,438	35,714	2,222	605,963
Bank Deposits	-	11,432	-	-	-	-	-	11,432
"7 Days Notice" Deposits	-	-	-	-	-	-	-	-
Precious Metal Deposits	-	-	2	-	463	-	-	465
Total FC	**3,583**	**261,380**	**269,717**	**18,343**	**26,901**	**35,714**	**2,222**	**617,860**
Grand Total	**17,228**	**1,519,470**	**2,231,911**	**52,060**	**46,841**	**66,645**	**2,222**	**3,936,377**

5.4.2.5 Interest expense on repurchase agreements

	Current Period		Prior Period	
	TL	**FC**	**TL**	**FC**
Interest paid on Repurchase Agreements	745,308	7,330	1,139,018	20,069

(Thousands of Turkish Lira (TL))

5.4.2.6 Financial lease expenses

	Current Period	Prior Period
Financial Lease Expenses	1,785	7,934

5.4.2.7 Interest expenses on factoring payables

None.

5.4.3 Dividend income

	Current Period	Prior Period
Trading Financial Assets	-	-
Financial Assets Valued at Fair Value through Profit or Loss	-	-
Financial Assets Available-for-Sale	675	29,307
Others	78,262	73,163
Total	**78,937**	**102,470**

5.4.4 Trading income/losses (Net)

	Current Period	Prior Period
Income	**55,769,542**	**34,524,216**
Trading Account Income	373,157	83,315
Gains from Derivative Financial Instruments	2,829,863	2,564,967
Foreign Exchange Gains	52,566,522	31,875,934
Losses (-)	**54,888,844**	**34,272,921**
Trading Account Losses	12,050	33,949
Losses from Derivative Financial Instruments	2,450,824	2,084,907
Foreign Exchange Losses	52,425,970	32,154,065
Total	**880,698**	**251,295**

TL 38,669 thousands (31 December 2008: TL 190,932 thousands) of foreign exchange gains and TL 257,233 thousands (31 December 2008: TL 503,605 thousands) of foreign exchange losses are resulted from the exchange rate changes of derivative financial transactions.

5.4.5 Other operating income

The items under "other operating income" consists of collection or reversals of prior year provisions, banking services related costs charged to customers and income in custody services.

The Bank had called off its existing legal cases against Boğaziçi Corporations Tax Office related with the final and interim corporate tax returns of the years from 2001 to 2005 and settled up with the related tax authority as per the article 3 of the Law No.5736 "Collection of Certain Public Sector Receivables through Conciliation" published in the Official Gazette No.26800 dated 27 February 2008. Accordingly, following the adjustments made to the corporate tax returns of the period from 2001 to 2005, the tax refund that the Bank will collect through conciliation from the tax office due to the prepaid taxes in 2005, is agreed to be TL 131,178 thousands. In line with this conciliation and including a tax refund on an existing unused investment incentive certificate amounting TL 6,078 thousands, a total amount of TL 137,256 thousands is recorded as prior period income in the accompanying financial statements under "other operating income".

In 2008, a part of the Bank's non-performing loan portfolio amounting TL 98,221 thousands has been sold to a local asset management company at a sale price of TL 28,898 thousands. The sale price is fully recognized as income in the accompanying financial statements under "other operating income", as the sold receivables had been fully provisioned in the Bank's financial statements in prior periods.

(Thousands of Turkish Lira (TL))

5.4.6 Provision for losses on loans or other receivables

	Current Period	Prior Period
Specific Provisions for Loans and Other Receivables	**1,212,401**	**418,629**
Loans and receivables in Group III	141,317	241,587
Loans and receivables in Group IV	421,079	44,938
Loans and receivables in Group V	650,005	132,104
General Provisions	**11,255**	**143,578**
Provision for Possible Losses	**330,000**	**-**
Impairment Losses on Securities	**688**	**770**
Financial assets at fair value through profit or loss	688	683
Financial assets available-for-sale	-	87
Impairment Losses on Associates, Subsidiaries and Investments Held-to-Maturity	**15**	**-**
Associates	-	-
Subsidiaries	15	-
Joint Ventures	-	-
Investments Held-to-Maturity	-	-
Others	**58,455**	**3,469**
Total	**1,612,814**	**566,446**

5.4.7 Other operating expenses

	Current Period	Prior Period
Personnel Costs	994,048	943,116
Reserve for Employee Termination Benefits	1,563	-
Deficit Provision for Pension Fund	-	102,601
Impairment Losses on Tangible Assets	-	1
Depreciation Expenses of Tangible Assets	166,600	167,645
Impairment Losses on Intangible Assets	-	-
Amortisation Expenses of Intangible Assets	4,598	3,951
Impairment Losses on Assets to be Disposed	8,748	-
Depreciation Expenses of Assets to be Disposed	669	863
Impairment Losses on Assets Held for Sale	-	-
Other Operating Expenses	1,082,873	1,001,658
Operational Lease related Expenses	131,983	109,035
Repair and Maintenance Expenses	29,696	28,691
Advertisement Expenses	103,617	104,139
Other Expenses	817,577	759,793
Loss on Sale of Assets	1,886	8,279
Others (*)	309,050	294,476
Total	**2,570,035**	**2,522,590**

(*) In the current period, this item includes a provision amounting TL 72,100 thousands (31 December 2008: TL 98,577 thousands) for short-term employee benefits.

(Thousands of Turkish Lira (TL))

5.4.8 Profit/loss before taxes including profit/loss from discontinued operations

The profit before taxes includes a net interest income of TL 5,079,982 thousands, a net fees and commissions income of TL 1,642,508 thousands and operating expenses of TL 2,570,035 thousands. The Bank's profit before taxes realized at TL 3,778,528 thousands increasing by 75% comparing to the prior year.

5.4.9 Provision for taxes including taxes from discontinued operations

As of 31 December 2009, the Bank recorded a tax expense of TL 817,616 thousands (31 December 2008: TL 399,213 thousands) and a deferred tax income of TL 1,329 thousands (31 December 2008: a deferred tax expense of TL 12,287 thousands).

Deferred tax income/expense on timing differences:

Deferred tax income/(expense) on timing differences	**Current Period**
Increase in tax deductable timing differences (+)	79,864
Decrease in tax deductable timing differences (-)	27,628
Increase in taxable timing differences (-)	65,150
Decrease in taxable timing differences (+)	14,243
Total	**1,329**

Deferred tax income/expense in the income statement arising on timing differences, tax losses and tax deductions and exemptions:

Deferred tax income/(expense) arising on timing differences, tax losses and tax deductions and exemptions	**Current Period**
Increase/(decrease) in tax deductable timing differences (net)	52,236
(Increase)/decrease in taxable timing differences (net)	(50,907)
Increase/(decrease) in tax losses (net)	-
Increase/(decrease) in tax deductions and exemptions (net)	-
Total	**1,329**

5.4.10 Net operating profit/loss after taxes including net profit/loss from discontinued operations

None.

5.4.11 Net profit/loss

5.4.11.1 Any further explanation on operating results needed for better understanding of the Bank's performance

None.

5.4.11.2 Any changes in estimations that might have a material effect on current and subsequent period results

None.

5.4.12 Components of other items in income statement

Other items do not exceed 10% of the total of income statement.

(Thousands of Turkish Lira (TL))

5.5 Statement of Changes in Shareholders' Equity

5.5.1 Any increases arising from application of accounting for financial instruments

5.5.1.1 Increases from valuation of financial assets available-for-sale

As of 31 December 2009, the revaluation of financial assets available-for-sale at fair value netted with the related deferred tax liability effect has resulted in an increase by TL 1,218,629 thousands that is presented as the current period movement in "securities value increase fund" in the statement of changes in shareholders' equity. The gains transferred to income statement from "securities value increase fund" are TL 61,271 thousands and TL 109,738 thousands for the year ended 31 December 2009 and 2008, respectively.

5.5.1.2 Increases due to cash flow hedges

None.

5.5.1.3 Reconciliation of foreign exchange differences at beginning and end of current period

The Bank had applied net investment hedge accounting for the exchange rate differences on the net investment risks on its foreign affiliates and its related financial liabilities in foreign currencies in the previous periods. The Bank started to apply fair value hedge accounting as at 1 January 2009. Accordingly, the effective portion of the foreign exchange differences is recorded under income statement in the current period.

The foreign exchange loss of TL 9,583 thousands netted with the related tax effect of TL 1,917 thousands that had been recorded under the shareholders' equity has been transferred from the shareholders' equity to the income statement as TL 7,666 thousands as per Garanti Bank International NV's capital decrease decision dated 16 October 2009.

5.5.2 Any decreases arising from application of accounting for financial instruments

5.5.2.1 Decreases from valuation of financial assets available-for-sale

None.

5.5.2.2 Decreases due to cash flow hedges

The Bank enters into swap contracts to convert variable interest rates on its borrowings to fixed interest rates for cash flow hedging purposes. In the prior period the effective portion of the cash flow hedge amounting to TL 33,488 thousands were added to shareholders' equity, in the current period a gain of TL 80,646 thousands after netting with the related defferred tax effect was transferred to income from derivative financial instruments account in the income statement as explained in Note 5.1.11.1, and the shareholder's equity is reduced by TL 67,119 thousands.

5.5.3 Transfers to legal reserves

	Current Period	Prior Period
Transfers to Legal Reserves from Prior Year Profits	94,024	115,781
Transfers to Extraordinary Reserves from Prior Year Profits	1,377,040	1,629,268

As explained in Note 1.4, the payment of TL 1,434,233 thousands for the purchase of founder share-certificates are compensated by extraordinary reserves.

5.5.4 Issuance of share certificates

Please refer to Note 5.2.11.3.

5.5.5 Effects of prior years' corrections to beginning balances of current period

Please refer to Note 3.24.

5.5.6 Compensation of prior period losses

None.

(Thousands of Turkish Lira (TL))

5.6 Statement of Cash Flows

5.6.1 Disclosures for "other" items and "effect of change in foreign currency rates cash and cash equivalents" in statement of cash flows

In 2009, the net cash inflows arising from banking operations amount to TL 11,463,817 thousands. TL 7,708,099 thousands of this amount is generated from the change in operating assets and liabilities and TL 3,755,718 thousands from operating profit. The "net decrease in other liabilities" under the changes in operating assets and liabilities is resulted from the changes in the funds obtained through repurchase agreements, miscellaneous payables, other external funding payables and taxes, duties and premiums payables and amounts to TL 2,355,307 thousands for the year 2009. The "others" item under operating income composes of fees and commissions paid, foreign exchange gains, other operating income and other operating expenses excluding employee costs, and amounts to a loss of TL 1,094,194 thousands for the year 2009.

The net cash outflow from financing activities for the year 2009, is TL 307,799 thousands.

The effect of change in foreign exchange rate on cash and cash equivalents includes the foreign exchange difference resulted from the translation of cash and cash equivalents in foreign currency into TL at the exchange rates valid at the beginning and end of the year, and amounts to TL 48,103 thousands for the year 2009.

5.6.2 Cash outflows from acquisition of associates, subsidiaries and joint-ventures

Please refer to Note 5.1.8.2 of investments in subsidiaries.

5.6.3 Cash inflows from disposal of associates, subsidiaries and joint-ventures

None.

5.6.4 Cash and cash equivalents at beginning of period

	Current Period	**Prior Period**
Cash on Hand	**653,902**	**445,030**
Cash in TL	312,466	244,772
Cash in Foreign Currency	341,436	200,258
Cash Equivalents	**4,377,823**	**2,972,465**
Other	4,377,823	2,972,465
TOTAL	**5,031,725**	**3,417,495**

5.6.5 Cash and cash equivalents at end of period

	Current Period	**Prior Period**
Cash on Hand	**776,667**	**653,902**
Cash in TL	468,028	312,466
Cash in Foreign Currency	308,639	341,436
Cash Equivalents	**7,354,075**	**4,377,823**
Other	7,354,075	4,377,823
TOTAL	**8,130,742**	**5,031,725**

(Thousands of Turkish Lira (TL))

5.6.6 Restricted cash and cash equivalents due to legal requirements or other reasons

The placements at foreign banks include blocked accounts with a total principal balance of TL 4,714,851 thousands of which TL 186,055 thousands, TL 185,613 thousands and TL 15,824 thousands are kept at the central banks of Luxembourg, Malta and NCTR, respectively as reserve deposits, and TL 4,327,359 thousands as collateral against funds borrowed.

The blocked account at the Central Bank of Turkey with a principal balance of TL 1,716,480 thousands is for the reserve deposits against foreign currency liabilities.

5.6.7 Additional information

5.6.7.1 Restrictions on the Bank's potential borrowings

None.

5.6.7.2 Cash inflows presenting increase in operating capacity of the Bank

None.

(Thousands of Turkish Lira (TL))

5.7 Related Party Risks

5.7.1 Transactions with the Bank's risk group; lendings and deposits and other related party transactions outstanding at period end and income and expenses from such transactions incurred during the period

5.7.1.1 Loans and other receivables

Current Period

Bank's Risk Group	Associates, Subsidiaries and Joint-Ventures		Bank's Direct and Indirect Shareholders		Other Components in Risk Group	
Loans and Other Receivables	**Cash**	**Non-cash**	**Cash**	**Non-cash**	**Cash**	**Non-cash**
Balance at beginning of period	1,729,413	122,864	25	1,661	220,662	183,932
Balance at end of period	1,454,678	23,581	2	920	214,868	299,669
Interest and Commission Income	**51,623**	**137**	**17**	**2**	**14,485**	**2,411**

Prior Period

Bank's Risk Group	Associates, Subsidiaries and Joint-Ventures		Bank's Direct and Indirect Shareholders		Other Components in Risk Group	
Loans and Other Receivables	**Cash**	**Non-cash**	**Cash**	**Non-cash**	**Cash**	**Non-cash**
Balance at beginning of period	953,386	61,690	1	1,090	65,794	168,482
Balance at end of period	1,729,413	122,864	25	1,661	220,662	183,932
Interest and Commission Income	**70,863**	**108**	**18**	**8**	**7,346**	**1,114**

5.7.1.2 Deposits

Bank's Risk Group	Associates, Subsidiaries and Joint-Ventures		Bank's Direct and Indirect Shareholders		Other Components in Risk Group	
Deposits	**Current Period**	**Prior Period**	**Current Period**	**Prior Period**	**Current Period**	**Prior Period**
Balance at beginning of period	240,915	154,208	300,582	86,051	183,763	235,532
Balance at end of period	231,523	240,915	359,876	300,582	323,665	183,763
Interest Expense	**26,476**	**30,081**	**16,547**	**21,885**	**10,088**	**20,929**

5.7.1.3 Derivative transactions

Bank's Risk Group	Associates, Subsidiaries and Joint-Ventures		Bank's Direct and Indirect Shareholders		Other Components in Risk Group	
	Current Period	**Prior Period**	**Current Period**	**Prior Period**	**Current Period**	**Prior Period**
Transactions for Trading:						
Beginning of Period	331,010	-	-	-	-	-
End of Period	303,015	331,010	-	-	3,326	-
Total Profit/Loss	**83,325**	**17,843**			**595**	-
Transactions for Hedging:						
Beginning of Period	-	-	-	-	-	-
End of Period	-	-	-	-	-	-
Total Profit/Loss	-	-	-	-	-	-

(Thousands of Turkish Lira (TL))

5.7.2 The Bank's risk group

5.7.2.1 Relations with companies in risk group of/or controlled by the Bank regardless of nature of current transactions

Transactions with the risk group, are held under arm's-length conditions; terms are set according to the market conditions and in compliance with the Banking Law. The Bank's policy is to keep the balances and transaction volumes with the risk group at reasonable levels preventing any high concentration risk on balance sheet.

5.7.2.2 Concentration of transaction volumes and balances with risk group and pricing policy

The cash loans of the risk group amounting TL 551,924 thousands (31 December 2008: TL 667,071 thousands) compose 1.11% (31 December 2008: 1.34%) of the Bank's total cash loans and 0.52% (31 December 2008: 0.75%) of the Bank's total assets. The total loans and similar receivables amounting TL 1,669,548 thousands (31 December 2008: TL 1,950,100 thousands) compose 1.59% (31 December 2008: TL 2.19%) of the Bank's total assets. The non-cash loans of the risk group amounting TL 324,170 thousands (31 December 2008: TL 308,457 thousands) compose 2.21% (31 December 2008: 2.17%) of the Bank's total non-cash loans. The deposits of the risk group amounting TL 915,064 thousands (31 December 2008: TL 725,260 thousands) compose 1.46% (31 December 2008: 1.38%) of the Bank's total deposits. The pricing in transactions with the risk group companies is set on an arms-length basis.

The Bank has a total lease payable of TL 4,178 thousands (31 December 2008: TL 23,357 thousands) from the transactions carried out with related parties. As a result of these transactions, a leasing expense of TL 1,785 thousands (31 December 2008: TL 7,934 thousands) is recorded. Furthermore, there is a credit card (POS) payable amounting TL 37,215 thousands (31 December 2008: TL 25,987 thousands) to related parties.

Operating expenses of TL 6,708 thousands (31 December 2008: TL 16,885 thousands) for IT services rendered by related parties and rent income of TL 1,664 thousands (31 December 2008: TL 1,462 thousands) for the real estates rented to related parties, are recorded.

The Bank made a total payment of TL 59,001 thousands to its top management considered as key management as of 31 December 2009 (31 December 2008: TL 58,742 thousands).

5.7.2.3 Other matters not required to be disclosed

None.

5.7.2.4 Transactions accounted under equity method

Please refer to Note 5.1.8.

5.7.2.5 All kind of agreements signed like asset purchases/sales, service rendering, agencies, leasing, research and development, licences, funding, guarantees, management services

The Bank has agency contracts with Garanti Yatırım Menkul Kıymetler AŞ, Eureko Sigorta AŞ, Garanti Emeklilik ve Hayat AŞ. Accordingly, all the branches of the Bank serve as agencies to sell the products of these entities to customers. Agency services for trading of securities on behalf of customers are rendered by the Bank's specialised branches (Investment Centers).

Purchase of equipments for the Bank's internal use are partly arranged through financial leasing.

(Thousands of Turkish Lira (TL))

At 11 March 2008, a real estate with a net book value of TL 40,581 thousands was sold to Doğuş Holding AŞ at a sale price of USD 35,000,000 (equivalent of TL 42,693 thousands). The sale price, of which USD 15,000,000 was collected immediately at the date of sale, was fully collected. A gain of TL 2,112 thousands was recognized as income on this transaction in prior period.

At 6 March 2009, a real estate was purchased from Eureko Sigorta AŞ at a price of TL 12,434 thousands and fully paid.

The Bank purchased a real estate at a total price of USD 11,000,000 plus VAT (equivalent of TL 18,121 thousands) at 3 June 2009 through payments of USD 6,000,000 at 6 April 2009 and USD 5,880,000 at 3 June 2009 as per the trading commitment agreement with Doğuş-Ge Gayrimenkul Yatırım Ortaklığı AŞ.

(Thousands of Turkish Lira (TL))

5.8 Domestic, Foreign and Off-Shore Branches or Investments and Foreign Representative Offices

5.8.1 Domestic and foreign branches and representative offices

	Number of Branches	Number Of Employees	Country	Total Assets	Legal Capital
Domectic Branches	783	16,747			
			Country		
Foreign Representative Offices	1	1	1-Germany		
	1	1	2-Russia		
	1	-	3-England		
	1	1	4-China		
				Total Assets	**Legal Capital**
Foreign Branches	1	19	1- Luxembourg	12,531,265	855,280
	1	13	2- Malta	16,651,896	-
	3	45	3- NCTR	220,370	3,520

5.8.2 Opening or closing of domestic and foreign branches and representative offices and significant changes in organisational structure

During the year 2009, 67 new domestic branches were opened and 5 branch was closed.

(Thousands of Turkish Lira (TL))

5.9 Significant Events and Matters Arising Subsequent to Balance Sheet Date

"The Law for the Amendments to the Law on the Procedure for the Collection of Public Receivables and Certain Laws" was accepted by the Planning and Budget Commission Of the Turkish Parliament at the meeting held on 20 January 2010 and became effective by being published on the Official Gazette dated 5 February 2010. According to aforementioned Law; banks founded in Turkey and the foreign banks having head offices in Turkey are required to pay TL 200,000 for each year to obtain operating license. The banks founded to operate in the free trade zones and branches of the foreign banks are required to pay TL 200,000 for each branch and for each year to obtain operating license. All the branches of the banks including the branches operating in free trade zones (excluding branches of the foreign banks established in free trade zones) are required to pay license fee according to the population of the operating area at the beginning of the prior calender year; branches operating in the municipalities which have population upto 5,000 are required to pay TL 12,000; branches operating in the municipalities which have population between 5,000 and 25,000 are required to pay TL 36,000; and branches operating in the municipalities which have population more than 25,000 and branches operating in the free trade zones are required to pay 48,000 for each year and for each branch.

6. Other Disclosures on Activities of the Bank

6.1 The Bank's latest international risk ratings

MOODY'S *(January 2010*)*

Long Term FC Deposit	Ba3
Long Term TL Deposit	Baa1
Short Term TL Deposit	Prime-2
Short Term FC Deposit	NP
Long Term FC Deposit Outlook	Stable
Financial Strength Rate (FSR)	C-
FSR Outlook	Stable
Long Term National	Aa1.tr
Short Term National	TR-1

STANDARD AND POORS *(January 2010*)*

Long Term FC Obligations	BB-
Long Term TL Deposit	BB-
Outlook	Stable

FITCH RATINGS *(December 2009*)*

Foreign Currency	
Long Term	BBB-
Short Term	F3
Outlook	Stable
Individual	C
Support	3
Turkish Lira	
Long Term	BBB-
Short Term	F3
Outlook	Stable
National	AAA (tur)
Outlook	Stable

CAPITAL INTELLIGENCE *(November 2009*)*

Long Term FC Obligations	BB-
Short Term FC Obligations	B
Domestic Strength	BBB+
Support	2
Outlook	Stable

(*) Latest dates in risk ratings or outlooks.

(Thousands of Turkish Lira (TL))

JCR EURASIA RATINGS *(February 2010*)*

Long Term International FC	BBB- (Stable)
Long Term International TL	BBB (Stable)
Long Term National	AAA (Trk) (Stable)
Short Term International FC	A-3 (Stable)
Short Term International TL	A-3 (Stable)
Short Term National	A-1+ (Trk) (Stable)
Support	1
Independency from Shareholders	A

(*) Latest dates in risk ratings or outlooks.

6.2 Dividends

At the annual general assembly dated 2 April 2009 and the extraordinary general assembly dated 3 September 2009, it was decided to distribute the profit of 2008 as follows:

2008 PROFIT DISTRIBUTION TABLE	
2008 Net Profit	1,750,488
A – I. Legal reserve (Turkish Commercial Code 466/1) at 5%	(87,524)
Undistributable funds	(4,424)
B – First dividend at 5% of the Paid Capital	(210,000)
C – Extraordinary reserves at 5% after above deductions	(72,427)
D – Dividend to the owners of the Founder Shares	(65,000)
E – Extraordinary reserves	(1,304,613)
F – II.Legal reserve (Turkish Commercial Code 466/2)	(6,500)

6.3 Other disclosures

None.

7 Independent Auditors' Report

7.1 Disclosure on independent auditors' report

The Bank's unconsolidated financial statements as of 31 December 2009, have been audited by Akis Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik AŞ (the Turkish member firm of KPMG International Cooperative, a Swiss entity). It was noted in their report dated 11 February 2010 that except for the effect of the matter described in the fourth paragraph on the financial statements, the accompanying financial statements present fairly, in all material respects, the financial position of Türkiye Garanti Bankası AŞ as of 31 December 2009 and the result of its operations.

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